




SEC Mail Processing Section
RECEIVED
SEP 20 2013
Wash. D.C.
193

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Cree, Inc.:

The 2013 Annual Meeting of Shareholders of Cree, Inc. will be held at the offices of the corporation at 4425 Silicon Drive, Durham, North Carolina 27703, on Tuesday, October 29, 2013, at 10:00 a.m. local time, to consider and vote upon the following matters and to transact such other business as may be properly brought before the meeting:

- Proposal No. 1—Election of seven directors
- Proposal No. 2—Approval of the 2013 Long-Term Incentive Compensation Plan
- Proposal No. 3—Approval of amendments to the 2005 Employee Stock Purchase Plan to increase the number of shares authorized for issuance under the plan by 2,000,000 shares and extend the plan term for five years
- Proposal No. 4—Ratification of the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending June 29, 2014
- Proposal No. 5—Advisory (nonbinding) vote to approve executive compensation

All shareholders are invited to attend the meeting in person. Only shareholders of record at the close of business on August 30, 2013 are entitled to notice of and to vote at the meeting.

By order of the Board of Directors,

Bradley D. Kohn
Secretary

Durham, North Carolina
September 10, 2013

PLEASE NOTE:

We are primarily providing access to our proxy materials over the Internet pursuant to the Securities and Exchange Commission's "notice and access" rules. Beginning on or about September 16, 2013, we expect to mail to our shareholders a Notice of Internet Availability of Proxy Materials which will indicate how to access our 2013 Proxy Statement and 2013 Annual Report on the Internet. The Notice also includes instructions on how you can receive a paper copy of your annual meeting materials, including the notice of annual meeting, proxy statement and proxy card.

Whether or not you plan to attend the meeting in person, please submit voting instructions for your shares promptly using the directions on your Notice or, if you elected to receive printed proxy materials by mail, your proxy card, to vote by one of the following methods: (1) over the Internet, by accessing the website address *www.proxyvote.com*; (2) by telephone, by calling the toll-free telephone number 1-800-690-6903; or (3) if you elected to receive printed proxy materials by mail, by marking, dating and signing your proxy card and returning it in the accompanying postage-paid envelope.

Table of Contents

CREE, INC.

PROXY STATEMENT

2013 PROXY SUMMARY

This summary highlights information contained in this proxy statement. The summary does not contain all of the information that you should consider; please read the entire proxy statement carefully before voting.

Annual Meeting of Shareholders

- *Place:* Cree, Inc. offices at 4425 Silicon Drive, Durham, North Carolina 27703
- *Date and time:* Tuesday, October 29, 2013, at 10:00 a.m.
- *Record Date:* August 30, 2013
- *Approximate Date of Availability of Proxy Materials*: September 16, 2013
- *Voting:* Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to vote for each director nominee and to one vote for each of the other proposals to be voted on.

Voting matters and Board recommendations

- Election of seven directors **(FOR THE NOMINEES)**
- Approval of a 2013 Long-Term Incentive Compensation Plan **(FOR)**
- Approval of amendments to our 2005 Employee Stock Purchase Plan to increase the number of shares authorized for issuance under the plan by 2,000,000 shares and extend the plan term for five years **(FOR)**
- Ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 29, 2014 **(FOR)**
- Advisory (nonbinding) vote to approve executive compensation **(FOR)**

Board nominees

- *Charles M. Swoboda.* Cree, Inc. Chairman, President and Chief Executive Officer. Cree Director since 1999.
- *Clyde R. Hosein.* Executive Vice President and Chief Financial Officer of RingCentral, Inc. Cree Director since 2005.
- *Robert A. Ingram.* General Partner in Hatteras Venture Partners. Cree Director since 2008.
- *Franco Plastina.* President and Founder of Arc & Company, LLC. Cree Director since 2007.
- *Alan J. Ruud.* Cree, Inc. Vice Chairman–Lighting. Cree Director since 2011.
- *Robert L. Tillman.* Former Chairman, President and Chief Executive Officer of Lowe's Companies, Inc. Cree Director since 2010.
- *Thomas H. Werner.* Chief Executive Officer and Director of SunPower Corporation. Cree Director since 2006.

Named executive officers for fiscal 2013	• *Charles M. Swoboda*, Chairman, President and Chief Executive Officer • *Michael E. McDevitt*, Executive Vice President and Chief Financial Officer • *Norbert W. G. Hiller*, Executive Vice President–LEDs • *Tyrone D. Mitchell, Jr.*, Executive Vice President–Lighting
Approval of 2013 Long-Term Incentive Compensation Plan	We are seeking shareholder approval of our 2013 Long-Term Incentive Compensation Plan to replace our current plan that expires in 2015 and to allow for an increase in the number of shares available for grant. Our Board of Directors recommends a FOR vote because we believe that the ability to make equity awards to our employees and directors is important to align their interests with those of our shareholders and to enable us to retain and motivate our employees.
Approval of amendments to our 2005 Employee Stock Purchase Plan	We are seeking shareholder approval of amendments to our 2005 Employee Stock Purchase Plan to increase the number of shares authorized for issuance under the plan by 2,000,000 shares and extend the plan term, which currently expires in 2015, until 2020. Our Board of Directors recommends a FOR vote because we believe that the plan helps align the interests of our employees with those of our shareholders and helps us to retain and motivate our employees.
Independent auditors	Although not required, we ask shareholders to ratify the selection of Ernst & Young as our auditors for our fiscal year ending June 29, 2014. Our Board of Directors recommends a FOR vote.
Advisory (nonbinding) vote to approve executive compensation	Annually, our shareholders consider and vote on the compensation of our named executive officers on an advisory (nonbinding) basis. Our Board of Directors recommends a FOR vote.

MEETING INFORMATION

The Board of Directors of Cree, Inc., or the Company, is asking for your proxy for use at the 2013 Annual Meeting of Shareholders and any adjournments of the meeting. The meeting will be held at our offices at 4425 Silicon Drive, Durham, North Carolina 27703, on Tuesday, October 29, 2013, at 10:00 a.m. local time, to conduct the following business and such other business as may be properly brought before the meeting: (1) election of the seven directors listed in this proxy statement; (2) approval of a 2013 Long-Term Incentive Compensation Plan, or the Proposed LTIP; (3) approval of amendments to the 2005 Employee Stock Purchase Plan, or the ESPP, to increase the number of shares authorized for issuance under the plan by 2,000,000 shares and extend the plan term for five years; (4) ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 29, 2014; and (5) advisory (nonbinding) vote to approve executive compensation.

The Board of Directors recommends that you vote FOR the election of the director nominees listed in this proxy statement, FOR approval of the Proposed LTIP, FOR approval of the amendments to the ESPP, FOR ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 29, 2014, and FOR the advisory (nonbinding) vote to approve executive compensation.

Beginning on or about September 16, 2013, proxy materials for the annual meeting, including this proxy statement and our 2013 Annual Report, are being made available to shareholders entitled to vote at the annual meeting. The annual report is not part of our proxy soliciting materials.

Important Notice Regarding the Availability of Proxy Materials
For the Shareholder Meeting to Be Held on October 29, 2013:

The annual report and proxy statement will be available on the Internet at
www.cree.com/annualmeeting.

Pursuant to the Securities and Exchange Commission's "Notice and Access" rules, we are furnishing proxy materials to our shareholders primarily via the Internet. Beginning on or about September 16, 2013, we intend to mail to our shareholders a Notice of Internet Availability of Proxy Materials, or Notice, containing instructions on how to access our proxy materials on the Internet, including our proxy statement and our annual report. The Notice also instructs you on how you can vote using the Internet and by telephone. Other shareholders, in accordance with their prior requests, have received e-mail notification of how to access our proxy materials and vote via the Internet or by telephone, or have been mailed paper copies of our proxy materials and a proxy card or voting form.

Internet distribution of our proxy materials is designed to expedite receipt by shareholders, lower the cost of the annual meeting, and conserve natural resources. If, however, you would prefer to receive printed proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

VOTING PROCEDURES

Who Can Vote

Only shareholders of record of the Company at the close of business on August 30, 2013 are entitled to vote at the meeting and any adjournments of the meeting. At that time, there were 120,114,210 shares of the Company's common stock outstanding, each of which is entitled to one vote on each matter submitted to a vote at the meeting.

How You Can Vote

You may vote shares by proxy or in person using one of the following methods:

- *Voting by Internet.* You can vote over the Internet by following the directions on your Notice to access the website address at *www.proxyvote.com*. The deadline for voting over the Internet is Monday, October 28, 2013 at 11:59 p.m. Eastern time.
- *Voting by Telephone.* You can vote by calling the toll-free telephone number at 1-800-690-6903. The deadline for voting by telephone is Monday, October 28, 2013 at 11:59 p.m. Eastern time.
- *Voting by Mail.* If you requested printed proxy materials, you can vote by completing and returning your signed proxy card. To vote using your proxy card, please mark, date and sign the card and return it by mail in the accompanying postage-paid envelope. You should mail your signed proxy card sufficiently in advance for it to be received by Monday, October 28, 2013.
- *Voting in Person.* You can vote in person at the meeting if you are the record owner of the shares to be voted. You can also vote in person at the meeting if you present a properly signed proxy that authorizes you to vote shares on behalf of the record owner. If a broker, bank, custodian or other nominee holds your shares, to vote in person at the meeting you must present a letter or other proxy appointment, signed on behalf of the broker or nominee, granting you authority to vote the shares.

How You Can Revoke Your Proxy and Change Your Vote

You can revoke your proxy and change your vote by (1) attending the meeting and voting in person; (2) delivering written notice of revocation of your proxy to the Secretary at any time before voting is closed; (3) timely submitting new voting instructions by telephone or over the Internet as described above; or (4) if you requested printed proxy materials, timely submitting a signed proxy card bearing a later date.

How Your Proxy Will Be Voted

If you timely submit your proxy over the Internet, by telephone, or by proxy card as described above and have not revoked it, your shares will be voted or withheld from voting in accordance with the voting instructions you gave. If you timely submit your proxy as described above without giving voting instructions, your shares will be voted FOR the election of the director nominees listed in this proxy statement, FOR approval of the Proposed LTIP, FOR approval of the amendments to the ESPP, FOR ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending June 29, 2014, and FOR the advisory (nonbinding) vote to approve executive compensation.

How You Can Vote Shares Held by a Broker or Other Nominee

If a broker, bank, custodian or other nominee holds your shares, you may have received a notice or voting instruction form from them. Please follow the directions that your broker, bank, custodian or other nominee provides or contact the firm to determine the voting methods available to you. Brokers are no longer permitted to vote in the election of directors (and many other matters, including Proposals 2, 3 and 5) if the broker has not received instructions from the beneficial owner of shares. It is particularly important, if you are a beneficial owner, that you instruct your broker how you wish to vote your shares because brokers will have discretionary voting authority only with respect to Proposal 4 if you do not instruct your broker how you wish to vote your shares.

Quorum Required

A quorum must be present at the meeting before business can be conducted. A quorum will be present if a majority of the shares entitled to vote are represented in person or by proxy at the meeting. Shares represented by a proxy with instructions to withhold authority to vote or to abstain from voting on any matter will be considered present for purposes of determining the existence of a quorum. Shares represented by a proxy as to which a broker, bank, custodian or other nominee has indicated that it does not have discretionary authority to vote on certain matters (sometimes referred to as "broker non-votes") will also be considered present for purposes of determining the existence of a quorum.

Vote Required

- *Proposal 1 (Election of Directors).* Directors will be elected by a plurality of the votes cast. The nominees who receive the most votes will be elected to fill the available positions. Shareholders do not have the right to vote cumulatively in electing directors. Withholding authority in your proxy to vote for a nominee will result in the nominee receiving fewer votes.

  As set forth in the Corporate Governance Principles adopted by the Board of Directors, except in cases when there are more nominees than available seats, if a nominee elected to the Board by plurality vote received a number of "withhold" votes that is greater than 50% of all votes cast with respect to that nominee, the nominee shall tender the nominee's resignation from the Board in writing to the Chairman prior to the first regular meeting of the Board that follows the meeting of shareholders at which the election was held and any meeting of the Board held in connection with it. The resignation will be effective if and when it is accepted by the Board. Promptly after the Board reaches a decision, the Company will publicly disclose the action taken by the Board regarding the director's tendered resignation.

- *Proposal 2 (Approval of 2013 LTIP); Proposal 3 (Approval of Amendments to the ESPP) and Proposal 4 (Ratification of Appointment of Auditors).* The Proposed LTIP, the proposed amendments to the ESPP, and ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal 2014 will be approved if the votes cast for approval exceed the votes cast against approval. Although shareholder ratification of the appointment is not required by law or the Company's Bylaws, the Audit Committee has determined that, as a matter of corporate governance, the selection of independent auditors should be submitted to the shareholders for ratification. If the appointment of Ernst & Young LLP is not ratified by a majority of the votes cast at the 2013 Annual Meeting, the Audit Committee will consider the appointment of other independent auditors for subsequent fiscal years. Even if the appointment is ratified, the Audit Committee may change the appointment at any time during the year if it determines that the change would be in the Company's best interest and the best interests of the shareholders.

- *Proposal 5 (Advisory (Nonbinding) Vote to Approve Executive Compensation).* With respect to the advisory (nonbinding) vote to approve executive compensation, the executive compensation will be approved if the votes cast for approval exceed the votes cast against approval. Because your vote to approve executive compensation is advisory, it will not be binding upon the Board of Directors, it will not overrule any decision by the Board, and it will not create or imply any additional fiduciary duties on the Board or any member of the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

Abstentions and broker non-votes will not be counted for purposes of determining whether these proposals have received sufficient votes for approval.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Nominees for Election as Directors

All seven persons nominated for election to the Board of Directors at the annual meeting are currently serving as directors of the Company. Harvey A. Wagner, who has served on the Board since 2004, is not standing for re-election, because Mr. Wagner has reached the recommended retirement age for service as a director as set forth in the Corporate Governance Principles adopted by the Board of Directors. The Company is not aware of any nominee who will be unable or will decline to serve as a director. If a nominee becomes unable or declines to serve, the accompanying proxy may be voted for a substitute nominee, if any, designated by the Board. The term of office of each person elected as a director will continue until the later of the next annual meeting of shareholders or until such time as his successor has been duly elected and qualified.

The following tables list the nominees for election and information about each nominee. The Governance and Nominations Committee has recommended each nominee to the Board of Directors. Each nominee meets the criteria set forth in the Corporate Governance Principles, including that no nominee will be 72 years old or older at the time of the annual meeting and that no Company director shall serve on more than four public company boards of directors, inclusive of service on the Company's Board. In addition, each nominee meets the minimum share ownership guidelines set forth in the Corporate Governance Principles, under which the Chief Executive Officer is expected to own shares with a value not less than five times his base salary, and each non-employee member of the Board is expected to own shares with a value not less than five times the sum of the director's retainers for service on the Board and on Board committees, within five years after election or appointment to the Board.

Under the charter of the Governance and Nominations Committee, the Committee is responsible for identifying from a wide field of candidates, including women and minority candidates, and recommending that the Board select qualified candidates for membership on the Board. In identifying candidates, the Committee takes into account such factors as it considers appropriate, which may include (1) ensuring that the Board, as a whole, is diverse as to race, gender, culture, thought and geography, such that the Board reflects a range of viewpoints, backgrounds, skills, experience and expertise, and consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise and local or community ties; (2) minimum individual qualifications, including strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially; (3) questions of independence, possible conflicts of interest and whether a candidate has special interests or a specific agenda that would impair his or her ability to effectively represent the interests of all shareholders; (4) the extent to which the candidate would fill a present need on the Board; and (5) whether the candidate can make sufficient time available to perform the duties of a director.

Name	Age	Principal Occupation and Background	Director Since
Charles M. Swoboda	46	Mr. Swoboda has served as the Company's Chief Executive Officer since June 2001, as President since January 1999, as a member of the Board of Directors since October 2000 and as chairman since April 2005. He was Chief Operating Officer of the Company from 1997 to June 2001 and Vice President for Operations from 1997 to 1999. Prior to his appointment as Vice President for Operations, Mr. Swoboda served as Operations Manager from 1996 to 1997, as General Manager of the Company's former subsidiary, Real Color Displays, Incorporated, from 1994 to 1996 and as LED Product Manager from 1993 to 1994. He was previously employed by Hewlett-Packard Company. Mr. Swoboda's employment with the Company for the past 20 years in diverse roles, his leadership as the Company's Chief Executive Officer for more than a decade and his service on the Board of Directors for thirteen years, including his service as Chairman of the Board for the past eight years, uniquely qualify him for election to the Board of Directors. He brings to the Board a critical perspective and understanding of the Company's business strategy, and he is enabled by his experience and position as Chief Executive Officer to provide the Board valuable insight into the management and operations of the Company.	2000
Clyde R. Hosein	54	Mr. Hosein has been a member of the Board of Directors since December 2005. Since August 2013, he has served as Executive Vice President and Chief Financial Officer of RingCentral, Inc., a provider of software-as-a-service cloud-based business communications solutions. From June 2008 to October 2012, he served as Chief Financial Officer of Marvell Technology Group Ltd., a publicly traded semiconductor provider of high-performance analog, mixed-signal, digital signal processing and embedded microprocessor integrated circuits, and he also served as its Interim Chief Operating Officer and Secretary from October 2008 to March 2010. From 2003 to 2008, he served as Vice President and Chief Financial Officer of Integrated Device Technology, Inc., a provider of essential mixed-signal semiconductor solutions. From 2001 to 2003, he served as Senior Vice President, Finance and Administration and Chief Financial Officer of Advanced Interconnect Technologies, a semiconductor assembly and test company. He has also held other senior level financial positions, including the role of Chief Financial Officer at Candescent Technologies, a developer of flat panel display technology. Early in his career he spent 14 years in financial and engineering roles at IBM Corporation. Mr. Hosein's qualifications to serve as a director include his service on the Company's Board of Directors and its Audit Committee during the past eight years, his years of experience as an executive officer in publicly traded companies in the semiconductor industry, including his roles in operational management, his substantial experience as a chief financial officer responsible for the finance and accounting functions of publicly traded companies, his qualifications as an audit committee financial expert, and his technical background and significant experience in technology-based companies generally.	2005

Name	Age	Principal Occupation and Background	Director Since
Robert A. Ingram	70	Mr. Ingram joined the Board of Directors in December 2008 and has served as Lead Independent Director since October 2011. Since January 2010, he has been a General Partner in Hatteras Venture Partners, a venture capital firm that invests in early stage life science companies in the southeast United States, and he has also served as strategic advisor to the chief executive officer of GlaxoSmithKline plc, a publicly traded pharmaceutical research and development company. From 2003 through 2009, he served as Vice Chairman Pharmaceuticals, GlaxoSmithKline. He previously served as Chief Operating Officer and President of Pharmaceutical Operations of GlaxoSmithKline following the December 2000 merger of Glaxo Wellcome plc and SmithKline Beecham plc. Prior to the merger he served as Chief Executive Officer of Glaxo Wellcome plc and as Chairman, President and Chief Executive Officer of Glaxo Wellcome Inc. Mr. Ingram also serves on the Board of Directors of Edwards Lifesciences Corporation and serves as Lead Director of Valeant Pharmaceuticals International, Inc. and as Chairman of Elan Corporation, plc. He also served as Chairman of the Board of Directors of OSI Pharmaceuticals, Inc. from January 2003 until its sale in June 2010. He previously served as a director of Misys plc, Nortel Networks Corp., Wachovia Corp., Lowe's Companies, Inc., Pharmaceutical Product Development, Inc. and Allergan, Inc. until 2005, 2006, 2008, May 2011, December 2011 and December 2012 respectively. Mr. Ingram brings to the Company's Board of Directors a wealth of experience as a director who has served in several roles on the boards of major publicly traded companies, including his service since October 2011 as the Company's Lead Independent Director and Chairman of the Governance and Nominations Committee. He also provides the perspective of a former chief executive officer with substantial leadership experience in the life sciences sector along with insights on operational and other matters relevant to business generally and the semiconductor business in particular, such as research and development and intellectual property. In addition, Mr. Ingram brings to the Board the views and judgment of a leader who is highly respected both locally and internationally for his business expertise and acumen.	2008

Name	Age	Principal Occupation and Background	Director Since
Franco Plastina	50	Mr. Plastina joined the Board of Directors in December 2007. Since May 2012, he has served as President and Founder of Arc & Company, LLC, an advisory and angel investment firm. He has also served as an Entrepreneur-in-residence with the Blackstone Entrepreneurs Network in Research Triangle Park, North Carolina since October 2011. From February 2006 until January 2011 he served as President and Chief Executive Officer, and as a board member, of Tekelec, a publicly traded provider of telecommunications network systems and software applications. From September 2005 through February 2006 Mr. Plastina served as Executive in Residence at Warburg Pincus LLC, a private equity firm, where he was responsible for evaluating potential investments and providing executive support to portfolio companies. From 2003 to 2005, he held various executive positions with Proxim Corporation, a provider of Wi-Fi and broadband wireless access products, including Executive Chairman, President and CEO. From 1987 until 2002, Mr. Plastina served in a series of management and executive positions with Nortel Networks Corporation, a multi-national telecommunications equipment provider. Mr. Plastina brings to the Board significant senior executive leadership experience, including seven years of experience from his service as chief executive officer of two publicly traded companies as well as over 26 years of experience in various executive roles in the telecommunications and wireless industries. This technology industry experience gives him a valuable perspective in his role as a director. His qualifications to serve as a director also include his service on the Company's Board of Directors and Audit Committee for the past six years and as Chairman of the Audit Committee since October 2012, his private equity investment experience and his qualifications as an audit committee financial expert.	2007
Alan J. Ruud	66	Mr. Ruud joined the Board of Directors in August 2011, when the Company acquired Ruud Lighting, Inc., or Ruud Lighting, and also began serving as the Company's Vice Chairman–Lighting at that time. Mr. Ruud is a founder of Ruud Lighting and served in various roles at Ruud Lighting since its founding in 1982, including as its Chief Executive Officer, President and as a member of its Board of Directors. Most recently, and until the acquisition, Mr. Ruud served as the Chief Executive Officer and as Chairman of the Board of Directors of Ruud Lighting, positions which he held for over a decade. Mr. Ruud also served as the President of Ruud Lighting until November 2009. Mr. Ruud's roles as a founder, executive officer, and director of Ruud Lighting since its incorporation and his nationally-recognized expertise in the lighting industry uniquely qualify him for election to the Company's Board of Directors as the Company continues to expand its lighting business.	2011

Name	Age	Principal Occupation and Background	Director Since
Robert L. Tillman	70	Mr. Tillman joined the Board of Directors in October 2010. From November 1994 to January 2005, he served as a director of Lowe's Companies, Inc., as its Chairman from January 1998 to January 2005, and as its President and Chief Executive Officer from August 1996 to January 2005. After his retirement from Lowe's, he served on the Board of Directors of Bank of America Corporation from April 2005 to May 2009, and also served as a member of its Asset Quality and Executive Committees. Mr. Tillman brings substantial leadership experience as a chief executive officer in a substantial publicly traded company in the retail distribution industry. His knowledge and operational expertise in that environment, particularly with respect to consumer product marketing, and his substantial board experience, qualify him to serve on the Company's Board.	2010
Thomas H. Werner	53	Mr. Werner has been a member of the Board of Directors since March 2006. He has served as Chief Executive Officer for SunPower Corporation, a publicly traded manufacturer of high-efficiency solar cells and solar panels, since June 2003, and is also a member of its Board of Directors. Prior to SunPower, he served as Chief Executive Officer of Silicon Light Machines Corporation, an optical solutions subsidiary of Cypress Semiconductor Corporation, from July 2001 to June 2003. Earlier, Mr. Werner was Vice President and General Manager of the Business Connectivity Group of 3Com Corporation, a network solutions company. He is currently also a director of Silver Spring Networks, Inc., an energy solutions company. Mr. Werner's qualifications to serve as a director include his seven years of service on the Company's Board of Directors and his six years serving as Chairman of its Compensation Committee. In addition to his technical expertise, he brings to the Board significant executive leadership and operational management experience gained at businesses in the technology sector, and the semiconductor industry in particular, including his experience as a chief executive officer of a publicly traded "green technology" company for the past ten years.	2006

Summary of Skills of Nominees

	Swoboda	Hosein	Ingram	Plastina	Ruud	Tillman	Werner
Senior executive experience (CEO/CFO)	×	×	×	×	×	×	×
Previous public board experience			×	×		×	×
Public technology, lighting fixture or source products, retail and/or industrial sales channels and distribution or consumer product marketing experience	×	×	×	×	×	×	×
Global experience with a public company	×	×	×	×	×	×	×
Current in issues related to corporate governance	×	×	×	×	×	×	×
Track record of achievements that fueled their company's growth	×	×	×	×	×	×	×

The Board of Directors recommends shareholders vote FOR election of the nominees named above.

Executive Officers

Mr. Swoboda serves as both an executive officer of the Company and a member of the Board of Directors. Michael E. McDevitt (age 49), Norbert W. G. Hiller (age 53) and Tyrone D. Mitchell, Jr. (age 46) also serve as executive officers of the Company.

Mr. McDevitt was appointed as Executive Vice President and Chief Financial Officer of the Company effective February 4, 2013. Mr. McDevitt previously served as the Company's Vice President and Interim Chief Financial Officer from May 2012 to February 2013, as Director–Sales Operations from 2011 to May 2012, as Director–Financial Planning from 2005 to 2011 and as Corporate Controller from 2002 to 2005. Additionally, he served as the Company's Chief Financial Officer and Treasurer on an interim basis from May 2006 through September 2006. Before joining the Company in 2002, Mr. McDevitt was Chief Financial Officer of American Sanitary Incorporated, a privately owned U.S. distributor of janitorial-sanitary maintenance products, from 1997 to 2002. He served from 1994 to 1997 as Director of Acquisitions for Unisource Worldwide, Inc., a publicly traded North American distributor of printing and imaging papers and supply systems.

Mr. Hiller was appointed as Executive Vice President–LEDs of the Company in October 2011. He joined the Company in 2001, serving previously as the Company's Vice President & General Manager–LED Components, Senior Vice President–Sales (interim), Vice President & General Manager–XLamp and General Manager–Optoelectronics. Before joining the Company, Mr. Hiller served from 1996 to 2001 as a Vice President at OSRAM Opto Semiconductors GmbH in Germany, and was responsible for general marketing of the LED components and light modules group. He served from 1991 to 1996 as a Marketing & Sales Manager for Philips Optoelectronics Centre in the Netherlands, and spent several years at one of their German facilities.

Mr. Mitchell was appointed as Executive Vice President–Lighting in October 2011. Previously, he held several business leadership roles with the Company, and most recently served as Vice President and General Manager of LED Lighting beginning in January 2010. Prior to that, he served as Vice President and General Manager of LED Chips and Materials beginning in 2008. He was named General Manager for LED Chips in 2006, and added general management responsibility for Materials in 2008.

Code of Ethics

We have adopted a Code of Ethics applicable to our senior financial officers, including our Chief Executive Officer, Chief Financial Officer, and Executive Vice Presidents. The full text of our Code of Ethics is published on our website at *www.cree.com*. Consistent with Item 5.05 of Form 8-K, we intend to disclose future amendments to, or waivers from, the Code of Ethics on our website within four business days following the date of such amendment or waiver. We will also provide a copy of our Code of Ethics to any person, without charge. All such requests should be in writing and sent to the attention of the Corporate Secretary, Cree, Inc., 4600 Silicon Drive, Durham, NC 27703.

Board Composition and Independence of Directors

The size of the Board of Directors was fixed at not less than five nor more than nine members by the Company's shareholders, with the Board determining the number within that range from time to time. Seven persons have been nominated for election at the annual meeting. The accompanying proxy cannot be voted for more than seven nominees.

A majority of the Board of Directors must be comprised of independent directors for the Company to comply with the listing requirements of The Nasdaq Stock Market LLC, or the Nasdaq Listing Rules. Currently, the Board of Directors is composed of Messrs. Swoboda, Hosein, Ingram, Plastina, Ruud, Tillman and Werner, as well as Mr. Wagner, who is not standing for re-election at the annual meeting because he has reached the recommended retirement age for service as a director as set forth in the Corporate Governance Principles. The Board of Directors has determined that six of the present directors—Messrs. Hosein, Ingram, Plastina, Tillman, Wagner and Werner—are each an "independent director" within the meaning of the applicable Nasdaq Listing Rules.

The Leadership Structure of the Board of Directors

The leadership of the Board of Directors includes the Chairman of the Board, the Lead Independent Director, and the Chairman of each of the Audit Committee, the Compensation Committee and the Governance and Nominations Committee.

The responsibilities of the Chairman of the Board under our Bylaws are to preside at meetings of the Board of Directors and shareholders and to perform such other duties as may be directed by the Board from time to time. The Chairman also has the power to call meetings of the Board of Directors and of the shareholders. Mr. Swoboda, our Chief Executive Officer since 2001, has served as Chairman of the Board since 2005.

The Board has adopted Corporate Governance Principles that call for the Board to designate a Lead Independent Director any time that the Chairman of the Board is not an independent director. Our Lead Independent Director, Mr. Ingram, has served in that capacity since 2011. The independent directors meet at regularly scheduled sessions immediately following each regularly scheduled Board of Directors meeting without other directors or members of management present. As specified in the Corporate Governance Principles, the responsibilities of the Lead Independent Director include the following:

- In the absence of the Chairman, the Lead Independent Director serves as acting Chairman presiding over meetings of the Board of Directors and shareholders.
- The Lead Independent Director convenes and presides over meetings of the independent directors and communicates the results of these sessions where appropriate to the Chairman, other management or the Board.
- In general, the Lead Independent Director serves as principal liaison between the independent directors and the Chairman and between the independent directors and other management.
- The Lead Independent Director reviews agendas for Board of Director meetings in advance with the Chairman.

The day-to-day work of the Board of Directors is conducted through its three principal standing committees—Audit, Compensation and Governance and Nominations—to which the Board has delegated authority and responsibilities in accordance with the committees' respective charters. The Chairmen of each of these committees are independent directors appointed by the Board upon the recommendation of the Governance and Nominations Committee. Under our Corporate Governance Principles, the Chairman of each committee is responsible for development of the agenda for committee meetings, and each committee must regularly report to the Board of Directors on the discussions and actions of the committee.

The Board of Directors has determined that this leadership structure is appropriate for the Company and best serves the interests of the shareholders under the present circumstances. In particular, the Board has determined that the Company is best served by having Mr. Swoboda hold the position of Chairman of the Board in addition to his role as Chief Executive Officer, with Mr. Ingram serving as Lead Independent Director. This determination is based in part upon the experience, leadership qualities and skills that Mr. Swoboda and Mr. Ingram each bring to the Board, as detailed in the section captioned "Nominees for Election as Directors" on page 6. In addition, Mr. Swoboda is the director in the best position to establish the agendas for meetings of the Board and to lead the discussions of the Board regarding strategy, operations and management, because he is responsible for the formulation and day-to-day execution of the strategy and business plans reviewed with the Board. Although the Board believes this structure is appropriate under the present circumstances, the Board has also affirmatively determined not to adopt a policy on whether the roles of Chairman and Chief Executive Officer should be separated or combined because the Board believes that there is no single best blueprint for structuring board leadership and that, as circumstances change, the optimal leadership structure may change.

Board's Role in Risk Oversight

The Board, acting through itself or one or more of its committees, has general oversight responsibility for corporate risk management, including oversight of management's implementation of risk management practices. While the Board is responsible for risk oversight, management is ultimately responsible for assessing and managing our risk exposures. The Board directly oversees management's assessment, mitigation efforts and monitoring of strategic and operational risks, such as those relating to competitive dynamics, market trends and developments in the Company's industry and changes in economic conditions. Senior management regularly updates business plans for each of the Company's product lines, including an assessment of strategic and operational risks and responses to identified risks, and members of the Board and senior management meet annually to review these plans. In addition, senior management reports to the Board at each quarterly Board meeting on progress made against these strategic plans, including an update on changes in risk exposure and management's responses to the changes.

The Board also fulfills its risk oversight role through its committees. Specifically, the Audit Committee charter assigns it the responsibility to review periodically with management, the internal auditors, and the independent auditors the Company's significant financial risk exposures, including the Company's policies with respect to risk assessment and Company-wide risk management, and to assess the steps management has taken to monitor and control such exposures. The Audit Committee regularly discusses material risks and exposures with our independent registered public accounting firm and receives reports from our accounting and internal audit management personnel regarding such risks and exposures and how management has attempted to minimize the exposures. The Audit Committee's primary focus is financial risk, including our internal control over financial reporting. Particular areas of focus of the Audit Committee include risks associated with taxes, liquidity, investments, information technology security, material litigation, and compliance.

Similarly, the Compensation Committee charter assigns it the responsibility to review periodically with management the Company's compensation programs as they relate to risk management practices and risk-taking incentives, including an assessment of whether the Company's compensation policies and practices encourage excessive or inappropriate risk-taking. The Committee also considers risk management as it develops and approves incentive and other compensation programs for our executive officers, and it performs risk oversight in the area of management succession.

Each of these committees reports to the Board of Directors with respect to the risk categories it oversees. These ongoing discussions enable the Board to monitor our risk exposure and evaluate our risk mitigation efforts.

Compensation Program Risk Assessment

We have assessed our compensation programs and have concluded that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. The risk assessment process included a review by management and by Radford, an Aon Hewitt Company, independent consultants to the Compensation Committee, of compensation policies and practices, focusing on programs with variable compensation, specifically:

- stock option and restricted stock awards under our current Long-Term Incentive Compensation Plan, or Current LTIP, and our Proposed LTIP;
- performance unit awards payable to our Chief Executive Officer, or CEO, under our Current LTIP and our Proposed LTIP, which provide for cash payments based upon achieving annual corporate financial goals;
- awards under our Management Incentive Compensation Program, or MICP, in which most of our senior managers (other than our CEO) participate and may receive payments based upon achieving quarterly or annual corporate financial goals and quarterly individual goals;
- sales commission incentive programs for our sales personnel; and
- quarterly profit-sharing plan in which all other regular, full-time employees participate and are eligible to receive cash payments based upon achieving quarterly corporate financial goals.

Based upon this review, we concluded that our compensation policies and practices do not encourage excessive or inappropriate risk-taking. We believe our programs are appropriately designed to encourage our employees to make decisions that should result in positive short-term and long-term results for our business and our shareholders. Management and Radford reviewed the results of this review with the Compensation Committee at a meeting in August 2013, and the Committee concurred with management's assessment.

Attendance at Meetings

The Board of Directors held five meetings during fiscal 2013. Each incumbent director attended or participated in 75% or more of the aggregate of the number of meetings of the Board of Directors held during the period he was a director and the number of meetings of committees on which he served that were held during the period of his service.

The Company expects all directors to attend each annual meeting of shareholders absent good reason. All eight directors serving at that time attended the 2012 Annual Meeting of Shareholders.

Standing Committees

The standing committees of the Board of Directors include the Audit Committee, the Governance and Nominations Committee and the Compensation Committee. Each of these committees operates under a written charter adopted by the Board of Directors, copies of which are available on the Company's website at *www.cree.com*. Each committee is composed solely of independent directors. The following is a brief description of the responsibilities of each of the existing standing committees and their composition.

Audit Committee

The Audit Committee is appointed by the Board of Directors to oversee the accounting and financial reporting processes of the Company and audits of the Company's financial statements. The responsibilities of the Audit Committee include acting on the Board of Directors' behalf in providing oversight with respect to (1) the quality and integrity of the Company's financial statements and internal accounting and financial controls; (2) all audit, review and attest services relating to the Company's financial statements and internal controls, including the appointment, compensation, retention and oversight of the work of the independent auditors engaged to provide audit services to the Company; and (3) the Company's compliance with legal and regulatory requirements. In addition, the Audit Committee is charged with conducting appropriate review and oversight of any related person transactions, other than related person transactions for which the Board of Directors has delegated review to another independent body of the Board of Directors.

The members of the Audit Committee are Messrs. Plastina, Hosein and Wagner. The Board of Directors has determined that all members of the Committee are "independent directors" within the meaning of the applicable Nasdaq Listing Rules, including the special independence requirements applicable to Audit Committee members. Mr. Plastina is Chairman of the Audit Committee and has served in that capacity since October 2012. The Board of Directors has determined that each of Messrs. Plastina, Hosein and Wagner is an "audit committee financial expert" as defined in Item 407 of Regulation S-K of the Securities and Exchange Commission. The Audit Committee held nine meetings during fiscal 2013. The Audit Committee from time to time also takes action by unanimous written consent in lieu of holding a meeting.

Governance and Nominations Committee

The Governance and Nominations Committee is appointed by the Board of Directors to assist the Board of Directors in fulfilling its responsibilities to shareholders by (1) identifying individuals qualified to become directors and recommending that the Board of Directors select the candidates for all directorships to be filled by the Board of Directors or by the shareholders; (2) upon the recommendation of the Compensation Committee, determining compensation arrangements for non-employee directors; (3) developing and recommending to the Board of Directors corporate governance principles for the Company; and (4) otherwise taking a leadership role in shaping the corporate governance of the Company.

The members of the Governance and Nominations Committee are Messrs. Ingram, Hosein, Plastina, Tillman, Wagner and Werner. The Board of Directors has determined that all members of the Committee are "independent directors" within the meaning of the applicable Nasdaq Listing Rules. Mr. Ingram is Chairman of the Governance and Nominations Committee and has served in that capacity since 2011. The Governance and Nominations Committee charter establishes a policy with regard to the consideration of director candidates, including those candidates recommended by shareholders. The Committee will consider written nominations properly submitted by shareholders according to procedures set forth in the Company's Bylaws. For a description of these procedures and policies regarding nominations see "Procedures for Director Nominations" and "2014 Annual Meeting of Shareholders" on page 67 below. The Governance and Nominations Committee held four meetings during fiscal 2013. The Governance and Nominations Committee from time to time also takes action by unanimous written consent in lieu of holding a meeting.

Compensation Committee

The Compensation Committee is appointed by the Board of Directors to assist the Board of Directors in discharging its overall responsibility relating to executive officer and director compensation and to oversee and report to the Board of Directors as appropriate on the Company's compensation and benefit policies, programs and plans, including its stock-based compensation programs and employee stock purchase plan. The Compensation Committee approves the compensation of all executive officers, administers the Company's stock-based compensation programs and recommends compensation for non-employee directors to the Governance and Nominations Committee for approval. In addition, the Compensation Committee is charged with conducting appropriate review and oversight of any related person transactions involving compensation for directors or executive officers or their immediate family members and engaging and evaluating the Company's compensation advisors, including evaluation of the advisors' independence in advance of engagement.

The Compensation Committee may delegate its authority to adopt, amend, administer and/or terminate any benefit plan other than retirement plans or stock-based compensation plans or non-stock-based compensation plans in which directors or executive officers are eligible to participate to the Company's chief executive officer, any other officer of the Company, or to a committee the membership of which consists of at least one Company officer. To the extent not inconsistent with governing requirements, the Committee may also delegate its authority to grant equity awards other than awards to directors and executive officers to a committee comprised solely of executive officers or to one or more executive officers and may delegate its authority for day-to-day administration of the Company's stock-based plans to any officer or employee of the Company.

The Compensation Committee generally makes decisions and recommendations regarding annual compensation at its August meeting each year. The Committee solicits the recommendations of the Company's Chief Executive Officer with respect to the compensation of the Company's executive officers other than himself and factors these recommendations into the determination of compensation, as described in "Compensation Discussion and Analysis." In addition, the Compensation Committee engaged Radford to conduct an annual review of the Company's compensation program for its executive officers and directors, including a review for fiscal 2013. Radford provided the Committee with relevant market data and recommendations to consider when making compensation decisions with respect to the executive officers and in making recommendations to the Governance and Nominations Committee with respect to the compensation of non-employee directors. The Company also engaged Radford for additional services as further discussed in the section entitled "Role of Compensation Consultant" on page 38 below.

The members of the Compensation Committee are Messrs. Werner, Ingram and Tillman. The Board of Directors has determined that all members of the Committee are "independent directors" within the meaning of the applicable Nasdaq Listing Rules. Mr. Werner is Chairman of the Compensation Committee and has served in that capacity since 2007. The Compensation Committee held four meetings during fiscal 2013. The Compensation Committee from time to time also takes action by unanimous written consent in lieu of holding a meeting.

Certain Transactions and Legal Proceedings

Transactions with Intematix Corporation

In July 2010 Mark Swoboda was appointed Chief Executive Officer of Intematix Corporation, or Intematix. Prior to his appointment as Chief Executive Officer, Mr. Swoboda was unaffiliated with Intematix. Mark Swoboda is the brother of the Company's Chairman, Chief Executive Officer and President, Charles M. Swoboda. For many years, beginning before Mark Swoboda became affiliated with Intematix, the Company has purchased raw materials from Intematix pursuant to standard purchase orders in the ordinary course of business. During fiscal 2013, the Company purchased $3.2 million of raw materials from Intematix pursuant to standard purchase orders. The

Company anticipates that it will continue to purchase raw materials from Intematix in the future pursuant to standard purchase orders.

Transactions with Ruud Lighting, Inc. and Alan J. Ruud

Ruud Lighting Stock Purchase: On August 17, 2011, the Company entered into a Stock Purchase Agreement with all of the shareholders of Ruud Lighting. Pursuant to the terms of the Stock Purchase Agreement, the Company acquired all of the outstanding share capital of Ruud Lighting in exchange for consideration consisting of cash and shares of the Company's common stock. A portion of the cash and equity consideration was deposited in escrow pursuant to escrow arrangements agreed to by the Company and the Ruud Lighting shareholders as the primary (and, in some cases, the sole) source of recovery with respect to post-closing working capital and related adjustments and damages for which the Company is indemnified under the Stock Purchase Agreement. As a result of the purchase, Ruud Lighting became a wholly owned subsidiary of the Company. It merged into the Company in January 2013.

Immediately after the purchase, Alan Ruud, a 25.1% shareholder of Ruud Lighting (including shares held by the AJR Legacy Trust he established), was appointed to the Board of Directors of the Company. In addition, Christopher Ruud (the son of Alan Ruud) was a 31.9% shareholder of Ruud Lighting (including shares held by the JZC Legacy Trust he established), and Cynthia Ruud-Johnson (the daughter of Alan Ruud) was an 8.0% shareholder of Ruud Lighting. In connection with the transaction, Alan Ruud, Christopher Ruud and Cynthia Ruud-Johnson also entered into customary noncompetition agreements that impose confidentiality, noncompetition, nonsolicitation, nondisparagement, and noninterference obligations for specified terms.

The Stock Purchase Agreement generally provides that the Ruud Lighting shareholders bear the responsibility for, and receive any benefits from, taxes attributable to the operation of Ruud Lighting and its subsidiaries prior to the closing of the Ruud Lighting acquisition. Consistent with these arrangements, on June 26, 2012, the Company and the Seller Representative entered into a letter agreement with respect to the resolution of certain pre-closing tax matters. Pursuant to this letter agreement, the Company paid the Seller Representative (for further distribution to the former Ruud Lighting shareholders) approximately $240,000 for benefits received by the Company related to pre-closing taxes.

On April 19, 2013, the Company and Christopher Ruud, acting as the Seller Representative for the former Ruud Lighting shareholders, entered into a letter agreement, referred to as the April 2013 Letter Agreement, resolving certain indemnification claims. Pursuant to the April 2013 Letter Agreement, which was approved by the Audit Committee on April 22, 2013, in the fourth quarter of fiscal 2013, the Company received approximately $1.1 million in cash and 17,331 shares of the Company's common stock from escrow.

In addition to the amounts received under the April 2013 Letter Agreement, since June 25, 2012, the Company has received approximately $1.4 million in cash and 23,537 shares of the Company's common stock from the escrow fund in connection with the Ruud Lighting shareholders' indemnification obligations under the Stock Purchase Agreement.

Employment of Alan Ruud: In connection with the transaction and pursuant to an offer letter, Alan Ruud continued as an employee of the Company and serves as the Company's Vice Chairman–Lighting (a senior leadership role and not a Board of Directors position). In addition to this senior leadership role, Alan Ruud also serves on the Company's Board of Directors. For details regarding the compensation Mr. Ruud received during fiscal 2013, please refer to the section below on page 62 entitled "Director Compensation."

Employment of Christopher Ruud: In connection with the transaction and pursuant to an offer letter, Christopher Ruud continued as an employee of the Company. Christopher Ruud receives an annual base salary in the amount of $275,000 and is eligible for a target bonus of up to 50% of his base salary. In September 2012, Christopher Ruud also received 4,000 shares of restricted common stock of the Company and options to purchase 22,500 shares of the Company's common stock, and in September 2013, Christopher Ruud also received 3,200 shares of restricted common stock of the Company and options to purchase 20,000 shares of the Company's common stock, all pursuant to the Current LTIP. The restricted stock awards vest in four annual installments, and the option awards vest in three annual installments and have a term of seven years. Christopher Ruud is also eligible to participate in insurance, benefit and compensation plans available to employees generally.

Airplane Joint Ownership: On August 17, 2011, pursuant to an Aircraft Purchase and Sale Agreement and a Joint Ownership Agreement with Ruud Lighting, Inc. (now the Company), each of Alan Ruud (through LSA, LLC, a limited liability company of which Mr. Ruud is the sole member, or LSA), and Christopher Ruud (through Light Speed Aviation, LLC, a limited liability company of which Christopher Ruud is the sole member, or Light Speed) acquired a 10% interest in an aircraft previously purchased by Ruud Lighting, resulting in the Company owning an 80% interest in the aircraft. Each of LSA and Light Speed acquired its ownership in the aircraft for a purchase price of approximately $930,000. The initial term of the Joint Ownership Agreement is three years and the term will continue indefinitely thereafter unless terminated by any owner on at least ninety (90) days prior notice. In the event of the expiration or termination of the Joint Ownership Agreement, the Company has been provided the right to purchase the ownership interests of LSA and Light Speed for fair market value. If the Company does not exercise this right, LSA and Light Speed, jointly, have been provided the right to purchase the ownership interest of the Company for fair market value. Further, if Alan Ruud ceases to be an employee of the Company, the Company has the right to purchase the ownership interest of LSA for fair market value, and, alternatively, Alan Ruud has the right to require the Company to purchase the ownership interest of LSA for fair market value. If Christopher Ruud ceases to be an employee of the Company, the Company has the right to purchase the ownership interest of Light Speed for fair market value, and, alternatively, Christopher Ruud has the right to require the Company to purchase the ownership interest of Light Speed for fair market value.

Pursuant to the Joint Ownership Agreement, each of LSA and Light Speed is responsible for its share of flight crew, direct, fixed and other expenses attributable to its use of the aircraft. During fiscal 2013, the Company billed LSA and Light Speed $311,000 and $318,000, respectively, for use of the aircraft, and LSA and Light Speed have reimbursed the Company for these amounts. The Company also had unbilled receivables of $186,000 and $209,000 for LSA and Light Speed, respectively, as of June 30, 2013.

Proxim Proceedings

From May 2003 to July 2005, Mr. Plastina held various executive positions with Proxim Corporation, a provider of Wi-Fi and broadband wireless access products, including Executive Chairman, President and CEO. In June 2005, Proxim Corporation filed a voluntary petition for relief under the reorganization provisions of Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, and in July 2005 it sold substantially all of its assets to YDI Wireless, Inc.

Review and Approval of Related Person Transactions

The Audit Committee must approve any related person transaction, other than any related person transaction for which the Board of Directors has delegated review to another independent body of the Board of Directors. The Board of Directors has delegated review of any related person transaction involving compensation for directors or executive officers or their immediate family members to the Compensation Committee. "Related person transaction" is defined in the Audit Committee and Compensation Committee charters as any transaction required to be disclosed pursuant to Securities and Exchange Commission Regulation S-K, Item 404, and any other transactions for which approval by an independent body of the Board of Directors is required pursuant to applicable law or listing standards applicable to the Company. In determining whether to approve such transactions, the members of the Audit Committee, the Compensation Committee, or another independent body of the Board of Directors delegated by the Board of Directors, may exercise their discretion in performance of their duties as directors. These duties include the obligation of a director under North Carolina law to "discharge his duties as a director, including his duties as a member of a committee: (1) in good faith; (2) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (3) in a manner he reasonably believes to be in the best interests of the corporation." North Carolina General Statutes Section 55-8-30(a). The Audit Committee generally approves related person transactions and approved the related person transactions described above under "Certain Transactions and Legal Proceedings," except for (1) related person transactions arising in connection with the employment of Alan and Christopher Ruud and the entry into the Joint Ownership Agreement, which were approved by the Governance and Nominations Committee pursuant to authority delegated by the Board of Directors; and (2) changes to Alan and Christopher Ruud's compensation following the closing of the Ruud Lighting acquisition, which were approved by the Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires that the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Directors, officers and greater-than-ten-percent beneficial owners are required by Securities and Exchange Commission rules to furnish the Company with copies of all reports they file under Section 16(a). To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to our directors, officers and ten percent beneficial owners were complied with on a timely basis during fiscal 2013, except that a report on Form 4 was not timely filed for the open market purchase of 337 shares by Mr. Ruud's spouse on November 28, 2012.

PROPOSAL NO. 2—APPROVAL OF 2013 LONG-TERM INCENTIVE COMPENSATION PLAN

Overview

On August 30, 2013, the Board of Directors, on the recommendation of the Compensation Committee, unanimously adopted, subject to shareholder approval, the Company's 2013 Long-Term Incentive Compensation Plan, or the Proposed LTIP. The Board unanimously recommends that shareholders approve the Proposed LTIP. The Proposed LTIP will become effective upon approval by the shareholders and will replace the Company's current Long-Term Incentive Compensation Plan, or the Current LTIP, effective January 1, 2014, as the sole plan for providing stock-based incentive compensation to eligible employees and non-employee directors. The Current LTIP expires in November 2015. Outstanding awards under the Current LTIP, however, will continue to be governed by the Current LTIP. No awards may be granted under the Proposed LTIP after the tenth anniversary of the date on which the shareholders approve the Proposed LTIP. However, awards outstanding under the Proposed LTIP will continue to be governed by the Proposed LTIP until all awards granted prior to that date are no longer outstanding.

The Proposed LTIP is filed as Appendix B to the Company's definitive proxy statement (File No. 000-21154) filed with the Securities and Exchange Commission on September 10, 2013, which is available online through the Commission's EDGAR System and through the "Investor Relations" section of the Company's website at *investor.cree.com/sec.cfm*. You may also request a copy of the Proposed LTIP by sending a written request to: Director, Investor Relations, Cree, Inc., 4600 Silicon Drive, Durham, North Carolina 27703.

For additional information regarding outstanding awards under our equity compensation plans, please refer to the section below on page 28 entitled "Equity Compensation Plans." We believe that a broad-based stock option program is an essential employee incentive and retention tool that benefits all of our shareholders. Stock-based compensation has been a key element of our incentive compensation programs since the Company's inception and we believe has contributed to the Company's success.

We believe that our equity program helps motivate employees to act with the shareholders' perspective in mind and complements our cash-based incentives that are directed to achieving revenue, earnings and other financial goals. We also believe that our equity program over the years has enabled us to recruit and retain the talent needed to develop new technologies and to grow our business with lower base pay and cash incentive compensation than otherwise would have been required. Without our equity program, we would find it necessary to consider offering higher levels of cash compensation to provide competitive compensation packages necessary to recruit and retain essential personnel.

As of September 5, 2013, there were outstanding options to purchase 10,778,622 shares and there remained 4,511,311 shares authorized for future awards under the Current LTIP. The outstanding options had a weighted average exercise price of $40.50 per share and a weighted average remaining term of approximately 5.42 years. We will grant no additional awards under the Current LTIP after December 31, 2013. Shares authorized for future awards under the Current LTIP as of January 1, 2014, including shares subject to outstanding awards on that date that later expire, are canceled or otherwise terminate unexercised or unused for any reason, may thereafter be used for awards under the Proposed LTIP. In addition, the Proposed LTIP authorizes an additional 2,500,000 shares for future awards, or approximately 2.1% of the shares outstanding on September 5, 2013.

The last sale price of the Company's common stock on September 5, 2013 was $56.18 per share, as reported by Nasdaq.

To allow for awards under the Proposed LTIP to qualify as tax-deductible performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code (referred to as Section 162 (m)), as explained below, we are also asking shareholders to approve the material terms of the performance goals under the Proposed LTIP as well as certain other key terms of the Proposed LTIP. Approval of the Proposed LTIP will constitute approval of the performance goals and other key terms specified in the Proposed LTIP for purposes of the approval requirements of Section 162(m).

We believe the Proposed LTIP is essential to the Company's future success and encourage shareholders to vote in favor of its approval.

The Board of Directors recommends shareholders vote FOR Proposal No. 2.

Purpose of Proposed LTIP

The objectives of the Proposed LTIP are to (1) attract and retain employees of the Company and its affiliates as well as non-employee members of the Board by providing competitive compensation opportunities; (2) provide incentives to those individuals who contribute significantly to the long-term performance and growth of the Company and its affiliates; and (3) align the long-term financial interests of employees of the Company and its affiliates and non-employee members of the Board with those of shareholders.

In evaluating this proposal, shareholders should specifically consider the information set forth under the section entitled "Plan Summary" below.

Section 162(m)

The Board believes that it is in the best interests of the Company and our shareholders to maintain an equity incentive plan under which awards may be eligible to qualify for deductibility for federal income tax purposes. Accordingly, the Proposed LTIP is designed to permit the grant of awards that are intended to qualify as "performance-based compensation" to be exempt from the $1,000,000 deduction limit of Section 162(m). In general, under Section 162(m), in order for the Company to be able to deduct compensation in excess of $1,000,000 paid in any one year to certain executive officers (the Chief Executive Officer and three other executive officers identified as specified in Section 162(m) based on their compensation ranking), the compensation must qualify as "performance-based." One of the requirements for "performance-based" compensation is that the material terms of the performance goals under which the compensation may be paid must be disclosed to and approved by our shareholders at least once every five years. For purposes of Section 162(m), the material terms include (1) the employees eligible to receive compensation; (2) a description of the business criteria on which the performance goals are based; and (3) the maximum amount of compensation that can be paid to an employee under the performance goals. With respect to the various types of awards available under the Proposed LTIP, each of these aspects is discussed below. In addition, as noted above, shareholder approval of the Proposed LTIP will constitute approval of each of these aspects of the Proposed LTIP for purposes of the approval requirements of Section 162(m).

Plan Summary

The following summary of the material terms of the Proposed LTIP is qualified in its entirety by reference to the full text of the Proposed LTIP, which is filed as Appendix B to the Company's definitive proxy statement filed with the Securities and Exchange Commission on September 10, 2013.

The Proposed LTIP is not a qualified deferred compensation plan under Section 401(a) of the Code, and is not intended to be an employee benefit plan within the meaning of ERISA.

Administration of the Proposed LTIP. The Proposed LTIP will be administered by the Compensation Committee or such other committee consisting of two or more members as may be appointed by the Board to administer the Proposed LTIP, referred to as the Committee. So long as shares are traded on Nasdaq, all of the members of the Committee must be independent directors within the meaning of Nasdaq's Corporate Governance Requirements. If any member of the Committee does not qualify as (1) a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act; and (2) an "outside director" within the meaning of Section 162(m), the Board will appoint a subcommittee of the Committee, consisting of at least two members of the Board, to grant awards to individuals who are subject to the limitations of Section 162(m) (referred to as Covered Employees) and to officers and members of the Board who are subject to Section 16 of the Exchange Act (referred to as Insiders), and each member of such subcommittee must satisfy the requirements of (1) and (2) above. References to the Committee in this summary include and, as appropriate, apply to any such subcommittee. Except with respect to awards to non-employee members of the Board, the Board may exercise the Committee's authority under the Proposed LTIP.

Subject to the express provisions of the Proposed LTIP, the Committee is authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Proposed LTIP. The Committee may delegate its authority to one or more of its members (but not less than two members with respect to Covered Employees and Insiders). To the extent permitted by law and applicable stock exchange rules, the Committee may also delegate its authority to one or more persons who are not members of the Board, except that no such delegation will be permitted with respect to Covered Employees and Insiders.

Eligible Participants. Employees of the Company or certain affiliates and non-employee members of the Board will be eligible for selection by the Committee for the grant of awards under the Proposed LTIP. As of September 5, 2013, there were approximately 6,141 employees, including part-time and temporary employees, and six non-employee directors who would be eligible to participate in the Proposed LTIP.

Types of Awards. The Proposed LTIP authorizes the Committee to provide equity-based compensation to employees of the Company and its subsidiaries in the form of non-qualified stock options or NQSOs, incentive stock options or ISOs, stock appreciation rights or SARs, restricted stock, restricted stock units or RSUs, performance shares, performance units and other stock-based awards. It also authorizes the Committee to provide equity-based compensation to non-employee members of the Board in the form of NQSOs, SARs, restricted stock, RSUs and other stock-based awards.

Award Pool. The number of shares that will be available for issuance pursuant to awards granted under the Proposed LTIP is two million five hundred thousand (2,500,000) plus the number of shares that are authorized for issuance under the Current LTIP but not covered by outstanding awards on January 1, 2014 (referred to as the Award Pool). If shareholders approve the Proposed LTIP, no further grants may be made under the Current LTIP after December 31, 2013.

If shares awarded or subject to issuance under the Proposed LTIP are not issued or are reacquired by the Company for reasons including, but not limited to, due to the forfeiture, cancellation or expiration of such awards without having been exercised or settled in shares or the withholding of shares for the payment of taxes pursuant to the terms of the Proposed LTIP, those number of shares will be added back to the Award Pool. Similarly, if shares awarded or subject to issuance under the Current LTIP on December 31, 2013 are not issued or are reacquired by the Company due to the expiration, cancellation or termination of such awards without having been exercised or settled in shares, those shares will be added back to the Award Pool. However, shares with respect to which an SAR is exercised will not again be available for issuance under the Proposed LTIP and will not be added back to the Award Pool.

The shares issued by the Company under the Proposed LTIP will be authorized but unissued shares or shares currently held (or subsequently acquired) as treasury shares, including shares purchased on the open market or in private transactions.

The number of shares available for issuance pursuant to ISOs granted under the Proposed LTIP is two million five hundred thousand (2,500,000). All shares included in the Award Pool are available for issuance pursuant to other types of awards granted under the Proposed LTIP.

Each share of restricted stock, each share-settled restricted stock unit, each share of unrestricted stock and each other stock-based/stock-settled award will be counted as one share subject to an award and deducted from the Award Pool (restricted stock units and other stock-based awards that may not be settled in shares will not result in a deduction from the Award Pool). Each performance share that may be settled in shares will be counted as one share subject to an award (based on the number of shares that would be paid for achievement of target performance) and deducted from the Award Pool. Each performance unit that may be settled in shares will be counted as a number of shares subject to an award (based on the number of shares that would be paid for achievement of target performance), with the number determined by dividing the value of the performance unit at the time of grant by the fair market value of a share at the time of grant (the last sale price reported for a share of the Company on Nasdaq during the regular trading session on the grant date), and the resulting number of shares will be deducted from the Award Pool. If a performance share or performance unit is later settled based on above-target performance, the number of shares corresponding to the above-target performance, calculated pursuant to the applicable methodology specified above, will be deducted from the Award Pool at the time of settlement; in the event that the Award is later settled upon below-target performance, the number of shares corresponding to the below-target performance, calculated pursuant to the applicable methodology specified above, will be added back to the Award Pool. Performance shares and units that may not be settled in shares will not result in a reduction in the Award Pool. Each NQSO, ISO, and SAR that may be settled in shares will be counted as one share subject to an award and deducted from the Award Pool. SARs that may not be settled in shares will not result in a reduction of the Award Pool.

Individual Limits. The Committee will determine the individuals to whom awards will be granted, the number of shares subject to an award, and the other terms and conditions of an award. Subject to adjustment as described in the Proposed LTIP, and except to the extent the Committee determines that an award is not intended to comply with the performance-based compensation provisions of Section 162(m), the maximum number of NQSOs, ISOs, and SARs that, in the aggregate, may be granted pursuant to awards in any one fiscal year to any one participant is three million (3,000,000), the maximum number of shares of restricted stock and restricted stock units that, in the aggregate, may be granted pursuant to awards in any one fiscal year to any one participant is one million (1,000,000), the maximum number of performance shares and performance units (valued as of the grant date) that, in the aggregate, may be granted in any one fiscal year to any one participant is equal to the value of two million (2,000,000) shares, and the maximum number of other awards (valued as of the grant date) that, in the aggregate, may be granted pursuant to awards in any one fiscal year to any one participant is equal to the value of five hundred thousand (500,000) shares. The limitations on performance shares, performance units and other awards will be applied based on the maximum amount that could be paid under each such award.

Adjustments. The Committee will make equitable adjustments in the number and class of securities available for issuance under the Proposed LTIP (including under any awards then outstanding), the number and type of securities subject to the individual limits set forth in the Proposed LTIP, and the terms of any outstanding award, as it determines are necessary and appropriate, to reflect any merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, spin-off combination, or exchange of shares, distribution to shareholders (other than an ordinary cash dividend), or similar corporate transactions or events.

Stock Options. An option provides the participant with the right to buy a specified number of shares at a specified price (referred to as the exercise price) after certain conditions have been met. The Committee may grant both NQSOs and ISOs under the Proposed LTIP. The tax treatment of NQSOs is different from the tax treatment of ISOs, as explained in the section entitled "Certain Federal Income Tax Consequences" beginning on page 26 of this proxy statement. The Committee will determine and specify in the agreement evidencing the option whether the option is an NQSO or ISO, the number of shares subject to the option, the exercise price of the option and the period of time during which the option may be exercised (including the impact of a termination of employment). Generally (except as otherwise described in the Proposed LTIP), no option can be exercisable more than seven years after the date of grant and the exercise price of a stock option must be at least equal to the fair market value of a share on the date of grant of the option. However, with respect to an ISO granted to a participant who is a shareholder holding more than 10% of the Company's total voting stock, the ISO cannot be exercisable more than five years after the date of grant and the exercise price must be at least equal to 110% of the fair market value of a share on the date of grant. The Committee may provide for accelerated vesting of options in the event of a death, disability or retirement (as defined in the applicable award agreement) or the occurrence of certain corporate events (e.g., a merger with an unrelated corporation or the sale of substantially all of the Company's assets to an unrelated entity).

A participant may pay the exercise price under an option in cash; in a cash equivalent approved by the Committee; if approved by the Committee, by tendering previously acquired shares (or delivering a certification or attestation of ownership of such shares) having an aggregate fair market value at the time of exercise equal to the total option price (provided that the tendered shares must have been held by the participant for any period required by the Committee); or by a combination of these payment methods. The Committee may also allow cashless exercises as permitted under the Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the Proposed LTIP's purpose and applicable law. No certificate representing a share (to the extent shares are so evidenced) will be delivered until the full option price has been paid.

Stock Appreciation Rights (SARs). A SAR entitles the participant to receive cash, shares, a combination thereof, or such other consideration as the Committee may determine, in an amount equal to the excess of the fair market value of a share on the exercise date over the exercise price for the SAR, after certain conditions have been met. The Committee will determine and specify in the SAR award agreement the number of shares subject to the SAR, the SAR price (which generally (except as otherwise described in the Proposed LTIP) must be at least equal to the fair market value of a share on the date of grant of the SAR) and the period of time during which the SAR may be exercised (including the impact of a termination of employment). Generally, (except as otherwise described in the Proposed LTIP), no SAR can be exercisable more than seven years after the date of grant. SARs may be granted in tandem with a stock option or independently. If a SAR is granted in tandem with a stock option, the participant may exercise the stock option or the SAR, but not both. The Committee may provide for accelerated vesting of SARs in the event of a death, disability or retirement (as defined in the applicable award agreement) or the occurrence of certain corporate events (e.g., a merger with an unrelated corporation or the sale of substantially all of the Company's assets to an unrelated entity).

Restricted Stock and Restricted Stock Units. The Committee will specify the terms of a restricted stock or restricted stock unit award in the award agreement, including the number of shares of restricted stock or units; the purchase price, if any, to be paid for such restricted stock/unit, which may be more than, equal to, or less than the fair market value of a share and may be zero, subject to such minimum consideration as may be required by applicable law; any restrictions applicable to the restricted stock/unit such as continued service or achievement of performance goals; the length of the restriction period and whether any circumstances, such as death, disability, retirement (as defined in the applicable award agreement) or a change in control, shorten or terminate the restriction period; the rights of the participant during the restriction period to vote and receive dividends in the case of restricted stock or to receive dividend equivalents in the case of restricted stock units that accrue dividend equivalents; and whether restricted stock units will be settled in cash, shares or a combination of both. The restriction period may be of any duration. The Committee may provide in the restricted stock/unit agreement for lapse of the restriction period in monthly or longer installments over the course of the restriction period.

Performance Shares and Units. A performance share will have an initial value equal to the fair market value of a share on the date of grant. A performance unit will have an initial value that is established by the Committee at the time of grant. In addition to any non-performance terms applicable to the performance share or performance unit, the Committee will set performance goals which, depending on the extent to which they are met, will determine the number or value of the performance shares or units that will be paid out to the participant. The Committee may provide for payment of earned performance shares/units in cash or in shares or in the form of other awards granted under the Proposed LTIP which have a fair market value equal to the value of the earned performance shares/units at the close of the applicable performance period. The Committee may provide that performance shares/units are earned notwithstanding achievement of the performance goals in the event of death or disability or the occurrence of certain corporate events (for example, a merger with an unrelated corporation or the sale of substantially all of the Company's assets to an unrelated entity). For performance shares/units that are not intended to comply with the performance-based compensation exception under Section 162(m), the Committee may also provide that the performance shares/units are earned notwithstanding achievement of the performance goals in the event of retirement (as defined in the applicable award agreement).

Performance shares/units will not possess voting rights and will accrue dividend equivalents only to the extent provided in the agreement evidencing the award; provided, however, that rights to dividend equivalents are permitted only to the extent they comply with, or are exempt from, Section 409A of the Code (referred to as Section 409A). Any rights to dividend equivalents will be subject to the same restrictions on vesting and payment as the underlying award. With respect to Covered Employees, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to performance shares/units such that the dividends or performance shares/units maintain eligibility for the performance-based compensation exception under Section 162 (m).

Performance Measures. For awards under the Proposed LTIP that are intended to qualify under the performance-based compensation provisions of Section 162(m), the performance measure or measures to be used for purposes of such awards must be chosen from among the following: earnings (GAAP and non-GAAP), earnings per share (GAAP and non-GAAP), consolidated pre-tax earnings (GAAP and non-GAAP), net earnings (GAAP and non-GAAP), net income (GAAP and non-GAAP), operating income (GAAP and non-GAAP), EBIT (earnings before interest and taxes) (GAAP and non-GAAP), EBITDA (earnings before interest, taxes, depreciation and amortization) (GAAP and non-GAAP), gross margin (GAAP and non-GAAP), operating margin (GAAP and non-GAAP), profit margin (GAAP and non-GAAP), revenues, revenue growth, market value added, market share, economic value added, return measures (including but not limited to return on equity, return on investment, return on assets, return on net assets, and return on capital employed), total shareholder return, profit (GAAP and non-GAAP), operating profit (GAAP and non-GAAP), economic profit, capitalized economic profit, after-tax profit (GAAP and non-GAAP), pre-tax profit (GAAP and non-GAAP), cash, cash flow measures (including but not limited to operating cash flow, free cash flow, cash flow return, and cash flow per share), sales, sales volume, sales growth, assets, inventory turnover ratio, productivity ratios, share price, cost, unit cost, expense targets or ratios, charge-off levels, operating efficiency, operating expenses (GAAP and non-GAAP), customer satisfaction, improvement in or attainment of expense levels, working capital, improvement in or attainment of working capital levels, debt, debt to equity ratio, debt reduction, capital targets and/or consummation of acquisitions, dispositions, projects or other specific events or transactions. Any performance measure may be applied to the Company and certain affiliates in the aggregate, to a selection of or one or more of these entities, to each as a whole or alternatively, or to any business unit of the Company or certain of its affiliates, either individually, alternatively or in any combination and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to results for previous years or to a designated comparison group of entities or to a published or stock market or other index, in each case as specified by the Committee. The Committee will specify the period over which the performance goals for a particular award will be measured.

The Committee may also establish other performance measures for awards granted to participants that are not intended to qualify for the performance-based compensation exception from Section 162(m).

The Committee will determine whether the applicable performance goals have been met with respect to a particular award and, if they have, the Committee must so certify in writing and ascertain the amount payable under the award. The Committee is authorized to make adjustments in performance-based criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements (including, but not limited to, asset write-downs; litigation or claim judgments or settlements; reorganizations or restructuring programs; extraordinary, unusual, or nonrecurring items of gain or loss as defined under U.S. generally accepted accounting principles; mergers, acquisitions or divestitures; and foreign exchange gains and losses) or changes in applicable laws, regulations or accounting principles. In the case of awards to Covered Employees (as defined for purposes of Section 162(m)) that are intended to qualify under the performance-based compensation exception from the deductibility limitations of Section 162(m), the adjustments must be made in accordance with guidelines established by the Committee at the time the performance-based award is granted (or within such period thereafter as may be permissible under Section 162(m)). In addition, in the event that the Committee determines that it is advisable to grant awards which are not intended to qualify for the performance-based compensation exception from the deductibility limitations of Section 162(m), the Committee may make such grants without satisfying the requirements of Section 162(m).

Other Awards. The Committee may grant other forms of equity-based or equity-related awards that the Committee determines to be consistent with the purpose of the Proposed LTIP and the interests of the Company. These other awards may provide for cash payments based in whole or in part on the value or future value of shares, for the acquisition or future acquisition of shares, or any combination thereof. Where the value of such an award is based on the difference in the value of a share at different points in time, the grant or exercise price must generally (except as otherwise described in the Proposed LTIP) not be less than 100% of the fair market value of a share on the date of grant.

Amendment and Termination. The Committee may amend or terminate the Proposed LTIP in whole or in part at any time, but the amendment or termination cannot adversely affect any rights or obligations with respect to an award previously granted without the affected participant's written consent. The Company must obtain the approval of the shareholders before amending the Proposed LTIP to the extent required by Section 162(m) or Section 422 of the Code or the Nasdaq rules or other applicable law.

The Committee may amend an outstanding award agreement in a manner not inconsistent with the terms of the Proposed LTIP, but the amendment will not be effective without the participant's written consent if the amendment is adverse to the participant. However, the Committee cannot reprice a stock option or SAR except in accordance with the adjustment provisions of the Proposed LTIP (as described above) or to the extent the shareholders approve the repricing. For this purpose, a repricing generally is an amendment to the terms of an outstanding stock option or SAR that would reduce the option exercise price or SAR price or a cancellation, exchange, substitution, buyout or surrender of an outstanding stock option or SAR in exchange for cash, another award or stock option or SAR with an option exercise price or SAR price that is less than the option exercise price or SAR price of the original stock option or SAR. The Committee may provide for clawback provisions in award agreements based on "detrimental activity" (as defined in the Proposed LTIP) or for other reasons.

Transferability. Awards generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime. However, the Committee may provide in an award agreement for an NQSO that the NQSO be transferable consistent with securities law and other applicable law. NQSOs may not be transferred for value or consideration.

Certain Federal Income Tax Consequences for Participants Subject to U.S. Tax Law

The following is intended only as a brief summary of the federal income tax rules relevant to the primary types of awards available for issuance under the Proposed LTIP and is based on the terms of the Code as currently in effect. The applicable statutory provisions are highly technical and subject to change in the future (possibly with retroactive effect), as are their interpretations and applications. Because federal income tax consequences may vary as a result of individual circumstances, participants are encouraged to consult their personal tax advisors with respect to their tax consequences. The following summary is limited to United States federal income tax treatment. It does not address state, local, gift, estate, social security or foreign tax consequences, which may be substantially different. Certain intended Proposed LTIP participants are residents of foreign countries.

NQSOs. A participant generally is not taxed upon the grant of an NQSO, unless the NQSO has a readily ascertainable fair market value (usually meaning that the NQSO is traded on a securities market). However, the participant must recognize ordinary income upon exercise of the NQSO in an amount equal to the difference between the NQSO exercise price and the fair market value of the shares acquired on the date of exercise. If the participant is subject to suit under Section 16(b) of the Exchange Act (the short swing profits rule), the participant recognizes ordinary income in the amount by which the fair market value of the shares determined as of a later date exceeds the exercise price for the shares, with such later date being the earlier of (i) the expiration of six months from the date of exercise; or (ii) the first day on which the disposition of the shares would not subject the participant to suit under Section 16(b) of the Exchange Act, unless the participant makes a timely election under Section 83(b) of the Code (referred to as Section 83(b)), in which event the fair market value of the shares will be determined on the date of exercise. The Company generally will have a deduction in an amount equal to the amount of ordinary income recognized by the participant in the Company's tax year during which the participant recognizes ordinary income.

Upon the sale of shares acquired pursuant to the exercise of an NQSO, the participant will recognize capital gain or loss to the extent that the amount realized from the sale is different than the fair market value of the shares on the date of exercise (or, if the participant was subject to Section 16(b) of the Exchange Act and did not make a timely election under Section 83(b), the fair market value on the delayed determination date, if applicable). This gain or loss will be long-term capital gain or loss if the shares have been held for more than one year after exercise.

ISOs. A participant is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares covered by the ISO on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If a participant holds the shares acquired upon exercise of an ISO for at least two years following the ISO grant date and at least one year following exercise, the participant's gain, if any, upon a subsequent disposition of the shares is long-term capital gain. The amount of the gain is the difference between the proceeds received on disposition and the participant's basis in the shares (which generally equals the ISO exercise price). If a participant disposes of shares acquired pursuant to exercise of an ISO before satisfying these holding periods, the participant will recognize both ordinary income and capital gain in the year of disposition. The Company is not entitled to a federal income tax deduction on the grant or exercise of an ISO or on the participant's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the participant disposes of the shares in an amount equal to the ordinary income recognized by the participant.

In order for an option to qualify as an ISO for federal income tax purposes, the grant of the option must satisfy various other conditions specified in the Code. In the event an option intended to be an ISO fails to qualify as an ISO, it will be taxed as an NQSO as described above.

Restricted Stock Awards. A participant generally will recognize taxable ordinary income upon the receipt of a restricted stock award if the shares are not subject to a substantial risk of forfeiture. The income recognized will be equal to the fair market value of the shares at the time of receipt less any purchase price paid for the shares. If the shares are subject to a substantial risk of forfeiture, the participant generally will recognize taxable ordinary income when the substantial risk of forfeiture lapses. If the substantial risk of forfeiture lapses in increments over several years, the participant will recognize income in each year in which the substantial risk of forfeiture lapses as to an increment. If the participant cannot sell the shares without being subject to suit under Section 16(b) of the Exchange Act (the short swing profits rule), the shares will be treated as subject to a substantial risk of forfeiture. The income recognized upon lapse of a substantial risk of forfeiture will be equal to the fair market value of the shares determined as of the time that the substantial risk of forfeiture lapses less any purchase price paid for the shares. The Company generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the participant.

Alternatively, if the shares are subject to a substantial risk of forfeiture, the participant may make a timely election under Section 83(b) to recognize ordinary income for the taxable year in which the participant received the shares in an amount equal to the fair market value of the shares at that time. That income will be taxable at ordinary income tax rates. If a participant makes a timely Section 83(b) election, the participant will not recognize income at the time the substantial risk of forfeiture lapses with respect to the shares. At the time of disposition of the shares, a participant who has made a timely Section 83(b) election will recognize gain in an amount equal to the difference between the purchase price, if any, and the amount received on the disposition of the shares. The gain will be taxable at the applicable capital gains rate. If the participant forfeits the shares after making a Section 83(b) election, the participant is not entitled to a deduction with respect to the income recognized as a result of the election. To be timely, the Section 83(b) election must be made within 30 days after the participant receives the shares. The Company will generally be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the participant at the time of the election.

Restricted Stock Units (RSUs). A participant generally is not taxed upon the grant of an RSU. Generally, if an RSU is designed to be paid on or shortly after the RSU is no longer subject to a substantial risk of forfeiture, then the participant will recognize ordinary income equal to the amount of cash and the fair market value of the shares received by the participant, and the Company will be entitled to an income tax deduction for the same amount. However, if an RSU is not designed to be paid on or shortly after the RSU is no longer subject to a substantial risk of forfeiture, the RSU may be deemed a nonqualified deferred compensation plan under Section 409A. In that case, if the RSU is designed to meet the requirements of Section 409A, then the participant will recognize ordinary income equal to the amount of cash and the fair market value of the shares received by the participant, and the Company will be entitled to an income tax deduction for the same amount. However, if the RSU is not designed to meet the requirements of Section 409A, the participant will be subject to ordinary income when the substantial risk of forfeiture lapses as well as an additional twenty-percent (20%) excise tax, and additional tax could be imposed each following year.

Performance Share/Unit Awards; Stock Appreciation Rights (SARs). A participant generally is not taxed upon the grant of a performance share/unit or SAR. The participant will recognize taxable income at the time of settlement of the performance share/unit or at the time of exercise of the SAR in an amount equal to the amount of cash and the fair market value of the shares received upon settlement or exercise. However, if the participant is subject to suit under Section 16(b) of the Exchange Act (the short swing profits rule), the participant will recognize taxable income at the time of settlement or exercise, as applicable, in an amount equal to the amount of cash received at that time and the fair market value (determined as of the earlier of (i) the expiration of six months from the date of settlement or exercise, as applicable; or (ii) the first day on which the disposition of the shares would not subject the participant to suit under Section 16(b) of the Exchange Act, unless the participant makes a timely election under Section 83(b)) of the shares received upon such settlement or exercise. The income recognized will be taxable at ordinary income tax rates. The Company generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the participant. Any gain or loss recognized upon the disposition of the shares acquired pursuant to settlement of a performance share/unit or exercise of a SAR will qualify as long-term capital gain or loss if the shares have been held for more than one year after settlement or exercise.

Golden Parachute Payments. The terms of the agreement evidencing an award under the Proposed LTIP may provide for accelerated vesting or accelerated payout of the award in connection with a change in ownership or control of the Company. In such event, certain amounts with respect to the award may be characterized as "parachute payments" under the golden parachute provisions of the Code. Under Section 280G of the Code, no federal income tax deduction is allowed to the Company for "excess parachute payments" made to "disqualified individuals," and receipt of such payments subjects the recipient to a 20% excise tax under Section 4999 of the Code. For this purpose, "disqualified individuals" are generally officers, shareholders or highly compensated individuals performing services for the Company, and the term "excess parachute payments" includes payments in the nature of compensation which are contingent on a change in ownership or effective control of the Company, to the extent that such payments (in present value) exceed three times the recipient's average annual taxable compensation from the Company for the previous five years. Certain payments for reasonable compensation for services rendered after a change of control and payments from tax-qualified plans are generally not included in determining "excess parachute payments." If payments or accelerations may occur with respect to awards granted under the Proposed LTIP, certain amounts in connection with such awards may possibly constitute "parachute payments" and be subject to these "golden parachute" tax provisions.

New Proposed LTIP Benefits

No awards have been granted yet under the Proposed LTIP. The Committee will grant future awards at its discretion. We cannot determine the number of awards that may be granted in the future.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of shares of common stock under the Proposed LTIP with the SEC pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the Proposed LTIP by our shareholders.

Equity Compensation Plans

As of September 5, 2013:

- There were options to purchase 10,794,005 shares of our common stock outstanding under all of our equity compensation plans, including legacy plans under which we will make no more grants. The weighted average remaining life of these outstanding options was 5.42 years, and the weighted average exercise price was $40.45.
- There were 944,083 shares outstanding subject to restricted stock and stock unit awards that remain subject to forfeiture.
- There were 4,511,311 shares available for future grants under the Current LTIP, of which no more than 166,508 shares can be awarded as restricted stock, stock units and performance units, 653,917 shares available for future issuance under the ESPP and 92,773 shares available for future issuance under the Non-Employee Director Stock Compensation and Deferral Program, or the Deferral Program.

The following table provides information, as of June 30, 2013, for all of the Company's compensation plans (including individual compensation arrangements) under which it is authorized to issue equity securities.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Weighted average exercise price of outstanding options, warrants and rights (2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Equity compensation plans approved by security holders	8,752,602 (3)	$ 35.74	8,438,943 (4)
Equity compensation plans not approved by security holders	24,312 (5)	$ 3.45	93,028 (6)
Total	8,776,914	$ 35.67	8,531,971

(1) Refers to shares of the Company's common stock.

(2) The weighted average exercise price relates solely to outstanding stock option shares because shares subject to restricted stock units have no exercise price.

(3) Includes shares issuable upon exercise of outstanding options and restricted stock units under the Current LTIP.

(4) Includes shares remaining for future issuance under the following plans in the amounts indicated: Current LTIP — 7,785,026 shares (of which 678,500 shares are available for issuance as restricted stock, stock units or performance shares); and ESPP — 653,917 shares.

(5) Includes shares issuable upon exercise of outstanding options under the following plans in the amounts indicated: INTRINSIC Semiconductor Corporation 2003 Equity Incentive Plan, or the INTRINSIC Plan — 2,030 shares; and LED Lighting Fixtures, Inc. 2006 Stock Plan, or the LLF Plan — 15,310 shares. Also includes shares issuable under the Deferral Program — 6,972 shares. The Company assumed (i) the options outstanding under the INTRINSIC Plan, which have a weighted average exercise price of $7.40 per share, in connection with the Company's acquisition of INTRINSIC Semiconductor Corporation, or INTRINSIC, in July 2006; and (ii) the options outstanding under the LLF Plan, which have a weighted average exercise price of $2.92 per share, in connection with the Company's acquisition of LLF in February 2008.

(6) Includes shares remaining for future issuance under the Deferral Program.

As of June 30, 2013, the only compensation plans or arrangements under which the Company is authorized to issue equity securities and which have not been previously approved by the shareholders are the Deferral Program and the options assumed under the INTRINSIC Plan and the LLF Plan. All of these plans, except the Deferral Program, have been terminated as to future grants. The following is a brief description of the material features of these plans; this description is not intended to be a complete description of the plans and is qualified in its entirety by reference to the full text of the applicable plan:

INTRINSIC Plan. In connection with the acquisition of INTRINSIC in July 2006, pursuant to which INTRINSIC became the Company's wholly owned subsidiary, the Company assumed certain outstanding stock options granted under the INTRINSIC Plan. Since the closing of the acquisition, no additional stock options have been awarded, nor are any authorized to be awarded, under the INTRINSIC Plan. As of June 30, 2013, there were 1,230 incentive stock options and 800 nonqualified stock options outstanding under the INTRINSIC Plan.

LLF Plan. In connection with the acquisition of LLF in February 2008, pursuant to which LLF became the Company's wholly owned subsidiary, the Company assumed certain outstanding stock options granted under the LLF Plan. Since the closing of the acquisition, no additional stock options have been awarded, nor are any authorized to be awarded, under the LLF Plan. As of June 30, 2013, there were 15,310 nonqualified stock options outstanding under the LLF Plan.

Deferral Program. The Company offers its non-employee directors the opportunity to receive all or a portion of their cash compensation in shares of the Company's common stock and to defer the time of receipt of such shares. A non-employee director may elect to receive a lump sum payment or annual installment payments of the shares following such director's separation from service with the Company. Non-employee directors must make their deferral elections by December 31 of the prior year. The Board of Directors adopted the plan in August 2009, and it became effective on January 1, 2010. As of June 30, 2013, there were 100,000 shares reserved for issuance under the Deferral Program, of which 6,972 shares have been credited to directors' accounts.

PROPOSAL NO. 3—APPROVAL OF AMENDMENTS TO 2005 EMPLOYEE STOCK PURCHASE PLAN

General

We are requesting that shareholders approve proposed amendments to the 2005 Employee Stock Purchase Plan, or ESPP. The amendments were approved at a meeting of the Board of Directors on August 27, 2013 and will become effective only upon shareholder approval. If approved by the shareholders, the proposed amendments will: (1) increase the number of shares that may be issued under the ESPP by 2,000,000 shares; and (2) extend the term of the ESPP by five additional years to November 3, 2020.

If approved, the amendments would revise Sections 13(a) and 26 of the ESPP to read as follows:

13(a) "Subject to adjustment pursuant to Section 18(a), the maximum number of shares of the Common Stock authorized for issuance under the Plan is four million five hundred thousand (4,500,000) shares. Such shares shall be made available from Common Stock currently authorized but unissued."

26. "The Plan shall become effective on November 3, 2005, subject to and conditioned upon the stockholders of the Company approving the Plan at their annual meeting on such date. It shall continue in effect for a term of 15 years unless sooner terminated in accordance with its terms."

The ESPP is filed as Appendix C to the Company's definitive proxy statement (File No. 000-21154) filed with the Securities and Exchange Commission on September 10, 2013, which is available online through the Commission's EDGAR System and through the "Investor Relations" section of the Company's website at *investor.cree.com/sec.cfm*. You may also request a copy of the ESPP, as currently in effect, by sending a written request to: Director, Investor Relations, Cree, Inc., 4600 Silicon Drive, Durham, North Carolina 27703.

On November 3, 2005, the Company's shareholders approved the ESPP to succeed the Company's 1999 Employee Stock Purchase Plan, which terminated on October 31, 2005. Upon its adoption in 2005, the ESPP authorized up to 600,000 shares of the Company's common stock for issuance under the plan. On October 30, 2008, the Company's shareholders approved an amendment to the ESPP increasing the number of shares that may be issued under the plan by 900,000 shares and on October 25, 2011, the Company's shareholders approved an amendment to the ESPP increasing the number of shares that may be issued under the plan by 1,000,000 shares. As of September 5, 2013, a total of 1,846,083 shares have been purchased pursuant to the ESPP, leaving 653,917 shares remaining for future issuance. If the amendments are approved, the number of shares authorized for issuance under the ESPP would increase by 2,000,000 shares.

The ESPP is scheduled to terminate on November 3, 2015. If the amendments are approved, the term of the ESPP will be extended by five years to November 3, 2020. If the amendments are not approved, then the ESPP will continue in accordance with its current terms until November 3, 2015, or such earlier date on which the remaining shares available for issuance pursuant to the ESPP have been issued.

We believe the ESPP is essential to the Company's future success and encourage shareholders to vote in favor of the amendments.

The Board of Directors recommends shareholders vote FOR Proposal No. 3.

Description of ESPP

The following is a description of the ESPP as proposed to be amended. This description is merely a summary of material provisions of the plan and is qualified by the full text of the amended plan as filed as Appendix C to the Company's definitive proxy statement filed with the Securities and Exchange Commission on September 10, 2013.

Purpose. The purpose of the ESPP is to provide employees (including officers) of the Company and certain of its subsidiary corporations with an opportunity to purchase common stock through payroll deductions.

Administration. The ESPP is currently administered by the Compensation Committee of the Board of Directors. All questions of interpretation or application of the ESPP will be determined by the Committee, whose decisions will be final, conclusive and binding upon all parties.

Eligibility and Participation. Any individual who is treated as an active employee in the records of the Company or certain of its subsidiary corporations, as designated from time to time by the Committee (other than employees subject to the laws of certain countries that would prohibit participation in the ESPP) and who has been employed for at least 30 continuous days prior to the date of his or her participation is eligible to participate in the ESPP, subject to additional limitations imposed by Section 423(b) of the Code and limitations on stock ownership described in the ESPP. As of September 5, 2013, there were approximately 3,540 employees eligible to participate in the ESPP.

Eligible employees become participants in the ESPP by delivering to the Company's stock plan administrator, prior to the commencement of the applicable participation period, a subscription agreement authorizing payroll deductions or by such telephone or other electronic arrangements as the Committee may prescribe.

Participation Periods. The ESPP is implemented by participation periods of twelve months' duration, with new participation periods beginning on May 1 and November 1 of each year. Each participation period has two six-month purchase periods concluding with a purchase every October 31 and April 30. The ESPP also provides for special interim participation periods to enable employees of subsidiaries that become designated subsidiaries under the plan after the beginning of a participation period, but at least three months prior to the beginning of the next participation period, to participate in the ESPP. The Committee has the power to alter the duration of the participation periods and purchase dates without shareholder approval.

Securities to be Sold. The Company is authorized to issue shares of the Company's common stock, par value $0.00125 per share, pursuant to options granted under the ESPP. Shares subject to options under the plan will be made available from the authorized and unissued shares of the Company's common stock. If the amendments are approved by shareholders, the aggregate number of shares that may be issued under the ESPP will be 4,500,000 of which 1,846,083 shares have previously been issued. The last sale price of the Company's common stock on September 5, 2013 was $56.18 per share, as reported by Nasdaq.

Purchase Price. The purchase price at which shares are sold on a purchase date under the ESPP is the sum of (1) 85% of the fair market value of common stock on the first day of the twelve-month participation period or the purchase date, whichever is lower; and (2) any transfer, excise or similar tax imposed on the transaction. The fair market value of common stock on a given date is the closing sale price on Nasdaq for that date, unless it is not open for trading on that date, in which case the fair market value will be the closing sale price reported by Nasdaq on the last trading day immediately preceding the given date.

Payroll Deductions. The purchase price of the shares to be acquired under the ESPP is accumulated by payroll deductions over each purchase period. The rate of deductions may not exceed 15% of a participant's compensation. A participant may decrease the rate of payroll deductions by filing with the Company a new authorization for payroll deductions and may only increase the rate of payroll deductions at the beginning of each purchase period. All payroll deductions made for a participant are credited to the participant's account under the ESPP and deposited with the general funds of the Company to be used for any corporate purpose.

Grant and Exercise of Option. At the beginning of a participation period, each participant is granted an option to purchase on each purchase date during that participation period up to the number of shares of the Company's common stock determined by dividing the sum of the participant's accumulated payroll deductions for the participation period by the applicable purchase price; provided that the number of shares subject to an option shall not exceed 2,000 shares of the Company's common stock on any purchase date. On each purchase date prior to a participant's withdrawal from the ESPP, the maximum number of full shares subject to an option that are purchasable with the accumulated payroll deductions in the participant's account will be purchased for the participant at the applicable purchase price. If, on any purchase date, the number of shares with respect to which options are to be exercised exceeds the number of shares remaining available for issuance under the ESPP, the Committee may make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as practicable. With respect to any payroll deductions that are not used to purchase common stock due to such pro rata allocation, the Committee will direct the refund of the unused payroll deductions to the participant. If the Committee determines that it will not seek authorization from shareholders for additional shares for issuance under the ESPP for subsequent participation periods, the ESPP will automatically terminate.

No employee may participate in the ESPP if, immediately after the grant of an option, the employee would own 5% or more of the total combined voting power or value of all classes of stock of the Company or of its majority-owned subsidiaries (including stock that may be purchased under the ESPP or pursuant to any outstanding options), and no employee will be granted an option under the ESPP to the extent that the employee's rights to buy stock under all employee stock purchase plans of the Company or any subsidiary accrues at a rate that exceeds $25,000 worth of stock (determined based on the fair market value of the shares at the time the option is granted) for each calendar year in which any such option is outstanding at any time.

Withdrawal. An employee may terminate his or her participation in a given participation period by giving written notice to the Company of his or her election to withdraw at any time prior to a purchase date during such participation period. All payroll deductions taken during the participation period that have not been used to purchase shares will be returned to the participant upon receipt of the withdrawal notice. Such withdrawal will automatically terminate the participant's interest in that participation period; the participant will not be automatically enrolled in a subsequent participation period but may choose to enroll in a subsequent participation period by timely delivering to the Company a new subscription agreement.

Under an automatic reset feature, if the fair market value of a share of the Company's common stock on the trading day immediately before the first day of a participation period is less than the fair market value of a share on the first day of the immediately preceding participation period, all participants will be automatically withdrawn from the immediately preceding participation period following the purchase of shares on the first purchase date of that participation period and re-enrolled in the next succeeding participation period.

Termination of Employment. If a participant's employment terminates for any reason, including retirement or death, the participant will be deemed to have withdrawn from the ESPP on the date of employment termination.

Adjustments for Changes in Capitalization. In the event any change is made in the Company's capitalization during a participation period, such as a stock split or stock dividend on common stock, which results in an increase or decrease in the number of shares of common stock outstanding without receipt of consideration by the Company, appropriate adjustments will be made in the purchase price and in the number of shares subject to purchase under the ESPP, as well as in the number of shares reserved for issuance under the ESPP.

In the event of the proposed dissolution or liquidation of the Company, the participation periods then in progress will be shortened. A new purchase date prior to the date of the proposed dissolution or liquidation will be set, and the ESPP will terminate thereafter. In the event of a merger or sale of substantially all of the assets of the Company, outstanding options under the ESPP will be assumed by the successor corporation or equivalent options will be substituted, or the participation periods then in effect will be shortened and a new purchase date will be set prior to the date of the proposed sale or merger.

Nonassignability. No rights or accumulated payroll deductions of an employee under the ESPP may be pledged, assigned, transferred or otherwise disposed of in any way for any reason other than death. Any attempt to do so may be treated by the Committee as an election to withdraw from the ESPP.

Amendment and Termination of ESPP. The Committee may at any time amend the ESPP without the consent of shareholders or participants, except that any such action will be subject to the approval of the Board of Directors and the Company's shareholders at or before the next annual meeting of shareholders after such Board action if such approval is required by any laws, rules or regulations, and the Committee may, at its discretion, determine to submit other changes to the ESPP to the Board and shareholders for approval. In no case may any amendment materially impair the rights of a participant with respect to any shares of common stock previously purchased for the participant under the ESPP without the participant's consent or disqualify the ESPP under Section 423 of the Code. If the amendments are approved by shareholders, the ESPP will terminate on November 3, 2020, unless sooner terminated.

Foreign Jurisdictions. The Committee may, in its sole discretion, amend or vary the terms of the ESPP in order to conform such terms to the requirements of a jurisdiction outside of the United States in which an eligible employee is located in order to meet the goals and objective of the plan. The Committee may also establish one or more sub-plans for these purposes and/or establish administrative rules and procedures to facilitate the operation of the ESPP in such jurisdictions.

Certain Federal Income Tax Consequences for Participants Subject to U.S. Tax Law

The ESPP is intended to qualify as an "employee stock purchase plan" under the provisions of Sections 421 and 423 of the Code. Under these provisions, participants will not recognize income for federal income tax purposes either upon enrollment in the ESPP or upon any purchase of stock thereunder. All tax consequences are deferred until a participant sells the stock acquired under the ESPP, disposes of such stock by gift or dies.

Upon disposition of the shares, a participant will be subject to tax, and the amount of the tax will depend upon the holding period for the shares. If the shares have been held by the participant for more than two years after the date of the option grant and more than one year after exercise of the option, the participant will recognize ordinary income equal to the lesser of (1) the excess of the fair market value of the shares at the time of such disposition over the purchase price; or (2) 15% of the fair market value of the shares at the time the option was granted. The ordinary income recognized by the participant will be added to the participant's basis in the shares, and any additional gain or loss realized by the participant upon disposition of the shares will be taxed as long-term capital gain or loss. If the participant disposes of the shares before the expiration of these holding periods, the participant will generally recognize ordinary income for federal income tax purposes equal to the excess of the fair market value of the shares on the purchase date over the purchase price. The ordinary income recognized by the participant will be added to the participant's basis in the shares, and any additional gain or loss will be taxed as long-term or short-term capital gain or loss, depending on the holding period.

The Company will be entitled to a deduction for amounts taxed as ordinary income to a participant only to the extent that ordinary income must be reported upon disposition of shares by the participant before the expiration of the holding periods described above.

The foregoing does not purport to be a complete summary of the effect of federal income taxation of ESPP transactions upon participants and the Company. It also does not address the tax consequences of a participant's death or the provisions of the income tax laws of any municipality, state or foreign country in which a participant may reside.

Plan Awards

Participation in the ESPP is voluntary and dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the ESPP are not determinable. Non-employee directors are not eligible to participate in the ESPP. The following table sets forth with respect to each individual and group listed below (1) the aggregate number of shares of the Company's common stock purchased under the ESPP since its inception through the most recent purchase date, April 30, 2013; and (2) the dollar value of the benefit received with respect to such purchases.

Cumulative Grants Since Plan Inception in 2004

	No. of Shares	Dollar Value of Benefit (1)
Charles M. Swoboda Chairman, Chief Executive Officer and President	7,139	$ 58,005
Michael E. McDevitt Executive Vice President and Chief Financial Officer	6,932	$ 54,708
Norbert W. G. Hiller Executive Vice President–LEDs	7,009	$ 57,139
Tyrone D. Mitchell, Jr. Executive Vice President–Lighting	6,989	$ 57,113
Clyde R. Hosein	—	—
Robert A. Ingram	—	—
Franco Plastina	—	—
Alan J. Ruud	2,723	$ 40,328
Robert L. Tillman	—	—
Thomas H. Werner	—	—
All current executive officers as a group	28,069	$ 226,965
All current directors who are not executive officers as a group	2,723	$ 40,328
All associates of directors, executive officers or nominees	2,961	$ 22,334
All other persons who received or are to receive 5% of plan awards	—	—
All employees, including all current officers who are not executive officers, as a group	1,818,014	$ 15,816,758

(1) Market value of shares on the date of purchase, minus the purchase price under the ESPP.

OWNERSHIP OF SECURITIES

Principal Shareholders and Share Ownership by Management

The following table sets forth information regarding the beneficial ownership of the Company's common stock as of September 5, 2013 by (1) each person known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (2) each person named in the Summary Compensation Table on page 51; (3) each person serving as a director or nominated for election as a director; and (4) all current executive officers and directors as a group. Except as otherwise indicated by footnote or to the extent shared by spouses under applicable law, to the Company's knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address (1)	Common Stock Beneficially Owned	Percentage of Outstanding Shares
FMR LLC (2) 82 Devonshire Street Boston, MA 02109	15,760,017	13.1%
ClearBridge Investments, LLC (3) 620 8th Avenue New York, NY 10018	9,479,026	7.9%
PRIMECAP Management Company (4) 225 South Lake Avenue, #400 Pasadena, CA 91101	9,115,291	7.6%
BlackRock, Inc. (5) 40 East 52nd Street New York, NY 10022	7,156,873	6.0%
Alan J. Ruud (6)	1,478,305	1.2%
Charles M. Swoboda (7)	650,804	*
Tyrone D. Mitchell, Jr. (8)	126,124	*
Norbert W. G. Hiller (9)	106,850	*
Michael E. McDevitt (10)	82,205	*
Clyde R. Hosein (11)	53,750	*
Robert A. Ingram (12)	48,500	*
Franco Plastina (13)	47,500	*
Harvey A. Wagner (14)	46,000	*
Thomas H. Werner (15)	43,500	*
Robert L. Tillman (16)	27,500	*
All current directors and executive officers as a group (11 persons) (17)	2,711,038	2.3%

* Less than 1%.

(1) Unless otherwise noted, all addresses are in care of the Company at 4600 Silicon Drive, Durham, NC 27703.

(2) As reported by FMR LLC in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013, which states that FMR LLC has sole dispositive power with respect to all of such shares and sole voting power with respect to 828,153 of such shares.

(3) As reported by ClearBridge Investments, LLC in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013, which states that Clearbridge Investments, LLC has sole dispositive power with respect to all of such shares and sole voting power with respect to 9,419,097 shares.

(4) As reported by PRIMECAP Management Company in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013, which states that PRIMECAP Management Company has sole dispositive power with respect to all of such shares and sole voting power with respect to 4,541,102 of such shares.

(5) As reported by BlackRock, Inc. in a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2013, which states that BlackRock, Inc. has sole investment and voting authority with respect to all of such shares.

(6) Includes 30,000 shares subject to options exercisable within sixty days of September 5, 2013. Also includes 1,666 shares held by Mr. Ruud pursuant to a restricted stock award which had not vested as of September 5, 2013. The share amount reported for Mr. Ruud includes 967 shares held by Mr. Ruud's spouse and 246,155 shares held by AJR Legacy Trust. Mr. Ruud has neither voting nor investment power over the AJR Legacy Trust; however, under the terms of such trust, Mr. Ruud has the right to withdraw the shares from such trust within sixty days. Mr. Ruud disclaims beneficial ownership of the 246,155 shares held by the AJR Legacy Trust.

(7) Includes 320,000 shares subject to options exercisable within sixty days of September 5, 2013. Also includes 76,000 shares held by Mr. Swoboda pursuant to restricted stock awards which had not vested as of September 5, 2013.

(8) Includes 70,001 shares subject to options exercisable within sixty days of September 5, 2013. Also includes 15,700 shares held by Mr. Mitchell pursuant to restricted stock awards which had not vested as of September 5, 2013.

(9) Includes 56,667 shares subject to options held by Mr. Hiller and 4,288 shares subject to options held by Mr. Hiller's spouse which are exercisable within sixty days of September 5, 2013. Also includes 20,700 shares held by Mr. Hiller pursuant to restricted stock awards which had not vested as of September 5, 2013.

(10) Includes 44,833 shares subject to options exercisable within sixty days of September 5, 2013. Also includes 11,250 shares held by Mr. McDevitt pursuant to restricted stock awards which had not vested as of September 5, 2013.

(11) Includes 28,000 shares subject to options exercisable within sixty days of September 5, 2013.

(12) Includes 21,750 shares subject to options exercisable within sixty days of September 5, 2013.

(13) Includes 15,500 shares subject to options exercisable within sixty days of September 5, 2013.

(14) Includes 18,000 shares subject to options exercisable within sixty days of September 5, 2013.

(15) Includes 23,000 shares subject to options exercisable within sixty days of September 5, 2013.

(16) Includes 11,750 shares subject to options exercisable within sixty days of September 5, 2013.

(17) For all current executive officers and directors as a group, includes a total of 643,789 shares subject to options exercisable within sixty days of September 5, 2013 and 125,316 shares held pursuant to restricted stock awards which had not vested as of September 5, 2013.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis describes the compensation of the Company's named executive officers for fiscal 2013. It is composed of the following sections explaining the decisions that were made in determining the fiscal 2013 compensation for each named executive officer:

1) *Executive Summary*: highlights the Company's compensation philosophy and elements, and fiscal 2013 performance and pay;
2) *Compensation Philosophy and Objectives*: discusses the philosophy behind the Company's compensation practices;
3) *Compensation Process*: discusses how each element of compensation is determined;
4) *Elements of Executive Compensation and Analysis of Fiscal 2013 Compensation Decisions*: provides greater detail on each element of compensation and the individual compensation of each named executive officer; and
5) *Additional Information*: discusses additional policies and arrangements related to executive compensation.

Named Executive Officers

The named executive officers for fiscal 2013 were:

- Charles M. Swoboda, Chairman, Chief Executive Officer and President;
- Michael E. McDevitt, Executive Vice President and Chief Financial Officer;
- Norbert W. G. Hiller, Executive Vice President–LEDs; and
- Tyrone D. Mitchell, Jr., Executive Vice President–Lighting.

Executive Summary

The Compensation Committee of the Board of Directors has overall responsibility for executive officer compensation, including defining the compensation philosophy, setting the elements of compensation and approving individual compensation decisions. The Committee is also responsible for overseeing administration of compensation and benefit programs and plans in which the executive officers are eligible to participate.

The Committee believes that executive officer compensation should:

- be linked closely to the Company's performance;
- align the interests of the executives with those of the Company's shareholders;
- provide incentives for achieving financial and business goals; and
- provide individual executive officers with the opportunity to earn compensation at levels that are competitive with executives in comparable jobs within the Company's peer companies.

The primary elements of the executive compensation program are:

- base salary;
- performance-based cash incentive compensation, which is paid under our long-term incentive compensation plan (or LTIP) for our CEO and under our management incentive compensation plan (or MICP) for our other named executive officers; and
- long-term equity incentive compensation.

The cash and equity incentive elements are linked directly to corporate performance and shareholder return, and these elements account for the majority of the target total direct compensation of each executive officer. While these incentive elements provide an opportunity for the executive officer to realize considerable value, total direct compensation *actually* earned can vary substantially from the target depending on the degree to which the Company's financial and business objectives are achieved and shareholder value increased.

The Company's financial performance in fiscal 2013 was strong and the Company achieved its strategic objectives of increasing LED lighting adoption and increasing revenues. The Company's stock price, which has historically been volatile, increased from $24.45 per share at the end of fiscal 2012 to $63.83 per share at the end of fiscal 2013. The Committee remains committed to reinforcing the Company's pay-for-performance philosophy. Key actions the Committee took with respect to fiscal 2013 compensation are summarized below:

- Base salaries. The Committee approved annual merit increases in base salary for Messrs. Swoboda, Hiller and Mitchell in August 2012 and approved additional increases in October 2012 to make the officers' salaries more competitive in the marketplace in response to concerns regarding the Company's ability to attract and retain executive officers. The Committee did not adjust Mr. McDevitt's base salary, which it previously evaluated and adjusted during fiscal 2012 in connection with his appointment to the role of Vice President and Interim Chief Financial Officer.

- Proportion of performance-based pay. Over 80% of the CEO's target total direct compensation for fiscal 2013 was comprised of variable performance-based pay in the form of short-term cash incentives and long-term equity awards. On average, over 70% of the other named executive officers' target total direct compensation for fiscal 2013 was comprised of these components.

- Aggressive financial targets for performance-based cash incentive compensation. The Committee established challenging annual financial targets for the fiscal 2013 performance-based cash incentive programs that applied to all of the Company's named executive officers, and the CEO established challenging quarterly financial targets under the MICP in which all of the named executive officers other than the CEO participate. The Committee also approved increases to the named executive officers' total target cash incentive awards to reflect our pay-for-performance philosophy and make this component of executive compensation more competitive in the marketplace. The Company achieved its aggressive annual financial targets, and therefore the CEO received cash incentive compensation under the LTIP and the other named executive officers received annual cash incentive compensation under the MICP. The Company also achieved its aggressive quarterly financial targets for the first three fiscal quarters, and the named executive officers who participate in the MICP received quarterly cash incentive compensation for those three quarters.

- Long-term equity compensation. The Company grants equity awards to the named executive officers in the form of stock options and restricted stock to align the interests of the named executive officers with the shareholders and to facilitate executive officer retention.

Compensation Philosophy and Objectives

The Committee believes that the compensation packages provided to the named executive officers should include both cash and stock-based compensation and should utilize performance-based compensation to reward performance as measured against established business goals, which results in increased compensation to the executive officers if the Company meets or exceeds these goals. For fiscal 2013, the Committee targeted each component of compensation (base salary, short-term cash incentives and long-term equity awards) to be between the 50th and the 75th percentiles of the market data (as described in "Role of Benchmarking and Comparative Analysis" below). Actual performance-based compensation components vary based on corporate and individual performance.

In setting fiscal 2013 compensation for the named executive officers, the Committee:

- evaluated each element of compensation as compared to executives in similar roles in the Company's peer group and the Radford Global Technology survey;

- assessed the performance of the named executive officers, and considered the scope of responsibility and strategic impact of their respective roles in the organization;

- emphasized variable and performance-based compensation to motivate executives to achieve the Company's business objectives and align pay with performance; and

- utilized equity compensation to create a culture of ownership and focus on long-term growth. Equity played a significant role in the total pay mix of the executives to ensure alignment with shareholder interests.

Compensation Process

Role of Compensation Consultant

The Committee has engaged Radford, an Aon Hewitt Company, to act as the Committee's independent compensation consultant. The Committee has assessed Radford's independence and determined that Radford had no conflicts of interest in connection with its provision of services to the Committee. Radford reports directly to the Committee and works with management only at the Committee's direction. For fiscal 2013, Radford was given the overall directive to assist the Committee with implementing the Company's compensation philosophy for the executive officers in keeping with overall objectives, including gathering relevant market data to assist the Committee in making compensation decisions for the named executive officers, as well as reviewing the Company's severance and change in control arrangements as compared to those of the peer group. The Company also purchases published compensation and benefits surveys from Radford, and on occasion, engages Radford to provide consulting services for non-executive compensation matters. The fees paid to Radford for these additional services did not exceed $120,000 in fiscal 2013.

Role of Executive Officers

No executive officer, including the CEO, provides input to the Committee into setting his own compensation, but executive officers are provided the opportunity to make recommendations regarding individual goals, and, with respect to the CEO, annual corporate goals. The CEO is responsible for annually evaluating the performance of the named executive officers (except himself), developing performance summaries and making recommendations based on those reviews for the compensation of those executives, which are one factor the Committee considers in making final compensation decisions. Further, the CEO coordinates with executive officers throughout the fiscal year in setting quarterly individual goals under the MICP and sets the quarterly Company performance goals under the MICP.

Role of Benchmarking and Comparative Analysis (Market Data)

The Committee uses market analyses provided by Radford as a reference point to evaluate the competitiveness of the Company's compensation packages for the executive officers. Radford develops a market composite (referred to herein as market data) equally weighted using data from two sources: (1) public company filings from a select peer group; and (2) the Radford Global Technology survey (composed of other technology companies of comparable size). Jobs of similar scope and responsibility as those at the peer companies and companies included in the Radford survey are identified and a market composite is created for each of the executive officer roles. The Committee uses this market data to analyze base salary, short-term cash incentive compensation, total cash compensation, equity compensation, and total direct compensation.

Peer Group

The Committee, assisted by Radford, selects the Company's peer group based on the following criteria:

- semiconductor or semiconductor-related business;
- semiconductor device companies (as opposed to equipment companies);
- "clean" technology companies (those who offer products and services to reduce the use of natural resources);
- comparable revenue, market cap, and market cap as a multiple of revenue;
- comparable number of employees; and
- companies against which the Company competes for executive talent.

The Committee reviews the peer group each year to determine if companies should be added or removed from the peer group list.

For comparative purposes, the Company's employee size for fiscal 2012 was above the 65th percentile of the peer group and revenue was between the 25th and 50th percentiles of the peer group. The companies comprising the peer group used in determining fiscal 2013 executive compensation remained the same as those used in fiscal 2012, except that Acuity Brands, Inc. was added in response to the Company's growing presence in the lighting market in fiscal 2013, and SunPower Corporation was removed because it experienced a change in control in 2011. The peer group companies for fiscal 2013 were:

Acuity Brands, Inc.
Altera Corporation
Fairchild Semiconductor International, Inc.
First Solar, Inc.
Hexcel Corporation
Integrated Device Technology Inc.
Intersil Corporation
Linear Technology Corp.
Maxim Integrated Products, Inc.
Microchip Technology Incorporated
MICROSEMI CORPORATION
PMC-Sierra, Inc.
RF Micro Devices, Inc.
Silicon Laboratories Inc.
Skyworks Solutions, Inc.
SunEdison, Inc.
TriQuint Semiconductor, Inc.
Xilinx, Inc.

In fiscal 2013, the Committee evaluated the Company's performance against the performance of the peer group through fiscal 2012.

The Company's relative financial performance compared to that of the peer companies on a three- and five-year basis through fiscal 2012 is as follows:

- revenue growth—above the 90th percentile for both the three and five year periods; and
- net income growth—the highest of the peer group on a three-year basis and between the 25th and 50th percentiles on a five-year compounded annual basis.

Radford Global Technology Survey

The Committee considers the Radford Global Technology survey as another source of competitive data to ascertain compensation levels in the broader competitive market. For benchmarking purposes in fiscal 2013, the Committee selected data from the surveys for public high-technology companies with annual revenue levels between $500 million and $2.0 billion. A list of these companies can be found in Appendix A. The analysis included the 25th, 50th, and 75th percentiles on base salary, short-term cash incentive compensation, total cash compensation, equity compensation and total direct compensation.

Determination of Target Total Direct Compensation

In April 2012, Radford presented the Committee an overview of regulatory trends and developments in executive compensation. In August 2012, Radford presented a comprehensive analysis of the Company's executive compensation as compared to market data. Radford presents analyses of base salary, performance-based cash incentives, and equity award levels for each executive officer and makes recommendations to the Committee using criteria that align with the Company's compensation philosophy. In addition, the CEO makes recommendations with respect to base salary adjustments for executive officers other than himself. The Committee assesses each compensation component as described below:

- Base salary increases based on:
  - individual performance, including but not limited to, achievement of financial objectives, strategy development and implementation, and overall leadership capabilities including demonstration of the Cree values;
  - responsibilities for which the executive is accountable; and
  - relative position to the market data for that job.
- Cash-based performance incentive targets as a percent of base salary are evaluated and approved based on the:
  - level of impact each of the respective executive officer roles has on financial and strategic results;
  - desired mix of base salary, short-term and long-term incentive compensation; and
  - relative position to the market data and comparable short-term incentive targets as a percent of base salary for that job.
- Stock option and restricted stock guidelines are assessed based on the:
  - level of the executive within the organization and the desire to most closely link jobs with the highest impact on financial results to the returns experienced by the Company's shareholders;

- scope of responsibilities for which the executive is accountable; and
- competitive position of the Company's target long-term equity incentive compensation as compared to the market data.

After a comprehensive review of these elements, the Committee developed target total cash and direct compensation for the named executive officers.

Determination of Financial and Individual Objectives

The Committee approves one or more annual financial targets that align with the Company's strategic and financial goals for the coming fiscal year. The annual financial targets approved by the Committee for fiscal 2013 were stated in terms of revenue and non-GAAP pre-tax income. Each named executive officer's performance is assessed against these objectives. The named executive officers, excluding the CEO, are also evaluated against quarterly financial and individual objectives that are established by the CEO. Achievement of these pre-determined financial and individual objectives determines the eventual performance incentive payouts as defined by the program guidelines.

Performance Assessment and Approval of Performance-based Cash Incentives

The Committee has delegated authority to the CEO to approve quarterly payouts under the MICP. Throughout the year, the executive officers have the opportunity to provide input into developing their quarterly individual goals. At the end of each quarter, the executive officers' performance is assessed against those goals and the CEO reviews and approves quarterly payouts under this performance-based cash incentive plan.

At the close of each fiscal year, the CEO reviews the performance of each executive officer (other than himself) and develops a performance summary and recommendations for base salary increases. The CEO also recommends any annual payout under the MICP, which is based on pre-approved financial targets at prescribed payout levels, previously approved by the Committee. These recommendations are presented to the Committee and are one factor the Committee considers in making final compensation decisions.

The independent members of the Board of Directors evaluate the CEO's performance for the previous fiscal year. His performance is assessed based on financial results, overall leadership, and achievement of strategic objectives. A summary of this evaluation is presented to the Committee along with the short-term incentive payout recommendation for the previous fiscal year, which is based solely on the Company's financial performance during the previous fiscal year. The Committee then determines the pay actions that will be taken for the CEO for the next fiscal year.

Role of Tally Sheets

In making compensation decisions for the CEO for each fiscal year, the Committee members review a three-year tally sheet. The tally sheet lists the individual elements of compensation for the past three fiscal years and provides an arithmetic value and summary of the individual elements. This summary provides the Committee with the value of the CEO's compensation package and assists it in determining appropriate changes for the upcoming fiscal year. Consideration of these factors is necessarily subjective in nature and actual pay decisions involve the subjective discretion of the Committee.

Role of the Advisory (Non-binding) Shareholder Vote to Approve Executive Compensation

The Company provides its shareholders with the opportunity to cast an annual advisory (non-binding) vote to approve executive compensation, or the "Say-on-Pay" proposal. At the 2012 Annual Meeting of Shareholders, a substantial majority of the votes cast at that meeting (97%) were voted in favor of the Say-on-Pay proposal, which the Committee believes affirms shareholders' support of the Company's executive compensation program. The Committee considered the result of this vote, and following such consideration, did not make any material changes to the Company's executive compensation decisions or policies. The Committee will continue to consider the outcome of the Say-on-Pay votes when making future compensation decisions for the named executive officers.

Elements of Executive Compensation and Analysis of Fiscal 2013 Compensation Decisions

The primary elements of the Company's executive compensation program are described below. The term "market data" is described under "Role of Benchmarking and Comparative Analysis" above.

Compensation Element	Purpose	Practice
Base salary	Annual cash compensation for services rendered during the fiscal year.	Competitive market ranges are established using the 50th and 75th percentiles of the market data as "goal posts." Actual executive salary is based on a holistic assessment by the Committee of the scope of position, experience, overall contributions to the Company's success and individual performance and may be outside of the goal posts.
Performance-based cash incentive compensation	Annual cash payments for achieving predetermined financial goals and, for all executive officers except the CEO, quarterly cash payments for achieving predetermined financial and / or individual performance goals.	Target incentives, as a percentage of an executive's base salary, are established based on market data. Actual payout is linked directly to the achievement of specified individual performance and/or corporate financial goals. The CEO is eligible for payouts under the LTIP and the other named executive officers are eligible for payouts under the MICP.
Long-term equity incentive compensation	Time-based stock options and restricted stock that are designed to drive executives' focus on long-term growth and increased shareholder value and to promote retention.	Equity award grants are based on an evaluation of market data, corporate performance and potential retention risks. Equity levels vary among participants based on position and individual performance. Equity comprises a larger portion of the total direct compensation than the other pay elements.
Post-termination and severance benefits	To provide for certain limited economic security in the event an executive officer is terminated without cause or resigns with good reason.	The Company has entered into a change in control agreement with each named executive officer, which features a "double trigger," described in "Change in Control Agreements" on page 49 below. Each named executive officer is also covered under a severance plan which provides for severance benefits in the event the executive officer is terminated without cause or resigns for good reason (provided that he is not entitled to severance under the severance plan if he is entitled to severance under the change in control agreement).
Other benefits	To attract and retain executives by providing market competitive benefits.	Other benefits are generally those available to all employees. The only perquisite offered to named executive officers is the availability of a voluntary comprehensive physical examination once every two calendar years until age 50 and once per calendar year over age 50.

The Committee demonstrates its commitment to paying executive officers based on performance through the design of the Company's compensation programs and the setting of stretch goals that support the Company's growth strategy and commitment to increasing shareholder value. The Committee is also committed to maintaining a compensation program that creates appropriate incentives and does not create risks that are reasonably likely to have a material adverse effect on the Company. See "Compensation Program Risk Assessment" on page 14 for details regarding the Committee's annual assessment of the compensation program.

Overall Program Design and Fiscal 2013 Implementation

For fiscal 2013, in August 2012 the Committee initially set targeted total direct compensation (which is comprised of base salary, target cash incentive compensation and the Black-Scholes value of stock options and restricted stock at target) at the 50th percentile of the market data. In October 2012, to make the executive officers' compensation more competitive in the marketplace in response to concerns regarding the Company's ability to attract and retain executive officers, the Committee adjusted the compensation of Messrs. Swoboda, Hiller, and Mitchell to better align targeted total direct compensation with the Company's philosophy to target compensation between the 50th and the 75th percentiles of the market data.

The Committee also evaluated the Company's fiscal 2012 performance to determine performance rewards for fiscal 2012 performance and as a reference point in setting fiscal 2013 objectives.

The Company's financial results for fiscal 2012 were mixed. When analyzing the Company's fiscal 2012 performance, the Committee considered absolute financial metrics, such as revenue, net income and earnings per share. The Committee also examined the Company's revenue growth, total shareholder return, net income growth and earnings per share relative to the peer group for fiscal 2012. The information was reviewed on a one-year, three-year (compounded) and five-year (compounded) basis. Financial metrics for fiscal 2012 included:

- Fiscal 2012 revenue grew approximately 18% year-over-year to $1.2 billion. Net income, however, decreased approximately 70% to $44 million.
- Revenue growth for fiscal 2012 was above the 50th percentile of the peer group while net income growth, earnings per share, and total shareholder return results were between the 25th and 50th percentiles of the peer group.
- For the three-year compounded measures, the Company was positioned above the 75th percentile for revenue growth, net income growth and earnings per share growth. Compounded shareholder return, though improving, was below the 25th percentile.
- For the five-year compounded measures, the Company performed above the 75th percentile for revenue growth and net income and performed between the 25th and 50th percentiles for earnings per share and shareholder return growth.

Each compensation element is discussed and analyzed below along with the Committee's decisions regarding compensation actions for fiscal 2013.

Base Salary

Base salary ranges are established for each executive officer based on job responsibilities along with the competitive range derived from market data. The Committee considers several factors when determining whether to set actual base salaries within the competitive range and whether to increase the base salaries. It assesses the executive's performance against corporate and individual goals, experience, qualifications and scope of responsibilities. The Committee also assesses competitive salary practices by peer companies and as reported in the Radford Global Technology survey. Further, the Committee considers the portion of each named executive officer's total compensation package that is comprised of fixed compensation (base salary) and the portion that is comprised of at-risk compensation (performance based incentives). The Committee is committed to reinforcing pay-for-performance, which it does by ensuring that fixed pay is a relatively small proportion of total direct compensation, while remaining within the market competitive range.

The Committee approved base salary merit increases for named executive officers in August 2012 and additional market competitiveness adjustments for Messrs. Swoboda, Hiller and Mitchell in October 2012 resulting in the following base salaries for fiscal 2013:

Executive Officer	Fiscal 2012 Salary	Fiscal 2013 Salary	Percentage Increase
Charles M. Swoboda	$ 625,000	$ 700,000 [2]	12.0%
Michael E. McDevitt	$ 375,000 [1]	$ 375,000	—
Norbert W. G. Hiller	$ 290,250	$ 375,000 [2]	29.2%
Tyrone D. Mitchell, Jr.	$ 290,000	$ 315,000 [2]	8.6%

[1] Effective May 2012 when appointed Vice President and Interim Chief Financial Officer.

[2] Effective October 21, 2012.

The Committee considered the following factors when determining the fiscal 2013 base salaries for the named executive officers:

- *Charles M. Swoboda*. Both Mr. Swoboda's quantitative and qualitative leadership ratings from the Board's leadership assessment were strong, which was a key consideration of the Committee in determining the level of base salary increase for Mr. Swoboda. The Committee considered the Board's ratings of Mr. Swoboda's strategic and leadership accomplishments as measured by his annual performance evaluation when approving this base salary increase. Mr. Swoboda's received a base salary merit increase of 5.6% in August 2012 and a market competitiveness adjustment of 6.1% in October 2012, which positioned him slightly above the 50th percentile of the market data.
- *Michael E. McDevitt*. Mr. McDevitt was appointed Vice President and Interim Chief Financial Officer in May 2012. At that time, Mr. McDevitt's base salary was increased to $375,000 on an annualized basis for his tenure in that role. This positioned him at the 50th percentile of the market data. In February 2013, Mr. McDevitt was appointed Executive Vice President and Chief Financial Officer at the same base salary.
- *Norbert W. G. Hiller*. The Committee awarded Mr. Hiller a 12.0% base salary increase in August 2012 based on his strong individual performance during fiscal 2012 and market data. Mr. Hiller was also awarded a 15.4% market competitiveness adjustment in October 2012, which positioned him at the 50th percentile of the market data.
- *Tyrone D. Mitchell, Jr.* The Committee approved a 3.4% base salary increase for Mr. Mitchell in August 2012 based on individual performance during fiscal 2012 and market data. Mr. Mitchell was also awarded a 5% market competitiveness adjustment in October 2012, which positioned him at the 50th percentile of the market data.

Performance-Based Cash Incentive Compensation

The Company pays annual performance-based cash incentive compensation to the CEO for achievement of annual financial objectives under the Company's LTIP. Under the Company's MICP, the Company pays the other named executive officers annual performance-based cash incentive compensation for achievement of annual financial objectives and quarterly performance-based cash incentive compensation for achievement of quarterly objectives. The Committee measures the performance of the Company against annual financial objectives established at the beginning of the fiscal year. The CEO measures the performance of the other named executive officers against quarterly financial and individual objectives established at the beginning of each fiscal quarter.

Management Incentive Compensation Plan (MICP)

The MICP provides guidelines for the calculation of performance-based cash incentive compensation, subject to Committee oversight and modification. The participants in the MICP include the named executive officers (other than the CEO), other senior level managers who report directly to the CEO, and other key employees identified as participants by the CEO.

Awards under the MICP are determined based on performance measures in two categories: corporate goals, set both annually and quarterly, and individual goals, which are established quarterly.

In August 2012, the Committee approved amendments to the MICP provisions with respect to corporate performance goals. Enhancements were made to better align the MICP with the Company's strategy and pay-for-performance philosophy.

1) The annual corporate performance goals were changed from earnings per share and revenue to one or more annual financial targets recommended by the CEO and approved by the Committee at the beginning of the fiscal year. For fiscal 2013, the annual financial targets approved by the Committee were stated in terms of revenue and non-GAAP pre-tax income, which equaled targeted GAAP pre-tax income excluding expenses related to the amortization of acquired intangibles and stock-based compensation expense.

2) The requirement that both the annual earnings per share and revenue goals must be met in order for any annual award to be paid was removed. For fiscal 2013, the Committee determined that a single

non-GAAP pre-tax income threshold must be met for the fiscal year in order for any annual award to be paid.

3) The quarterly corporate performance goals were changed from earnings per share and revenue to one or more financial targets established by the CEO for a fiscal quarter at the beginning of each quarter. For fiscal 2013, the quarterly financial targets were consistent with quarterly corporate financial guidance and were stated in terms of non-GAAP operating income, which equaled targeted GAAP operating income excluding expenses related to the amortization of acquired intangibles and stock-based compensation expense.

In addition to the above amendments to the MICP, for fiscal 2013 the Committee approved a maximum payout of 200% of the target incentive, increased from 150%, based on market data.

Individual goals are performance objectives specific to the individual or the individual's business unit's performance for the fiscal quarter. No award may be paid based on achievement of individual goals in a fiscal quarter unless the Company achieves its corporate financial goals for that quarter unless otherwise determined by the CEO or the Committee, as described below.

Quarterly corporate goals and individual goals are measured at quarter end, and any corresponding awards are paid to eligible participants following approval of the award amounts by the CEO. In order to ensure the Company's best interests are met, the amount of a payment on an award otherwise calculated in accordance with the MICP may be increased, decreased or eliminated at any time prior to payment, in the sole discretion of the CEO, except that no change with respect to any award to any executive officer of the Company shall be made without Committee approval. The actual awards paid to participants, if any, may vary with the level of achievement of the corresponding goals but cannot exceed the aggregate level approved by the Committee for 100% achievement. Unless otherwise approved by the Committee in the case of executive officers or by the CEO in any other case, and except in the case of termination due to death or disability or in connection with a change in control, eligible participants must be employed by the Company on the last day of the performance period in order to receive payment for an award under the MICP. The MICP provides that, in the event of a change in control, the Company's performance against the quarterly corporate goals and each participant's performance measurement against individual goals for any performance period ending after the effective date of the change in control will be deemed to be 100%, the Company's performance against the annual corporate goals will be deemed to be at least 100%, and the associated awards will be paid regardless of whether the participant remains employed during or at the end of the performance period.

Long-Term Incentive Compensation Plan (LTIP)

The CEO is eligible to receive annual performance-based cash incentive compensation under the LTIP (referred to as performance units). Mr. Swoboda does not participate in any other cash-based performance incentive plan, including the MICP described above. The LTIP is designed to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, in that performance unit awards are contingent upon achievement of pre-determined corporate objectives of non-GAAP pre-tax income share and revenue. Awards are paid based on achievement of performance goals established under the LTIP and are calculated using a pre-defined formula based on the level of performance and the target awards are expressed as a percentage of the CEO's base salary. In August 2012, Mr. Swoboda received performance units for fiscal 2013 with the same targets as those established for the annual corporate performance goals under the MICP, and in November 2012, he received performance units with targets based on the Company's LED lighting systems revenue for the second through fourth quarters of fiscal 2013, so long as the Company meets the previously established non-GAAP pre-tax income thresholds for the period. Any payment under the performance units are paid in cash.

Except as provided in the severance plan discussed below, or with respect to death or long-term disability or a change in control, (1) the CEO must be continuously employed as an executive officer through the last day of the performance period; (2) the performance units will not be considered earned until the last day of the performance period; and (3) if he terminates his employment prior to the last day of the performance period, with or without cause, he will forfeit his performance units.

Cash Incentive Targets and Components under MICP and LTIP

Consistent with Radford's analysis of the Company's executive compensation as compared to the market data, in November 2012 the Committee increased the CEO's annual target cash incentive award for fiscal 2013 from 100% of his base salary to 120% of his base salary. This increase, combined with his October 2012 base salary increase, moved the CEO's total target cash compensation from approximately the 25th percentile of the market data to slightly above the 50th percentile of the market data.

The target cash incentive awards for the other named executive officers are summarized as follows:

- In October 2012, the total cash incentive target increased from 65% of base salary to 80% of base salary, which, along with the simultaneous increase to base pay for Messrs. Hiller and Mitchell, more closely aligns total target cash compensation of the named executive officers slightly above the 50th percentile of the market data.
- Annual goals continue to comprise 60% of the target incentive (equal to 60% of 80%, which is 48% of base salary).
- Quarterly goals continue to comprise 40% of the target incentive (equal to 40% of 80%, which is 32% of base salary). 50% of the quarterly goals represent the achievement of corporate financial objectives and 50% represent the achievement of individual objectives. No payout is made in any given quarter if the corporate financial objective is not met.

A schematic of the plan design for named executive officers, excluding the CEO, is shown below:


Target as Percent
of Base Pay
80%
Annual Corporate
Performance Goals
80% x 60% = 48%
Threshold Measure
Non-GAAP Pre-tax Income
Weight = 50%
Revenue
Weight = 50%
Quarterly Goals
80% x 40% = 32%
Threshold Measure
Quarterly Corporate Goals
Weight = 50%
Individual
Performance Goals
Weight = 50%

LTIP and MICP Annual Component

When determining the level of annual cash-based awards payable under the LTIP or MICP, performance against each financial measure is weighted equally in determining the amount of any annual award payout, and the annual award payout percentage is the average of the percentage of achievement of each measure, rounded to the nearest whole percentage. For fiscal 2013, the Committee determined that no payout would be made for the annual corporate financial goals unless the minimum non-GAAP pre-tax income was achieved. Provided that the minimum non-GAAP pre-tax income goal was achieved, if attainment of a goal met or exceeded the minimum performance level but fell below the target, a payment would be earned of at least 50% but less than 100% of the target award opportunity for such annual corporate goal, and if attainment of a goal met or exceeded the target performance level but fell below the maximum, a payment would be earned of at least 100% but less than 200% of the target award opportunity for such corporate goal. The maximum payment for any annual award payout would be 200% of the target annual award opportunity.

MICP Quarterly Component

Quarterly targets are set at the beginning of each fiscal quarter. For fiscal 2013, quarterly targets were measured in terms of (1) non-GAAP operating income, consistent with quarterly corporate financial guidance; and (2) individual performance objectives specific to each named executive officer (other than the CEO). Individual performance objectives during fiscal 2013 for each of the named executive officers were as follows:

- *Michael E. McDevitt.* Mr. McDevitt's individual objectives encompassed Company financial goals as well as implementing segment reporting, strategic hiring to scale the Company's finance team and increasing efficiency of the Company's financial processes.
- *Norbert W. G. Hiller.* Mr. Hiller's individual objectives encompassed financial goals, new product releases, and sales volume for the LED business unit.
- *Tyrone D. Mitchell, Jr.* Mr. Mitchell's individual objectives encompassed financial goals, strategy development, new product releases, and increased brand awareness for the Lighting business unit.

Under the MICP, an executive can only earn a payout for a quarter if the minimum level of the corporate performance goal for that quarter was achieved. If the minimum level of the corporate performance goal was achieved for the quarter, the executive would receive 50% of the target quarterly award opportunity; if the executive also achieved individual performance goals, he could receive up to 100% of the target quarterly award opportunity, with the exact percentage depending on the level of achievement of his individual performance goals.

Performance Goals for Fiscal 2013

Annual Corporate Goals

Minimum, target, and maximum goals for fiscal 2013 for each performance measure were pre-set and approved by the Committee based upon a comparison to the actual revenue and non-GAAP pre-tax income actually achieved in fiscal 2012. Minimum revenue and non-GAAP pre-tax income goals for fiscal 2013 were equal to the fiscal 2012 actual results. The target revenue and non-GAAP pre-tax income goals were set at 22% and 45%, respectively, above the fiscal 2012 actual results, and the maximum revenue and non-GAAP pre-tax income goals were set at 47% and 74%, respectively, above the fiscal 2012 actual results.

The Committee established the following goals for fiscal 2013:

Performance Goal	Minimum	Target	Maximum
Revenue	$1.16B	$1.42B	$1.70B
Non-GAAP Pre-Tax Income	$127.1M	$183.3M	$220.6M

Results and Actual Payouts for Fiscal 2013

The Company exceeded the $127.1 million minimum level of non-GAAP pre-tax income required for the LTIP and MICP annual payments, achieving non-GAAP pre-tax income of $192.3 million. Revenue was $1.39 billion, above the minimum of $1.16 billion. Consequently, annual payouts were made to the CEO under the LTIP and to the other named executive officers under the MICP. The Company also achieved the financial goals for the first three quarters of fiscal 2013, so quarterly payouts were made for each of those fiscal quarters to each named executive officer other than the CEO. The named executive officers earned the following performance-based incentive cash awards for fiscal 2013:

Executive Officer	Target Award	Actual Award Earned	Actual Award as a Percent of Target	Actual Award as a Percent of Salary
Charles M. Swoboda [1]	$ 805,660	$ 870,113	108%	128%
Michael E. McDevitt [2]	$ 282,133	$ 243,176	86%	65%
Norbert W. G. Hiller [2]	$ 278,883	$ 245,772	88%	70%
Tyrone D. Mitchell, Jr. [2]	$ 236,017	$ 212,099	90%	69%

[1] As described in "Performance-Based Cash Incentive Compensation, Long-Term Incentive Compensation Plan" on page 44 above, Mr. Swoboda was awarded performance units in August 2012 and in November 2012. Mr. Swoboda's target award was equal to 100% of his weighted average annual base salary for fiscal 2013 pursuant to his August 2012 award, plus 20% of his weighted average annual base salary for the second through fourth quarters of fiscal 2013 pursuant to his November 2012 award.

[2] As described in "Cash Incentive Targets and Components" on page 45 above, effective October 21, 2012, the total cash incentive target for Messrs. McDevitt, Hiller and Mitchell increased from 65% of base salary to 80% of base salary.

LTIP Equity Awards

Equity awards are granted to the named executive officers under the shareholder-approved LTIP to align their performance with shareholder interests and provide an opportunity for these officers to increase their ownership stake in the Company. For fiscal 2013, the Committee approved grants of stock options and restricted stock as long-term equity compensation. The Committee emphasizes the importance of company and shareholder value growth over executive officer retention. Consequently, the Company targets a greater proportion of the total value of executive officer equity to consist of stock options, with the remaining portion in the form of restricted stock grants. Stock options are viewed as an effective form of equity compensation by the Committee as they only have value to the option holder when the stock price increases above the grant price, thereby resulting in economic value to the executive officers only if economic value is generated for shareholders. Stock options thus serve a vital purpose in aligning the interests of the named executive officers with the interests of the Company's shareholders.

Restricted stock, which is subject to time-based vesting, also aligns the interests of the named executive officers with the interests of the Company's shareholders since the value of restricted stock fluctuates with the stock price. The primary value of restricted stock, however, is that it creates an incentive for retention. Restricted stock has full value to the executive officers upon vesting and vests in equal tranches over four years.

The Committee generally approves annual equity grants under the LTIP to be made on the first business day of September. The Committee awards equity grants without regard to any scheduled or anticipated release of material information, and does not accelerate or delay equity grants in response to material information or delay the disclosure of information due to plans to make equity grants.

Stock Options

Stock options are granted with an exercise price equal to the closing price of the Company's common stock on Nasdaq on the date of the grant. The Committee may not grant options with an exercise price that is less than the fair market value of the Company's common stock on the grant date.

All of the options granted to the named executive officers in fiscal 2013 vest ratably in annual increments over the first three years of the seven-year option term. Vesting ceases upon termination of employment and all unvested options are forfeited, and exercise rights cease 90 days thereafter, except in the case of death or disability. Vesting accelerates upon death or termination of employment due to disability, and the options may be exercised for a year after death or termination of employment due to disability unless they expire prior to that event. Prior to the exercise of an option, the holder has no rights as a shareholder with respect to the shares subject to the option, including voting rights and the right to receive dividends or dividend equivalents.

Restricted Stock

Restricted stock awards granted to the named executive officers in fiscal 2013 vest ratably in annual increments over four years from the grant date. Vesting ends upon termination of employment, and all unvested shares of restricted stock are forfeited; however, vesting accelerates upon death or termination of employment due to disability. Under the terms of the named executive officers' change in control agreements, however, vesting of options and restricted stock may also be accelerated in certain circumstances as discussed below.

Fiscal 2013 Equity Awards

The Committee approved the following equity grants to named executive officers at the August 2012 meeting. The awards were granted on September 4, 2012, and the stock options have an exercise price of $27.77:

Executive Officer	Stock Options	Shares of Restricted Stock
Charles M. Swoboda	120,000	35,000
Michael E. McDevitt	20,000	4,000
Norbert W. G. Hiller	40,000	10,000
Tyrone D. Mitchell, Jr.	40,000	10,000

In granting the awards, the Committee considered the Company's current and historical performance along with each executive's demonstrated ability to sustain performance over time. The Committee also reviewed equity usage and assessed the Company's practices as compared to the peer companies. Specifically, the Committee considered the Company's fiscal year end 2012 gross burn rate of 2.9% and an estimated fiscal year end 2013 gross burn rate of 3.0%. The Company's burn rate on a one-year basis was positioned between the 25th and 50th percentile of the peer group, and the Company's burn rate on a three-year basis approximated the 25th percentile of the peer group. The Committee also considered the Company's total equity overhang, which approximated the 25th percentile of the peer group.

Based on these considerations and the total direct compensation analysis prepared by Radford, in August 2012 the Committee determined that it was appropriate to grant the same number of stock options and shares of restricted stock to Messrs. Swoboda and Mitchell, and the same number of stock options to Mr. Hiller, as each had received in fiscal 2012, and to increase the number of shares of restricted stock awarded to Mr. Hiller to 10,000. Mr. McDevitt received 30,000 stock options and an award of 6,000 shares of restricted stock on June 1, 2012 in connection with his appointment as Vice President and Interim Chief Financial Officer, and received an additional 20,000 stock options and 4,000 of restricted shares in August 2012.

In October 2012, the Committee determined that it was appropriate to increase the numbers of shares of restricted stock that Messrs. Swoboda, Hiller and McDevitt received in fiscal 2013 to enhance the market competitiveness of their compensation and the Company's corresponding ability to attract and retain executive officers, and they were awarded 15,000, 10,000 and 5,000 additional shares of restricted stock, respectively, on November 1, 2012.

The equity grants awarded to the named executive officers in September and November 2012 reflect a Black-Scholes valuation between the 50th and 75th percentiles of the market data. The Committee believes that the grant sizes at this target level reinforce the focus on enhancing shareholder value and position the total direct compensation within the desired range.

Equity awards are reflected as compensation for fiscal 2013 in accordance with applicable reporting requirements in the Summary Compensation Table on page 51 under the "Stock Awards" and "Option Awards" columns and in the Grants of Plan-Based Awards table on page 52.

Additional Information

Other Benefits and Perquisites

Consistent with the Company's compensation philosophy, the Committee seeks to limit the perquisites provided to the named executive officers. For example, the Committee does not provide social or club memberships, paid personal travel or automobile allowances/company vehicles to the named executive officers. Generally, the named executive officers are eligible to participate in only those benefit and retirement programs available to other employees, including the Company's 401(k) plan, health and welfare plans, group term life insurance plan and the Company's employee stock purchase program. The named executive officers receive matching contributions under the 401(k) plan consistent with other participating employees. Such matching contributions for named executive officers for fiscal 2013 are included in the Summary Compensation Table on page 51 under the "All Other Compensation" column.

The named executive officers are eligible to participate in a voluntary executive physical program. This benefit is intended to encourage named executive officers to receive regular comprehensive physical examinations, as their future health and well being are important to the Company's success. Each participant is encouraged to voluntarily elect a comprehensive physical examination once every two calendar years until age 50 and once per calendar year thereafter at a facility designated by the Company.

Post-Termination Arrangements

The Company has entered into a change in control agreement with each named executive officer. This agreement provides for certain payments to the named executive officer in the event his employment is terminated without cause or he resigns for good reason in connection with a change in control of the Company. Additionally, the Committee has adopted the Severance Plan for Section 16 Officers, or the Severance Plan, which provides for severance benefits in the event an executive officer is terminated without cause or resigns for good reason and is not entitled to compensation under a change in control agreement. The only officers currently eligible to participate in this Severance Plan are the CEO, Executive Vice President and CFO, Executive Vice President–LEDs and Executive Vice President–Lighting. The Committee has approved these severance benefits following termination, both in the context of a change in control and in other circumstances, to encourage executive officers to act in the Company's best interests without regard to potential concerns for loss of income in the event of a disagreement with management or the Board of Directors that leads to termination of employment.

Change in Control Agreements

The Company has entered into a Change in Control Agreement with each named executive officer to promote the stability and continuity of senior management as well as to ensure that the executive remains focused on the Company's shareholders' interests, rather than his own, in the context of a change in control transaction. Further, the change in control agreement features a double trigger, which means that payments are not triggered on a change in control unless, in connection with the change in control, the executive either (1) is terminated without cause; or (2) terminates his employment for good reason. Termination is considered to be in connection with a change in control if it occurs within 12 months following a change in control, or, with respect to our CEO, within 24 months following a change in control. See "Potential Payments upon Termination or Change in Control" on page 54 below.

In determining the various circumstances that trigger payment or provision of severance benefits to the named executive officers and the payment and benefit levels associated with each circumstance (other than such payments and benefits that are generally available to all employees), the Compensation Committee reviewed severance benefits data derived from proxy materials filed by our peer group. The Compensation Committee utilized this competitive severance benefits data as a check to determine whether each of the proposed severance payments and benefits for the named executive officers was set at an appropriate level for the circumstance that triggers payment or provision of benefits in light of market conditions. The Compensation Committee generally seeks to confirm that the level of each severance payment or benefit for the named executive officers is at or slightly above the median level of comparable payments and benefits offered to similarly situated executives in our peer group. In approving the provision of severance benefits to the named executive officers and the payment and benefit levels associated with each circumstance, the Compensation Committee was briefed by Radford on the overall competitiveness of the proposed severance payment and benefit levels for the named executive officers in a broader cross-section of the total market.

Severance Plan

The Severance Plan provides severance benefits in the event of termination of employment without cause or resignation for good reason to the Company's officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, or Section 16 Officers. All of the current executive officers are therefore eligible to participate in the Severance Plan. The Severance Plan will not apply to a Section 16 Officer, however, if he becomes entitled to the payment of severance benefits upon termination of employment in connection with a change in control pursuant to a separate agreement with the Company, such as the Change in Control Agreements described above.

In the event of termination of the CEO's employment without cause or his resignation for good reason, he is entitled to 18 months' continuation of base salary and a lump sum payment equal to 18 months of COBRA premiums. All other Section 16 Officers are entitled to 12 months' continuation of base salary and a lump sum payment equal to 12 months of COBRA premiums. In addition, for any completed performance period, the Section 16 Officer will be entitled to receive any amounts he has otherwise earned under his incentive compensation arrangement even though he is no longer employed on the date of payment.

The Severance Plan also provides that if the Section 16 Officer becomes generally disabled and his employment is terminated before he becomes eligible for benefits under the Company's long-term disability program or if he elects to resign for good reason because the Company does not restore him to his prior position and level of authority after he returns from long-term disability leave, then he will be entitled to severance benefits under the Severance Plan. Severance benefits under the Severance Plan are subject to applicable tax withholdings and statutorily imposed payment terms and require the Section 16 Officer to sign a release of claims. The CEO is not required to extend his non-compete period as a condition to receipt of benefits under the Severance Plan.

Section 162(m) Treatment Regarding Performance-Based Equity Awards

The Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, which provides that the Company may not be able to deduct compensation of more than $1,000,000 that is paid to certain executive officers. Performance-based compensation within the meaning of Section 162(m), including stock and cash incentive compensation under the LTIP, is excluded from this limitation. The Company seeks to structure the performance-based portion of the compensation of the executive officers in a manner that complies with Section 162(m) when the Company considers it to be in the Company's best interests, taking into account all relevant factors. The deductibility of compensation payable to the executive officers, however, is only one among a variety of factors that the Committee may consider in determining appropriate levels or forms of compensation.

Share Ownership Guidelines

The Board of Directors has adopted Corporate Governance Principles for the Company that include share ownership guidelines for members of the Board of Directors and executive officers. Under these guidelines, within five years after election or appointment:

- the CEO is expected to own shares with a value not less than five times his base salary;
- each other executive officer is expected to own shares with a value not less than two times the officer's base salary; and
- each non-employee member of the Board of Directors is expected to own shares with a value not less than five times the sum of the director's retainers for service on the Board and on Board committees.

Presently all directors and executive officers meet these minimum ownership guidelines.

Compensation Committee Report

The Compensation Committee met on August 26, 2013 and reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

Thomas H. Werner, Chairman
Robert A. Ingram
Robert L. Tillman

Summary of Cash and Certain Other Compensation

The following table summarizes the compensation of the Company's chief executive officer and all other persons who served as named executive officers during fiscal 2013.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(i)	(j)
Charles M. Swoboda	2013	$681,429	$1,443,250	$1,424,628	$ 870,113	$ 9,519	$4,428,939
Chairman, Chief Executive	2012	$620,742	$1,082,200	$1,413,060	—	$ 8,287	$3,124,289
Officer and President	2011	$595,154	$1,935,500	$2,812,092	—	$ 8,925	$5,351,671
Michael E. McDevitt	2013	$375,000	$ 268,180	$ 237,438	$ 243,176	$ 12,292	$1,136,086
Executive Vice President and Chief Financial Officer (3)	2012	$223,965	$ 141,720	$ 380,397	$ 17,041	$ 7,458	$ 770,581
Norbert W. G. Hiller	2013	$353,290	$ 591,900	$ 474,876	$ 245,772	$ 12,110	$1,677,948
Executive Vice President–LEDs (4)	2012	$286,801	$ 154,600	$ 471,020	$ 16,980	$ 8,590	$ 937,991
Tyrone D. Mitchell, Jr.	2013	$308,558	$ 277,700	$ 474,876	$ 212,099	$ 10,617	$1,283,850
Executive Vice President–Lighting (5)	2012	$283,187	$ 309,200	$ 471,020	$ 15,646	$ 8,885	$1,087,938

(1) Amounts listed in columns (e) (for restricted stock awards) and (f) (for options) represent the aggregate grant date fair value of awards granted during the fiscal years shown calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation–Stock Compensation, or ASC Topic 718. The aggregate grant date fair value is the amount we expect to expense in our financial statements over the award's vesting schedule. See Note 10 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended June 30, 2013 for assumptions used in the calculations. There can be no assurance that the ASC Topic 718 grant date fair value amounts will ever be realized.

(2) Amounts listed in column (i) represent matching contributions to the 401(k) retirement plan. No named executive officer received perquisites and personal benefits valued, in the aggregate, at $10,000 or more. Therefore, in accordance with Securities and Exchange Commission disclosure rules, this column does not reflect the value of the perquisites and personal benefits received for fiscal 2011 through 2013.

(3) Mr. McDevitt was appointed to the position of Executive Vice President and Chief Financial Officer effective February 4, 2013, and prior to that served as Vice President and Interim Chief Financial Officer effective May 22, 2012.

(4) Mr. Hiller was appointed to the position of Executive Vice President–LEDs effective October 18, 2011.

(5) Mr. Mitchell was appointed to the position of Executive Vice President–Lighting effective October 18, 2011.

Grants of Equity and Non-Equity Incentive Awards

The following table provides information about stock options, restricted stock awards, performance units and non-equity incentive plan awards granted to the named executive officers during fiscal 2013. All stock options, restricted stock awards and performance units were granted under the Current LTIP, or LTIP, and the other non-equity incentive plan awards were granted under the MICP.

Grants of Plan-Based Awards in Fiscal 2013

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)				
Charles M. Swoboda			$ 402,830	$805,660	$1,611,321	—	—	—	—
	9/4/2012	8/14/2012	—	—	—	35,000	—	—	$ 971,950
	11/1/2012	10/22/2012	—	—	—	15,000	—	—	$ 471,300
	9/4/2012	8/14/2012	—	—	—	—	120,000	$ 27.77	$1,424,628
Michael E. McDevitt			$ 84,633	$282,133	$ 451,398	—	—	—	—
	9/4/2012	8/14/2012	—	—	—	4,000	—	—	$ 111,080
	11/1/2012	10/22/2012	—	—	—	5,000	—	—	$ 157,100
	9/4/2012	8/14/2012	—	—	—	—	20,000	27.77	$ 237,438
Norbert W. G. Hiller			$ 84,633	$278,883	$ 448,148	—	—	—	—
	9/4/2012	8/14/2012	—	—	—	10,000	—	—	$ 277,700
	11/1/2012	10/22/2012	—	—	—	10,000	—	—	$ 314,200
	9/4/2012	8/14/2012	—	—	—	—	40,000	$ 27.77	$ 474,876
Tyrone D. Mitchell, Jr.			$ 71,092	$236,017	$ 378,200	—	—	—	—
	9/4/2012	8/14/2012	—	—	—	10,000	—	—	$ 277,700
	9/4/2012	8/14/2012	—	—	—	—	40,000	$ 27.77	$ 474,876

(1) Non-equity incentive plan awards represent the threshold, target and maximum amounts of cash incentive compensation payable under the MICP and the performance units granted under the LTIP. The actual amounts earned are disclosed in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." For the executive officers excluding the CEO, threshold payment amounts are comprised solely of the annual component of the target incentive, assume only the attainment of the minimum annual goals and are paid at 50% of the target incentive; there are no quarterly threshold payments because the target goals must be met for any quarterly payments. Target payment amounts are paid at 100% of the target incentive and assume goal attainment of 100% of the target quarterly and annual goals. Maximum payment amounts reflect the quarterly payout cap of 100% of the quarterly component of the target incentive and the annual payout cap of 200% of the annual component of the target incentive, which assumes goal attainment of the maximum annual goals. The CEO, Mr. Swoboda, does not receive incentive payments for achievement of quarterly goals; the threshold, target and maximum payment amounts under Mr. Swoboda's performance units are respectively 50%, 100%, and 200% of the annual target incentive, identical to the annual components for other executive officers. For additional information regarding the MICP, LTIP and performance units, see "Compensation Discussion and Analysis" above.

(2) The restricted stock vests in four annual installments commencing on the first anniversary of the date of grant, provided the recipient continues service as an employee or as a member of the Board of Directors pursuant to the LTIP.

(3) The nonqualified stock options vest in three annual installments commencing on the first anniversary of the date of grant, provided the recipient continues service as an employee or as a member of the Board of Directors pursuant to the LTIP. All option grants have a maximum term of seven years.

Outstanding Equity Awards

The following table provides information about outstanding equity awards held by the named executive officers as of June 30, 2013.

Outstanding Equity Awards at 2013 Fiscal Year-End

	Option Awards (1)				Stock Awards (1)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Charles M. Swoboda	120,000	0	$ 35.89	9/1/2016	118,250 (12)	$ 7,547,898
	80,000	40,000 (4)	$ 55.30	9/1/2017		
	0	80,000 (5)	$ 30.92	9/1/2018		
	0	120,000 (6)	$ 27.77	9/4/2019		
Michael E. McDevitt	2,333	0	$ 27.47	9/4/2014	15,000 (13)	$ 957,450
	10,666	0	$ 22.90	9/2/2015		
	4,500	0	$ 35.89	9/1/2016		
	4,000	2,000 (4)	$ 55.30	9/1/2017		
	2,334	4,666 (7)	$ 30.92	9/1/2018		
	10,000	20,000 (8)	$ 23.62	6/1/2019		
	0	20,000 (9)	$ 27.77	9/4/2019		
Norbert W. G. Hiller	20,000	10,000 (4)	$ 55.30	9/1/2017	30,150 (14)	$ 1,924,475
	0	26,666 (10)	$ 30.92	9/1/2018		
	0	40,000 (11)	$ 27.77	9/4/2019		
Tyrone D. Mitchell, Jr.	10,000	20,000 (4)	$ 55.30	9/1/2017	23,900 (15)	$ 1,525,537
	13,334	26,666 (10)	$ 30.92	9/1/2018		
	0	40,000 (11)	$ 27.77	9/4/2019		

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(1) The option awards and restricted stock awards listed were granted under the LTIP.

(2) Each option expires on the earlier of the expiration date shown or 90 days after termination of the recipient's employment, except in cases of death or termination due to a long-term disability.

(3) Market value of shares that have not vested is based on $63.83 per share (the closing price of our common stock as reported by Nasdaq on June 28, 2013, the last business day of fiscal 2013).

(4) Vests on September 1, 2013.

(5) Vests as to 40,000 shares on each of September 1, 2013 and September 1, 2014.

(6) Vests as to 40,000 shares on each of September 4, 2013, September 4, 2014 and September 4, 2015.

(7) Vests as to 2,333 shares on each of September 1, 2013 and September 1, 2014.

(8) Vests as to 10,000 shares on each of June 1, 2014 and June 1, 2015.

(9) Vests as to 6,667 shares on each of September 4, 2013 and September 4, 2014 and as to 6,666 shares on September 4, 2015.

(10) Vests as to 13,333 shares on each of September 1, 2013 and September 1, 2014.

(11) Vests as to 13,334 shares on September 4, 2013 and as to 13,333 shares on each of September 4, 2014 and September 4, 2015.

(12) Awards vest as to 42,250 shares cumulatively on September 1, 2013, as to 35,250 shares cumulatively on September 1, 2014, as to 28,250 shares cumulatively on September 1, 2015, and as to 12,500 shares cumulatively on September 1, 2016.

(13) Awards vests as to 3,750 shares cumulatively on each of September 1, 2013, September 1, 2014, September 1, 2015 and September 1, 2016.

(14) Awards vest as to 9,450 shares cumulatively on September 1, 2013, as to 8,450 shares cumulatively on September 1, 2014, as to 7,250 shares cumulatively on September 1, 2015, and as to 5,000 shares cumulatively on September 1, 2016.

(15) Awards vest as to 8,200 shares cumulatively on September 1, 2013, as to 7,200 shares cumulatively on September 1, 2014, as to 6,000 shares cumulatively on September 1, 2015, and as to 2,500 shares on September 1, 2016.

Stock Option Exercises and Vesting of Restricted Stock

The following table provides information about option exercises and vesting of restricted stock held by the named executive officers during fiscal 2013.

Option Exercises and Stock Vested in Fiscal 2013

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise(#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (1)**
Charles M. Swoboda	80,000	$ 2,079,200	35,750	$ 1,008,150
Michael E. McDevitt	—	—	—	—
Norbert W. G. Hiller	106,667	$ 2,720,114	5,250	$ 148,050
Tyrone D. Mitchell, Jr.	90,000	$ 2,293,434	6,500	$ 183,300

(1) For restricted stock, the value realized on vesting is based on $28.20 per share (the closing price of our common stock as reported by Nasdaq on August 31, 2012, the trading day preceding the date on which the shares vested).

Potential Payments upon Termination or Change in Control

We have various arrangements that provide the named executive officers with specified benefits if their employment is terminated under certain circumstances, as described below. In addition, these named executive officers participate in various benefit plans that may provide them with acceleration of equity awards or payments under certain circumstances, as described below.

Change in Control Agreements

Payments to Mr. Swoboda Made Upon Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control

If Mr. Swoboda's employment is terminated by us without cause, but not as a result of his death or long-term disability, or by Mr. Swoboda for good reason, and the termination is in connection with a change in control, then he will receive (1) continued payment of his base salary for 24 months following termination; (2) a lump sum payment equal to two times his target annual incentive award for the fiscal year in which the termination occurs and a lump sum payment equal to his target annual incentive award for the fiscal year in which the termination occurs, prorated to the date of termination; (3) a lump sum payment equal to 24 multiplied by the monthly COBRA premium in effect for the type of medical, dental and vision coverage then in effect for Mr. Swoboda; and (4) full accelerated vesting with respect to Mr. Swoboda's then outstanding, unvested stock options, time-vested restricted stock and other equity awards that vest solely based on the passage of time. In addition, if any payment or benefit Mr. Swoboda receives from us or any person whose actions result in a change in control would be considered a parachute payment under Section 280G of the Code and the aggregate present value of the parachute payment reduced by any excise tax imposed would be less than three times Mr. Swoboda's "base amount" as defined in Section 280G of the Code, then in lieu of that portion of the payments to which Mr. Swoboda would otherwise be entitled under (1) through (3) above, Mr. Swoboda will receive a total amount (if any) such that the aggregate present value of the payments is equal to 2.99 times such base amount. This amount will be apportioned and substituted for the amounts that otherwise would have been payable under (1) through (3) and paid on the same schedule as those amounts.

If Mr. Swoboda is generally disabled and we terminate his employment without cause in connection with a change in control prior to the date he is determined to have a long-term disability, then Mr. Swoboda will receive (1) continued payment of his base salary for 24 months; (2) a lump sum payment of an amount equal to two times his target annual incentive award for the fiscal year in which the termination occurs and a lump sum payment equal to his target annual incentive award for the fiscal year in which the termination occurs, prorated to the date of termination; and (3) a lump sum payment equal to 24 multiplied by the monthly COBRA premium in effect for the type of medical, dental and vision coverage then in effect for Mr. Swoboda. If Mr. Swoboda ceases to be generally disabled before his employment is terminated due to a long-term disability, then he will have the right to resign for good reason (if in connection with a change in control) on account of any event or circumstances that occurred while he was generally disabled that would otherwise have constituted good reason (if not cured or consented to by Mr. Swoboda) and will receive these same benefits.

Mr. Swoboda's severance benefits under his change in control agreement are subject to the following conditions: (1) signing and not revoking a release of claims; (2) nondisparagement of our company and our officers and directors for a period of 24 months after termination; and (3) compliance with the confidentiality and noncompete restrictions contained in his confidential information agreement, as amended by the change in control agreement, for two years following termination.

Payments to Messrs. McDevitt, Hiller, and Mitchell Made Upon Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control

The term of our change in control agreements with Messrs. McDevitt, Hiller, and Mitchell continues so long as the executive is employed by the Company and designated by the Company, at its discretion and consistent with applicable law, as subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended. If, during the term of the executive's change in control agreement, the executive's employment is terminated by us without cause but not as a result of his death or long-term disability, or by the executive for good reason, and the termination is in connection with a change in control, then he will receive (1) continued payment of his base salary for 12 months following termination; (2) except as provided in the last sentence of this paragraph, a lump sum payment equal to his total target annual incentive award (consisting of both the individual performance component and the corporate performance component) for the fiscal year in which the termination occurs and a lump sum payment equal to his target annual incentive award (consisting of both the individual performance component and the corporate performance component) for the fiscal year in which the termination occurs, prorated to the date of termination; (3) a lump sum payment equal to 12 multiplied by the monthly COBRA premium in effect for the type of medical, dental and vision coverage then in effect for the executive; and (4) full accelerated vesting with respect to the executive's then outstanding, unvested stock options, time-vested restricted stock and other equity awards that vest solely based on the passage of time. Notwithstanding clause (2) above, if the termination had occurred during fiscal 2013, then the executive would not have received the payments described in clause (2) above and instead would have received any award to which the executive may have become entitled for fiscal 2013 under the MICP and a lump sum payment equal to (A) plus (B) minus (C), where (A) is equal to the executive's target annual incentive award (consisting of both the individual performance component and the corporate performance component) for fiscal 2013; (B) is equal to the executive's total target annual incentive award (consisting of both the individual performance component and the corporate performance component) for fiscal 2013, prorated to the date of termination; and (C) is equal to the award (if any) to which the executive would have becomes entitled for fiscal 2013 under the MICP. Our change in control agreements with Messrs. McDevitt, Hiller, and Mitchell contain 280G parachute payment provisions consistent with those contained in our change in control agreement with Mr. Swoboda.

If Messrs. McDevitt, Hiller, or Mitchell is generally disabled during the term of his change in control agreement and we terminate his employment without cause in connection with a change in control prior to the date he is determined to have a long-term disability, then the executive will receive (1) continued payment of his base salary for 12 months; (2) a lump sum payment equal to his total target annual incentive award (consisting of both the individual performance component and the corporate performance component) for the fiscal year in which the termination occurs and a lump sum payment equal to his total target annual incentive award (consisting of both the individual performance component and the corporate performance component) for the fiscal year in which the termination occurs, prorated to the date of termination; and (3) a lump sum payment equal to 12 multiplied by the monthly COBRA premium in effect for the type of medical, dental and vision coverage then in effect for the executive. If the executive ceases to be generally disabled before his employment is terminated due to a long-term disability, then he will have the right to resign for good reason (if in connection with a change in control) on account of any event or circumstances that occurred while he was generally disabled that would otherwise have constituted good reason (if not cured or consented to by the executive) and will receive these same benefits.

The severance benefits under our change in control agreements with Messrs. McDevitt, Hiller, and Mitchell are subject to the following conditions: (1) signing and not revoking a release of claims; (2) nondisparagement of our company and our officers and directors for a period of 12 months after termination; and (3) compliance with the confidentiality and noncompete restrictions contained in his confidential information agreement for a period of 12 months after termination.

Definitions

The terms "cause," "good reason," "change in control" and "in connection with a change in control" are defined in our change in control agreements as follows:

"Cause" means:

- the executive's willful and continued failure to perform the duties and responsibilities of his position that is not corrected after one written warning detailing the concerns and offering him a reasonable period of time to cure;
- any material and willful violation of any federal or state law by the executive in connection with his responsibilities as an employee of the Company;
- any act of personal dishonesty taken by the executive in connection with his responsibilities as an employee of our company with the intention or reasonable expectation that such may result in his personal enrichment;
- the executive's conviction of, or plea of *nolo contendere* to, or grant of prayer of judgment continued with respect to, a felony that the Board of Directors reasonably believes has had or will have a material detrimental effect on our reputation or business; or
- the executive materially breaching his confidential information agreement (in the case of Mr. Swoboda, as modified by the change in control agreement), which breach is (if capable of cure) not cured within 30 days after we deliver written notice to him of the breach.

"Good reason" generally means (except with respect to the executive being generally disabled as described above) the occurrence of any of the following without the executive's consent, and not due to cause, within the timeframes specified in the definition of "in connection with a change in control" below, subject to certain notice and cure provisions:

- a material reduction in the executive's authority, duties or responsibilities;
- a reduction in the executive's base salary, other than a one-time reduction that also is applied to substantially all of our other executive officers, provided that his reduction is substantially proportionate to the reduction applied to substantially all other executive officers; our requiring the executive to report to anyone other than the CEO (or any acting Chief Executive Officer in the event of the Chief Executive Officer's absence), the Board of Directors, or a Committee of the Board of Directors, or, with respect to Mr. Swoboda, requiring Mr. Swoboda to report to anyone other than the Board of Directors; or
- our requiring the executive to relocate his principal place of business or our relocating our headquarters, in either case to a facility or location outside of a 35-mile radius from his current principal place of employment (or such longer distance that is the minimum permissible distance under the circumstances for purposes of the involuntary separation from service standards under the Treasury Regulations or other guidance under Section 409A of the Code).

"Change in control" generally means any of the following events:

- any person or group of persons becomes the beneficial owner of 50% or more of our outstanding common stock or the combined voting power of our securities entitled to vote generally in the election of directors;

- a sale or other disposition of all or substantially all of our assets;
- shareholder approval of a definitive agreement or plan to liquidate our company; or
- a merger or consolidation of our company with and into another entity, unless immediately following such transaction (1) more than 50% of the members of the governing body of the surviving entity were incumbent directors at the time of execution of the initial agreement providing for such transaction; (2) no person or group of persons is the beneficial owner, directly or indirectly, of 50% or more of the equity interests of the surviving entity or the combined voting power of the equity interests of the surviving entity entitled to vote generally in the election of members of its governing body; and (3) more than 50% of the equity interests of the surviving entity and the combined voting power of the equity interests of the surviving entity entitled to vote generally in the election of members of its governing body is beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the shares of common stock immediately prior to such transaction in substantially the same proportions as their ownership immediately prior to such transaction.

"In connection with a change in control" means either:

- within the period of time between the commencement of a tender offer or our entry into a written agreement with another party that contemplates a transaction, the consummation of either of which would result in a change in control and the occurrence of either the resulting change in control or the termination or expiration of the tender offer or the written agreement without the occurrence of a change in control; or
- within 12 months following a change in control, or, with respect to Mr. Swoboda, within 24 months following a change in control.

Severance Plan

Eligibility

The Severance Plan provides severance benefits, in the event of termination of employment without cause or resignation for good reason, to the Section 16 Officers. All of our named executive officers are eligible to participate in the Severance Plan. The Severance Plan will not apply to a Section 16 Officer, however, if he or she becomes entitled to the payment of severance benefits upon termination of employment in connection with a change in control pursuant to a separate agreement with us (currently the case, as is described above).

Payments Made Upon Termination Without Cause or Resignation for Good Reason

If a Section 16 Officer's employment is terminated by us without cause or by the Section 16 Officer for good reason, except in the event of termination of the Section 16 Officer's employment due to death or long-term disability or in the event such termination of employment is in connection with a change in control and the Officer is entitled to the payment of severance benefits pursuant to a separate agreement with us, then the Officer will receive (1) continued payment of the Officer's base salary for 12 months (18 months in the Chief Executive Officer's case); (2) all incentive compensation amounts that are not yet paid as of the termination date that the Officer is entitled to receive (in connection with performance units under the LTIP or the MICP, as applicable) on account of satisfaction of the relevant performance measures for the relevant performance period, provided the Officer was employed through the end of the last day of the relevant performance period; and (3) a lump sum payment equal to 12 (18 in the Chief Executive Officer's case) multiplied by the monthly COBRA premium applicable to the type of medical, dental and vision coverage then in effect for the Officer.

Conditions to Payments

As a condition to the receipt of severance benefits under the Severance Plan, a Section 16 Officer must execute and comply with a release agreement that includes a release of claims against us and our affiliates and representatives and a non-disparagement provision.

Definitions

The terms "cause" and "good reason" are defined as follows:

"Cause" means:

- the executive's willful and continued failure to perform the duties and responsibilities of his position that is not corrected after one written warning detailing the concerns and offering him a reasonable period of time to cure;
- any material and willful violation of any federal or state law by the executive in connection with his responsibilities as an employee of the Company;
- any act of personal dishonesty taken by the executive in connection with his responsibilities as an employee of the Company with the intention or reasonable expectation that such may result in his personal enrichment;
- the executive's conviction of, or plea of *nolo contendere* to, or grant of prayer of judgment continued with respect to, a felony that the Board of Directors reasonably believes has had or will have a material detrimental effect on the Company's reputation or business; or
- the executive materially breaching his confidential information agreement, which breach is (if capable of cure) not cured within 30 days after the Company deliver written notice to him of the breach.

"Good reason" generally means (except with respect to the executive's being generally disabled as described above) the occurrence of any of the following without the executive's consent and not due to cause, subject to certain notice and cure provisions:

- a material reduction in the executive's authority, duties or responsibilities;
- a material reduction in the executive's base salary other than a one-time reduction that also is applied to substantially all of the other executive officers, provided that this reduction is substantially proportionate to the reduction applied to substantially all other executive officers;
- the Company's requiring the executive to report to anyone other than the Chief Executive Officer, the Board of Directors or a Committee of the Board; or
- the Company's requiring the executive to relocate his principal place of business or the Company's relocating its headquarters, in either case to a facility or location outside of a 35-mile radius from his current principal place of employment.

LTIP

The LTIP provides for potential acceleration of equity awards in the event of a proposed sale of all or substantially all of our assets or stock, the merger of our company with or into another corporation such that our shareholders immediately prior to the merger exchange their shares of stock for cash and/or shares of another entity or any other corporate transaction to which the Compensation Committee deems appropriate. Upon such an event, if the successor corporation does not agree to assume the outstanding equity awards or to substitute equivalent awards, the Compensation Committee has discretion to provide for the participants in the LTIP to have the right to exercise, for a period of 15 days, their stock options or other awards as to all shares, including shares as to which the options or other awards would not otherwise be exercisable (or with respect to restricted stock or stock units, provide that all restrictions will lapse). The stock options or other awards will terminate upon the expiration of the 15-day period to the extent not exercised.

The award agreements under the LTIP provide for accelerated vesting of nonqualified stock options and restricted stock in the event of a participant's death or termination due to a long-term disability.

Under the terms of Messrs. Swoboda's performance units granted under the LTIP, if Mr. Swoboda's employment is terminated due to death or long-term disability before the payment date of the performance units, he will be entitled to receive an adjusted payment under the performance units as if he had remained employed through the end of the performance period. In the event there is a change in control (as "change in control" is defined in Mr. Swoboda's change in control agreement described above), the performance measurement for the plan year will be at least 100%. Mr. Swoboda would not be entitled to payment under the performance units, however, if there is a change in control and his employment terminates prior to the end of the fiscal year. If Mr. Swoboda's employment is terminated in connection with a change in control (as defined in his change in control agreement described above) upon or after the end of the performance period but prior to the payment date under his performance units, he will be entitled to payment under his performance units as if he had remained employed through the payment date.

MICP

The MICP generally provides that eligible participants must be employed by us on the last day of the award period in order to be eligible for awards for such award period, except in the case of death or termination due to a long-term disability or in connection with a change in control. Upon a participant's death or termination due to a long-term disability, the MICP provides that a participant is entitled to receive an adjusted award for any award period in which he or she was employed by us as if the participant were employed on the last day of the award period. In the event there was a change in control during the period, each participant's performance measurement against individual goals for any quarterly award period ending after the effective date of the change in control would be 100% and the corporate performance measurement for such quarterly award period would be deemed met, and the corporate performance measurement for the plan year would be at least 100%, regardless of whether the participant had remained employed through the end of the award period. If there had been a change in control and a participant's employment terminated for any reason (other than death or long-term disability) subsequent to the change in control but prior to the payment date for an award period, the participant would have been entitled to receive an award for all award periods for the plan year as if the participant was employed on the last day of the award period. For purposes of consistency among the severance arrangements applicable to our executive officers (other than our CEO), the MICP, as amended in August 2013, was revised to contain the same change in control provisions as our change in control agreements, but contains the same termination provisions for fiscal 2014 as the MICP did for fiscal 2013, except that termination due to retirement is now treated the same as termination due to death or long-term disability.

Amounts of Potential Payments upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided to each of the named executive officers in the event of a termination of employment or change in control, or both.

Payments and benefits are estimated using the following assumptions: (1) the triggering event took place on June 28, 2013, the last business day of fiscal 2013, or the Trigger Date; (2) the price per share of our common stock on the Trigger Date was $63.83, which represents the closing price of our common stock as reported by Nasdaq on such date; and (3) all amounts are based on compensation and benefit agreements, plans and arrangements in effect on the Trigger Date notwithstanding subsequent changes in such amounts for fiscal 2014. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or if the actual results differ from the assumptions described herein.

Potential Payments and Benefits to Named Executive Officers upon Termination of Employment or Change in Control

Name	Triggering Event	Type of Payment/Benefit	Amount
Charles M. Swoboda	Death or termination of employment due to long-term disability	Annual incentive award (1)	$ 865,423
		Vesting acceleration (100%) (2)	14,849,098
			$ 15,714,521
	Change in control (not involving termination of employment) (4)	Annual incentive award (3)	$ 0
			$ 0
	Termination without cause or resignation for good reason not in connection with a change in control (5)	Base salary (18 months)	$ 1,050,000
		COBRA Premiums	25,801
			$ 1,075,801
	Termination without cause or resignation for good reason in connection with a change in control (6)	Base salary (24 months)	$ 1,400,000
		Lump sum payment (7)	2,511,145
		Vesting acceleration (100%)	14,849,098
			$ 18,760,243

Name	Triggering Event	Type of Payment/Benefit	Amount
Michael E. McDevitt	Death or termination of employment due to long-term disability	Quarterly incentive award (8)	$ 0
		Annual incentive award (1)	181,821
		Vesting acceleration (100%) (2)	2,653,468
			$ 2,835,289
	Change in control (not involving termination of employment) (4)	Quarterly incentive award (9)	$ 112,867
		Annual incentive award (9)	182,807
			$ 295,674
	Termination without cause or resignation for good reason not in connection with a change in control (5)	Base salary	$ 375,000
		COBRA premiums	13,279
			$ 388,279
	Termination without cause or resignation for good reason in connection with a change in control (6)	Base salary	$ 375,000
		Incentive awards (10)	562,745
		COBRA premiums	13,279
		Vesting acceleration (100%)	2,653,468
			$ 3,604,492
Norbert W. G. Hiller	Death or termination of employment due to long-term disability	Quarterly incentive award (8)	$ 0
		Annual incentive award (1)	181,821
		Vesting acceleration (100%) (2)	4,329,753
			$ 4,511,574
	Change in control (not involving termination of employment) (4)	Quarterly incentive award (9)	$ 109,617
		Annual incentive award (9)	182,807
			$ 292,424
	Termination without cause or resignation for good reason not in connection with a change in control (5)	Base salary	$ 375,000
		COBRA premiums	11,467
			$ 386,467
	Termination without cause or resignation for good reason in connection with a change in control (6)	Base salary	$ 375,000
		Incentive awards (10)	556,262
		COBRA premiums	11,467
		Vesting acceleration (100%)	4,329,753
			$ 5,272,482
Tyrone D. Mitchell, Jr.	Death or termination of employment due to long-term disability	Quarterly incentive award (8)	$ 0
		Annual incentive award (1)	152,730
		Vesting acceleration (100%) (2)	3,930,815
			$ 4,083,545
	Change in control (not involving termination of employment) (4)	Quarterly incentive award (9)	$ 93,834
		Annual incentive award (9)	153,558
			$ 247,391
	Termination without cause or resignation for good reason not in connection with a change in control (5)	Base salary	$ 315,000
		COBRA premiums	17,200
			$ 332,200
	Termination without cause or resignation for good reason in connection with a change in control (6)	Base salary	$ 315,000
		Incentive awards (10)	470,761
		COBRA premiums	17,200
		Vesting acceleration (100%)	3,930,815
			$ 4,733,776

(1) Based on actual results for performance period using 100% performance measurement prorated to the Trigger Date for the annual incentive portion. Assumes no prior leave of absence in the case of death. In the case of termination due to long-term disability, assuming 180 days prior leave of absence, payment would have been $447,956 for Mr. Swoboda, $94,113 for Messrs. McDevitt and Hiller and $79,055 for Mr. Mitchell. Actual

amount will vary based on performance measurement and the duration of any leave of absence prior to death or termination due to long-term disability.

(2) Vesting is automatically accelerated for nonqualified stock options and restricted stock in the event of death or termination of employment due to long-term disability per terms of the award agreements under the LTIP, which terms apply equally to all participants.

(3) Mr. Swoboda's performance units provide that the performance measurement for determining his annual incentive award will be no less than 100% if a change in control occurs during the performance period. The amount in the table represents the additional amount Mr. Swoboda would have received as a result of this provision and excludes any amount he would otherwise be entitled to receive based on actual performance results.

(4) No accelerated vesting will occur for options and other awards under the LTIP in connection with a change in control not involving termination of employment unless the outstanding awards are not assumed by the successor in connection with a change in control, and the Compensation Committee, in its discretion, accelerates vesting of the outstanding but unvested options and awards. If the options and awards were not assumed by the successor and the Compensation Committee exercised its discretion to the fullest extent possible and determined that 100% of the outstanding awards should be vested, the named executive officers would have received the following additional amounts: Mr. Swoboda, $14,849,098; Mr. McDevitt, $2,653,468; Mr. Hiller, $4,329,753; and Mr. Mitchell, $3,930,815.

(5) The triggering event, along with resulting benefits, is defined in the Severance Plan.

(6) The triggering event, along with resulting benefits, is defined in the change in control agreement. If the executive was generally disabled and we terminated his employment without cause in connection with a change in control prior to the date he was determined to have a long-term disability, or if he ceased to be generally disabled before his employment was terminated due to a long-term disability and he resigned for good reason (in connection with a change in control) on account of any event or circumstances that occurred while he was generally disabled (if not cured or consented to by the executive), then pursuant to the change in control agreement the executive would not be entitled to vesting acceleration.

(7) Includes lump sum payments in the following amounts: (i) $2,476,744, which represents two times Mr. Swoboda's target annual incentive award for the fiscal year in which termination occurs, plus the amount of his target annual incentive award for the fiscal year in which termination occurs, prorated to the Trigger Date; and (ii) $34,401 for 24 months of COBRA premiums.

(8) Amount in table is based on actual results for performance period and is payable in the case of death only. In the case of termination due to long-term disability (assuming at least 91 days prior leave of absence), no payment would be due.

(9) The MICP provides that, if a change in control occurs, a participant's performance measurement for all quarterly award periods that end after the effective date of the change in control will be 100%, and performance measurement against corporate goals for the plan year will be the greater of 100% or such performance measurement as determined in accordance with the plan, regardless of whether the participant is employed on the last day of the award period (which would be required if the change in control had not occurred).

(10) Includes a lump sum payment equal to (A) plus (B) minus (C), where (A) is equal to the executive's target annual incentive award (consisting of both the individual performance component and the corporate performance component) for fiscal 2013; (B) is equal to the executive's total target annual incentive award (consisting of both the individual performance component and the corporate performance component) for fiscal 2013, prorated to the date of termination; and (C) is equal to the award (if any) to which the executive would have become entitled to in fiscal 2013 under the MICP.

DIRECTOR COMPENSATION

Summary of Cash and Certain Other Compensation

The following table summarizes the annual and long-term compensation of each of our non-employee directors who served during fiscal 2013, as well as Mr. Ruud, who also serves as Vice Chairman–Lighting, and therefore does not receive compensation as a director. Mr. Ruud's compensation for his services as Vice Chairman–Lighting, is also discussed in "Certain Transactions and Legal Proceedings—Transactions with Ruud Lighting, Inc. and Alan J. Ruud—Employment of Alan Ruud" on page 17.

Director Compensation for Fiscal 2013

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Clyde R. Hosein (2)	$ 60,000	$ 111,080	$ 48,667	—	$ 219,747
Robert A. Ingram (3)	$ 60,000	$ 111,080	$ 48,667	—	$ 219,747
Franco Plastina (4)	$ 70,000	$ 111,080	$ 48,667	—	$ 229,747
Alan J. Ruud (5)	N/A	—	$ 356,157	$ 482,979	$ 839,136
Robert L. Tillman (6)	$ 50,000	$ 111,080	$ 48,667	—	$ 209,747
Harvey A. Wagner (7)	$ 80,000	$ 111,080	$ 48,667	—	$ 239,747
Thomas H. Werner (8)	$ 60,000	$ 111,080	$ 48,667	—	$ 219,747

(1) Amounts listed in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted during fiscal 2013 calculated in accordance with ASC Topic 718. With respect to Messrs. Hosein, Ingram, Plastina, Tillman, Wagner and Werner, these amounts relate to the annual grant of 4,000 nonqualified stock options and 4,000 shares of restricted stock on September 4, 2012. With respect to Mr. Ruud, these amounts relate to the annual grant of 30,000 nonqualified stock options on September 4, 2012. The exercise price of the option grants made on September 4, 2012 is $27.77, the closing price of our common stock as reported by Nasdaq on the date of grant. The awards were made under the LTIP. For a discussion of the assumptions used to value these awards, see Note 10 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

(2) As of June 30, 2013, Mr. Hosein had 28,000 options outstanding, of which 24,000 were exercisable. In addition, Mr. Hosein held 4,000 shares of restricted stock that vested on September 4, 2013.

(3) As of June 30, 2013, Mr. Ingram had 21,750 options outstanding, of which 17,750 were exercisable. In addition, Mr. Ingram held 4,000 shares of restricted stock that vested on September 4, 2013. Lastly, Mr. Ingram deferred all of the $60,000 of fees earned in fiscal 2013 into the Deferral Program.

(4) As of June 30, 2013, Mr. Plastina had 15,500 options outstanding, of which 11,500 were exercisable. In addition, Mr. Plastina held 4,000 shares of restricted stock that vested on September 4, 2013.

(5) As of June 30, 2013, Mr. Ruud had 60,000 options outstanding, of which 10,000 were exercisable. In addition, Mr. Ruud held 3,333 shares of restricted stock that vested as to 1,667 shares on September 1, 2013 and will vest as to the 1,666 remaining shares on September 1, 2014. These awards were granted for Mr. Ruud's service as an employee, not as a director. All Other Compensation for Mr. Ruud includes additional fiscal 2013 compensation Mr. Ruud received for service as an employee, consisting of base salary payments of $325,000, bonus of $147,144 and matching contributions to the 401(k) plan of $10,835.

(6) As of June 30, 2013, Mr. Tillman had 11,750 options outstanding, of which 7,750 were exercisable. In addition, Mr. Tillman held 4,000 shares of restricted stock that vested on September 4, 2013.

(7) As of June 30, 2013, Mr. Wagner had 18,000 options outstanding, of which 14,000 were exercisable. In addition, Mr. Wagner held 4,000 shares of restricted stock that vested on September 4, 2013. The Governance and Nominations Committee approved an additional retainer fee of $5,000 for each quarter during which Mr. Wagner no longer served as Chairman but provided additional service while the Audit Committee transitioned to new leadership.

(8) As of June 30, 2013, Mr. Werner had 23,000 options outstanding, of which 19,000 were exercisable. In addition, Mr. Werner held 4,000 shares of restricted stock that vested on September 4, 2013.

Summary of Director Compensation Program

Non-employee directors are compensated for Board of Directors service through a combination of a cash retainer and grants of restricted stock and nonqualified stock options to purchase shares of our common stock. We also reimburse directors for expenses incurred in serving as a director. Directors who are also employed by us are not separately compensated for their service on the Board of Directors.

Every September, we grant each non-employee director nominated for re-election an option to purchase 4,000 shares of common stock and a restricted stock award for 4,000 shares, each vesting on the first anniversary of the date of grant. Non-employee directors appointed to fill a vacancy between annual meetings of shareholders are generally granted prorated equity awards vesting on the same date as the awards granted to non-employee directors the preceding September. The exercise price of all option grants is equal to the fair market value on the grant date and the maximum term of the option is seven years. Vesting of all equity awards is subject to continued service.

In fiscal 2013, non-employee directors were paid the following quarterly cash retainers: $8,750 for service as a member of the Board; $1,250 for service as Lead Independent Director; $5,000 for service as Audit Committee Chair; $2,500 for service as Compensation Committee Chair; $1,250 for service as Governance and Nominations Committee Chair; $5,000 for service as a member of the Audit Committee; $2,500 for service as a member of the Compensation Committee; and $1,250 for service as a member of the Governance and Nominations Committee. Committee Chairs receive the retainer for service as Chair in addition to the retainer for committee membership. Non-employee directors may also receive meeting fees of $1,000 for service as a committee member or $2,000 for service as committee chair of any additional committee of the Board of Directors that may be formed in the future.

Non-employee directors may elect to participate in the Deferral Program. Under this plan, a participant will receive shares of our common stock in lieu of all or a portion of the quarterly retainer and any meeting fees earned. The number of shares will be determined quarterly by dividing the applicable fees by the fair market value of a share, with fair market value for this purpose defined as the consolidated closing bid price on Nasdaq on the first business day following announcement of financial results for the previous fiscal quarter. A participant in the plan may also choose to defer receipt of the shares until after his or her separation from service as a director. A participant who elects to defer receipt of shares may choose either a lump sum distribution, to be made in any of the first five years after the year of separation from service as a director, or a series of up to five installment distributions ending not later than the fifth year after separation from service. In the event of the death of a participant, either while serving as a director or after separation of service, any deferred distributions will be made within ninety days after the date of death.

Compensation Committee Interlocks and Insider Participation

Messrs. Werner, Ingram and Tillman served on our Compensation Committee during fiscal 2013. None of these individuals has ever served as an officer or employee of our Company or any of our subsidiaries, nor were they involved in any related person transaction during fiscal 2013. No interlocking relationships existed during fiscal 2013 between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

PROPOSAL NO. 4—RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has reappointed Ernst & Young LLP to audit the consolidated financial statements of the Company for fiscal 2014. Ernst & Young LLP was first engaged as our independent auditors for fiscal 1999 and has served as our independent auditors for each subsequent fiscal year. A representative from Ernst & Young LLP is expected to be present at the 2013 Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Although shareholder ratification of the appointment is not required by law or the Company's Bylaws, the Audit Committee has determined that, as a matter of corporate governance, the selection of independent auditors should be submitted to the shareholders for ratification. If the appointment of Ernst & Young LLP is not ratified by a majority of the votes cast at the 2013 Annual Meeting, the Audit Committee will consider the appointment of other independent auditors for subsequent fiscal years. Even if the appointment is ratified, the Audit Committee may change the appointment at any time during the year if it determines that the change would be in the Company's best interest and the best interests of the shareholders.

The Board of Directors recommends shareholders vote FOR Proposal No. 4.

Report of the Audit Committee

The role of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting process and audits of the Company's financial statements, including its internal controls over financial reporting. The full responsibilities of the Audit Committee are described in a written charter adopted by the Board of Directors, a copy of which is posted on the Company's website at *www.cree.com*. The management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, the Company's accounting and financial reporting principles, and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles, as well as expressing opinions on the effectiveness of the Company's internal controls.

In the performance of its oversight function, the Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements, management's assessment and report on the effectiveness of the Company's internal controls, the independent auditors' attestation report on the Company's internal controls and the processes that support certifications of the Company's financial statements by the Company's Chief Executive Officer and Chief Financial Officer. The Audit Committee has also discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence and has discussed with the auditors the auditors' independence.

The members of the Audit Committee in carrying out their duties are not engaged in the practice of accounting and do not act as auditors. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact independent.

The Audit Committee routinely meets privately with the Company's internal auditor and the independent auditors.

Based upon the review and discussions described in this report and, subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2013 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Franco Plastina, Chairman
Clyde R. Hosein
Harvey A. Wagner

Independent Auditor Fee Information

The fees of Ernst & Young LLP for the fiscal years shown were as follows:

	Fiscal 2013	Fiscal 2012
Audit Fees	$ 2,492,060	$ 2,525,000
Audit-Related Fees	—	—
Tax Fees	205,286	176,870
All Other Fees	1,940	—
Total	$ 2,699,286	$ 2,701,870

Audit Fees. This category includes fees billed for the fiscal year shown for professional services for the audit of the Company's annual financial statements (including the audit work associated with the acquisition of Ruud Lighting), review of financial statements included in the Company's quarterly reports on Form 10-Q, internal controls attestation under Section 404 of the Sarbanes-Oxley Act of 2002 and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

Audit-Related Fees. This category includes fees billed in the fiscal year shown for assurance and related services that are reasonably related to the performance of the audits and reviews of the Company's financial statements and are not reported under the category "Audit Fees."

Tax Fees. This category includes fees billed in the fiscal year shown for professional services for tax compliance, tax planning and tax advice. The services comprising the fees disclosed under this category for fiscal 2013 and fiscal 2012 were primarily related to ongoing transfer pricing documentation assistance.

All Other Fees. This category includes fees billed in the fiscal year shown for products and services provided by Ernst & Young LLP that are not reported in any other category. The services comprising the fees disclosed under this category for fiscal 2013 were for training and online research access.

All audit and permissible non-audit services provided by the Company's independent auditors, as well as the fees for such services, must be pre-approved by the Audit Committee. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decisions are reported to the full Audit Committee at its next scheduled meeting. The Committee has delegated such authority to the Committee's Chair. Any pre-approval is generally for the current fiscal year, and any pre-approval is detailed as to the particular service or category of services. All audit and non-audit services provided by the Company's independent auditors during fiscal 2013 and fiscal 2012 were pre-approved by or on behalf of the Company's Audit Committee.

PROPOSAL NO. 5—ADVISORY (NONBINDING) VOTE TO APPROVE EXECUTIVE COMPENSATION

As discussed in the Compensation Discussion and Analysis section of this proxy statement, the Company's executive compensation program is designed to enhance shareholder value by providing compensation packages that enable the Company to attract and retain talented executives, align the interests of the Company's executives with the long-term interests of shareholders and motivate executives to achieve the Company's business goals and objectives. We believe that our compensation policies and procedures reward executive officers for both their performance and the Company's performance and that such compensation policies and procedures create incentives for the Company's executive officers that are strongly aligned with the long-term interests of shareholders.

As required by Section 14A of the Securities Exchange Act of 1934, as amended, we are providing shareholders with an advisory (nonbinding) vote to approve the compensation of the Company's named executive officers as described in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, is designed to give you as a shareholder the opportunity to endorse or not endorse the Company's executive compensation program through the following resolution:

> "Resolved, that the shareholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed in the Company's proxy statement for the 2013 annual meeting of shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative disclosure."

When you cast your vote, we urge you to consider the description of the Company's executive compensation program contained in the Compensation Discussion and Analysis section of this proxy statement and the accompanying tables and narrative disclosure, as well as the following factors:

- Aggressive financial targets met. We achieved challenging financial targets for fiscal 2013. We chose metrics aligned with our corporate strategy, set our minimum annual target levels equal to last year's actual results and achieved annual non-GAAP pre-tax income of $192.3 million (well above last year's actual results of $127.1 million) and annual revenue of $1.39 billion (well above last year's actual result of $1.16 billion).
- Proportion of performance-based pay. Over 80% of our CEO's target total direct compensation for fiscal 2013 was composed of variable performance-based pay in the form of short-term cash incentives and long-term equity awards. On average, over 70% of our other named executive officers' target total direct compensation for fiscal 2013 was composed of these components.
- Market competitiveness. We adjusted the components of executive compensation to enhance our ability to attract and retain key executive officer talent. Following the adjustments, our named executive officers are targeted to receive total cash compensation and total direct compensation between the 50th and 75th percentiles of the market data.

Because your vote is advisory, it will not be binding upon the Board of Directors, will not overrule any decision by the Board of Directors and will not create or imply any additional fiduciary duties on the Board of Directors or any member thereof. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors recommends shareholders vote FOR Proposal No. 5.

OTHER MATTERS

Other Business

Other than the election of the seven directors listed in this proxy statement, approval of the Proposed LTIP, approval of the amendments to the ESPP, ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending June 29, 2014 and the advisory (nonbinding) vote to approve executive compensation, as described in this proxy statement, the Board of Directors presently knows of no other business to be conducted at the 2013 Annual Meeting of Shareholders. Under the Company's Bylaws, any shareholder desiring to present a proposal for consideration at the meeting, including any director nomination, was required to give the Company written notice of the proposal in accordance with the Bylaws by July 25, 2013. No timely notices meeting the Bylaw requirements have been received. Should any other business properly come before the meeting, the persons named in the accompanying form of proxy may vote the shares represented by the proxy in their discretion, except that under the rules of the Securities and Exchange Commission the accompanying proxy cannot be voted for more than seven nominees.

2014 Annual Meeting of Shareholders

Pursuant to the rules of the Securities and Exchange Commission, shareholder proposals submitted for inclusion in the Company's proxy statement and form of proxy for the annual meeting to be held in 2014 must be received by the Company not later than May 19, 2014, and must comply with the Commission's rules in other respects.

Other shareholder proposals to be presented at the annual meeting in 2014, including director nominations, must comply with the notice requirements of the Company's Bylaws and be delivered to the Company not later than July 31, 2014, nor earlier than July 1, 2014. Any such proposals should be sent via means that afford proof of delivery to the Secretary at the Company's principal executive offices.

Procedures for Director Nominations

Under the charter of the Governance and Nominations Committee, the Committee is responsible for identifying from a wide field of candidates, including women and minority candidates, and recommending that the Board of Directors select qualified candidates for membership on the Board of Directors. In identifying candidates, the Committee takes into account such factors as it considers appropriate, which may include the factors listed on page 6. The Committee is also authorized to develop additional policies regarding Board size, composition and member qualification. The Governance and Nominations Committee annually reviews its charter and recommends changes to the Board of Directors for approval.

The Governance and Nominations Committee is responsible for evaluating suggestions concerning possible candidates for election to the Board of Directors submitted to the Company, including those submitted by Board members (including self-nominations) and shareholders. All candidates, including those submitted by shareholders, will be evaluated by the Committee on the same basis as other candidates using the Board of Directors membership criteria described above and in accordance with applicable procedures. The Governance and Nominations Committee annually considers the size, composition and needs of the Board of Directors in light of the criteria listed on page 6, and accordingly considers and recommends candidates for membership on the Board of Directors based on these criteria. Once candidates have been identified, the Committee will determine whether such candidates meet the minimum qualifications for director nominees.

Any shareholder desiring to present a nomination for consideration by the Governance and Nominations Committee prior to the 2014 Annual Meeting must do so in accordance with the Company's Bylaws. See "2014 Annual Meeting of Shareholders" above.

Shareholder Communications with Directors

The Board of Directors, as a matter of policy, desires to facilitate communications between shareholders and directors to assist the Board of Directors in fulfilling its responsibilities to all shareholders. To that end the Board of Directors has established a process for use by shareholders who desire to bring matters to the Board's attention. The process is intended to provide shareholders one means of communicating with directors and is not intended to be exclusive.

Any shareholder who desires to send a communication to members of the Board of Directors may submit it either by e-mail addressed to Corporate_Secretary@Cree.com or by mail addressed to the attention of the Corporate Secretary at Cree, Inc., 4600 Silicon Drive, Durham, North Carolina 27703. All such communications should include the number of shares beneficially owned by the person submitting the communication and his or her mailing address, telephone number and e-mail address, if any. All communications properly submitted under these procedures, except those deemed inappropriate as noted below, will be delivered to all members of the Board of Directors periodically, generally in advance of each regularly scheduled Board of Directors meeting. The Board of Directors has directed that the Secretary not forward communications which (1) are not reasonably related to the business of the Company; (2) concern individual grievances or other interests that are personal to the shareholder submitting the communication and that cannot reasonably be construed to present a matter of concern to shareholders generally; or (3) under community standards, contain offensive, scurrilous or abusive content or that advocate engaging in illegal activities. If the Secretary, in his or her judgment, deems a communication inappropriate under the foregoing criteria, it will be returned to the person who submitted it together with a brief explanation of the reason why it has been deemed inappropriate for delivery.

Costs of Soliciting Proxies

The Company will bear the cost of this solicitation, including the preparation, printing and mailing of the proxy statement, proxy card and any additional soliciting materials sent by the Company to shareholders. The Company's directors, officers and employees may solicit proxies personally or by telephone without additional compensation. The Company has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and to provide related advice and informational support for a fee of $10,000 plus an allowance for the reimbursement of customary disbursements. The Company will also reimburse brokerage firms and other persons representing beneficial owners of shares for reasonable expenses incurred in forwarding proxy soliciting materials to the beneficial owners.

Availability of Report on Form 10-K

A copy of the Company's report on Form 10-K for the fiscal year ended June 30, 2013 (without exhibits), including financial statements, will be furnished without charge to any shareholder whose proxy is solicited hereby upon written request directed to: Director, Investor Relations, Cree, Inc., 4600 Silicon Drive, Durham, North Carolina 27703.

Shareholders Sharing the Same Last Name and Address

Only one Notice or annual report and proxy statement, as applicable, may be delivered to multiple shareholders sharing an address unless the Company has received contrary instructions from one or more of the shareholders. We will deliver promptly upon written or oral request a separate copy of the Notice or annual report and proxy statement, as applicable, to a shareholder at a shared address to which a single copy was delivered. Requests for additional copies should be directed to the Corporate Secretary by e-mail addressed to Corporate_Secretary@Cree.com, by mail addressed to the attention of the Corporate Secretary at Cree, Inc., 4600 Silicon Drive, Durham, North Carolina 27703 or by telephone at (919) 407-5300. Shareholders sharing an address and currently receiving a single copy may contact the Corporate Secretary as described above to request that multiple copies be delivered in future years. Shareholders sharing an address and currently receiving multiple copies may request delivery of a single copy in future years by contacting the Corporate Secretary as described above.

Principal Executive Offices and Annual Meeting Location

The Company's principal executive offices are located at 4600 Silicon Drive, Durham, North Carolina 27703, and the main telephone number at that location is (919) 407-5300. The 2013 Annual Meeting of Shareholders will be held at our offices at 4425 Silicon Drive, Durham, North Carolina 27703, on Tuesday, October 29, 2013, at 10:00 a.m. local time. Requests for directions to the meeting location may be directed to: Director, Investor Relations, Cree, Inc., 4600 Silicon Drive, Durham, North Carolina 27703.

Dated: September 10, 2013

APPENDIX A

RADFORD GLOBAL TECHNOLOGY SURVEY PARTICIPANTS
($500M-$2B REVENUE)

1 ACXIOM
2 ADTRAN
3 AKAMAI TECHNOLOGIES
4 ALTERA
5 AMERICAN MEDICAL SYSTEMS
6 AMERICAN TOWER
7 ARRIS GROUP
8 ATMEL
9 AUTODESK
10 AVID TECHNOLOGY
11 BROOKS AUTOMATION
12 CADENCE DESIGN SYSTEMS
13 CERNER
14 CIENA
15 CITRIX SYSTEMS
16 CROWN CASTLE
17 CSG SYSTEMS
18 CUBIC CORPORATION
19 CYMER
20 CYPRESS SEMICONDUCTOR
21 EARTHLINK
22 EDWARDS LIFESCIENCES
23 ELECTRONICS FOR IMAGING
24 EMDEON
25 ENTEGRIS
26 EQUINIX
27 F5 NETWORKS
28 FAIRCHILD SEMICONDUCTOR
29 FEI COMPANY
30 FINISAR
31 GT ADVANCED TECHNOLOGIES
32 HAEMONETICS
33 HOLOGIC
34 HUGHES NETWORK SYSTEMS
35 INFORMATICA
36 INTEGRATED DEVICE TECHNOLOGY
37 INTERMEC
38 INTERNATIONAL GAME TECH
39 INTERNATIONAL RECTIFIER
40 INTERSIL
41 INTUITIVE SURGICAL
42 JACK HENRY AND ASSOCIATES
43 JDA SOFTWARE
44 JDS UNIPHASE
45 LINEAR TECHNOLOGY
46 MENTOR GRAPHICS
47 MICROCHIP TECHNOLOGY
48 MICROSEMI
49 MITEL NETWORKS
50 NETGEAR
51 NOVELLUS SYSTEMS
52 NUANCE COMMUNICATIONS
53 OMNIVISION TECHNOLOGIES
54 OPEN TEXT
55 ORBITAL SCIENCES
56 ORBITZ WORLDWIDE
57 PAETEC
58 PERKIN ELMER
59 PLANTRONICS
60 PMC-SIERRA
61 POLYCOM
62 POWER-ONE
63 POWERWAVE TECHNOLOGIES
64 PROGRESS SOFTWARE
65 PTC - PARAMETRIC TECHNOLOGY
66 QLOGIC
67 QUANTUM
68 QUEST SOFTWARE
69 RACKSPACE HOSTING
70 RED HAT
71 RESMED
72 RF MICRO DEVICES
73 RIVERBED TECHNOLOGY
74 ROVI
75 SALESFORCE.COM
76 SKYWORKS SOLUTIONS
77 SPANSION
78 SUPER MICRO COMPUTER
79 SYNAPTICS
80 SYNOPSYS
81 TELLABS
82 TERADATA
83 TERADYNE
84 THQ
85 TIBCO SOFTWARE
86 TRANSACTION NETWORK SERVICES
87 TRIDENT MICROSYSTEMS
88 TRIQUINT SEMICONDUCTOR
89 TSYS
90 TW TELECOM
91 UNITED ONLINE
92 VARIAN SEMICONDUCTOR EQUIPMENT
93 VEECO INSTRUMENTS
94 VERIFONE
95 VERIGY
96 VERISIGN
97 VIASAT
98 VONAGE
99 ZEBRA TECHNOLOGIES

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CREE

The Biggest Thing Since the Light Bulb.™

CREE

2013 ANNUAL REPORT

2013 LETTER TO SHAREHOLDERS

Dear Shareholders,

Fiscal 2013 was a very successful year. Revenue increased 19% to a record $1.4 billion, and non-GAAP net income increased 42% to $155 million, or $1.32 per diluted share. The growth in revenue was driven by the success of our new products in all three business segments. The growth in non-GAAP net income was driven by higher revenue, a 27% increase in non-GAAP gross profit, and a 53% increase in non-GAAP operating income, due to improved operating leverage across the business. Cash and investments increased to more than $1 billion, due to increased profitability and solid execution. As a leader in LED lighting, we remain in a great position to take advantage of the global shift to LED lighting through both our lighting and LED products.

We made excellent progress on all four of our key objectives for fiscal 2013:

- We continued to lead the market and accelerate the adoption of LED lighting. With products like the Cree LED Bulb and the UR Series linear upgrade kit, we increased sales of our lighting products by 48% in fiscal 2013 to almost $500 million. In just 5 years, we created one of the largest LED lighting businesses in the U.S.
- We grew our LED component product line to $800 million by leveraging our innovative SC³ Technology™ into a range of new products that represented more than 50% of our LED sales in Q4.
- We utilized our technology lead in Power and RF to open a new generation of applications for these products, and as a result we grew sales 22% to $89 million for the year.
- We remained focused on using new product innovation to drive our growth by taking share from traditional technologies across all of our businesses, which resulted in strong revenue and profit growth.

While our goal is to make energy-wasting traditional lighting technologies obsolete through the use of energy-efficient LED lighting – we are much more than just a lighting company. Technology is at our core, but we go well beyond the technology. We are a company that turns vision, ideas, and expertise into products that fundamentally change the lighting experience. At Cree, we are focused on the applications that require significant innovation in order to shift to LED. This plays to the strengths of our vertically-integrated model, which enables us to innovate at multiple levels and provides us the opportunity and flexibility to try new approaches. The result is a stream of innovative, market-leading products that have continued to fundamentally change what can be achieved with LED technology.

In March we launched the Cree LED Bulb, an example of a transformational product resulting from our unique vision, market perspective, and technical capabilities. The new Cree LED bulbs are what everyone has been waiting for – an LED bulb that looks like a traditional light bulb, lights like a traditional light bulb, at a price that gives people a reason to switch to LED. The solution seems simple in retrospect – but the simplicity required a truly sophisticated design and was only possible through relentless and breakthrough innovation. The Cree LED Bulb has once again demonstrated that truly innovative products at great prices can change customer behavior and move markets faster than many people believe is possible.

The Cree LED Bulb is more than just an example of successful innovation; it is also a symbol. A light bulb over someone's head has long been used to indicate a "bright idea." The light bulb is also a symbol for the entire lighting industry and it is how most people relate to lighting. The Cree LED Bulb, which is now merchandised on thousands of store shelves, advertised on millions of screens, and purchased every day by consumers, is our brand ambassador. It has become a powerful vehicle to communicate the Cree brand, and a symbol for the core brand values of leadership and innovation that pays for itself. The Cree LED Bulb has become iconic and is the new symbol of a "bright idea."

As we look to the year ahead, we are focused on four key areas to grow our business:

- Lead with innovation across our product lines and drive to cost parity with conventional technologies.
- Build the Cree brand in both the commercial and consumer lighting segments.
- Focus on select market segments where we can upgrade existing lighting and drive LED lighting adoption.
- Leverage our new product momentum to continue to grow revenue and profit.

The combination of our earnings momentum and strong balance sheet gives us the ability to invest in growing our business and the flexibility to create new opportunities. Innovation distinguishes the leaders from the followers. Our new products have opened new applications, improved payback, and fueled growth in LED lighting. We remain focused on driving mass adoption and our long-term customer goal of 100% upgrade to LED lighting.

There's a quote from Thomas Edison that we aspire to live by every day, and it describes how we approach innovation at Cree:

"There's a better way to do it. Find it."

On behalf of the board of directors, our management, and our employees, we thank you for your continued support.


CREE

Chuck Swoboda
Chairman and CEO

FORM 10-K


CREE


CREE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-21154

CREE, INC.
(Exact name of registrant as specified in its charter)

North Carolina	**56-1572719**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
4600 Silicon Drive Durham, North Carolina	**27703**
(Address of principal executive offices)	**(Zip Code)**

(919) 407-5300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.00125 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of December 28, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $3,803,847,172 (based on the closing sale price of $33.20 per share).

The number of shares of the registrant's Common Stock, $0.00125 par value per share, outstanding as of August 22, 2013 was 120,105,701.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held October 29, 2013 are incorporated by reference into Part III.

CREE, INC.
FORM 10-K
For the Fiscal Year Ended June 30, 2013

INDEX

Forward-Looking Information

Information set forth in this Annual Report on Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). All information contained in this report relative to future markets for our products and trends in and anticipated levels of revenue, gross margins and expenses, as well as other statements containing words such as "believe," "project," "may," "will," "anticipate," "target," "plan," "estimate," "expect" and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business, economic and other risks and uncertainties, both known and unknown, and actual results may differ materially from those contained in the forward-looking statements. Any forward-looking statements we make are as of the date made, and except as required under the U.S. federal securities laws and the rules and regulations of the Securities and Exchange Commission (SEC), we disclaim any obligation to update them if our views later change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Annual Report. Examples of risks and uncertainties that could cause actual results to differ materially from historical performance and any forward-looking statements include, but are not limited to, those described in "Risk Factors" in Item 1A of this Annual Report.

PART I

Item 1. Business

Overview

Cree, Inc. (Cree, we, our, or us) is a leading innovator of lighting-class light emitting diode (LED) products, lighting products and semiconductor products for power and radio-frequency (RF) applications. Our products are targeted for applications such as indoor and outdoor lighting, video displays, transportation, electronic signs and signals, power supplies, inverters and wireless systems.

We develop and manufacture semiconductor materials and devices primarily based on silicon carbide (SiC), gallium nitride (GaN) and related compounds. In many cases, the properties of SiC and GaN offer technical advantages over traditional silicon, gallium arsenide (GaAs) and other materials used for electronic applications.

Our LED products consist of LED components, LED chips and SiC materials. As LED technology improves, we believe the potential market for LED lighting will continue to expand. Our success in selling LED products depends upon our ability to offer innovative products at competitive prices and our ability to enable our customers to develop and market LED based products that successfully compete and drive LED adoption against traditional lighting products.

Our lighting products consist of both LED and traditional lighting systems. We design, manufacture and sell lighting fixtures and lamps for the commercial, industrial and consumer markets.

In addition, we develop, manufacture and sell power and RF devices. Our power products are made from SiC and provide increased efficiency, faster switching speeds and reduced system size and weight over comparable silicon-based power devices. Our RF devices are made from GaN and provide improved efficiency, bandwidth and frequency of operation as compared to silicon or gallium arsenide.

The majority of our products are manufactured at our production facilities located in North Carolina, Wisconsin and China. We also use contract manufacturers for certain aspects of product fabrication, assembly and packaging. We operate research and development facilities in North Carolina, California, Wisconsin, India and China.

Cree, Inc. is a North Carolina corporation established in 1987 and is headquartered in Durham, North Carolina. For further information about our consolidated revenues and earnings, please see our consolidated financial statements included in Item 8 of this Annual Report.

Reportable Segments

As of June 30, 2013, we have three reportable segments:

- LED Products
- Lighting Products
- Power and RF Products

Reportable segments are components of an entity that have separate financial data that the entity's Chief Operating Decision Maker (CODM) regularly reviews when allocating resources and assessing performance. Our CODM is the Chief Executive Officer.

For financial results by reportable segment, please refer to Note 13, "Reportable Segments" in our consolidated financial statements included in Item 8 of this Annual Report.

Products by Reportable Segment

LED Products Segment

LED Products revenue was $801.5 million, $756.9 million and $808.2 million representing 58%, 65% and 82% of revenue for the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively. LED Products gross profit was $344.6 million, $290.6 million and $375.4 million and gross margin was 43%, 38%, and 46% for fiscal years 2013, 2012, and 2011, respectively.

Our LED Products segment includes LED chips, LED components and SiC materials.

LED Chips

Our LED chip products include blue and green LED chips based on GaN and related materials. LED chips or die are solid state electronic components used in a number of applications and are currently available in a variety of brightness levels, wavelengths (colors) and sizes. We use our LED chips in the manufacturing of our LED components. Some of our customers use our blue and green LED chips in a variety of applications including video screens, gaming displays, function indicator lights and automotive backlights, headlamps, and directional indicators. Other customers combine our blue LED chips with phosphors to create white LEDs, which are used in various applications for indoor and outdoor illumination and backlighting, full-color display screens, liquid crystal display (LCD) backlighting, white keypads and the camera flash function.

LED Components

Our LED components include a range of packaged LED products, from our XLamp® LED components and LED modules for lighting applications to our high brightness LED components.

Our XLamp LED components and LED modules are lighting class packaged LED products designed to meet a broad range of market needs for lighting applications including general illumination (both indoor and outdoor applications), portable, architectural, signal and transportation lighting. We also use our XLamp LED components in our own lighting products.

Our high brightness LED components consist of surface mount (SMD) and through-hole packaged LED products. Our SMD LED component products are available in a full range of colors designed to meet a broad range of market needs, including video, signage, general illumination, transportation, gaming and specialty lighting. Our through-hole packaged LED component products are available in a full range of colors primarily designed for the signage market and provide users with color and brightness consistency across a wide viewing area.

SiC Materials

Our SiC materials are targeted for customers who use them to manufacture products for RF, power switching, gemstone and other applications. Corporate, government and university customers also buy SiC materials for research and development directed at RF and high power devices. We sell our SiC materials products in bulk form, as a bare wafer and with SiC or GaN epitaxial films.

Lighting Products Segment

Lighting Products revenue was $495.1 million, $334.7 million, and $81.8 million, representing 36%, 29%, and 8% of our revenues for the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively. Lighting Products gross profit was $148.9 million, $103.4 million and $23.7 million and gross margin was 30%, 31%, and 29% for fiscal years 2013, 2012, and 2011, respectively.

Our Lighting Products segment consists of both LED and traditional lighting systems. Our portfolio of lighting products is designed for use in settings such as office and retail space, restaurants and hospitality, schools and universities, manufacturing, healthcare, airports, municipal, residential, street lighting and parking structures, among other applications.

During fiscal 2012, we expanded into outdoor lighting through our acquisition of Ruud Lighting, Inc. (Ruud Lighting), a leader in outdoor LED lighting. Ruud Lighting added an extensive array of outdoor LED lighting products to our existing portfolio, including the BetaLED® and LEDway® brands. As part of this acquisition, we also obtained traditional lighting brands, including Ruud Lighting® Direct, E-conolight®, Kramer Lighting®, Beta/Kramer® and Beta Lighting™. Post acquisition, we have introduced LED lighting products to be sold through the E-conolight brand channel.

Power and RF Products Segment

Power and RF Products revenue was $89.4 million, $73.0 million, and $97.6 million, representing 6%, 6%, and 10% of our revenues for the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively. Power and RF Products gross profit was $48.1 million, $32.1 million and $49.8 million and gross margin was 54%, 44%, and 51% for fiscal years 2013, 2012, and 2011, respectively.

Our Power and RF Products segment includes power devices and RF devices.

Power Devices

Our SiC-based power products include Schottky diodes, SiC metal semiconductor field-effect transistors (MOSFETs), and SiC power modules at various voltages. Our customers purchase our power products for use in power supplies used in computer servers, solar inverters, uninterruptible power supplies, industrial power supplies and other applications. We are working to develop additional and improved SiC-based power device solutions to expand the potential uses and applications for our products.

RF Devices

Our RF products include a variety of GaN high electron mobility transistors (HEMTs) and monolithic microwave integrated circuits (MMICs), which are optimized for military, telecom and other commercial applications. We also provide foundry services for GaN HEMTs and MMICs. Our foundry service allows a customer to design its own custom RF circuits to be fabricated in our foundry, or have us design and fabricate custom products that meet their specific requirements.

Financial Information about Geographic Areas of Customers and Assets

We derive a significant portion of our revenue from product sales to international customers. For information concerning geographical areas of our customers and geographic information concerning our long-lived assets, please see Note 13, "Reportable Segments," in our consolidated financial statements included in Item 8 of this Annual Report. International operations expose us to risks that are different from operating in the United States, including foreign currency translation and transaction risk, risk of changes in tax laws, application of import/export laws and regulations and other risks described further in Item 1A "Risk Factors" of this Annual Report.

Research and Development

We invest significant resources in research and development. Our research and development activity includes efforts to:

- increase the quality, performance and diameter of our substrate and epitaxial materials;
- continually improve our manufacturing processes;
- develop brighter, more efficient, and lower cost LED chip and component products;
- create new, and improve existing, LED components and LED lighting products; and
- develop higher power diodes/switches and higher power/higher linearity RF devices.

When our customers participate in funding our research and development programs, we recognize the amount funded as a reduction of research and development expenses to the extent that our customers' funding does not exceed our respective research and development costs. Research and development expenses were $155.9 million, $143.4 million and $115.0 million for the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively. For further information about these programs, see Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," in our consolidated financial statements included in Item 8 of this Annual Report. For further information about our research and development, see "Research and Development" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Sales and Marketing

We continue to make significant investments to expand our global sales, marketing, technical applications support, and distribution capabilities to sell our lighting products and further enable new and existing customers to implement LED and power technology into their products. We also continue to make investments to promote and build market awareness of the Cree brand. Our growing sales, marketing and technical applications teams include personnel throughout North America, Asia, and Europe.

Cree Thermal, Electrical, Mechanical, Photometric, and Optical (TEMPO) Services provide a comprehensive suite of performance tests to assist our customers in developing high quality LED lighting products. We currently provide TEMPO Services out of our Cree Technology Centers located in North Carolina, California, and Shenzhen and Shanghai, China.

Customers

We have historically had a few key customers who represented more than 10% of our consolidated revenues. In fiscal 2013, revenues from Arrow Electronics, Inc. (Arrow), a distribution customer, accounted for 16% of our total consolidated revenues. In fiscal 2012 and 2011, revenues from Arrow and World Peace Industrial Co., Ltd. (World Peace), also a distribution customer, exceeded 10% of our total consolidated revenue. In fiscal 2012, revenues from Arrow and World Peace represented 18% and 10% of our total consolidated revenues, respectively. In fiscal 2011, sales to Arrow and World Peace represented 20% and 10% of our total consolidated revenues, respectively. Arrow is a customer of our LED Products and Power and RF Products segments. World Peace is a customer of our LED Products segment. For further discussion regarding customer concentration, please see Note 14, "Concentrations of Risk," in our consolidated financial statements included in Item 8 of this Annual Report. The loss of any large customer could have a material adverse effect on our business and results of operations.

Distribution

A substantial portion of our products are sold to distributors. Distributors stock inventory and sell our products to their own customer base, which may include: value added resellers, manufacturers who incorporate our products into their own manufactured goods, or ultimate end users of our products. We also utilize third-party sales representatives who generally do not maintain a product inventory; instead, their customers place orders directly with us or through distributors.

Seasonality

Our LED Products segment historically has experienced, and in the future may experience, seasonally lower sales during our fiscal third quarter due to the Chinese New Year holiday. Our Lighting Products segment historically has experienced, and in the future may experience, seasonally lower sales due to winter weather, impacting our fiscal second and third quarters. Our Power and RF Products segment is not generally subject to seasonality.

Our sales also vary based on other factors such as customer demand and government regulation.

If anticipated sales or shipments do not occur when expected, our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

Backlog

Our backlog at June 30, 2013, the last day of our 2013 fiscal year, was approximately $216.0 million, compared with a backlog of approximately $149.1 million at June 24, 2012, the last day of our 2012 fiscal year. Because of the generally short cycle time between order and shipment and occasional customer changes in delivery schedules or cancellation of orders (which at times may be made without significant penalty), we do not believe that our backlog, as of any particular date, is necessarily indicative of actual net sales for any future period. Additionally, our June 30, 2013 backlog figure contained $39.0 million of research contracts signed with the U.S. Government, for which approximately $30.5 million had not been appropriated as of the last day of fiscal 2013. Our June 24, 2012 backlog figure contained $37.4 million of research contracts signed with the U.S. Government, for which approximately $27.6 million was not appropriated as of the last day of fiscal 2012. Our backlog could be adversely affected if the U.S. Government exercises its rights to terminate our government contracts or does not appropriate and allocate all of the funding contemplated by the contracts.

Sources of Raw Materials

We depend on a number of suppliers for certain raw materials, components and equipment used in our products, including certain key materials and equipment used in our crystal growth, wafering, polishing, epitaxial deposition, device fabrication, component and lighting assembly processes. We generally purchase these limited source items pursuant to purchase orders and have limited guaranteed supply arrangements with our suppliers. Our suppliers, located around the world, can be subject to many constraints limiting supply that are beyond our control. We believe our current supply of essential materials is sufficient to meet our needs. However, shortages have occurred from time to time and could occur again.

Competition by Reportable Segment

Our success depends on our ability to keep pace with the evolving technology standards of the industries we serve. These industries are characterized by rapid technological change, frequent introduction of new products, short product life cycles, changes in end user and customer requirements, and a competitive pricing environment. The evolving nature of these industries may render our existing or future products obsolete, noncompetitive or unmarketable. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

LED Products Segment

Our LED Products segment's primary competitors are Nichia Corporation (Nichia), OSRAM Opto Semiconductors GmbH (OSRAM), Koninklijke Philips Electronics N.V. (Philips), and Samsung LED Company (Samsung).

LED Chips

The primary competition for our LED chip products comes from companies that manufacture and/or sell nitride-based LED chips. We consider Nichia to be a competitor because it sells LED chips to a select number of LED packaging companies and it sells packaged LEDs that most often compete directly with packaged LEDs made and sold by our chip customers. We believe, based on industry information, that Nichia currently has the largest market share for nitride-based LEDs.

There are many other LED chip producers who sell blue, green and white LED chip products, including OSRAM, Toyoda Gosei Co., Ltd., and Epistar Corporation. These competitors make products for a variety of applications in a range of performance levels that compete directly with our LED chip products.

Overall, we believe that performance, price and strength of intellectual property are the most significant factors to compete successfully in the nitride LED market. We believe our products are well positioned to meet the market performance requirements; however, there is significant pricing pressure from a number of competitors, including new companies based in China. We continually strive to improve our competitive position by developing brighter and higher performing LED chips while focusing on lowering costs.

LED Components

The market for lighting class LED components is concentrated primarily in indoor and outdoor commercial lighting; specialty lighting, including torch lamps (flashlights); color changing architectural lighting; signs and signals; and transportation. Nichia, OSRAM, Philips, and Samsung are the main competitors in these markets. These companies sell LED components that compete indirectly with our target customers for LED chips and compete directly with our XLamp LED components and LED modules. There are a large number of other companies, primarily based in Asia, that offer products designed to compete both directly and indirectly with our LED components in lighting and other applications. We are positioning our XLamp LED components and LED modules to compete in this market based on performance, price and usability.

Our high brightness LED components compete with a larger number of companies around the world in a variety of applications including signage, video, transportation, gaming and specialty lighting. We are positioning our high brightness LED components to compete in this market based on performance, price, availability and usability.

SiC Materials

We have continued to maintain our well-established leadership position in the sale of SiC bulk material, SiC wafer and SiC and GaN epitaxy products. We are seeing increased competition in this market.

Lighting Products Segment

Our Lighting Products segment currently faces competition from traditional lighting fixture companies, lamp manufacturers and from non-traditional companies focused on LED lighting systems including fixtures and lamps. Lighting companies such as Acuity Brands, Inc., the Cooper Lighting division of Eaton Corporation plc, General Electric Company, Hubbell Incorporated, Philips, and OSRAM are the main competitors in this market. Increasingly, however, other companies (i.e., start-ups) are beginning to emerge in the LED lighting markets in which we compete.

Our LED lighting products compete against traditional lighting products using incandescent, fluorescent, halogen, ceramic metal halide or other lighting technology. Our LED lighting products compete against traditional lighting products based upon superior energy savings, extended life, improved lighting quality and lower total cost of ownership. Also, our LED lighting products have a reduced impact on the environment as compared to fluorescent and compact fluorescent technologies that contain mercury.

We also compete with LED-based products from traditional and non-traditional lamp and fixture companies, some of which are customers for our LED chips and LED components. Our products compete on the basis of color quality and consistency, superior light output, reduced energy consumption, brand and lower total cost of ownership.

Power and RF Products Segment

Power Devices

Our SiC-based power devices compete with similar devices offered by Infineon Technologies AG, STMicroelectronics, Inc. and Rohm Co., Ltd. There are also a number of other companies developing SiC-based power devices. In addition, our products compete with existing silicon-based power devices offered by a variety of manufacturers.

RF Devices

Currently, Sumitomo Electric Device Innovations, Inc. is the main company offering products that compete directly with our GaN HEMT products, although several other companies such as RF Micro Devices, Inc. and Triquint Semiconductor, Inc. have products that compete with us as well. Our products also face competition from existing silicon and GaAs-based products.

Patents and Other Intellectual Property Rights

We believe it is important to protect our investment in technology by obtaining and enforcing intellectual property rights, including rights under patent, trademark, trade secret and copyright laws. We seek to protect inventions we consider significant by applying for patents in the United States and other countries when appropriate. We have also acquired, through license grants and assignments, rights to patents on inventions originally developed by others. As of June 30, 2013, we owned or were the exclusive licensee of 1,110 issued U.S. patents and approximately 1,980 foreign patents with various expiration dates extending up to 2038. We do not consider our business to be materially dependent upon any one patent, and we believe our business will not be materially adversely affected by the expiration of any one patent. For proprietary technology that is not patented, we generally seek to protect the technology and related know-how and information as trade secrets by keeping confidential the information that we believe provides us with a competitive advantage. We attempt to create strong brands for our products and promote our products through trademarks that distinguish them in the market. We may license our customers to use our trademarks in connection with the sale of our products, and we monitor for the proper and authorized use of our marks.

Licensing activities and lawsuits to enforce intellectual property rights, particularly patent rights, are a common feature of the semiconductor, LED and lighting industries, and we attempt to ensure respect for our intellectual property rights through appropriate actions. The breadth of our intellectual property rights and the extent to which they can be successfully enforced vary across jurisdictions. We both make and receive inquiries regarding possible patent infringements and possible violations of other intellectual property rights in the normal course of business. Depending on the circumstances, we may seek to negotiate a license or other acceptable resolution. If we are unable to achieve a resolution by agreement, we may seek to enforce our rights or defend our position through litigation. Patent litigation in particular is expensive and the outcome is often uncertain. We believe that the strength of our portfolio of patent rights is important in helping us resolve or avoid such disputes with other companies in our industry.

Environmental Regulation

We are subject to a variety of federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These include statutory and regulatory provisions under which we are responsible for the management of hazardous materials we use and the disposition of hazardous wastes resulting from our manufacturing processes. Failure to comply with such provisions could result in fines and other liabilities to the government or third parties, injunctions requiring us to suspend or curtail operations or other remedies, and could have a material adverse effect on our business.

Working Capital

For a discussion of our working capital practices, see "Liquidity and Capital Resources" in Item 7 of this Annual Report.

Employees

As of June 30, 2013, we employed 6,120 regular full and part-time employees. We also employ individuals on a temporary full-time basis and use the services of contractors as necessary. Certain of our employees in various countries outside of the United States are subject to laws providing representation rights. We consider relations with our employees to be good.

Available Information

Our website address is www.cree.com. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, including Interactive Data Files, and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. These reports may be accessed from our website by following the links under "Investors," then "SEC Filings." The information found on our website is not part of this or any other report we file with or furnish to the SEC. We assume no obligation to update or revise any forward-looking statements in this Annual Report or in other reports filed with the SEC, whether as a result of new information, future events or otherwise, unless we are required to do so by law. A copy of this Annual Report and our other reports is available without charge upon written request to Investor Relations, Cree, Inc., 4600 Silicon Drive, Durham, North Carolina 27703.

Item 1A. Risk Factors

Described below are various risks and uncertainties that may affect our business. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

Our operating results are substantially dependent on the development and acceptance of new products.

Our future success may depend on our ability to develop new, higher performing and lower cost solutions for existing and new markets and for customers to accept those solutions. We must introduce new products in a timely and cost-effective manner, and we must secure production orders for those products from our customers. The development of new products is a highly complex process, and we have in some instances experienced delays in completing the development and introduction of new products. Our research and development efforts are aimed at solving increasingly complex problems, and we do not expect that all of our projects will be successful. The successful development, introduction and acceptance of new products depends on a number of factors, including the following:

- achievement of technology breakthroughs required to make commercially viable devices;
- the accuracy of our predictions for market requirements beyond near term visibility;
- our ability to predict, influence, and/or react to evolving standards;
- acceptance of our new product designs;
- acceptance of new technology in certain markets;
- the availability of qualified research and development personnel;
- our timely completion of product designs and development;
- our ability to develop repeatable processes to manufacture new products in sufficient quantities, with the desired specifications and at competitive costs;
- our ability to effectively transfer products and technology developed in one location to manufacturing facilities in other locations;
- our customers' ability to develop competitive products incorporating our products; and
- acceptance of our customers' products by the market.

If any of these or other similar factors becomes problematic, we may not be able to develop and introduce these new products in a timely or cost-effective manner.

If we are unable to effectively develop, manage and expand our sales and distribution channels for our products, our operating results may suffer.

We have expanded into business channels that are different from those in which we have historically operated as we grow our business and sell more LED and lighting products. For example, in the third quarter of fiscal 2012, we consolidated the Cree and BetaLED lighting product lines sales agents for each major market in North America which resulted in a disruption in the project pipeline and lower than targeted sales for our indoor lighting products. Lighting sales agents have in the past and may in the future choose to drop our product lines from their portfolio to avoid losing access to our competitors' lighting products. If we are unable to effectively penetrate these channels or develop alternate channels to ensure our products are reaching the appropriate customer base, our financial results may be adversely impacted. In addition, if we successfully penetrate or develop these channels, we cannot guarantee that customers will accept our products or that we will be able to manufacture and deliver them in the timeline established by our customers.

We sell a substantial portion of our products to distributors. We rely on distributors to develop and expand their customer base as well as anticipate demand from their customers. If they are not successful, our growth and profitability may be adversely impacted. Distributors must balance the need to have enough products in stock in order to meet their customers' needs against their internal target inventory levels and the risk of potential inventory obsolescence. The risks of inventory obsolescence are especially true with technological products. The distributors' internal target inventory levels vary depending on market cycles and a number of factors within each distributor over which we have very little, if any, control.

We typically recognize revenue on products sold to distributors when the item is shipped and title passes to the distributor (sell-in method). Certain distributors have limited rights to return inventory under stock rotation programs and have limited price protection rights for which we make estimates. We evaluate inventory levels in the distribution channel, current economic trends and other related factors in order to account for these factors in our judgments and estimates. As inventory levels and product return trends change, we may have to revise our estimates and incur additional costs, and our gross margins and operating results could be adversely impacted.

We face significant challenges managing our growth as the market adopts LEDs for general lighting.

Our potential for growth depends significantly on the adoption of LEDs within the general lighting market and our ability to affect this rate of adoption. Although LED lighting has grown rapidly in recent years, adoption of LEDs for general lighting is relatively new, still limited and faces significant challenges before widespread adoption. In order to manage our growth and business strategy effectively in light of uncertainty related to the pace of adoption, we must continue to:

- maintain, expand and purchase adequate manufacturing facilities and equipment to meet customer demand;
- maintain a sufficient supply of raw materials to support our growth;
- expand research and development, sales and marketing, technical support, distribution capabilities and administrative functions;
- manage organizational complexity and communication;
- expand the skills and capabilities of our current management team;
- add experienced senior level managers; and
- attract and retain qualified employees.

While we intend to focus on managing our costs and expenses, over the long term we expect to invest substantially to support our growth and may have additional unexpected costs. For example, in 2013, we expanded our facilities in Wisconsin and North Carolina. Such investments take time to become fully operational, and we may not be able to expand quickly enough to exploit targeted market opportunities. There are also inherent execution risks in starting up a new factory or expanding production capacity that could increase costs and reduce our operating results, including design and construction cost overruns, poor production process yields and reduced quality control during the start-up phase.

We are also increasingly dependent on information technology to enable us to improve the effectiveness of our operations and to maintain financial accuracy and efficiency. If we do not allocate and effectively manage the resources necessary to build, implement, upgrade, integrate and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions or loss of or damage to intellectual property through security breach.

In connection with our efforts to cost-effectively manage our growth, we have increasingly relied on contractors for production capacity, logistics support and certain administrative functions including hosting of certain information technology software applications. If these service providers do not perform effectively, we may not be able to achieve the expected cost savings and may incur additional costs to correct errors or fulfill customer demand. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies or the loss of or damage to intellectual property through security breach, or impact employee morale. Our operations may also be negatively impacted if any of these service providers do not have the financial capability to meet our growing needs.

The markets in which we operate are highly competitive and have evolving technical requirements.

The markets for our products are highly competitive. In the LED market, we compete with companies that manufacture or sell LED chips and LED components. In the lighting market, we compete with companies that manufacture and sell traditional and LED lighting products, many of which have larger and more established sales channels. Competitors continue to offer new products with aggressive pricing and improved performance. Competitive pricing pressures may change and could accelerate the rate of decline of our average sales prices.

With the growth potential for LEDs, we may face increased competition in the future. If the investment in new capacity exceeds the growth in demand, the LED market is likely to become more competitive with additional pricing pressures. Additionally, new technologies could emerge or improvements could be made in existing technologies that may also reduce the demand for LEDs in certain markets. There are also new technologies, such as organic LEDs (OLEDs), which could potentially have the same impact on LED demand for backlighting, which could impact the overall LED market.

As competition increases, in order to continue to grow our business, we need to continue to develop new products that meet or exceed the needs of our customers. Therefore, our ability to continually produce more efficient, higher brightness and lower cost LEDs and lighting products that meet the evolving needs of our customers will be critical to our success. Competitors may also try to align with some of our strategic customers. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations or financial condition.

We rely on a number of key sole source and limited source suppliers, and are subject to high price volatility on certain commodity inputs, variations in parts quality, and raw material consistency and availability.

We depend on a number of sole source and limited source suppliers for certain raw materials, including rare earth elements, components, services and equipment used in manufacturing our products, including key materials and equipment used in critical stages of our manufacturing processes. Although alternative sources generally exist for these items, qualification of many of these alternative sources could take up to six months or longer. Where possible, we attempt to identify and qualify alternative sources for our sole and limited source suppliers.

We generally purchase these sole or limited source items with purchase orders, and we have limited guaranteed supply arrangements with such suppliers. Some of our sources can have variations in attributes and availability which can affect our ability to produce products in sufficient volume or quality. We do not control the time and resources that these suppliers devote to our business, and we cannot be sure that these suppliers will perform their obligations to us. Additionally, general shortages in the marketplace of certain raw materials or key components may adversely impact our business. In the past, we have experienced decreases in our production yields when suppliers have varied from previously agreed upon specifications, which have also impacted our cost of sales.

Additionally, the inability of our suppliers to access capital efficiently could cause disruptions in their businesses, thereby negatively impacting ours. This risk may increase if an economic downturn negatively affects key suppliers or a significant number of our other suppliers. Any delay in product delivery or other interruption or variation in supply from these suppliers could prevent us from meeting commercial demand for our products. If we were to lose key suppliers, if our key suppliers were unable to support our demand for any reason, or if we were unable to identify and qualify alternative suppliers, our manufacturing operations could be interrupted or hampered significantly.

We rely on arrangements with independent shipping companies for the delivery of our products from vendors and to customers in both the United States and abroad. The failure or inability of these shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have a material adverse effect on our business. We may also be adversely affected by an increase in freight surcharges due to rising fuel costs and added security.

In our fabrication process we consume a number of precious metals and other commodities, which are subject to high price volatility. Our operating margins could be significantly affected if we are not able to pass along price increases to our customers. In addition, production could be disrupted by the unavailability of the resources used in production such as water, silicon, electricity and gases. Future environmental regulations could restrict supply or increase the cost of certain of those materials.

We operate in an industry that is subject to significant fluctuation in supply and demand that affects our revenue and profitability.

The LED lighting industry is in the early stages of adoption and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and fluctuations in product supply and demand. The industry has experienced significant fluctuations, often in connection with, or in anticipation of, product cycles and changes in general economic conditions. As the markets for our products mature, additional fluctuations may result from variability and consolidations within the industry's customer base. These fluctuations have been characterized by lower product demand, production overcapacity, higher inventory levels and increased pricing pressure. We have experienced these conditions in our business in the past and may experience such conditions in the future, which could have a material negative impact on our business, results of operations or financial condition.

In addition, as we diversify our product offerings and as pricing differences in the average selling prices among our product lines widen, a change in the mix of sales among our product lines may increase volatility in our revenue and gross margin from period to period.

As a result of our continued expansion into new markets, we may compete with existing customers who may reduce their orders.

Through acquisitions and organic growth, we continue to expand into new markets and new market segments. Many of our existing customers who purchase our LED products develop and manufacture products using those chips and components that are offered into the same lighting markets. As a result, some of our current customers perceive us as a competitor in these market segments. In response, our customers may reduce or discontinue their orders for our LED products. This reduction in or discontinuation of orders could occur faster than our sales growth in these new markets, which could adversely affect our business, results of operations or financial condition.

We depend on a limited number of customers, including distributors, for a substantial portion of our revenues, and the loss of, or a significant reduction in purchases by, one or more of these customers could adversely affect our operating results.

We receive a significant amount of our revenues from a limited number of customers, including distributors, one of which represented greater than 10% of our consolidated revenues in fiscal 2013. Most of our customer orders are made on a purchase order basis, which does not generally require any long-term customer commitments. Therefore, these customers may alter their purchasing behavior with little or no notice to us for various reasons, including: developing, or, in the case of our distributors, their customers developing, their own product solutions; choosing to purchase product from our competitors; incorrectly forecasting end market demand for their products; or experiencing a reduction in their market share in the markets for which they purchase our products. If our customers alter their purchasing behavior, if our customers' purchasing behavior does not match our expectations, or if we encounter any problems collecting amounts due from them, our financial condition and results of operations could be negatively impacted.

Our results of operations, financial condition and business could be harmed if we are unable to balance customer demand and capacity.

As customer demand for our products changes, we must be able to ramp up or adjust our production capacity to meet demand. We are continually taking steps to address our manufacturing capacity needs for our products. If we are not able to increase our production capacity at our targeted rate, or if there are unforeseen costs associated with adjusting our capacity levels, we may not be able to achieve our financial targets.

Conversely, due to the proportionately high fixed cost nature of our business (such as facility expansion costs), if demand does not increase at the rate forecasted, we may not be able to scale our manufacturing expenses or overhead costs to correspond to the demand. This could result in lower margins and adversely impact our business and results of operations. Additionally, if product demand decreases or we fail to forecast demand accurately, we may be required to recognize impairments on our long-lived assets or recognize excess inventory write off charges. We have in the past and may in the future be required to recognize excess capacity charges, which would have a negative impact on our results of operations.

In addition, our efforts to improve quoted delivery lead-time performance may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and accordingly, on our business, results of operations or financial condition.

If we fail to evaluate and execute strategic opportunities successfully, our business may suffer.

From time to time, we evaluate strategic opportunities available to us for product, technology or business transactions, such as business acquisitions or divestitures. If we choose to enter into such transactions, we face certain risks, such as the failure of an acquired business to meet our performance expectations, diversion of management attention, identification of additional liabilities relating to the acquired business, loss of existing customers of our current and acquired businesses due to concerns that new product lines may be in competition with the customers' existing product lines, and difficulty integrating an acquired business's operations, personnel and financial and operating systems into our current business.

We may not be able to adequately address these risks or any other problems that arise from our recent or future acquisitions or divestitures. Any failure to successfully evaluate strategic opportunities and address risks or other problems that arise related to any such business transaction could adversely affect our business, results of operations or financial condition.

Our revenue is highly dependent on our customers' ability to produce, market and sell more integrated products.

Our revenue in our LED Products and Power and RF Products segments depends on getting our products designed into a larger number of our customers' products and in turn, our customers' ability to produce, market and sell their products. For example, we have current and prospective customers that create, or plan to create, lighting systems using our LED components. However, the traditional lighting industry is still developing technical expertise with LED-related designs, which may limit the success of our customers' products. Even if our customers are able to develop and produce LED lighting products and products that incorporate our Power and RF products, there can be no assurance that our customers will be successful in marketing and selling these products in the marketplace.

The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance, use or other aspects of lighting could impact the demand for our products.

The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance or other aspects of LED lighting may impact the demand for our products. Demand for our products may also be impacted by changes in government and/or industry policies, standards or regulations that discourage the use of certain traditional lighting technologies. These constraints may be eliminated or delayed by legislative action, which could have a negative impact on demand for our products.

If governments, their agencies or utilities reduce their demand for our products or discontinue or curtail their funding, our business may suffer.

Changes in governmental budget priorities could adversely affect our business and results of operations. U.S. and foreign government agencies have purchased products directly from us and products from our customers, and U.S. government agencies have historically funded a portion of our research and development activities. When the government changes budget priorities, such as in times of war or financial crisis, our research and development funding and our product sales to government entities are at risk. For example, demand and payment for our products and our customers' products may be affected by public sector budgetary cycles, funding authorizations, or utility rebates. Funding reductions or delays could negatively impact demand for our products. If government or utility funding is discontinued or significantly reduced, our business and results of operations could be adversely affected.

Variations in our production yields could impact our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

All of our products are manufactured using technologies that are highly complex. The number of usable items, or yield, from our production processes may fluctuate as a result of many factors, including but not limited to the following:

- variability in our process repeatability and control;
- contamination of the manufacturing environment;
- equipment failure, power outages, information or other system failures or variations in the manufacturing process;
- lack of consistency and adequate quality and quantity of piece parts and other raw materials, and other bill of materials items;
- inventory shrinkage or human errors;

- defects in production processes (including system assembly) either within our facilities or at our suppliers; and
- any transitions or changes in our production process, planned or unplanned.

In the past, we have experienced difficulties in achieving acceptable yields on certain products, which has adversely affected our operating results. We may experience similar problems in the future, and we cannot predict when they may occur or their severity.

In addition, our ability to convert volume manufacturing to larger diameter substrates can be an important factor in providing a more cost effective manufacturing process. If we are unable to make this transition in a timely or cost effective manner, our results could be negatively impacted.

In some instances, we may offer products for future delivery at prices based on planned yield improvements or increased cost efficiencies from other production advances. Failure to achieve these planned improvements or advances could have a significant impact on our margins and operating results.

Catastrophic events may disrupt our business.

A disruption or failure of our systems or operations in the event of a natural disaster, health pandemic, such as an influenza outbreak within our workforce, or man-made catastrophic event could cause delays in completing sales, continuing production or performing other critical functions of our business, particularly if a catastrophic event occurred at our primary manufacturing locations in the U.S. and China. This could severely affect our ability to conduct normal business operations and, as a result, our operating results could be adversely affected. There may also be secondary impacts that are unforeseeable as well, such as impacts to our customers, which could cause delays in new orders, delays in completing sales or even order cancellations.

If our products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

The manufacture of our products involves highly complex processes. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products. In some cases, our products may contain undetected defects or flaws that only become evident after shipment. Even if our products meet standard specifications, our customers may attempt to use our products in applications they were not designed for or in products that were not designed or manufactured properly, resulting in product failures and creating customer satisfaction issues.

We have experienced product quality, performance or reliability problems from time to time and defects or failures may occur in the future. If failures or defects occur, we may need to recall our products. These recalls could result in significant losses due to:

- costs associated with the removal, collection and destruction of the product recalled;
- payments made to replace recalled product;
- the write down or destruction of existing inventory subject to the recall;
- lost sales due to the unavailability of product for a period of time;
- delays, cancellations or rescheduling of orders for our products; or
- increased product returns.

A significant product recall could also result in adverse publicity, damage to our reputation, and a loss of customer or consumer confidence in our products. We also may be the target of product liability lawsuits or regulatory proceedings by the Consumer Product Safety Commission (CPSC), and could suffer losses from a significant product liability judgment or adverse CPSC finding against us if the use of our products at issue is determined to have caused injury or contained a substantial product hazard.

We provide warranty periods ranging from ninety days to ten years on our products. The standard warranty on nearly all of our new LED lighting products, which represent an increasing portion of our sales, is ten years. As a result, we may experience an increase in warranty claims. Increased warranty claims could result in significant losses due to a rise in warranty expense and costs associated with customer support.

Our operations in foreign countries expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

As a result of acquisitions and organic growth, we have operations, manufacturing facilities and contract manufacturing arrangements in foreign countries that expose us to certain risks. For example, fluctuations in exchange rates may affect our revenues, expenses and results of operations as well as the value of our assets and liabilities as reflected in our financial statements. We are also subject to other types of risks, including the following:

- protection of intellectual property and trade secrets;
- tariffs, customs and other barriers to importing/exporting materials and products in a cost effective and timely manner;
- timing and availability of export licenses;
- rising labor costs;
- disruptions in or inadequate infrastructure of the countries where we operate;
- difficulties in accounts receivable collections;
- difficulties in staffing and managing international operations;
- the burden of complying with foreign and international laws and treaties; and
- the burden of complying with and changes in international taxation policies.

In some instances, we have been provided and may continue to receive incentives from foreign governments to encourage our investment in certain countries, regions, or areas outside of the United States. In particular, we have received and may continue to receive such incentives in connection with our operations in Asia, as Asian national and local governments seek to encourage the development of the technology industry. Government incentives may include tax rebates, reduced tax rates, favorable lending policies and other measures, some or all of which may be available to us due to our foreign operations. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any reduction or elimination of incentives currently provided to our operations could adversely affect our business and results of operations. These same governments also may provide increased incentives to or require production processes that favor local companies, which could further negatively impact our business and results of operations.

Abrupt political change, terrorist activity and armed conflict pose a risk of general economic disruption in affected countries, which could also result in an adverse effect on our business and results of operations.

Litigation could adversely affect our operating results and financial condition.

We are often involved in litigation, primarily patent litigation, as described in more detail in Note 12, "Commitments and Contingencies" to our consolidated financial statements included in Item 8 of this Annual Report. Defending against existing and potential litigation will likely require significant attention and resources and, regardless of the outcome, result in significant legal expenses, which could adversely affect our results unless covered by insurance or recovered from third parties. If our defenses are ultimately unsuccessful, or if we are unable to achieve a favorable resolution, we could be liable for damage awards that could materially affect our results of operations and financial condition.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights. Any such litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. Moreover, there is no assurance that we will be successful in any such litigation.

Our business may be impaired by claims that we, or our customers, infringe the intellectual property rights of others.

Vigorous protection and pursuit of intellectual property rights characterize our industry. These traits have resulted in significant and often protracted and expensive litigation. Litigation to determine the validity of patents or claims by third parties of infringement of patents or other intellectual property rights could result in significant legal expense and divert the efforts of our technical personnel and management, even if the litigation results in a determination favorable to us. In the event of an adverse result in such litigation, we could be required to:

- pay substantial damages;
- indemnify our customers;
- stop the manufacture, use and sale of products found to be infringing;
- incur asset impairment charges;
- discontinue the use of processes found to be infringing;
- expend significant resources to develop non-infringing products or processes; or
- obtain a license to use third party technology.

There can be no assurance that third parties will not attempt to assert infringement claims against us, or our customers, with respect to our products. In addition, our customers may face infringement claims directed to the customer's products that incorporate our products, and an adverse result could impair the customer's demand for our products. We have also promised certain of our customers that we will indemnify them in the event they are sued by our competitors for infringement claims directed to the products we supply. Under these indemnification obligations, we may be responsible for future payments to resolve infringement claims against them.

From time to time, we receive correspondence asserting that our products or processes are or may be infringing patents or other intellectual property rights of others. If we believe the assertions may have merit or in other appropriate circumstances, we may take steps to seek to obtain a license or to avoid the infringement. We cannot predict, however, whether a license will be available; that we would find the terms of any license offered acceptable; or that we would be able to develop an alternative solution. Failure to obtain a necessary license or develop an alternative solution could cause us to incur substantial liabilities and costs and to suspend the manufacture of affected products.

There are limitations on our ability to protect our intellectual property.

Our intellectual property position is based in part on patents owned by us and patents licensed to us. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and certain foreign patent authorities.

Our existing patents are subject to expiration and re-examination and we cannot be sure that additional patents will be issued on any new applications around the covered technology or that our existing or future patents will not be successfully contested by third parties. Also, since issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents, or patents issued to others and licensed to us, will provide significant commercial protection, especially as new competitors enter the market.

We periodically discover products that are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. The actions we take to establish and protect trademarks, patents, and other intellectual property rights may not be adequate to prevent imitation of our products by others, and therefore, may adversely affect our sales and our brand and result in the shift of customer preference away from our products. Further, the actions we take to establish and protect trademarks, patents and other intellectual property rights could result in significant legal expense and divert the efforts of our technical personnel and management, even if the litigation or other action results in a determination favorable to us.

We also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information through appropriate efforts to maintain its secrecy, including requiring employees and third parties to sign confidentiality agreements. We cannot be sure that these efforts will be successful or that the confidentiality agreements will not be breached. We also cannot be sure that we would have adequate remedies for any breach of such agreements or other misappropriation of our trade secrets, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

We may be required to recognize a significant charge to earnings if our goodwill or other intangible assets become impaired.

Goodwill and purchased intangible assets with indefinite lives are not amortized, but are reviewed for impairment annually and more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the unamortized balance of our definite-lived intangible assets when indicators of potential impairment are present. Factors that may indicate that the carrying value of our goodwill or other intangible assets may not be recoverable include a decline in our stock price and market capitalization and slower growth rates in our industry. The recognition of a significant charge to earnings in our consolidated financial statements resulting from any impairment of our goodwill or other intangible assets could adversely impact our results of operations.

We may be subject to confidential information theft or misuse, which could harm our business and results of operations.

We face attempts by others to gain unauthorized access to our information technology systems on which we maintain proprietary and other confidential information. Our security measures may be breached as the result of industrial or other espionage actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our systems. Additionally, outside parties may attempt to access our confidential information through other means, for example by fraudulently inducing our employees to disclose confidential information. We actively seek to prevent, detect and investigate any unauthorized access, which sometimes occurs. We might be unaware of any such access or unable to determine its magnitude and effects. The theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident could adversely affect our competitive position and the value of our investment in research and development could be reduced. Our business could be subject to significant disruption, and we could suffer monetary or other losses.

We are subject to risks related to international sales and purchases.

We expect that revenue from international sales will continue to represent a significant portion of our total revenue. As such, a significant slowdown or instability in relevant foreign economies, including economic instability in Europe, or lower investments in new infrastructure could have a negative impact on our sales. We also purchase a portion of the materials included in our products from overseas sources.

Our international sales and purchases are subject to numerous U.S. and foreign laws and regulations, including, without limitation, tariffs, trade barriers, regulations relating to import-export control, technology transfer restrictions, the International Traffic in Arms Regulation promulgated under the Arms Export Control Act, the Foreign Corrupt Practices Act and the anti-boycott provisions of the U.S. Export Administration Act. If we fail to comply with these laws and regulations, we could be liable for administrative, civil or criminal liabilities, and in the extreme case, we could be suspended or debarred from government contracts or have our export privileges suspended, which could have a material adverse effect on our business.

International sales and purchases are also subject to a variety of other risks, including risks arising from currency fluctuations, collection issues and taxes. Our international sales are subject to variability as our selling prices become less competitive in countries with currencies that are declining in value against the U.S. Dollar and more competitive in countries with currencies that are increasing in value against the U.S. Dollar. In addition, our international purchases can become more expensive if the U.S. Dollar weakens against the foreign currencies in which we are billed.

We have entered and may in the future enter into foreign currency derivative financial instruments in an effort to manage or hedge some of our foreign exchange rate risk. We may not be able to engage in hedging transactions in the future, and even if we do, foreign currency fluctuations may still have a material adverse effect on our results of operations.

Our business may be adversely affected by uncertainties in the global financial markets and our or our customers' or suppliers' ability to access the capital markets.

Global financial markets continue to reflect uncertainty about a sustained global economic recovery. Given these uncertainties, there could be future disruptions in the global economy, financial markets and consumer confidence. If economic conditions deteriorate unexpectedly, our business and results of operations could be materially and adversely affected. For example, our customers, including our distributors and their customers, may experience difficulty obtaining the working capital and other financing necessary to support historical or projected purchasing patterns, which could negatively affect our results of operations.

Although we believe we have adequate liquidity and capital resources to fund our operations internally, our inability to access the capital markets on favorable terms in the future, or at all, may adversely affect our financial performance. The inability to obtain adequate financing from debt or capital sources in the future could force us to self-fund strategic initiatives or even forego certain opportunities, which in turn could potentially harm our performance.

Changes in our effective tax rate may affect our results.

Our future effective tax rates may be affected by a number of factors including:

- the jurisdiction in which profits are determined to be earned and taxed;
- changes in government administrations, such as the Presidency and Congress of the U.S. as well as in the states and countries in which we operate;
- changes in tax laws or interpretation of such tax laws and changes in generally accepted accounting principles;
- the resolution of issues arising from tax audits with various authorities;
- changes in the valuation of our deferred tax assets and liabilities;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions;
- changes in available tax credits;
- the recognition and measurement of uncertain tax positions;
- the lack of sufficient excess tax benefits (credits) in our additional paid in capital pool in situations where our realized tax deductions for certain stock-based compensation awards (such as non-qualified stock options and restricted stock) are less than those originally anticipated; and
- the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes, or any changes in legislation that may result in these earnings being taxed within the U.S., regardless of our decision regarding repatriation of funds.

Any significant increase or decrease in our future effective tax rates could impact net income for future periods. In addition, the determination of our income tax provision requires complex estimations, significant judgments and significant knowledge and experience concerning the applicable tax laws. To the extent our income tax liability materially differs from our income tax provisions due to factors, including the above, which were not anticipated at the time we estimated our tax provision, our net income or cash flows could be affected.

In order to compete, we must attract, motivate and retain key employees, and our failure to do so could harm our results of operations.

Hiring and retaining qualified executives, scientists, engineers, technical staff and sales personnel is critical to our business, and competition for experienced employees in our industry can be intense. As a global company, this issue is not limited to the United States, but includes our other locations such as Europe and China. For example, there is substantial competition in China for qualified and capable personnel, particularly experienced engineers and technical personnel, which may make it difficult for us to recruit and retain qualified employees. Also, within Huizhou, China, there are other large companies building manufacturing plants that will likely compete for qualified employees. If we are unable to staff sufficient and adequate personnel at our China facilities, we may experience lower revenues or increased manufacturing costs, which would adversely affect our results of operations.

To help attract, motivate and retain key employees, we use benefits such as stock-based compensation awards, which include non-qualified stock options and restricted stock. If the value of such equity awards does not appreciate, as measured by the performance of the price of our common stock, or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate employees could be weakened, which could harm our business and results of operations.

Failure to comply with applicable environmental laws and regulations worldwide could harm our business and results of operations.

The manufacturing, assembling and testing of our products require the use of hazardous materials that are subject to a broad array of environmental, health and safety laws and regulations. Our failure to comply with any of these applicable laws or regulations could result in:

- regulatory penalties, fines, legal liabilities, and the forfeiture of certain tax benefits;
- suspension of production;
- alteration of our fabrication, assembly and test processes; and
- curtailment of our operations or sales.

In addition, our failure to manage the use, transportation, emission, discharge, storage, recycling or disposal of hazardous materials could subject us to increased costs or future liabilities. Existing and future environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify our product designs or incur other expenses, such as permit costs, associated with such laws and regulations. Many new materials that we are evaluating for use in our operations may be subject to regulation under existing or future environmental laws and regulations that may restrict our use of one or more of such materials in our manufacturing, assembly and test processes or products. Any of these restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter our manufacturing processes.

Our results could vary as a result of the methods, estimates and judgments that we use in applying our accounting policies, including changes in the accounting standards to be applied.

The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on our results (see "Critical Accounting Policies and Estimates" in our Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of this Annual Report on Form 10-K.) Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations or financial condition.

Likewise, our results may be impacted due to changes in the accounting standards to be applied, such as the increased use of fair value measurement standards and proposed changes in revenue recognition requirements.

New regulations related to conflict-free minerals may force us to incur additional expenses.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of minerals originating from the conflict zones of the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC established new annual disclosure and reporting requirements for those companies who may use "conflict" minerals mined from the DRC and adjoining countries in their products. These new requirements required us to undertake due diligence efforts beginning in the 2013 calendar year, with initial disclosure requirements beginning in May 2014. These new requirements could affect the sourcing and availability of certain minerals used in the manufacture of our products. As a result, we may not be able to obtain the relevant minerals at competitive prices and there will likely be additional costs associated with complying with the new due diligence procedures as required by the SEC. In addition, as our supply chain is complex, we may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of all minerals used in our products through the due diligence procedures that we implement, and we may incur additional costs as a result of changes to product, processes or sources of supply as a consequence of these new requirements.

We are exposed to fluctuations in the market value of our investment portfolio and in interest rates, and therefore, impairment of our investments or lower investment income could harm our earnings.

We are exposed to market value and inherent interest rate risk related to our investment portfolio. We have historically invested portions of our available cash in fixed interest rate securities such as high-grade corporate debt, commercial paper, government securities and other fixed interest rate investments. The primary objective of our investment policy is preservation of principal. However, our investments are generally not FDIC insured and may lose value and/or become illiquid regardless of their credit rating.

Our stock price may be volatile.

Historically, our common stock has experienced substantial price volatility, particularly as a result of significant fluctuations in our revenue, earnings and margins over the past few years, and variations between our actual financial results and the published expectations of analysts. For example, the closing price per share of our common stock on the NASDAQ Global Select Market ranged from a low of $22.78 to a high of $65.70 during fiscal 2013. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price will likely decline.

Speculation and opinions in the press or investment community about our strategic position, financial condition, results of operations, or significant transactions can also cause changes in our stock price. In particular, speculation around our market opportunities for energy efficient lighting may have a dramatic effect on our stock price, especially as various government agencies announce their planned investments in energy efficient technology, including lighting.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. *Properties*

The table below sets forth information with respect to our significant owned and leased facilities as of June 30, 2013. The sizes of the locations represent the approximate gross square footage of each site's buildings.

		Size (approximate square footage)				
Location	Segment Utilization[1]	Total	Production	Facility Services and Warehousing	Administrative Function	Housing / Other
Owned Facilities						
Durham, NC	All	828,600	500,720	106,000	221,880	—
Research Triangle Park, NC	1,3	163,121	68,884	42,599	51,638	—
Racine, WI	2	802,845	160,000	418,000	224,845	—
Huizhou, China	1	806,312	351,345	82,019	41,763	331,185
Total owned		2,600,878	1,080,949	648,618	540,126	331,185
Leased Facilities						
Durham, NC	2	108,382	42,000	54,382	12,000	—
Morrisville, NC	2	27,050	—	—	27,050	—
Goleta, CA	All	25,623	—	1,882	23,741	—
Yorkville, WI	2	79,016	—	77,316	1,700	—
Florence, Italy	1,2	35,360	4,628	21,679	9,053	—
Hong Kong	All	36,090	—	—	29,955	6,135
Huizhou, China	1	402,184	260,014	—	—	142,170
Shanghai, China	1,3	14,897	—	—	14,897	—
Miscellaneous sales and support offices	All	49,828	—	9,976	37,255	2,597
Leased Land						
Huizhou, China	1	414,952	180,813	42,208	21,493	170,438
Total leased		1,193,382	487,455	207,443	177,144	321,340
Total		3,794,260	1,568,404	856,061	717,270	652,525

[1] Segments listed in the "Segment Utilization" column above are identified as follows: 1) LED Products; 2) Lighting Products; 3) Power and RF Products.

In the United States, our corporate headquarters as well as our primary research and development and manufacturing operations are located at the Durham, North Carolina facilities that we own. These Durham facilities sit on approximately 141 acres of land that we own. Our power and RF products are primarily produced at our owned manufacturing facility located in Research Triangle Park, North Carolina. This facility sits on approximately 55 acres of land that we own. Domestically, our lighting products are primarily produced at our approximately 802,845 square foot owned facility in Racine, Wisconsin and an approximately 108,382 square foot leased facility in Durham, North Carolina.

We also own an approximately 806,312 square-foot facility in Huizhou, Guangdong Province, China. This building sits on land that is leased from the Chinese government through two leases. One lease for 327,440 square feet expires in June 2057. The other lease for 87,512 square feet expires in November 2060.

We maintain sales and support offices, through our subsidiaries, in leased office premises in North America, Asia, and Europe. In addition, we lease a facility in Goleta, California that is used for research and development and administrative functions.

Item 3. *Legal Proceedings*

The information required by this item is set forth under Note 12, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report, and is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Market Information

Our common stock is traded on the NASDAQ Global Select Market and is quoted under the symbol CREE. There were 394 holders of record of our common stock as of August 22, 2013. The following table sets forth, for the quarters indicated, the high and low closing sales prices as reported by NASDAQ.

	Fiscal 2013		Fiscal 2012	
	High	**Low**	**High**	**Low**
First Quarter	$29.01	$22.78	$37.11	$26.65
Second Quarter	34.69	24.83	31.00	20.32
Third Quarter	55.28	31.44	32.21	21.41
Fourth Quarter	65.70	49.20	32.88	22.91

We have never paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. There are no contractual restrictions in place that currently materially limit, or are likely in the future to materially limit us from paying dividends on our common stock, but applicable state law may limit the payment of dividends. Our present policy is to retain earnings, if any, to provide funds for the operation and expansion of our business.

Stock Performance Graph

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total return on our common stock with the cumulative total returns of The NASDAQ Composite Index and The NASDAQ Electronic Components Index for the five-year period commencing June 29, 2008. The stock price performance shown on the graph below is not necessarily indicative of future price performance.


Comparison of Five-Year Cumulative Total Return*
Among Cree, Inc., The NASDAQ Composite Index
And The NASDAQ Electronic Components Index
$300
$250
$200
$150
$100
$50
$0
6/29/2008
6/28/2009
6/27/2010
6/26/2011
6/24/2012
6/30/2013
Cree Inc.
NASDAQ Composite-Total Returns
NASDAQ Electronic Components Index

* Assumes (1) $100 invested on June 29, 2008 in Cree, Inc. Common Stock, The NASDAQ Composite Index and The NASDAQ Electronic Components Index and (2) the immediate reinvestment of all dividends.

	6/29/2008	6/28/2009	6/27/2010	6/26/2011	6/24/2012	6/30/2013
Cree, Inc.	$100.00	$126.35	$274.75	$143.41	$103.25	$269.55
NASDAQ Composite Index	100.00	80.21	97.94	118.07	130.20	155.76
NASDAQ Electronic Components Index	100.00	75.83	93.47	92.97	95.83	113.29

Sale of Unregistered Securities

There were no unregistered securities sold during fiscal 2013.

The following table summarizes stock repurchase activity for the fourth quarter of fiscal 2013 (in thousands except price per share data):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs[3]
Shares repurchased outside our Stock Repurchase Program in connection with our indemnification rights[1]				
April 1, 2013 to April 28, 2013	17	$40.85	—	$200,000
April 29, 2013 to May 26, 2013	—	—	—	200,000
May 27, 2013 to June 30, 2013	8	40.85	—	200,000
Total	25	$40.85	—	$200,000
Shares repurchased outside our Stock Repurchase Program to satisfy tax withholding obligations[2]				
April 1, 2013 to April 28, 2013	2	$54.71	—	$200,000
April 29, 2013 to May 26, 2013	—	—	—	200,000
May 27, 2013 to June 30, 2013	—	—	—	200,000
Total	2	$54.71	—	$200,000

(1) Represents shares of our common stock returned to us in connection with the exercise of our indemnification rights under the stock purchase agreement pursuant to which we acquired Ruud Lighting. The shares were returned from escrow during the fourth quarter of fiscal 2013. The average price per share represents the deemed value of the shares as specified in such stock purchase agreement.

(2) Represents shares repurchased to satisfy tax withholding obligations that arose on the vesting of shares of restricted stock.

(3) As announced on August 7, 2012, we were authorized to repurchase shares of our common stock having an aggregate purchase price not exceeding $200 million as authorized by our Board of Directors from June 14, 2012 through June 30, 2013. We did not repurchase any shares during this time period. As announced on August 13, 2013, pursuant to an extension of our stock repurchase program authorized by our Board of Directors, we are authorized to repurchase shares of our common stock having an aggregate purchase price not exceeding $200 million for all repurchases from June 20, 2013 through the expiration of the program on June 29, 2014.

Since the inception of our stock repurchase program in January 2001, we have repurchased 10.3 million shares of our common stock at an average price of $19.95 per share with an aggregate value of $205.4 million. The repurchase program can be implemented through open market or privately negotiated transactions at the discretion of our management.

Item 6. Selected Financial Data

The consolidated statement of income data set forth below with respect to the fiscal years ended June 30, 2013, June 24, 2012, and June 26, 2011 and the consolidated balance sheet data at June 30, 2013 and June 24, 2012 are derived from, and are qualified by reference to, the audited consolidated financial statements included in Item 8 of this Annual Report and should be read in conjunction with those financial statements and notes thereto. The consolidated statement of income data for the fiscal years ended June 27, 2010 and June 28, 2009 and the consolidated balance sheet data at June 26, 2011, June 27, 2010, and June 28, 2009 are derived from audited consolidated financial statements not included herein. Certain fiscal 2012, fiscal 2011, fiscal 2010, and fiscal 2009 amounts have been reclassified to conform to fiscal 2013 classifications. These reclassifications had no effect on previously reported income from operations or shareholders' equity.

Selected Consolidated Financial Data
(Thousands, except per share data)

	Years Ended				
	June 30, 2013	June 24, 2012	June 26, 2011	June 27, 2010	June 28, 2009
Statement of Income Data[1,2]					
Revenue, net	$1,385,982	$1,164,658	$987,615	$867,287	$567,255
Operating income	96,494	39,258	168,706	197,778	30,590
Net income from continuing operations	86,925	44,412	146,500	152,290	30,650
Net income from continuing operations per share, basic	$0.75	$0.39	$1.35	$1.49	$0.35
Net income from continuing operations per share, diluted	$0.74	$0.39	$1.33	$1.45	$0.34
Weighted Average Shares Outstanding					
Basic	116,621	114,693	108,522	102,371	88,263
Diluted	117,979	115,225	110,035	104,698	89,081

	Years Ended				
	June 30, 2013	June 24, 2012	June 26, 2011	June 27, 2010	June 28, 2009
Balance Sheet Data[1,2]					
Cash, cash equivalents and short-term investments	$1,023,915	$744,513	$1,085,797	$1,066,405	$447,210
Working capital	1,308,355	1,015,104	1,316,579	1,235,072	500,755
Total assets	3,052,410	2,747,498	2,446,722	2,199,176	1,404,567
Long term obligations	38,347	38,304	44,842	51,037	51,138
Shareholders' equity	2,806,652	2,560,017	2,261,564	2,028,048	1,224,748

[1] Consolidated statement of income data and balance sheet data for fiscal year 2009 exclude Cree Microwave as it was accounted for as a discontinued operation.

[2] Consolidated statement of income data and balance sheet data for fiscal year 2012 include Ruud Lighting from the date of its acquisition in the first quarter of fiscal 2012. See Note 3, "Acquisitions," in our consolidated financial statements included in Item 8 of this annual report for more information about the impact of the acquisition on our consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The following discussion is designed to provide a better understanding of our audited consolidated financial statements and notes thereto, including a brief discussion of our business and products, key factors that impacted our performance, and a summary of our operating results. The following discussion should be read in conjunction with our consolidated financial statements included in Item 8 of this Annual Report. Historical results and percentage relationships among any amounts in the financial statements are not necessarily indicative of trends in operating results for any future periods.

Overview

We are a leading innovator of lighting-class light emitting diode (LED) products, lighting products and semiconductor products for power and radio-frequency (RF) applications. Our products are targeted for applications such as indoor and outdoor lighting, video displays, transportation, electronic signs and signals, power supplies, inverters and wireless systems.

We develop and manufacture semiconductor materials and devices primarily based on silicon carbide (SiC), gallium nitride (GaN) and related compounds. In many cases, the properties of SiC and GaN offer technical advantages over traditional silicon, gallium arsenide (GaAs) and other materials used for electronic applications.

Our LED products consist of LED components, LED chips, and SiC materials. As LED technology improves, we believe the potential market for LED lighting will continue to expand. Our success in selling LED products depends upon our ability to offer innovative products and our ability to enable our customers to develop and market LED based products that successfully compete and drive LED adoption against traditional lighting products.

Our lighting products consist of both LED and traditional lighting systems. We design, manufacture and sell lighting fixtures and lamps for the commercial, industrial and consumer markets.

In addition, we develop, manufacture and sell power and RF devices. Our power products are made from SiC and provide increased efficiency, faster switching speeds and reduced system size and weight over comparable silicon-based power devices. Our RF devices are made from GaN and provide improved efficiency, bandwidth and frequency of operation as compared to silicon or gallium arsenide.

The majority of our products are manufactured at our production facilities located in North Carolina, Wisconsin, and China. We also use contract manufacturers for certain aspects of product fabrication, assembly and packaging. We operate research and development facilities in North Carolina, California, Wisconsin, India, and China.

Cree, Inc. is a North Carolina corporation established in 1987, and our headquarters are in Durham, North Carolina. For further information about our consolidated revenues and earnings, please see our consolidated financial statements included in Item 8 of this Annual Report.

Reportable Segments

As of June 30, 2013, we have three reportable segments:

- LED Products
- Lighting Products
- Power and RF Products

Reportable segments are components of an entity that have separate financial data that the entity's Chief Operating Decision Maker (CODM) regularly reviews when allocating resources and assessing performance. Our CODM is the Chief Executive Officer.

The Company's CODM reviews gross profit as the lowest and only level of segment profit. As such, all items below gross profit in the consolidated statements of income must be included to reconcile the consolidated gross profit to the Company's consolidated income before income taxes.

For financial results by reportable segment, please refer to Note 13, "Reportable Segments" in our consolidated financial statements included in Item 8 of this Annual Report.

Industry Dynamics and Trends

There are a number of industry factors that affect our business which include, among others:

- *Overall Demand for Products and Applications using LEDs*. Our potential for growth depends significantly on the adoption of LEDs within the general lighting market and our ability to affect this rate of adoption. Although LED lighting has grown in recent years, adoption of LEDs for general lighting is relatively new, still limited, and faces significant challenges before widespread adoption. Demand also fluctuates based on various market cycles, a continuously evolving LED industry supply chain, and demand dynamics in the market. These uncertainties make demand difficult to forecast for us and our customers.
- *Intense and Constantly Evolving Competitive Environment.* Competition in the LED and lighting industry is intense. Many companies have made significant investments in LED development and production equipment. Traditional lighting companies and new entrants are investing in LED-based lighting products as LED adoption has gained momentum. Traditional lighting companies have taken steps to try and limit access to their sales channels, including lighting agents and distributors. Product pricing pressures exist as market participants often undertake pricing strategies to gain or protect market share, increase the utilization of their production capacity and open new applications to LED-based solutions. To remain competitive, market participants must continuously increase product performance and reduce costs. To address these competitive pressures, we have invested in R&D activities to support new product development to deliver higher levels of performance and lower costs to differentiate our products in the market.
- *Technological Innovation and Advancement.* Innovations and advancements in LED, power and RF technologies continue to expand the potential commercial application for our products particularly in the general illumination, power electronics and wireless markets. However, new technologies or standards could emerge, or improvements could be made in existing technologies, that could reduce or limit the demand for our products in certain markets.
- *Regulatory Actions Concerning Energy Efficiency.* Many countries have already instituted or have announced plans to institute government regulations and programs designed to encourage or mandate increased energy efficiency, even in some cases banning forms of incandescent lighting, which are advancing the adoption of more energy efficient lighting solutions such as LEDs. Government agencies are also involved in setting standards for LED lighting, which can affect market acceptance and the availability of rebates from government agencies or third parties such as utilities. While this trend is generally positive, these regulations are affected by changing political priorities and evolving technical standards which can modify or limit the effectiveness of these new regulations.
- *Intellectual Property Issues.* Market participants rely on patented and non-patented proprietary information relating to product development, manufacturing capabilities and other core competencies of their business. Protection of intellectual property is critical. Therefore, steps such as additional patent applications, confidentiality and non-disclosure agreements, as well as other security measures are generally taken. To enforce or protect intellectual property rights, litigation or threatened litigation commonly occurs.

Fiscal 2013 Overview

The following is a summary of our financial results for the year ended June 30, 2013:

- Our year-over-year revenues increased 19% to $1.4 billion.
- Gross margin improved from 35% in fiscal 2012 to 38% in fiscal 2013. Gross profit increased by $113.8 million to $523.3 million.
- Operating income was $96.5 million in fiscal 2013 compared to $39.3 million in fiscal 2012. Net income per diluted share was $0.74 in fiscal 2013 compared to $0.39 for fiscal 2012.
- Combined cash, cash equivalents and short-term investments increased to $1.0 billion at June 30, 2013 compared to $744.5 million at June 24, 2012. Cash provided by operating activities was $285.2 million for fiscal 2013, compared to $242.3 million for fiscal 2012.
- Inventory increased to $197.0 million at June 30, 2013 compared to $188.8 million at June 24, 2012.
- We spent $77.5 million on purchases of property and equipment in fiscal 2013 compared to $95.0 million in fiscal 2012.

Business Outlook

We project that the markets for our products will remain highly competitive during fiscal 2014. We anticipate focusing on the following key areas, among others, in response to this competitive environment:

- *Lead with innovation and drive to cost parity.* We continue to work on developing new LEDs, LED lighting systems, and Power and RF devices to deliver improved value that approaches cost parity with existing technology and solutions. We believe that as our technology approaches cost parity, the market for these products will expand significantly.

- *Build the Cree brand.* We are working to build the Cree brand in both the commercial and consumer lighting segments by expanding our product offerings and continuing to invest in marketing the value of the Cree LED bulb and LED lighting directly to the end user.

- *Focus on select market segments to drive LED adoption.* In addition to our broad sales strategies, we are focused on a number of market segments where we can upgrade existing lighting and drive LED adoption with a combination of new product offerings, short payback, expanded services and innovative channel approaches.

- *Translate product innovation into revenue and profit growth.* We target revenue growth from new products and increased LED adoption and profit growth from the combination of higher sales, lower cost products and operating expense leverage.

Results of Operations

The following table sets forth certain consolidated statement of income data for the periods indicated (in thousands, except per share amounts and percentages):

	2013		2012		2011	
	Dollars	% of Revenue	Dollars	% of Revenue	Dollars	% of Revenue
Revenue, net	**$1,385,982**	**100%**	**$1,164,658**	**100%**	**$987,615**	**100%**
Cost of revenue, net	862,722	62 %	755,196	65 %	551,842	56 %
Gross profit	**523,260**	**38%**	**409,462**	**35%**	**435,773**	**44%**
Research and development	155,889	11 %	143,357	12 %	115,035	12 %
Sales, general and administrative	236,581	17 %	197,092	17 %	139,304	14 %
Amortization of acquisition related intangibles	30,823	2 %	26,274	2 %	10,776	1 %
Loss on disposal or impairment of long-lived assets	3,473	0 %	3,481	0 %	1,952	0 %
Operating income	**96,494**	**7%**	**39,258**	**3%**	**168,706**	**17%**
Non-operating income, net	11,063	1 %	8,389	1 %	9,521	1 %
Income before income taxes	**107,557**	**8%**	**47,647**	**4%**	**178,227**	**18%**
Income tax expense	20,632	1 %	3,235	0 %	31,727	3 %
Net income	**$86,925**	**6%**	**$44,412**	**4%**	**$146,500**	**15%**
Basic earnings per share	$0.75		$0.39		$1.35	
Diluted earnings per share	$0.74		$0.39		$1.33	

Revenues

Revenues for fiscal 2013, 2012 and 2011 were comprised of the following (in thousands, except percentages):

	Fiscal Years Ended			Year-Over-Year Change			
	June 30, 2013	June 24, 2012	June 26, 2011	2012 to 2013		2011 to 2012	
LED Products	$801,483	$756,924	$808,207	$44,559	6%	($51,283)	(6)%
% of Revenue	58%	65%	82%				
Lighting Products	495,089	334,704	81,784	160,385	48%	252,920	309 %
% of Revenue	36%	29%	8%				
Power and RF Products	89,410	73,030	97,624	16,380	22%	(24,594)	(25)%
% of Revenue	6%	6%	10%				
Total revenue	$1,385,982	$1,164,658	$987,615	$221,324	19%	$177,043	18 %

Our consolidated revenue increased 19% to $1.4 billion in fiscal 2013 from $1.2 billion in fiscal 2012. This year-over-year increase was due to higher sales across all three of our reportable segments, but driven primarily by the Lighting Products segment. Lighting Products segment revenue increased primarily due to an increase in sales of existing products, the sales of new and re-designed products introduced during the fiscal year, and the recognition of revenues from the Ruud Lighting acquisition for a full fiscal year.

Our consolidated revenue increased 18% to $1.2 billion in fiscal 2012 from $987.6 million in fiscal 2011. This year-over-year increase was due to the 309% increase in Lighting Products revenue from sales of products acquired from Ruud Lighting and an increase in the sales of our existing products. The increase in Lighting Products revenue offset the 6% decrease in LED Products revenues year-over-year and the 25% decrease in Power and RF Products revenue over the same period.

LED Products Segment Revenue

LED Products revenue represents the largest portion of our revenue with approximately 58%, 65%, and 82% of our total revenues for fiscal 2013, 2012, and 2011, respectively. LED Products revenue was $801.5 million, $756.9 million, and $808.2 million for fiscal 2013, 2012, and 2011, respectively.

LED Products revenue increased approximately 6% to $801.5 million in fiscal 2013 from $756.9 million in fiscal 2012. This increase was the result of an overall increase in the number of units sold, primarily from our newer products, partially offset by a decline in selling prices. The average selling prices, or ASP, for LED Products decreased by 8% in fiscal 2013 compared to fiscal 2012, due primarily to sales of new lower cost products and competitive pricing pressure.

LED Products revenue decreased approximately 6% to $756.9 million in fiscal 2012 from $808.2 million in fiscal 2011. This decrease was primarily due to generally weaker demand and downward pricing pressure for our LED chips and components. LED Products overall ASP increased by 8% in fiscal 2012 compared to fiscal 2011 due primarily to changes in product mix.

Lighting Products Segment Revenue

Lighting Products revenues represented approximately 36%, 29%, and 8% of our total revenues for fiscal 2013, 2012 and 2011 respectively. Lighting Products revenue was $495.1 million, $334.7 million, and $81.8 million for fiscal 2013, 2012, and 2011 respectively.

Lighting Products revenue increased 48% to $495.1 million in fiscal 2013 as compared to $334.7 million in fiscal 2012. This increase was the result of an overall increase in the number of units sold, including sales from new and re-designed products, as well as recognizing a full year of sales in fiscal 2013 for products acquired from Ruud Lighting. Lighting Products overall ASP decreased by 27% in fiscal 2013 compared to fiscal 2012 due to a change in product mix.

Lighting Products revenue increased 309% to $334.7 million in fiscal 2012 as compared to $81.8 million in fiscal 2011. This increase was primarily due to sales of products acquired from Ruud Lighting and an increase in the sales of our existing products. Including the Ruud Lighting products acquired, which have a higher overall ASP than our existing products, the overall blended ASP for Lighting Products increased by approximately 34% in fiscal 2012 compared to fiscal 2011.

Power and RF Products Segment Revenue

Power and RF Products revenue represented approximately 6%, 6%, and 10% of our total revenues for fiscal 2013, 2012, and 2011, respectively. Power and RF Products revenue was $89.4 million, $73.0 million, and $97.6 million for fiscal 2013, 2012, and 2011, respectively.

Power and RF Products revenue increased approximately 22% to $89.4 million in fiscal 2013 from $73.0 million in fiscal 2012. This increase was primarily the result of higher RF product unit sales in fiscal 2013. The overall ASP for Power and RF Products decreased by 9% in fiscal 2013 compared to fiscal 2012 primarily due to the sale of new lower cost Power and RF products.

Power and RF Products revenue decreased approximately 25% to $73.0 million in fiscal 2012 from $97.6 million in fiscal 2011. This decrease was primarily due to a lower demand in the solar inverter market and the delay of RF orders related to military programs. Power and RF Products overall ASP decreased by 11% in fiscal 2012 compared to fiscal 2011 due to change in product mix.

Unallocated Revenue

All of our revenue is allocated to our reportable segments. The Company's CODM does not review inter-segment revenue when evaluating performance and allocating resources to each segment, and inter-segment revenue is not included in the segment revenues presented above. As such, total segment revenue in the table above is equal to the Company's consolidated revenue.

Gross Profit and Gross Margin

Gross profit and gross margin for fiscal 2013, 2012 and 2011 were as follows (in thousands, except percentages):

	Fiscal Years Ended			**Year-Over-Year Change**			
	June 30, 2013	**June 24, 2012**	**June 26, 2011**	**2012 to 2013**		**2011 to 2012**	
LED Products gross profit	$344,649	$290,642	$375,424	$54,007	19%	($84,782)	(23)%
LED Products gross margin	43%	38%	46%				
Lighting Products gross profit	148,947	103,396	23,686	45,551	44%	79,710	337 %
Lighting Products gross margin	30%	31%	29%				
Power and RF Products gross profit	48,127	32,051	49,828	16,076	50%	(17,777)	(36)%
Power and RF Products gross margin	54%	44%	51%				
Unallocated costs	(18,463)	(16,627)	(13,165)	(1,836)	11%	(3,462)	26 %
Consolidated gross profit	$523,260	$409,462	$435,773	$113,798	28%	($26,311)	(6)%
Consolidated gross margin	38%	35%	44%				

Our consolidated gross profit increased 28% to $523.3 million in fiscal 2013 from $409.5 million in fiscal 2012. Our consolidated gross margin increased to 38% in fiscal 2013 from 35% in fiscal 2012. These consolidated gross profit and gross margin increases were due to the improvements in our LED Products and our Power and RF Products business segments, primarily due to higher volume of units sold, factory cost reductions, the introduction of new lower cost products, and higher factory utilization.

Our consolidated gross profit decreased 6% to $409.5 million in fiscal 2012 from $435.8 million in fiscal 2011. Our consolidated gross margin decreased to 35% in fiscal 2012 from 44% in fiscal 2011. These consolidated gross profit and gross margin decreases were due to the decrease in LED Products and Power and RF Products gross profit, offset by an increase in Lighting Products gross profit. The 23% decrease in LED Products gross profit was due to a competitive pricing environment and lower factory utilization. The 36% decrease in Power and RF Products gross profit was due to reduced solar demand that resulted in lower factory utilization. The 337% increase in Lighting Products gross profit was due to increased sales volume due to the Ruud Lighting acquisition, factory cost reductions and lower cost new product designs.

LED Products Segment Gross Profit and Gross Margin

Our LED Products gross profit was $344.6 million, $290.6 million, and $375.4 million for fiscal 2013, 2012, and 2011, respectively. LED Products gross margin was 43%, 38%, and 46% for fiscal 2013, 2012, and 2011, respectively.

LED Products gross profit increased approximately 19% to $344.6 million in fiscal 2013 from $290.6 million in fiscal 2012, and LED Products gross margin increased to 43% in fiscal 2013 from 38% in fiscal 2012. LED Products gross profit and gross margin increased during fiscal 2013 due to factory cost reductions, the introduction of new lower cost products and higher factory utilization. These benefits more than offset the ASP decline in fiscal 2013 as compared to fiscal 2012.

LED Products gross profit decreased approximately 23% to $290.6 million in fiscal 2012 from $375.4 million in fiscal 2011, and LED Products gross margin decreased to 38% in fiscal 2012 from 46% in fiscal 2011. LED Products gross profit and gross margin fell during fiscal 2012 due to a competitive pricing environment for LED chips and components and lower factory utilization.

Lighting Products Segment Gross Profit and Gross Margin

Lighting Products gross profit was $148.9 million, $103.4 million, and $23.7 million for fiscal 2013, 2012, and 2011, respectively. Lighting Products gross margin was 30%, 31%, and 29% for fiscal 2013, 2012, and 2011, respectively.

Lighting Products gross profit increased approximately 44% to $148.9 million in fiscal 2013 from $103.4 million in fiscal 2012, primarily due to an increase in the number of overall units sold. Lighting Products gross margin decreased to 30% in fiscal 2013 from 31% in fiscal 2012, primarily due to a change in product mix.

Lighting Products gross profit increased approximately 337% to $103.4 million in fiscal 2012 from $23.7 million in fiscal 2011. Lighting Products gross margin increased to 31% in fiscal 2012 from 29% in fiscal 2011. Lighting Products gross profit and gross margin increased during fiscal 2012 due to a combination of increased sales volumes due to the Ruud Lighting acquisition, factory cost reductions and lower cost new product designs.

Power and RF Products Segment Gross Profit and Gross Margin

Power and RF Products gross profit was $48.1 million, $32.1 million, and $49.8 million for fiscal 2013, 2012, and 2011, respectively. Power and RF Products gross margin was 54%, 44%, and 51% for fiscal 2013, 2012, and 2011, respectively.

Power and RF Products gross profit increased approximately 50% to $48.1 million in fiscal 2013 from $32.1 million in fiscal 2012. Power and RF Products gross margin increased to 54% in fiscal 2013 from 44% in fiscal 2012. These gross profit and gross margin increases were due primarily to factory cost reductions, increased factory utilization, and higher sales of new lower cost products. These benefits more than offset the ASP decline in fiscal 2013 as compared to fiscal 2012.

Power and RF Products gross profit decreased approximately 36% to $32.1 million in fiscal 2012 from $49.8 million in fiscal 2011. Power and RF Products gross margin decreased to 44% in fiscal 2012 from 51% in fiscal 2011. Power and RF Products gross profit and gross margin decreased during fiscal 2012 due to lower sales volumes, primarily from reduced solar demand, which resulted in lower factory utilization.

Unallocated Costs

Unallocated costs were $18.5 million, $16.6 million, and $13.2 million for fiscal 2013, 2012, and 2011, respectively. These costs consist primarily of manufacturing employees' stock-based compensation, expenses for profit sharing and quarterly or annual incentive plans, matching contributions under our 401(k) plan and acquisition related costs. These costs are not allocated to the reportable segments' gross profit because our CODM does not review them regularly when evaluating segment performance and allocating resources.

Unallocated costs increased by $1.9 million in fiscal 2013 as compared to fiscal 2012, primarily due to higher stock-based compensation and higher incentive compensation as a result of improved overall Company performance. Unallocated costs increased by $3.5 million in fiscal 2012 as compared to fiscal 2011, primarily due to increases in stock-based compensation driven by the increase in employees and recognition of certain inventory charges related to the Ruud Lighting acquisition. These increases were partially offset by the reduction in incentive compensation as a result of lower operating performance for fiscal 2012.

For further information on the allocation of costs to segment gross profit, refer to Note 13, "Reportable Segments," in our consolidated financial statements included in Item 8 of this Annual Report.

Research and Development

Research and development expenses include costs associated with the development of new products, enhancements of existing products and general technology research. These costs consist primarily of employee salaries and related compensation costs, occupancy costs, consulting costs and the cost of development equipment and supplies.

The following sets forth our research and development expenses in dollars and as a percentage of revenues (in thousands, except percentages):

	Fiscal Years Ended			Year-Over-Year Change			
	June 30, 2013	June 24, 2012	June 26, 2011	2012 to 2013		2011 to 2012	
Research and development	$155,889	$143,357	$115,035	$12,532	9%	$28,322	25%
Percent of revenue	11%	12%	12%				

Research and development expenses in fiscal 2013 increased 9% to $155.9 million from $143.4 million in fiscal 2012. This increase was primarily due to increased spending on research and development activities focused on new higher performance and lower cost LED chips, LED components, LED lighting products and Power and RF products.

Research and development expenses increased 25% in fiscal 2012 to $143.4 million compared to $115.0 million in fiscal 2011. The increase was primarily due to increased spending to support the transition to 150mm wafer capabilities as well as continued research and development activities focused on new LED chips, LED components, LED lighting products and Power and RF products.

Our research and development expenses vary significantly from year to year based on a number of factors, including the timing of new product introductions, the timing of expenditures and the number and nature of our ongoing research and development activities. However, we anticipate that in general our research and development expenses will continue to increase over time to support future growth.

Sales, General and Administrative

Sales, general and administrative expenses are composed primarily of costs associated with our sales and marketing personnel and our executive and administrative personnel (for example, finance, human resources, information technology and legal) and consist of 1) salaries and related compensation costs, 2) consulting and other professional services (such as litigation and other outside legal counsel fees, audit and other compliance costs), 3) marketing and advertising expenses, 4) facilities and insurance costs and 5) travel and other costs. The following table sets forth our sales, general and administrative expenses in dollars and as a percentage of revenues (in thousands, except percentages):

	Fiscal Years Ended			Year-Over-Year Change			
	June 30, 2013	June 24, 2012	June 26, 2011	2012 to 2013		2011 to 2012	
Sales, general and administrative	$236,581	$197,092	$139,304	$39,489	20%	$57,788	41%
Percent of revenue	17%	17%	14%				

Sales, general and administrative expenses in fiscal 2013 increased 20% to $236.6 million from $197.1 million in fiscal 2012. This increase was primarily due to an increase in spending on sales and marketing for lighting products, including commissions, trade shows and advertising, as we continue to expand our direct sales resources and channels and invest in building and promoting the Cree brand. Additionally, the increase included personnel additions during fiscal 2013 to support our growth.

Sales, general and administrative expenses in fiscal 2012 increased 41% to $197.1 million from $139.3 million in fiscal 2011. This increase was primarily due to an increase in spending on sales and marketing for lighting products as we continue to expand our direct sales resources and channels and invest in building and promoting the Cree brand. The increase was also due to incremental sales, general and administrative expenses from Ruud Lighting, the legal transaction costs associated with the Ruud Lighting acquisition and patent litigation expenses.

Amortization of Acquisition Related Intangibles

As a result of our acquisitions, we have recognized various intangible assets, including customer relationships and developed technologies. During fiscal 2012, we acquired Ruud Lighting, resulting in $206.0 million of amortizable intangible assets, principally composed of developed technology, customer relationships and trade names. In fiscal 2008, we acquired LED Lighting Fixtures, Inc. (LLF), resulting in an additional $41.2 million of amortizable intangible assets. These intangible assets are principally composed of developed technology that specifically relates to technologies underlying the development of LED lighting products for the general illumination market. During fiscal 2007, we acquired INTRINSIC Semiconductor Corporation and COTCO Luminant Device Limited (now Cree Hong Kong Limited) (COTCO), resulting in $63.7 million of amortizable intangible assets principally composed of customer relationships and developed technology.

Amortization of intangible assets related to our acquisitions is as follows (in thousands, except percentages):

	Fiscal Years Ended			Year-Over-Year Change			
	June 30, 2013	June 24, 2012	June 26, 2011	2012 to 2013		2011 to 2012	
Ruud Lighting	$22,918	$17,473	$—	$5,445	31 %	$17,473	100 %
COTCO	4,162	5,058	6,932	(896)	(18)%	(1,874)	(27)%
LLF	2,998	2,998	3,099	—	0 %	(101)	(3)%
INTRINSIC	745	745	745	—	0 %	—	0 %
Total	$30,823	$26,274	$10,776	$4,549	17 %	$15,498	144 %

Amortization of acquisition related intangibles increased in fiscal 2013 compared to fiscal 2012, primarily due to the completion of in-process research and development projects in fiscal 2013. For fiscal 2012 compared to fiscal 2011, amortization of acquisition related intangibles increased primarily due to the acquisition of Ruud Lighting during the first quarter of fiscal 2012.

Loss on Disposal or Impairment of Long-Lived Assets

We operate a capital intensive business. As such, we dispose of a certain level of our equipment in the normal course of business as our production processes change due to production improvement initiatives or product mix changes. Due to the risk of technological obsolescence or changes in our production process, we regularly review our equipment and capitalized patent costs for possible impairment. The following table sets forth our loss on disposal or impairment of long-lived assets (in thousands, except percentages):

	Fiscal Years Ended			Year-Over-Year Change			
	June 30, 2013	June 24, 2012	June 26, 2011	2012 to 2013		2011 to 2012	
Loss on disposal or impairment of long-lived assets, net	$3,473	$3,481	$1,952	($8)	0%	$1,529	78%

We recognized a net loss of $3.5 million, $3.5 million, and $2.0 million on the disposal of long-lived assets in fiscal years 2013, 2012, and 2011 respectively. These net losses were primarily the result of disposals of equipment due to changes in various manufacturing processes and the abandonment of certain patent assets as a result of technological obsolescence.

Non-Operating Income, net

The following table sets forth our non-operating income, net (in thousands, except percentages):

	Fiscal Years Ended			Year-Over-Year Change			
	June 30, 2013	June 24, 2012	June 26, 2011	2012 to 2013		2011 to 2012	
Foreign currency gain, net	$735	$171	$572	$564	330 %	($401)	(70)%
Gain on sale of investments, net	111	994	1	(883)	(89)%	993	99,300 %
Interest income, net	7,882	7,457	8,528	425	6 %	(1,071)	(13)%
Other, net	2,335	(233)	420	2,568	(1,102)%	(653)	(155)%
Total non-operating income, net	$11,063	$8,389	$9,521	$2,674	32 %	($1,132)	(12)%

We have no debt or active lines of credit and we are in a net interest income position. Our investments consist of corporate bonds, municipal bonds, U.S. agency securities, non-U.S. certificates of deposit and non-U.S. government securities. The primary objective of our investment policy is preservation of principal.

Foreign currency gain, net. Foreign currency gain, net consists primarily of remeasurement adjustments resulting from consolidating our international subsidiaries.

Gain on sale of investments, net. Gain on sale of investments, net was higher in fiscal 2012 as compared to fiscal 2011 and fiscal 2013, primarily due to gains realized on sales of investments liquidated in fiscal 2012 in order to fund our acquisition of Ruud Lighting.

Interest income, net. Interest income was $7.9 million and $7.5 million in fiscal 2013 and fiscal 2012, respectively. The increase in interest income in fiscal 2013 was due to having higher invested cash and investment balances partially offset by lower interest rates. Interest income decreased from $8.5 million in fiscal 2011 to $7.5 million in fiscal 2012 due to the cash outlay associated with the Ruud Lighting acquisition in the first quarter of fiscal 2012, which reduced our average cash and investment balances in fiscal year 2012 as compared to fiscal 2011.

Other, net. Other, net increased in fiscal 2013 as compared to fiscal 2012, primarily due to a one-time payment received in the first quarter of fiscal 2013 in connection with the SemiLEDs patent litigation settlement.

Income Tax Expense

The following table sets forth our income tax expense in dollars and our effective tax rate (in thousands, except percentages):

	Fiscal Years Ended			**Year-Over-Year Change**			
	June 30, 2013	**June 24, 2012**	**June 26, 2011**	**2012 to 2013**		**2011 to 2012**	
Income tax expense	$20,632	$3,235	$31,727	17,397	538%	(28,492)	(90)%
Effective tax rate	19%	7%	18%				

We recognized income tax expense of $20.6 million in fiscal 2013 as compared to income tax expense of $3.2 million in fiscal 2012. The increase in the effective tax rate from 7% in fiscal 2012 to 19% in fiscal 2013 was due to the decreased impact of tax credits relative to higher year-over-year pre-tax income, a higher percentage of our pre-tax income being derived from U.S. operations that are taxed at a higher tax rate than international locations and the inclusion of a tax benefit related to a prior year audit settlement in fiscal 2012. The decrease in the effective tax rate from 18% in fiscal 2011 to 7% in fiscal 2012 was due to the increased impact of net tax benefits related to prior year audit settlements, statute expirations, and tax credits relative to lower year-over-year pre-tax income. The research and development credit, which had previously expired on December 31, 2011, was reinstated as part of the American Taxpayer Relief Act of 2012 enacted on January 2, 2013. This legislation retroactively reinstated and extended the credit from the previous expiration date through December 31, 2013. The benefit of this $2.4 million credit for the full year fiscal 2013 as well as the period December 31, 2011 through June 24, 2012 has been included in the fiscal year 2013. For further discussion of changes in our effective tax rate, please refer to Note 11, "Income Taxes," in our consolidated financial statements included in Item 8 of this Annual Report.

The variation between our effective tax rate and the U.S. statutory rate of 35% is primarily due to the consolidation of our foreign operations, which are generally subject to income taxes at lower statutory rates. A change in the mix of pretax income from these various tax jurisdictions can have a significant impact on our periodic effective tax rate. In addition, our effective tax rate may be negatively impacted by the lack of sufficient excess tax benefits (credits) that accumulate in our equity as additional paid-in-capital (APIC) and referred to as the "APIC pool" of credits. In situations where our realized tax deductions for certain stock-based compensation awards, such as non-qualified stock options and restricted stock, are less than those originally anticipated, which accumulate in the APIC pool, U.S. GAAP requires that we recognize the difference as an increase to income tax expense.

Liquidity and Capital Resources

Overview

We require cash to fund our operating expenses and working capital requirements, including outlays for research and development, capital expenditures, strategic acquisitions and investments. Our principal sources of liquidity are cash on hand, marketable investments and cash generated from operations. Our ability to generate cash from operations has been one of our fundamental strengths and has provided us with substantial flexibility in meeting our operating, financing and investing needs. We have no debt or active lines of credit and have minimal lease commitments.

On August 17, 2011, we acquired all of the outstanding share capital of Ruud Lighting in exchange for consideration consisting of 6.1 million shares of our common stock and $372.2 million in cash, subject to certain post-closing adjustments. Following the acquisition, we recorded certain post-closing purchase price adjustments resulting in a $2.3 million reduction to the purchase price and a total purchase price of approximately $666.0 million. Prior to the completion of our acquisition of Ruud Lighting, Ruud Lighting completed the re-acquisition of its e-conolight business by purchasing all of the membership interests of E-conolight LLC. Ruud Lighting previously sold its e-conolight business in March 2010 and had been providing operational services to E-conolight since that date. In connection with the stock purchase transaction, we funded Ruud Lighting's re-acquisition of E-conolight and paid off Ruud Lighting's outstanding debt in the aggregate amount of approximately $85.0 million. The cash consideration and debt payoff were funded from cash on hand, which reduced our available cash to fund our operating expenses and working capital by approximately $457.2 million.

Based on past performance and current expectations, we believe our cash and cash equivalents, investments, cash generated from operations and our ability to access capital markets will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, contractual obligations, commitments and other liquidity requirements associated with our operations through at least the next 12 months.

From time to time, we evaluate strategic opportunities, including potential acquisitions, divestitures or investments in complementary businesses and we anticipate continuing to make such evaluations. We may also access capital markets through the issuance of debt or additional shares of common stock in connection with the acquisition of complementary businesses or other significant assets or for other strategic opportunities.

Contractual Obligations

At June 30, 2013, payments to be made pursuant to significant contractual obligations are as follows (in thousands):

		Payments due by period			
	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
Operating lease obligations	$13,986	$3,878	$6,717	$3,217	$174
Purchase obligations	175,767	170,718	3,357	1,689	3
Other long-term liabilities[1]	—	—	—	—	—
Total	$189,753	$174,596	$10,074	$4,906	$177

[1] Other long-term liabilities as of June 30, 2013 include long-term tax contingencies, other tax liabilities and deferrals of $10.2 million and other long-term contingent liabilities (for example, warranties) of $2.6 million. These liabilities are not included in the table above as they will either not be settled in cash and/or the timing of any payments is uncertain.

Operating leases include rental amounts due on leases of certain office and manufacturing space under the terms of non-cancellable operating leases. These leases expire at various times through May 2022. All of the lease agreements provide for rental adjustments for increases in base rent, property taxes and general property maintenance that would be recognized as rent expense, if applicable.

Purchase obligations represent purchase commitments, including open purchase orders and contracts, and are generally related to the purchase of goods and services in the ordinary course of business such as raw materials, supplies and capital equipment.

Financial Condition

The following table sets forth our cash, cash equivalents and investments (in thousands):

	June 30, 2013	June 24, 2012	Change
Cash and cash equivalents	$190,069	$178,885	$11,184
Short-term investments	833,846	565,628	268,218
Total cash, cash equivalents, and short-term investments	$1,023,915	$744,513	$279,402

Our liquidity and capital resources depend on our cash flows from operations and our working capital. The significant components of our working capital are liquid assets such as cash and cash equivalents, short-term investments, accounts receivable and inventories, reduced by trade accounts payable, accrued salaries and wages, and other accrued expenses. Our working capital increased to $1.3 billion as of June 30, 2013 from $1.0 billion at June 24, 2012, primarily due to $285.2 million cash provided by operating activities, $96.2 million cash provided by the net issuances of common stock from employee option exercises and stock plan purchases, partially offset by payments for patent and licensing rights and purchases of property and equipment of $98.3 million.

The following table presents the components of our cash conversion cycle:

	Three Months Ended		
	June 30, 2013	June 24, 2012	Change
Days of sales outstanding (a)	46	45	1
Days of supply in inventory (b)	76	85	(9)
Days in accounts payable (c)	(47)	(36)	(11)
Cash conversion cycle	75	94	(19)

a) Days of sales outstanding (DSO) measures the average collection period of our receivables. DSO is based on the ending net trade receivables and the revenue for the quarter then ended. DSO is calculated by dividing ending accounts receivable, net of applicable allowances and reserves, by the average net revenue per day for the respective 90 day period.

b) Days of supply in inventory (DSI) measures the average number of days from procurement to sale of our product. DSI is based on ending inventory and cost of revenue, net sold for the quarter then ended. DSI is calculated by dividing ending inventory by average cost of revenue, net per day for the respective 90 day period.

c) Days in accounts payable (DPO) measures the average number of days our payables remain outstanding before payment. DPO is based on ending accounts payable and cost of revenue, net for the quarter then ended. DPO is calculated by dividing ending accounts payable by the average cost of revenue, net per day for the respective 90 day period.

The decrease in the cash conversion cycle was primarily driven by a decrease in days of supply in inventory and an increase in days in accounts payable.

As of June 30, 2013, we had unrealized losses on our investments of $3.1 million. All of our investments had investment grade ratings, and any such investments that were in an unrealized loss position at June 30, 2013 were in such position due to interest rate changes, sector credit rating changes or company-specific rating changes. As we intend and believe that we have the ability to hold such investments for a period of time that will be sufficient for anticipated recovery in market value, we currently expect to receive the full principal or recover our cost basis in these securities. The declines in value of the securities in our portfolio are considered to be temporary in nature and, accordingly, we do not believe these securities are impaired as of June 30, 2013.

We believe our current working capital and anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations and capital expenditures for at least the next 12 months. We may use a portion of our available cash and cash equivalents, or funds underlying our marketable securities, to repurchase shares of our common stock pursuant to repurchase programs authorized by our Board of Directors. With our strong working capital position, we believe that we have the ability to continue to invest in further development of our products and, when necessary or appropriate, make selective acquisitions or other strategic investments to strengthen our product portfolio, secure key intellectual properties, or expand our production capacity.

Cash Flows

In summary, our cash flows were as follows (in thousands):

	Fiscal Years Ended			Year-Over-Year Change	
	June 30, 2013	June 24, 2012	June 26, 2011	2012 to 2013	2011 to 2012
Cash provided by operating activities	$285,234	$242,280	$251,380	$42,954	($9,100)
Cash used in investing activities	(380,307)	(448,141)	(303,234)	67,834	(144,907)
Cash provided by (used in) financing activities	105,952	(6,692)	44,546	112,644	(51,238)
Effect of foreign exchange changes	305	840	475	(535)	365
Net increase (decrease) in cash and cash equivalents	$11,184	($211,713)	($6,833)	$222,897	($204,880)

The following is a discussion of our primary sources and uses of cash in our operating, investing and financing activities.

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $285.2 million in fiscal 2013 from $242.3 million in fiscal 2012. The increase was primarily due to the increase in our net income. Net cash provided by operating activities decreased slightly to $242.3 million in fiscal 2012 from $251.4 million in fiscal 2011. The change was due primarily to lower net income partially offset by decreases in inventory, excluding inventory acquired.

Cash Flows from Investing Activities

Net cash used in investing activities was $380.3 million for fiscal 2013 compared to $448.1 million for fiscal 2012. This year-over-year decrease in cash used in investing activities was primarily the result of a reduction in cash used in business combinations, partially offset by an increase in the net purchases of available-for-sale investments during fiscal 2013.

Net cash used in investing activities was $448.1 million for fiscal 2012 compared to $303.2 million for fiscal 2011. This year-over-year increase was primarily the result of the $454.6 million in cash used to acquire Ruud Lighting in fiscal 2012, partially offset by a decrease in purchases of property and equipment and an increase in our proceeds from the sale and maturity of investments, some of which were liquidated to pay for the acquisition.

We continue to actively manage our capital spending. For fiscal 2014, we target committing approximately $120.0 million of capital investment to support our strategic priorities.

Cash Flows from Financing Activities

Net cash provided by financing activities was $106.0 million in fiscal 2013 compared to net cash used by financing activities of $6.7 million in fiscal 2012. Our financing activities primarily consisted of proceeds of $107.6 million and $5.3 million for fiscal 2013 and 2012, respectively, from net issuances of common stock pursuant to the exercise of employee stock options and purchases under our employees stock purchase plan, including the excess tax benefit on those exercises.

In fiscal 2012, net cash used in financing activities was $6.7 million compared to net cash provided by financing activities of $44.5 million in fiscal 2011. This change was primarily related to the repurchase of 0.5 million shares of common stock worth approximately $12.0 million during the fourth quarter of fiscal 2012, and a reduction in stock option exercises during fiscal 2012 as compared to fiscal 2011. There were no common stock repurchases during fiscal 2011.

As of June 30, 2013, pursuant to an extension of our stock repurchase program authorized by our Board of Directors, we are authorized to repurchase shares of our common stock having an aggregate purchase price not exceeding $200 million for all purchases from June 20, 2013 through the expiration of the program on June 29, 2014. Since the inception of our stock repurchase program in 2001, we have repurchased approximately 10.3 million shares of our common stock at an average price of $19.95 per share with an aggregate value of $205.4 million.

At the discretion of our management, the repurchase program can be implemented through open market or privately negotiated transactions. We will determine the time and extent of repurchases based on our evaluation of market conditions and other factors.

Fair Value

Under accounting principles generally accepted in the United States (U.S. GAAP), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. U.S. GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. The fair value hierarchy is categorized into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical instruments that we are able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 - Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The financial assets for which we perform recurring fair value remeasurements are cash equivalents and short-term investments. The financial assets for which we may be required to perform non-recurring fair value remeasurements (e.g., an impairment of assets) are any investments in privately-held companies. As of June 30, 2013, financial assets utilizing Level 1 inputs included money market funds. Financial assets utilizing Level 2 inputs included corporate bonds, municipal bonds, U.S. agency securities, non-U.S. certificates of deposit and non-U.S. government securities. Level 2 assets are valued using a third-party pricing services consensus price which is a weighted average price based on multiple sources. These sources determine prices utilizing market income models which factor in, where applicable, transactions of similar assets in active markets, transactions of identical assets in infrequent markets, interest rates, bond or credit default swap spreads and volatility. We do not have any significant financial assets requiring the use of Level 3 inputs. Please refer to Note 6, "Fair Value of Financial Instruments" to the consolidated financial statements included in Item 8 of this Annual Report for further information.

Financial and Market Risks

We are exposed to financial and market risks, including changes in interest rates, currency exchange rates and commodities risk. We have entered and may in the future enter into foreign currency derivative financial instruments in an effort to manage or hedge some of our foreign exchange rate risk. We may not be able to engage in hedging transactions in the future, and even if we do, foreign currency fluctuations may still have a material adverse effect on our results of operations and financial performance. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at June 30, 2013 and June 24, 2012. Actual results may differ materially.

Interest Rates

We maintain an investment portfolio principally composed of high-grade corporate debt, commercial paper, government securities, and other investments at fixed interest rates that vary by security. In order to minimize risk, our cash management policy permits us to acquire investments rated "A" grade or better. The potential loss in fair value resulting from a hypothetical 10% decrease in quoted market price of our investments was approximately $83.4 million at June 30, 2013 and $56.6 million at June 24, 2012.

Currency Exchange Rates

As we operate internationally and have transactions denominated in foreign currencies, including the Chinese Renminbi and Euro, among others, we are exposed to currency exchange rate risks. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Our primary exposures relate to the exchange rates between the U.S. Dollar and the Chinese Renminbi. The potential loss in fair value resulting from a hypothetical 10% increase in the value of the U.S. Dollar compared to the Chinese Renminbi was approximately $3.1 million at June 30, 2013 and $3.8 million at June 24, 2012.

Commodities

We utilize significant amounts of precious metals, gases and other commodities in our manufacturing processes. General economic conditions, market specific changes or other factors outside of our control may affect the pricing of these commodities. We do not use financial instruments to hedge commodity prices.

Off-Balance Sheet Arrangements

We do not use off-balance sheet arrangements with unconsolidated entities or related parties, nor do we use any other forms of off-balance sheet arrangements. Accordingly, our liquidity and capital resources are not subject to off-balance sheet risks from unconsolidated entities. As of June 30, 2013, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

We have entered into operating leases primarily for certain of our U.S. and international facilities in the normal course of business. Future minimum lease payments under our operating leases as of June 30, 2013 are detailed above in "Liquidity and Capital Resources" in the section entitled "Contractual Obligations."

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In the application of U.S. GAAP, we are required to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities in our consolidated financial statements. Changes in the accounting estimates from period to period are reasonably likely to occur. Accordingly, actual results could differ significantly from the estimates made by management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations may be affected.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, valuation of stock-based compensation, valuation of long-lived and intangible assets, tax related contingencies, valuation of inventories, product warranty obligations, other contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions, including expected trends that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Our significant accounting policies are discussed in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to the consolidated financial statements included in Item 8 of this Annual Report. We believe that the following are our most critical accounting policies and estimates, each of which is critical to the portrayal of our financial condition and results of operations and requires our most difficult, subjective and complex judgments. Our management has reviewed our critical accounting policies and the related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition

We recognize product revenue when the earnings process is complete, as evidenced by persuasive evidence of an arrangement (typically in the form of a purchase order) when the sales price is fixed or determinable, collection of revenue is reasonably assured, and title and risk of loss have passed to the customer.

For the year ended June 30, 2013, 57% of our product sales were made to distributors. Distributors stock inventory and sell our products to their own customer base, which may include: value added resellers; manufacturers who incorporate our products into their own manufactured goods; or ultimate end users of our products. We recognize revenue upon shipment of our products to our distributors. This arrangement is often referred to as a "sell-in" or "point-of-purchase" model as opposed to a "sell-through" or "point-of-sale" model, where revenue is deferred and not recognized until the distributor sells the product through to their customer.

Our distributors may be provided limited rights that allow them to return a portion of inventory (Product Exchange Rights or Stock Rotation Rights) and receive credits for changes in selling prices (Price Protection Rights) or customer pricing arrangements under our "ship and debit" program or other targeted sales incentives. When determining our net revenue, we make significant judgments and estimates corresponding with product shipments. We recognize a reserve for estimated future returns, changes in selling prices, and other targeted sales incentives when product ships. We also recognize an asset for the estimated value of product returns that we believe will be returned to inventory in the future and resold, and these estimates are based upon historical data, current economic trends, distributor inventory levels and other related factors. Our financial condition and operating results are dependent upon our ability to make reliable estimates. Actual results may vary and could have a significant impact on our operating results.

From time to time, we will issue a new price book for our products, and provide a credit to certain distributors for inventory quantities on hand if required by our agreement with the distributor. This practice is known as price protection. These credits are applied against the reserve that we establish upon initial shipment of product to the distributor.

Under the ship and debit program, products are sold to distributors at negotiated prices and the distributors are required to pay for the products purchased within our standard commercial terms. Subsequent to the initial product purchase, a distributor may request a price allowance for a particular part number(s) for certain target customers, prior to the distributor reselling the particular part to that customer. If we approve an allowance and the distributor resells the product to the target customer, we credit the distributor according to the allowance we approved. These credits are applied against a reserve we establish upon initial shipment of product to the distributor.

In addition, we run sales incentive programs with certain distributors and resellers, such as product rebates and cooperative advertising campaigns. We recognize these incentives at the time they are offered to customers and record a credit to their account with an offsetting expense as either a reduction to revenue, increase to cost of revenue, or marketing expense depending on the type of sales incentive.

Warranties

Product warranties are estimated and recognized at the time we recognize revenue. The warranty periods range from ninety days to ten years. We estimate these warranty liabilities at the time of sale, based on historical and projected incident rates and expected future warranty costs. We evaluate our warranty reserves on a quarterly basis based on various factors including historical warranty claims, assumptions about the frequency of warranty claims, and assumptions about the frequency of product failures derived from quality testing, field monitoring and our reliability estimates. Actual product failure rates that materially differ from our estimates could have a significant impact on our operating results.

Inventories

Inventories are stated at the lower of cost or market, with market not to exceed net realizable value. We write-down our inventory for estimated obsolescence equal to the difference between the cost of inventory and its estimated market value based upon an aging analysis of the inventory on hand, specifically known inventory-related risks (such as technological obsolescence), and assumptions about future demand. We also analyze sales levels by product type, including historical and estimated future customer demand for those products to determine if any additional reserves are appropriate. For example, we adjust for items that are considered obsolete based upon changes in customer demand, manufacturing process changes or new product introductions that may eliminate demand for the product. Any adjustment to our inventory as a result of an estimated obsolescence or net realizable condition is reflected as a component of our cost of revenue. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and any subsequent improvements in facts and circumstances do not result in the restoration or increase in that newly established cost basis. We recognized charges for write-downs in inventory of $12.5 million, $14.7 million and $14.6 million, for fiscal 2013, 2012 and 2011, respectively.

In order to determine what costs can be included in the valuation of inventory, we determine normal capacity for our manufacturing facilities based on historical patterns. If our estimates regarding customer demand are inaccurate, or market conditions or technology change in ways that are less favorable than those projected by management, we may be required to take excess capacity charges in accordance with U.S. GAAP, which could have an adverse effect on our operating results.

Deferred Tax Asset Valuation Allowances

In assessing the adequacy of a recognized valuation allowance, we consider all positive and negative evidence and a variety of factors including historical and projected future taxable income and prudent and feasible tax planning strategies. When we establish or increase a valuation allowance, our income tax expense increases in the period such determination is made. If we decrease a valuation allowance, our income tax expense decreases in the period such a determination is made.

Tax Contingencies

We are subject to periodic audits of our income tax returns by federal, state and local agencies. These audits typically include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, "Income Taxes" (ASC 740), we regularly evaluate the exposures associated with our various tax filing positions. ASC 740 states that a tax benefit should not be recognized for financial statement purposes for an uncertain tax filing position where it is not more likely than not (likelihood of greater than 50%) for being sustained by the taxing authorities based on the technical merits of the position.

In accordance with the provisions of ASC 740, we have established unrecognized tax benefits (as a reduction to the deferred tax asset or as an increase to other liabilities) to reduce some or all of the tax benefit of any of our tax positions at the time we determine that the positions become uncertain based upon one of the following: (1) the tax position is not "more likely than not" to be sustained, (2) the tax position is "more likely than not" to be sustained, but for a lesser amount, (3) the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without considerations of the possibility of offset or aggregation with other tax positions taken. We adjust these unrecognized tax benefits, including any impact on the related interest and penalties, in light of changing facts and circumstances, such as the progress of a tax audit.

A number of years may elapse before a particular matter for which we have established an unrecognized tax benefit is audited and fully resolved. To the extent we prevail in matters for which we have established an unrecognized benefit or are required to pay amounts in excess of what we have recognized our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement might require use of our cash and/or result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Accounting for Stock-Based Compensation

We account for awards of stock-based compensation under our employee stock-based compensation plans using the fair value method. Accordingly, we estimate the grant date fair value of our stock-based awards and amortize this fair value to compensation expense over the requisite service period or vesting term. We currently use the Black-Scholes option-pricing model to estimate the fair value of our stock option and ESPP awards. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our then current stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividends.

Due to the inherent limitations of option-valuation models, future events that are unpredictable and the estimation process utilized in determining the valuation of the stock-based awards, the ultimate value realized by award holders may vary significantly from the amounts expensed in our financial statements. For restricted stock and stock unit awards, grant date fair value is based upon the market price of our common stock on the date of the grant. This fair value is then amortized to compensation expense over the requisite service period or vesting term.

We estimate expected forfeitures at the time of grant and revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Our determination of an estimated forfeiture rate is primarily based upon a review of historical experience but may also include consideration of other facts and circumstances we believe are indicative of future activity. The assessment of an estimated forfeiture rate will not alter the total compensation expense to be recognized, only the timing of this recognition as compensation expense is adjusted to reflect instruments that actually vest.

If actual results are not consistent with our assumptions and judgments used in estimating key assumptions, we may be required to adjust compensation expense, which could be material to our results of operations.

Recoverability of Long-Lived Assets

We evaluate long-lived assets such as property, equipment and definite lived intangible assets, such as patents, for impairment whenever events or circumstances indicate that the carrying value of the assets recognized in our financial statements may not be recoverable. Factors that we consider include whether there has been a significant decrease in the market value of an asset, a significant change in the way an asset is being used, or a significant change, delay or departure in our strategy for that asset. Our assessment of the recoverability of long-lived assets involves significant judgment and estimation. These assessments reflect our assumptions, which, we believe, are consistent with the assumptions hypothetical marketplace participants use. Factors that we must estimate when performing recoverability and impairment tests include, among others, the economic life of the asset, sales volumes, prices, cost of capital, tax rates, and capital spending. These factors are often interdependent and therefore do not change in isolation. If impairment is indicated, we first determine if the total estimated future cash flows on an undiscounted basis are less than the carrying amounts of the asset or assets. If so, an impairment loss is measured and recognized.

After an impairment loss is recognized, a new, lower cost basis for that long-lived asset is established. Subsequent changes in facts and circumstances do not result in the reversal of a previously recognized impairment loss.

Our impairment loss calculations require that we apply judgment in estimating future cash flows and asset fair values, including estimating useful lives of the assets. To make these judgments, we may use internal discounted cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be required to recognize additional impairment losses which could be material to our results of operations.

Goodwill

We test goodwill for impairment at least annually as of the first day of the fiscal fourth quarter, or when indications of potential impairment exist. We monitor for the existence of potential impairment indicators throughout the fiscal year. We conduct impairment testing for goodwill at the reporting unit level. Reporting units, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 350, "Intangibles - Goodwill and Other" (ASC 350), may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. We have determined that our reporting units are our three operating and reportable segments.

We may initiate goodwill impairment testing by considering qualitative factors to determine whether it is more likely than not that a reporting unit's carrying value is greater than its fair value. Such factors may include the following, among others: a significant decline in the reporting unit's expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate, unanticipated competition; and slower growth rates; as well as changes in management, key personnel, strategy, and/or customers. If our qualitative assessment reveals that goodwill impairment is more likely than not, we perform the two-step impairment test. Alternatively, we may bypass the qualitative test and initiate goodwill impairment testing with the first step of the two-step goodwill impairment test.

During the first step of the goodwill impairment test, we compare the fair value of the reporting unit to its carrying value, including goodwill. We derive a reporting unit's fair value through a combination of the market approach (a guideline transaction method) and the income approach (a discounted cash flow analysis). The income approach utilizes a discount rate from the capital asset pricing model. If all reporting units are analyzed during the first step of the goodwill impairment test, their respective fair values are reconciled back to the Company's consolidated market capitalization.

If the fair value of a reporting unit exceeds its carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure possible goodwill impairment loss. During the second step, we hypothetically value the reporting unit's tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit's goodwill is compared to the carrying value of its goodwill. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value of the reporting unit's goodwill. Once an impairment loss is recognized, the adjusted carrying value of the goodwill becomes the new accounting basis of the goodwill for the reporting unit.

Indefinite Lived Intangible Assets

We test indefinite lived intangible assets for impairment at least annually in the fiscal fourth quarter, or when indications of potential impairment exist. We monitor for the existence of potential impairment indicators throughout the fiscal year. Our impairment test may begin with a qualitative test to determine whether it is more likely than not that an indefinite lived intangible asset's carrying value is greater than its fair value. If our qualitative assessment reveals that asset impairment is more likely than not, we perform a quantitative impairment test by comparing the fair value of the indefinite lived intangible asset to its carrying value. Alternatively, we may bypass the qualitative test and initiate impairment testing with the quantitative impairment test.

Determining the fair value of indefinite-lived intangible assets entails significant estimates and assumptions including, but not limited to, determining the timing and expected costs to complete development projects, estimating future cash flows from product sales, developing appropriate discount rates, estimating probability rates for the successful completion of development projects, continuation of customer relationships and renewal of customer contracts, and approximating the useful lives of the intangible assets acquired.

If the fair value of the indefinite lived intangible asset exceeds its carrying value, we conclude that no indefinite lived intangible asset impairment has occurred. If the carrying value of the indefinite lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value. Once an impairment loss is recognized, the adjusted carrying value becomes the new accounting basis of the indefinite lived intangible asset.

Contingent Liabilities

We provide for contingent liabilities in accordance with U.S. GAAP, under which a loss contingency is charged to income when (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and (2) the amount of the loss can be reasonably estimated.

Periodically, we review the status of each significant matter to assess the potential financial exposure. If a potential loss is considered probable and the amount can be reasonably estimated, we reflect the estimated loss in our results of operations. Significant judgment is required to determine the probability that a liability has been incurred or an asset impaired and whether such loss is reasonably estimable. Because of uncertainties related to these matters, accruals are based on the best information available at the time. Further, estimates of this nature are highly subjective, and the final outcome of these matters could vary significantly from the amounts that may have been included in the accompanying consolidated financial statements. In determining the probability of an unfavorable outcome of a particular contingent liability and whether such liability is reasonably estimable, we consider the individual facts and circumstances related to the liability, opinions of legal counsel and recent legal rulings by the appropriate regulatory bodies, among other factors. As additional information becomes available, we reassesses the potential liability related to our pending and threatened claims and litigation and may revise our estimates accordingly. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. See also a discussion of specific contingencies in Note 12, "Commitments and Contingencies," to our consolidated financial statements in Item 8 of this Annual Report.

Recent Accounting Pronouncements

See Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements in Item 8 of this Annual Report for a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

See the section entitled "Financial and Market Risks" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cree, Inc.

We have audited the accompanying consolidated balance sheets of Cree, Inc. as of June 30, 2013 and June 24, 2012, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cree, Inc. at June 30, 2013 and June 24, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cree, Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated August 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Raleigh, North Carolina
August 27, 2013

CREE, INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2013	June 24, 2012
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$190,069	$178,885
Short-term investments	833,846	565,628
Total cash, cash equivalents, and short-term investments	1,023,915	744,513
Accounts receivable, net	192,507	152,258
Inventories	197,001	188,849
Deferred income taxes	26,125	21,744
Prepaid expenses and other current assets	76,218	56,917
Total current assets	1,515,766	1,164,281
Property and equipment, net	542,833	582,461
Intangible assets, net	357,525	376,075
Goodwill	616,345	616,345
Other assets	19,941	8,336
Total assets	$3,052,410	$2,747,498
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, trade	$121,441	$78,873
Accrued salaries and wages	41,407	29,837
Income taxes payable	1,315	3,834
Other current liabilities	43,248	36,633
Total current liabilities	207,411	149,177
Long-term liabilities:		
Deferred income taxes	25,504	15,609
Other long-term liabilities	12,843	22,695
Total long-term liabilities	38,347	38,304
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Preferred stock, par value $0.01; 3,000 shares authorized at June 30, 2013 and June 24, 2012; none issued and outstanding	—	—
Common stock, par value $0.00125; 200,000 shares authorized at June 30, 2013 and June 24, 2012; 119,623 and 115,906 shares issued and outstanding at June 30, 2013 and June 24, 2012, respectively	148	144
Additional paid-in-capital	2,025,764	1,861,502
Accumulated other comprehensive income, net of taxes	8,244	11,133
Retained earnings	772,496	687,238
Total shareholders' equity	2,806,652	2,560,017
Total liabilities and shareholders' equity	$3,052,410	$2,747,498

The accompanying notes are an integral part of the consolidated financial statements.

CREE, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended		
	June 30, 2013	**June 24, 2012**	**June 26, 2011**
	(In thousands, except per share data)		
Revenue, net	$1,385,982	$1,164,658	$987,615
Cost of revenue, net	862,722	755,196	551,842
Gross profit	523,260	409,462	435,773
Operating expenses:			
Research and development	155,889	143,357	115,035
Sales, general and administrative	236,581	197,092	139,304
Amortization of acquisition-related intangibles	30,823	26,274	10,776
Loss on disposal or impairment of long-lived assets	3,473	3,481	1,952
Total operating expenses	426,766	370,204	267,067
Operating income	96,494	39,258	168,706
Non-operating income, net	11,063	8,389	9,521
Income before income taxes	107,557	47,647	178,227
Income tax expense	20,632	3,235	31,727
Net income	$86,925	$44,412	$146,500
Earnings per share:			
Basic	$0.75	$0.39	$1.35
Diluted	$0.74	$0.39	$1.33
Shares used in per share calculation:			
Basic	116,621	114,693	108,522
Diluted	117,979	115,225	110,035

The accompanying notes are an integral part of the consolidated financial statements.

CREE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
		(In thousands)	
Net income	$86,925	$44,412	$146,500
Other comprehensive income:			
Currency translation loss, net of tax benefit of $36, $126 and $0, respectively	(53)	(209)	—
Net unrealized (loss) gain on available-for-sale securities, net of tax benefit (expense) of $1,724, $1,059 and ($558), respectively	(2,836)	(1,749)	920
Other comprehensive (loss) income	(2,889)	(1,958)	920
Comprehensive income	$84,036	$42,454	$147,420

The accompanying notes are an integral part of the consolidated financial statements.

CREE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
	(In thousands)		
Cash flows from operating activities:			
Net income	$86,925	$44,412	$146,500
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	153,301	142,709	108,605
Stock-based compensation	53,899	46,393	38,240
Excess tax benefit from share-based payment arrangements	(11,390)	(277)	(10,141)
Loss on disposal or impairment of long-lived assets	3,473	3,481	1,952
Amortization of premium/discount on investments	9,503	8,330	15,696
Changes in operating assets and liabilities, net of effect of acquisition:			
Accounts receivable	(40,430)	(9,365)	(963)
Inventories	(8,406)	26,904	(63,450)
Prepaid expenses and other assets	(25,350)	(7,356)	(33,398)
Accounts payable, trade	41,800	(10,105)	18,442
Accrued salaries and wages and other liabilities	21,909	(2,846)	29,897
Net cash provided by operating activities	285,234	242,280	251,380
Cash flows from investing activities:			
Purchases of property and equipment	(77,468)	(95,015)	(237,085)
Payment of contingent consideration for acquired business	—	—	(13,159)
Purchases of available-for-sale investments	(724,467)	(345,457)	(382,520)
Proceeds from maturities of available-for-sale investments	392,878	186,425	252,603
Proceeds from sale of property and equipment	301	252	205
Proceeds from sale of available-for-sale investments	49,307	277,463	89,474
Purchase of acquired business, net of cash acquired	—	(454,605)	—
Purchases of patent and licensing rights	(20,858)	(17,204)	(12,752)
Net cash used in investing activities	(380,307)	(448,141)	(303,234)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	96,229	5,012	34,405
Excess tax benefit from share-based payment arrangements	11,390	277	10,141
Repurchases of common stock	(1,667)	(11,981)	—
Net cash provided by (used in) financing activities	105,952	(6,692)	44,546
Effect of foreign exchange changes on cash and cash equivalents	305	840	475
Net increase (decrease) in cash and cash equivalents	11,184	(211,713)	(6,833)
Cash and cash equivalents:			
Beginning of period	178,885	390,598	397,431
End of period	$190,069	$178,885	$390,598
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$24,747	$17,984	$31,201

The accompanying notes are an integral part of the consolidated financial statements.

CREE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Number of Shares	Par Value				
			(In thousands)			
Balance at June 27, 2010	**108,002**	**$135**	**$1,507,435**	**$508,307**	**$12,171**	**$2,028,048**
Net income	—	—	—	146,500	—	146,500
Currency translation gain	—	—	—	—	—	—
Unrealized gain on available-for-sale securities, net of tax expense of $558	—	—	—	—	920	920
Comprehensive income						147,420
Income tax benefits from stock option exercises	—	—	7,865	—	—	7,865
Repurchased shares	—	—	—	—	—	—
Stock-based compensation	—	—	39,061	—	—	39,061
Exercise of stock options and issuance of shares	1,605	1	39,169	—	—	39,170
Balance at June 26, 2011	**109,607**	**$136**	**$1,593,530**	**$654,807**	**$13,091**	**$2,261,564**
Net income	—	—	—	44,412	—	44,412
Currency translation loss, net of tax benefit of $126	—	—	—	—	(209)	(209)
Unrealized loss on available-for-sale securities, net of tax benefit of $1,059	—	—	—	—	(1,749)	(1,749)
Comprehensive income						42,454
Income tax benefits from stock option exercises	—	—	(354)	—	—	(354)
Repurchased shares	(521)	—	(856)	(11,981)	—	(12,837)
Stock-based compensation	—	—	45,784	—	—	45,784
Exercise of stock options and issuance of shares	6,820	8	223,398	—	—	223,406
Balance at June 24, 2012	**115,906**	**$144**	**$1,861,502**	**$687,238**	**$11,133**	**$2,560,017**
Net income	—	—	—	86,925	—	86,925
Currency translation loss, net of tax benefit of $36	—	—	—	—	(53)	(53)
Unrealized loss on available-for-sale securities, net of tax benefit of $1,724	—	—	—	—	(2,836)	(2,836)
Comprehensive income						84,036
Income tax benefits from stock option exercises	—	—	4,028	—	—	4,028
Repurchased shares	(41)	—	—	(1,667)	—	(1,667)
Stock-based compensation	—	—	55,074	—	—	55,074
Exercise of stock options and issuance of shares	3,758	4	105,160	—	—	105,164
Balance at June 30, 2013	**119,623**	**$148**	**$2,025,764**	**$772,496**	**$8,244**	**$2,806,652**

The accompanying notes are an integral part of the consolidated financial statements.

CREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Business

Cree, Inc. (the Company) is a leading innovator of lighting-class light emitting diode (LED) products, lighting products and semiconductor products for power and radio-frequency (RF) applications. The Company's products are targeted for applications such as indoor and outdoor lighting, video displays, transportation, electronic signs and signals, power supplies, inverters and wireless systems.

The Company develops and manufactures semiconductor materials and devices primarily based on silicon carbide (SiC), gallium nitride (GaN) and related compounds. In many cases, the properties of SiC and GaN offer technical advantages over traditional silicon, gallium arsenide (GaAs) and other materials used for electronic applications.

The Company's LED products consist of LED components, LED chips, and SiC materials. As LED technology improves, the Company believes the potential market for LED lighting will continue to expand. The Company's success in selling LED products depends upon the ability to offer innovative products and its ability to enable its customers to develop and market LED-based products that successfully compete and drive LED adoption against traditional lighting products.

The Company's lighting products consist of both LED and traditional lighting systems. The Company designs, manufactures and sells lighting fixtures and lamps for the commercial, industrial and consumer markets.

In addition, the Company develops, manufactures and sells power and RF devices. The Company's power products are made from SiC and provide increased efficiency, faster switching speeds and reduced system size and weight over comparable silicon-based power devices. The Company's RF devices are made from GaN and provide improved efficiency, bandwidth and frequency of operation as compared to silicon or gallium arsenide.

The majority of the Company's products are manufactured at its production facilities located in North Carolina, Wisconsin, and China. The Company also uses contract manufacturers for certain aspects of product fabrication, assembly and packaging. The Company operates research and development facilities in North Carolina, California, Wisconsin, India, and China.

Cree, Inc. is a North Carolina corporation established in 1987 and is headquartered in Durham, North Carolina.

As of June 30, 2013, the Company has three reportable segments:

- LED Products
- Lighting Products
- Power and RF Products

For financial results by reportable segment, please refer to Note 13, "Reportable Segments."

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is a 52 or 53-week period ending on the last Sunday in the month of June. The Company's 2013 fiscal year was a 53-week fiscal year and the 2012 and 2011 fiscal years were 52-week fiscal years. The Company's 2014 fiscal year will be a 52-week fiscal year.

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, valuation of stock-based compensation, valuation of long-lived and intangible assets, tax related contingencies, valuation of inventories, product warranty obligations, other contingencies and litigation, among others. The Company generally bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Segment Information

U.S. GAAP requires segmentation based on an entity's internal organization and reporting of revenue and operating income based upon internal accounting methods commonly referred to as the "management approach." Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making group, in deciding how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined that it currently has three operating and reportable segments.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash accounts and highly liquid investments with an original maturity of three months or less when purchased. Cash and cash equivalents are carried at cost, which approximates fair value. The Company holds cash and cash equivalents at several major financial institutions, which often exceed insurance limits set by the Federal Deposit Insurance Corporation (FDIC). The Company has not historically experienced any losses due to such concentration of credit risk.

Investments

Investments in certain securities may be classified into three categories:

- Held-to-Maturity – Debt securities that the entity has the positive intent and ability to hold to maturity, which are reported at amortized cost.
- Trading Securities – Debt and equity securities that are bought and held principally for the purpose of selling in the near term, which are reported at fair value, with unrealized gains and losses included in earnings.
- Available-for-Sale – Debt and equity securities not classified as either securities held-to-maturity or trading securities, which are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity.

The Company reassesses the appropriateness of the classification (i.e. held-to-maturity, trading securities, or available-for-sale) of its investments at the end of each reporting period.

When the fair value of an investment declines below its original cost, the Company considers all available evidence to evaluate whether the decline is other-than-temporary. Among other things, the Company considers the duration and extent of the decline and economic factors influencing the capital markets. For the fiscal years ended June 30, 2013, June 24, 2012, and June 26, 2011, the Company had no other-than-temporary declines below the cost basis of its investments. The Company utilizes specific identification in computing realized gains and losses on the sale of investments. Realized gains and losses on investments are reported in other income and expense.

Investments in marketable securities with maturities beyond one year may be classified as short term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Inventories

Inventories are stated at lower of cost or market, with cost determined on a first-in, first-out (FIFO) method or an average cost method. The Company writes down its inventory balances for estimates of excess and obsolete amounts. These write-downs are recognized as a component of cost of revenue. At the point of the write-down, a new lower-cost basis for that inventory is established, and any subsequent improvements in facts and circumstances do not result in the restoration or increase in that newly established lower cost basis. The Company recognized charges for write-downs in inventory of $12.5 million, $14.7 million and $14.6 million, for fiscal 2013, 2012 and 2011, respectively.

Property and Equipment

Property and equipment are recognized at cost and depreciated on a straight-line basis over the assets' estimated useful lives. Leasehold improvements are amortized over the lesser of the asset life or the life of the related lease. In general, the Company's policy for useful lives is as follows:

Manufacturing equipment	3 to 15 years
Buildings and building improvements .	5 to 40 years
Furniture and office equipment	3 to 5 years
Aircraft and vehicles	5 to 20 years
Leasehold improvements......................	Shorter of estimated useful life or lease term

Expenditures for repairs and maintenance are charged to expense as incurred. The costs for major renewals and improvements are capitalized and depreciated over their estimated useful lives. The cost and related accumulated depreciation of the assets are removed from the accounts upon disposition and any resulting gain or loss is reflected in operating income.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenues and are recognized as a period expense during the period in which they are incurred.

Goodwill and Intangible Assets

The Company recognizes the assets acquired and liabilities assumed in business combinations at their respective fair values at the date of acquisition, with any excess purchase price recognized as goodwill. Valuation of intangible assets and in-process research and development entails significant estimates and assumptions including, but not limited to, determining the timing and expected costs to complete development projects, estimating future cash flows from product sales, developing appropriate discount rates, estimating probability rates for the successful completion of development projects, continuation of customer relationships and renewal of customer contracts, and approximating the useful lives of the intangible assets acquired.

Goodwill

The Company recognizes goodwill as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company tests goodwill for impairment annually as of the first day of the fiscal fourth quarter, or when indications of potential impairment exist. The Company monitors the existence of potential impairment indicators throughout the fiscal year.

The Company conducts impairment testing for goodwill at the reporting unit level. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. The Company has determined that its reporting units are its three operating and reportable segments.

The Company may initiate goodwill impairment testing by considering qualitative factors to determine whether it is more likely than not that a reporting unit's carrying value is greater than its fair value. Such factors may include the following, among others: a significant decline in the reporting unit's expected future cash flows; a sustained, significant decline in the Company's stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; and slower growth rates as well as changes in management, key personnel, strategy, and/or customers. If the Company's qualitative assessment reveals that goodwill impairment is more likely than not, the Company performs the two-step goodwill impairment test. Alternatively, the Company may bypass the qualitative test and initiate goodwill impairment testing with the first step of the two-step goodwill impairment test.

During the first step of the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company derives a reporting unit's fair value through a combination of the market approach (a guideline transaction method) and the income approach (a discounted cash flow analysis). The income approach utilizes a discount rate from the capital asset pricing model. If all reporting units are analyzed during the first step of the goodwill impairment test, their respective fair values are reconciled back to the Company's consolidated market capitalization.

If the fair value of a reporting unit exceeds its carrying value, then the Company concludes that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to measure possible goodwill impairment loss. During the second step, the Company hypothetically values the reporting unit's tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit's goodwill is compared to the carrying value of its goodwill. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss in an amount equal to the excess, not to exceed the carrying value of the reporting unit's goodwill. Once an impairment loss is recognized, the adjusted carrying value of the goodwill becomes the new accounting basis of the goodwill for the reporting unit.

Indefinite-Lived Intangible Assets

The Company's indefinite-lived intangible assets are comprised of trade names as a result of the Ruud Lighting acquisition. These are tested for impairment annually in the fiscal fourth quarter, or when events or changes in circumstances indicate potential impairment may exist. The Company monitors the existence of potential impairment indicators throughout the fiscal year.

The Company's impairment test may begin with a qualitative test to determine whether it is more likely than not that an indefinite lived intangible asset's carrying value is greater than its fair value. If the Company's qualitative assessment reveals that asset impairment is more likely than not, the Company performs a quantitative impairment test by comparing the fair value of the indefinite lived intangible asset to its carrying value. Alternatively, the Company may bypass the qualitative test and initiate impairment testing with the quantitative impairment test. Fair value reflects the price a market participant would be willing to pay in a potential sale of the asset. Determining the fair value of indefinite-lived intangible assets entails significant estimates and assumptions including, but not limited to, determining the timing and expected costs to complete development projects, estimating future cash flows from product sales, developing appropriate discount rates, estimating probability rates for the successful completion of development projects, continuation of customer relationships and renewal of customer contracts, and approximating the useful lives of the intangible assets acquired.

If the fair value of the indefinite lived intangible asset exceeds its carrying value, then the Company concludes that no indefinite lived intangible asset impairment has occurred. If the carrying value of the indefinite lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to the excess, not to exceed the carrying value. Once an impairment loss is recognized, the adjusted carrying value becomes the new accounting basis of the indefinite lived intangible asset.

In-Process Research and Development

The Company acquired in-process research and development (IPR&D) as a result of the Ruud Lighting acquisition. The Company determines the fair value of IPR&D acquired in a business combination based on the present value of each project's projected cash flows using an income approach. IPR&D is initially capitalized and considered to be indefinite-lived assets subject to annual impairment reviews or more often upon the occurrence of certain events. If the fair value of the intangible assets is less than its carrying value, an impairment loss is recognized for the difference. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, the Company recognizes an impairment loss for the value of the related intangible asset in the period it is abandoned.

Other Intangible Assets

U.S. GAAP requires that intangible assets, other than goodwill and indefinite-lived intangibles, must be amortized over their useful lives. The Company is currently amortizing its acquired intangible assets with finite lives over periods ranging from one to twenty years.

Patent rights reflect costs incurred by the Company in applying for and maintaining patents owned by the Company and costs incurred in purchasing patents and related rights from third parties. License rights reflect costs incurred by the Company in acquiring licenses under patents owned by others. The Company amortizes both on a straight-line basis over the expected useful life of the associated patent rights, which is generally the lesser of 20 years from the date of the patent application or the license period. Royalties payable under licenses for patents owned by others are expensed as incurred. The Company reviews its capitalized patent portfolio and recognizes impairment charges when circumstances warrant, such as when patents have been abandoned or are no longer being pursued.

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property and equipment for impairment based on changes in circumstances that indicate their carrying amounts may not be recoverable. In making these determinations, the Company uses certain assumptions, including but not limited to: (1) estimations of the fair market value of the assets, and (2) estimations of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company's operations and estimated salvage values.

Contingent Liabilities

The Company provides for contingent liabilities when (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and, (2) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. See Note 12, "Commitments and Contingencies," for a discussion of loss contingencies in connection with pending and threatened litigation. The Company expenses as incurred the costs of defending legal claims against the Company.

Revenue Recognition

The Company recognizes product revenue when the earnings process is complete, as evidenced by persuasive evidence of an arrangement (typically in the form of a purchase order), when the sales price is fixed or determinable, collection of revenue is reasonably assured, and title and risk of loss have passed to the customer.

We recognize revenue upon shipment of our products to our distributors. This arrangement is often referred to as a "sell-in" or "point-of-purchase" model as opposed to a "sell-through" or "point-of-sale" model, where revenue is deferred and not recognized until the distributor sells the product through to their customer.

The Company provides its customers with limited rights of return for non-conforming shipments and product warranty claims. The Company estimates an allowance for anticipated sales returns based upon an analysis of historical sales returns and other relevant data. The Company recognizes an allowance for non-confirming returns at the time of sale as a reduction of product revenue and as a reduction to the related accounts receivable balance. The Company recognizes a liability for product warranty claims at the time of sale as an increase to cost of revenue.

A substantial portion of the Company's products are sold through distributors. Distributors stock inventory and sell the Company's products to their own customer base, which may include: value added resellers; manufacturers who incorporate the Company's products into their own manufactured goods; or ultimate end users of the Company's products. The Company recognizes revenue under the same terms as described. Certain of the Company's distributors are provided limited rights that allow them to return a portion of inventory (Product Exchange Rights or Stock Rotation Rights) and receive credits for changes in selling prices (Price Protection Rights) or customer pricing arrangements under the Company's "ship and debit" program or other targeted sales incentives. These estimates are calculated based upon historical experience, product shipment analysis, current economic conditions, on-hand inventory at the distributor, and customer contractual arrangements. The Company believes that it can reasonably and reliably estimate the allowance for distributor credits at the time of sale. Accordingly, estimates for these rights are recognized at the time of sale as a reduction of product revenue and as a reduction to the related accounts receivable balance.

From time to time, the Company will issue a new price book for its products, and provide a credit to certain distributors for inventory quantities on hand if required by the Company's agreement with the distributor. This practice is known as price protection. These credits are applied against the reserve that the Company establishes upon initial shipment of product to the distributor.

Under the ship and debit program, products are sold to distributors at negotiated prices and the distributors are required to pay for the products purchased within the Company's standard commercial terms. Subsequent to the initial product purchase, a distributor may request a price allowance for a particular part number(s) for certain target customers, prior to the distributor reselling the particular part to that customer. If the Company approves an allowance and the distributor resells the product to the target customer, the Company credits the distributor according to the allowance the Company approved. These credits are applied against a reserve the Company establishes upon initial shipment of product to the distributor.

In addition, the Company runs sales incentive programs with certain distributors and resellers, such as product rebates and cooperative advertising campaigns. The Company recognizes these incentives at the time they are offered to customers and records a credit to their account with an offsetting expense as either a reduction to revenue, increase to cost of revenue, or marketing expense depending on the type of sales incentive.

From time to time, the Company may enter into licensing arrangements related to its intellectual property. Revenue from licensing arrangements is recognized when earned and estimable. The timing of revenue recognition is dependent on the terms of each license agreement. Generally, the Company will recognize non-refundable upfront license fees related to patent licenses immediately upon receipt of the funds if the Company has no significant future obligations to perform under the arrangement. However, the Company will defer recognition for licensing fees where the Company has significant future performance requirements, the fee is not fixed (such as royalties earned as a percentage of future sales), or the fees are otherwise contingent.

Accounts Receivable

For product sales, the Company typically invoices its customers at the time of shipment for the sales order value of products shipped. Accounts receivable are recognized at the invoiced amount and are not subject to any interest or finance charges. The Company does not have any off-balance sheet credit exposure related to any of its customers.

Allowance for Doubtful Accounts

The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company becomes aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will recognize an allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes an allowance for doubtful accounts based on the length of time the receivables are past due and consideration of other factors such as industry conditions, the current business environment and the Company's historical experience.

Advertising

The Company expenses the costs of producing advertisements at the time production occurs and expenses the cost of communicating the advertising in the period in which the advertising is used. Advertising costs are included in Sales, general and administrative expenses and amounted to approximately $18.2 million, $9.7 million, and $5.7 million for the years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively.

Research and Development

Research and development activities are expensed when incurred. For contracts under which the Company anticipates that direct costs will exceed amounts to be funded over the life of the contract, costs are reported as research and development expenses when incurred, and related funding as an offset of those expenses when funds are received.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased to assume exercise of potentially dilutive stock options, nonvested restricted stock and contingently issuable shares using the treasury stock method, unless the effect of such increases would be anti-dilutive. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recognized in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Accounting for Stock-Based Compensation

The Company recognizes compensation expense for all share-based payments granted based on the fair value of the shares on the date of grant. Compensation expense is then recognized over the award's vesting period.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, available-for-sale securities, accounts and interest receivable, accounts payable and other liabilities approximate their fair values at June 30, 2013 and June 24, 2012 due to the short-term nature of these instruments.

Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances are established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Taxes payable which are not based on income are accrued ratably over the period to which they apply. For example, payroll taxes are accrued each period end based upon the amount of payroll taxes that are owed as of that date; whereas taxes such as property taxes and franchise taxes are accrued over the fiscal year to which they apply if paid at the end of a period, or they are amortized ratably over the fiscal year if they are paid in advance.

Excise Taxes

The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis (i.e. excluded from revenues and expenses).

Foreign Currency Translation

In the first quarter of fiscal 2012, the Company acquired two foreign subsidiaries as part of the Ruud Lighting acquisition that have a non-U.S. dollar functional currency. Accordingly, foreign currency translation adjustments have been recorded through other comprehensive loss in fiscal 2013 and fiscal 2012 for changes between the foreign subsidiaries' functional currency and the U.S. dollar. There were no translation adjustments recorded through other comprehensive income for the fiscal year 2011. In addition, historical foreign currency translation gains and losses incurred prior to fiscal 2010 will continue to exist in the Company's equity account balance of Accumulated Other Comprehensive Income until such time that the subsidiaries are either sold or substantially liquidated.

Because the Company and its subsidiaries transact business in currencies other than the U.S. Dollar, the Company will continue to experience varying amounts of foreign currency exchange gains and losses for subsidiaries with U.S. dollar functional currency.

Recently Adopted Accounting Pronouncements

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board (FASB) issued new guidance concerning the presentation of total comprehensive income and its components. Under this guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance also requires an entity to present on the face of the financial statements reclassification adjustments from other comprehensive income to net income. In December 2011, the FASB issued an accounting standards update that deferred the presentation requirement for other comprehensive income reclassifications on the face of the financial statements. This guidance, as amended, became effective for the Company beginning in the first quarter of fiscal 2013. The Company's adoption of the new accounting guidance did not have a significant impact on the consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued an Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which seeks to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. In particular, the ASU requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (e.g., inventory) instead of directly to income or expense in the same reporting period.

The ASU applies to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply for all reporting periods presented, both annual and interim periods. For public entities, the ASU is effective prospectively for reporting periods beginning after December 15, 2012. This guidance became effective for the Company beginning in the third quarter of fiscal 2013. The Company's adoption of the new accounting guidance did not have a significant impact on the consolidated financial statements.

Note 3 - Acquisitions

Acquisition of Ruud Lighting, Inc.

On August 17, 2011, the Company entered into a Stock Purchase Agreement with all of the shareholders of Ruud Lighting, Inc. (Ruud Lighting). Pursuant to the terms of the Stock Purchase Agreement and concurrently with the execution of the Stock Purchase Agreement, the Company acquired all of the outstanding share capital of Ruud Lighting in exchange for consideration consisting of 6.1 million shares of the Company's common stock valued at approximately $211.0 million and $372.2 million cash, subject to certain post-closing adjustments. Following the acquisition, the Company recorded certain post-closing purchase price adjustments resulting in a $2.3 million reduction to the purchase price and a total purchase price of approximately $666.0 million. The acquisition allowed the Company to expand its product portfolio into outdoor LED lighting.

Prior to the Company completing its acquisition of Ruud Lighting, Ruud Lighting completed the re-acquisition of its e-conolight business by purchasing all of the membership interests of E-conolight LLC (E-conolight). Ruud Lighting previously sold its e-conolight business in March 2010 and had been providing operational services to E-conolight since that date. In connection with the stock purchase transaction with Ruud Lighting, the Company funded Ruud Lighting's re-acquisition of E-conolight and repaid Ruud Lighting's outstanding debt in the aggregate amount of approximately $85.0 million.

The amounts of revenue, operating loss and net loss of Ruud Lighting in the consolidated statements of income from and including August 17, 2011 to June 24, 2012 were as follows (in thousands, except per share data):

	Since acquisition date to June 24, 2012
Revenue	$204,353
Operating Loss	(1,985)
Net Loss	(2,334)
Basic net loss per share	($0.02)
Diluted net loss per share	($0.02)

The following unaudited pro forma information presents a summary of the Company's consolidated results of operations as if the Ruud Lighting acquisition occurred at the beginning of the fiscal year ended June 26, 2011 (in thousands, except per share data).

	For the Years Ended	
	June 24, 2012	June 26, 2011
Revenue	$1,194,990	$1,184,765
Operating Income	37,551	154,765
Net income	42,399	134,768
Earnings per share, basic	$0.37	$1.18
Earnings per share, diluted	$0.37	$1.16

The total revenue for Ruud Lighting included in the pro forma table above was $235.8 million and $211.2 million for the years ended June 24, 2012 and June 26, 2011, respectively. These amounts have been calculated after applying the Company's accounting policies and adjusting the results of Ruud Lighting to give effect to events that are directly attributable to the Ruud Lighting acquisition, including the elimination of sales to Ruud Lighting prior to acquisition, additional depreciation and amortization that would have been charged assuming the fair value adjustments (primarily to property and equipment and intangible assets) had been applied at the beginning of the 2011 fiscal year, together with the consequential tax effects. Excluded from the pro forma net income and the earnings per share amounts for the years ended June 24, 2012 and June 26, 2011 are one-time transaction costs attributable to the Ruud Lighting acquisition of $3.1 million and $0.5 million, respectively. These transaction costs were included in Sales, general and administrative expense in the consolidated statements of income. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the 2011 fiscal year, nor is it indicative of any future results. Ruud Lighting is included in the Lighting Products segment.

Acquisition of LED Lighting Fixtures, Inc.

On February 29, 2008 the Company acquired LED Lighting Fixtures, Inc. (LLF) through a wholly owned subsidiary that merged into Cree, Inc. on June 27, 2010. The Company acquired all of the outstanding share capital of LLF in exchange for total upfront consideration of $80.8 million, consisting of (1) $16.5 million in cash, (2) approximately 1.9 million shares of the Company's common stock valued at $58.8 million, and (3) the assumption of fully vested LLF employee stock options valued at $4.5 million. The Company incurred transaction costs of approximately $1.0 million consisting primarily of professional fees incurred relating to attorneys, accountants and valuation advisors. Under the acquisition terms, additional consideration of up to $26.4 million would become payable to the former shareholders of LLF if defined product development targets and key employee retention measures were achieved over the three calendar years following the acquisition.

LLF met the conditions necessary for the earn-out payment for the calendar years ended December 31, 2008, 2009 and 2010. As a result, the Company made a cash payment in the amount of $4.4 million to the former shareholders of LLF in the third quarter of fiscal 2009, a cash payment in the amount of $8.8 million to the former shareholders of LLF in the third quarter of fiscal 2010, and a final cash payment in the amount of $13.2 million to the former shareholders of LLF in the third quarter of fiscal 2011. These incremental payments represent additional purchase price and resulted in an increase to goodwill in those fiscal years in which they were made. LLF is included in the Lighting Products segment.

Note 4 – Financial Statement Details

Accounts Receivable, net

The following table summarizes the components of accounts receivable, net (in thousands):

	June 30, 2013	June 24, 2012
Billed trade receivables	$220,307	$173,145
Unbilled contract receivables	1,171	1,576
	221,478	174,721
Allowance for sales returns, discounts and other incentives	(26,500)	(20,681)
Allowance for bad debts	(2,471)	(1,782)
Total accounts receivable, net	$192,507	$152,258

The following table summarizes the changes in the Company's allowance for sales returns, discounts and other incentives (in thousands):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Balance at beginning of period	$20,681	$19,615	$20,551
Current period claims	(84,983)	(67,773)	(50,399)
Provision for sales returns, discounts and other incentives	90,802	68,839	49,463
Balance at end of period	$26,500	$20,681	$19,615

The following table summarizes the changes in the Company's allowance for bad debts (in thousands):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Balance at beginning of period	$1,782	$753	$1,947
Current year provision	801	1,029	(956)
Write-offs, net of recoveries	(112)	—	(238)
Balance at end of period	$2,471	$1,782	$753

Inventories

The following table summarizes the components of inventories (in thousands):

	June 30, 2013	June 24, 2012
Raw material	$62,253	$57,618
Work-in-progress	68,146	74,241
Finished goods	66,602	56,990
Total inventories	$197,001	$188,849

Property and Equipment, net

The following table summarizes the components of property and equipment, net (in thousands):

	June 30, 2013	June 24, 2012
Furniture and fixtures	$11,268	$11,499
Land and buildings	333,761	289,163
Machinery and equipment	924,076	856,733
Aircraft and vehicles	16,250	15,912
Computer hardware/software	32,405	29,510
Leasehold improvements and other	18,566	19,082
Construction in progress	54,447	108,986
	1,390,773	1,330,885
Accumulated depreciation	(847,940)	(748,424)
Property and equipment, net	$542,833	$582,461

Depreciation of property and equipment totaled $115.5 million, $110.6 million and $93.1 million for the years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively.

During the years ended June 30, 2013, June 24, 2012 and June 26, 2011, the Company recognized approximately $1.9 million, $2.6 million and $1.5 million, respectively, as losses on disposals or impairments of property and equipment. These charges are reflected in Loss on Disposal or Impairment of Long Lived Assets in the accompanying Consolidated Statements of Income.

Other current liabilities

The following table summarizes the components of other current liabilities (in thousands):

	June 30, 2013	June 24, 2012
Accrued taxes	$21,436	$11,615
Accrued professional fees	4,493	7,412
Accrued warranty	5,259	5,513
Accrued other	12,060	12,093
Total other current liabilities	$43,248	$36,633

Accumulated other comprehensive income, net of taxes

The following table summarizes the components of Accumulated other comprehensive income, net of taxes (in thousands):

	June 30, 2013	June 24, 2012
Currency translation gain	$8,492	$8,545
Net unrealized (loss) gain on available-for-sale securities	(248)	2,588
Total accumulated other comprehensive income, net of taxes	$8,244	$11,133

Non-operating income, net

The following table summarizes the components of non-operating income, net (in thousands):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Foreign currency gain, net	$735	$171	$572
Gain on sale of investments, net	111	994	1
Interest income, net	7,882	7,457	8,528
Other, net	2,335	(233)	420
Total non-operating income, net	$11,063	$8,389	$9,521

Reclassifications Out of Accumulated Other Comprehensive Income

The following table summarizes the amounts reclassified out of accumulated other comprehensive income (in thousands):

Accumulated Other Comprehensive Income Component	Amount Reclassified from Accumulated Other Comprehensive Income			Affected Line Item in the Statement of Income
	Fiscal Years Ended			
	June 30, 2013	June 24, 2012	June 26, 2011	
Net unrealized gain on available-for-sale securities, net of tax expense				
	$107	$994	$1	Non-operating income, net
	107	994	1	Income before income taxes
	21	68	—	Income tax expense
	$86	$926	$1	Net income

Note 5 – Investments

Short-term investments consist of corporate bonds, municipal bonds, U.S. agency securities, non-U.S. certificates of deposit and non-U.S. government securities. All marketable investments are classified as available-for-sale.

The following table provides a summary of marketable investments as of June 30, 2013 (in thousands):

	June 30, 2013			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipal bonds	$250,206	$817	($1,314)	$249,709
Corporate bonds	192,147	1,678	(1,765)	192,060
U.S. agency securities	39,288	186	—	39,474
Non-U.S. certificates of deposit	345,000	—	—	345,000
Non-U.S. government securities	7,608	14	(19)	7,603
Total	$834,249	$2,695	($3,098)	$833,846

The following table presents the gross unrealized losses and estimated fair value of the Company's investment securities, aggregated by investment type and the length of time that individual investment securities have been in a continuous unrealized loss position, as of June 30, 2013 (in thousands):

	June 30, 2013					
	Less than 12 Months		Greater than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Municipal bonds	$126,926	($1,314)	$—	$—	$126,926	($1,314)
Corporate bonds	102,010	(1,765)	—	—	102,010	(1,765)
U.S. agency securities	—	—	—	—	—	—
Non-U.S. certificates of deposit	—	—	—	—	—	—
Non-U.S. government securities	5,534	(19)	—	—	5,534	(19)
Total	$234,470	($3,098)	$—	$—	$234,470	($3,098)
Number of securities with an unrealized loss		123		—		123

The following table provides a summary of marketable investments as of June 24, 2012 (in thousands):

	June 24, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipal bonds	$209,626	$2,036	($58)	$211,604
Corporate bonds	144,942	1,848	(123)	146,667
U.S. agency securities	68,156	450	(7)	68,599
Non-U.S. certificates of deposit	130,000	—	—	130,000
Non-U.S. government securities	8,746	15	(3)	8,758
Total	$561,470	$4,349	($191)	$565,628

The following table presents the gross unrealized losses and estimated fair value of the Company's investment securities, aggregated by investment type and the length of time that individual investment securities have been in a continuous unrealized loss position, as of June 24, 2012 (in thousands):

	June 24, 2012					
	Less than 12 Months		Greater than 12 Months		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Municipal bonds	$30,102	($58)	$—	$—	$30,102	($58)
Corporate bonds	30,550	(123)	—	—	30,550	(123)
U.S. agency securities	3,014	(7)	—	—	3,014	(7)
Non-U.S. certificates of deposit	—	—	—	—	—	—
Non-U.S. government securities	1,543	(3)	—	—	1,543	(3)
Total	$65,209	($191)	$—	$—	$65,209	($191)
Number of securities with an unrealized loss		33		—		33

The Company utilizes specific identification in computing realized gains and losses on the sale of investments. Realized gains from the sale of investments for the fiscal year ended June 30, 2013 of approximately $0.1 million were included in "Non-operating income, net" and unrealized gains and losses are included as a separate component of equity, net of tax, unless the loss is determined to be other-than-temporary.

The Company evaluates its investments for possible impairment or a decline in fair value below cost basis that is deemed to be "other than temporary" on a periodic basis. It considers such factors as the length of time and extent to which the fair value has been below the cost basis, the financial condition of the investee, and its ability and intent to hold the investment for a period of time that may be sufficient for an anticipated full recovery in market value. Accordingly, the Company considers declines in its securities to be temporary in nature, and does not consider its securities to be impaired as of June 30, 2013 and June 24, 2012.

The contractual maturities of marketable investments at June 30, 2013 were as follows (in thousands):

	Within One Year	After One, Within Five Years	After Five, Within Ten Years	After Ten Years	Total
Municipal bonds	$53,012	$196,697	$—	$—	$249,709
Corporate bonds	26,042	166,018	—	—	192,060
U.S. agency securities	8,065	31,409	—	—	39,474
Non-U.S. certificates of deposit	345,000	—	—	—	345,000
Non-U.S. government securities	1,501	6,102	—	—	7,603
Total	$433,620	$400,226	$—	$—	$833,846

Note 6 – Fair Value of Financial Instruments

Under U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. U.S. GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. The fair value hierarchy is categorized into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 - Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The financial assets for which the Company performs recurring fair value remeasurements are cash equivalents and short-term investments. As of June 30, 2013, financial assets utilizing Level 1 inputs included money market funds. Financial assets utilizing Level 2 inputs included corporate bonds, municipal bonds, U.S. agency securities, non-U.S. certificates of deposit and non-U.S. government securities. Level 2 assets are valued using a third-party pricing services consensus price which is a weighted average price based on multiple sources. These sources determine prices utilizing market income models which factor in, where applicable, transactions of similar assets in active markets, transactions of identical assets in infrequent markets, interest rates, bond or credit default swap spreads and volatility. The Company does not have any significant financial assets requiring the use of Level 3 inputs. There were no transfers between Level 1 and Level 2 during the year ended June 30, 2013.

The following table sets forth financial instruments carried at fair value within the U.S. GAAP hierarchy (in thousands):

	June 30, 2013				June 24, 2012			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash equivalents								
Municipal bonds	$—	$2,009	$—	$2,009	$—	$3,000	$—	$3,000
Money market funds	12,589	—	—	12,589	31,318	—	—	31,318
Total cash equivalents	12,589	2,009	—	14,598	31,318	3,000	—	34,318
Short-term investments								
Municipal bonds	—	249,709	—	249,709	—	211,604	—	211,604
Corporate bonds	—	192,060	—	192,060	—	146,667	—	146,667
U.S. agency securities	—	39,474	—	39,474	—	68,599	—	68,599
Non-U.S. certificates of deposit	—	345,000	—	345,000	—	130,000	—	130,000
Non-U.S. government securities	—	7,603	—	7,603	—	8,758	—	8,758
Total short-term investments	—	833,846	—	833,846	—	565,628	—	565,628
Total assets	$12,589	$835,855	$—	$848,444	$31,318	$568,628	$—	$599,946

Note 7 – Intangible Assets and Goodwill

Intangible Assets

The following table reflects the components of intangible assets (in thousands):

	June 30, 2013			June 24, 2012		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets with finite lives:						
Customer relationships	$137,440	($59,611)	$77,829	$137,440	($51,103)	$86,337
Developed technology	162,760	(53,476)	109,284	160,360	(33,141)	127,219
Non-compete agreements	10,244	(4,037)	6,207	10,244	(2,077)	8,167
Trade names, finite-lived	520	(493)	27	520	(469)	51
Patent and license rights	116,147	(34,849)	81,298	97,812	(28,791)	69,021
Total intangible assets with finite lives	$427,111	($152,466)	$274,645	$406,376	($115,581)	$290,795
In-process research and development, indefinite-lived	—		—	2,400		2,400
Trade names, indefinite-lived	82,880		82,880	82,880		82,880
Total intangible assets	$509,991	($152,466)	$357,525	$491,656	($115,581)	$376,075

Total amortization of intangible assets was $37.8 million, $32.1 million and $15.5 million for the years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively.

The Company invested $20.9 million, $17.2 million and $12.8 million for the years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively for patent and license rights. For the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, the Company recognized $1.6 million, $0.8 million and $0.5 million, respectively, in impairment charges related to its patent portfolio.

Total future amortization expense of definite-lived intangible assets is estimated to be as follows (in thousands):

Fiscal Year Ending	
June 29, 2014	$36,049
June 28, 2015	33,073
June 26, 2016	32,795
June 25, 2017	30,824
June 24, 2018	29,663
Thereafter	112,241
	$274,645

Goodwill

The Company's reporting units for goodwill impairment testing include:

- LED Products
- Lighting Products
- Power and RF Products

As of the first day of the fourth quarter of fiscal 2013, the Company performed a step one quantitative goodwill impairment assessment on each reporting unit. For the step one impairment test, the Company derived each reporting unit's fair value through a combination of the market approach (a guideline transaction method) and the income approach (a discounted cash flow analysis). The Company utilized a discount rate from the capital asset pricing model for the discounted cash flow analysis. Once the reporting unit fair values were calculated, the Company reconciled the reporting units' relative fair values to the Company's market capitalization as of the testing date.

The Company then compared the carrying value of each reporting unit, inclusive of its assigned goodwill, to its fair value. The Company determined that the fair value of each reporting unit exceeded its carrying value, and as a result, step two of the goodwill impairment test was not necessary.

No impairment losses were recognized with respect to goodwill. Goodwill by reporting unit as of June 30, 2013 and June 24, 2012 was as follows (in thousands):

LED Products	Lighting Products	Power and RF Products	Consolidated Total
$245,857	$337,781	$32,707	$616,345

Note 8 – Shareholders' Equity

In August 2011, in connection with the acquisition of Ruud Lighting, the Company issued 6.1 million shares of common stock valued at approximately $211.0 million. The shares issued in connection with the acquisition are subject to certain transfer restrictions under the Stock Purchase Agreement that will generally lapse with respect to 25% of the shares held (i) at the completion of the consecutive six-month period following the date of the closing of the transaction; and, (ii) at the completion of each of the following three successive six-month periods, such that all restrictions will lapse by the second anniversary of the closing.

As of June 30, 2013, pursuant to an extension of the stock repurchase program authorized by the Board of Directors, the Company is authorized to repurchase shares of its common stock having an aggregate purchase price not exceeding $200 million for all purchases from June 20, 2013 through the expiration of the program on June 29, 2014. During the fiscal year ended June 30, 2013, there were no repurchases of common stock by the Company under the share repurchase program.

Since the inception of the predecessor stock repurchase program in January 2001, the Company has repurchased 10.3 million shares of its common stock at an average price of $19.95 per share with an aggregate value of $205.4 million. The repurchase program can be implemented through open market or privately negotiated transactions at the discretion of the Company's management. The Company will continue to determine the time and extent of any repurchases based on its evaluation of market conditions and other factors.

On May 29, 2002, the Company's Board of Directors adopted a shareholder rights plan, pursuant to which stock purchase rights were distributed to shareholders at a rate of one right with respect to each share of common stock held of record as of June 10, 2002. Subsequently issued shares of common stock also carry stock purchase rights under the plan. The rights plan is designed to enhance the Board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics. Unless terminated by the Board, the rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combinations involving the Company. The shareholder rights plan includes a review mechanism requiring the independent members of the Company's Board of Directors to review and evaluate the plan at least every three years to consider whether the maintenance of the plan continues to be in the best interests of the Company and its shareholders and to communicate their conclusion to the Board. The Board of Directors has delegated this responsibility to the Governance and Nominations Committee, which is composed of all independent directors of the Board. On April 24, 2012, the shareholder rights plan was amended and restated to, among other things, extend the expiration date from June 10, 2012 to September 30, 2018, and to remove provisions in the rights plan stipulating that certain actions can be taken only with the concurrence of a majority of the members of the Board of Directors who are not affiliated with an acquiring person (more specifically, those who are "Continuing Directors," as defined in the original rights plan adopted in 2002). On January 29, 2013, the shareholder rights plan was amended solely to change the expiration date from September 30, 2018 to April 24, 2017.

At June 30, 2013, the Company had reserved a total of approximately 17.3 million shares of its common stock and 0.2 million shares of its Series A preferred stock for future issuance as follows (in thousands):

	Number of Shares
For exercise of outstanding common stock options	8,657
For vesting of outstanding stock units	113
For future equity awards under 2004 Long-Term Incentive Compensation Plan	7,785
For future issuance under the Non-Employee Director Stock Compensation and Deferral Program	100
For future issuance to employees under the 2005 Employee Stock Purchase Plan	654
Total common shares reserved	17,309
Series A preferred stock reserved for exercise of rights issued under shareholders' rights plan	200

Note 9 – Earnings Per Share

The following presents the computation of basic earnings per share (in thousands, except per share amounts):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Basic:			
Net income	$86,925	$44,412	$146,500
Weighted average common shares	116,621	114,693	108,522
Basic earnings per share	$0.75	$0.39	$1.35

The following computation reconciles the differences between the basic and diluted earnings per share presentations (in thousands, except per share amounts):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Diluted:			
Net income	$86,925	$44,412	$146,500
Weighted average common shares - basic	116,621	114,693	108,522
Dilutive effect of stock options, nonvested shares and ESPP purchase rights	1,358	532	1,513
Weighted average common shares - diluted	117,979	115,225	110,035
Diluted earnings per share	$0.74	$0.39	$1.33

Potential common shares that would have the effect of increasing diluted earnings per share are considered to be anti-dilutive and as such, these shares are not included in calculating diluted earnings per share. For the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, there were 2.4 million, 7.0 million and 2.0 million, respectively, of potential common shares not included in the calculation of diluted earnings per share because their effect was anti-dilutive.

Note 10 – Stock-Based Compensation

Overview of Employee Stock-Based Compensation Plans

The Company currently has one equity-based compensation plan, the 2004 Long-Term Incentive Compensation Plan, from which stock-based compensation awards can be granted to employees and directors. In addition, the Company has assumed plans that have been terminated as to future grants, but under which options are currently outstanding. The 2004 Long-Term Incentive Compensation Plan provides for awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, and restricted stock units. As of June 30, 2013, there were 24.9 million shares authorized for issuance under the plan and 7.8 million shares remaining for future grants. Awards issued under the plan to date include non-qualified stock options, restricted stock, stock units and performance units. During fiscal 2013, the Company initiated grants of performance-based stock option and stock unit awards. The compensation expense for an award with a performance condition is based on the probable outcome of that performance condition. Compensation expense is recognized if the Company believes it is probable that the performance condition will be achieved and is adjusted for subsequent changes in the estimate or actual outcome. As with non-performance based awards, compensation expense is recognized over the vesting period. The vesting period runs from the date of grant to the expected date that the performance objective is likely to be achieved.

The Company also has an Employee Stock Purchase Plan (ESPP) that provides employees with the opportunity to purchase common stock at a discount. As of June 30, 2013, there were 2.5 million shares authorized for issuance under the ESPP, as amended, with 0.7 million shares remaining for future issuance. The ESPP limits employee contributions to 15% of each employee's compensation (as defined in the plan) and originally allowed employees to purchase shares at a 15% discount to the fair market value of common stock on the purchase date two times per year. The ESPP was amended in the second quarter of fiscal 2012 to increase the six-month participation period to a twelve-month participation period, divided into two equal six-month purchase periods, and to provide for a look-back feature. At the end of each six-month period in April and October, employees participating in the plan purchase the Company's common stock through the ESPP at a 15% discount to the fair market value of the common stock on the first day of the twelve-month participation period or the purchase date, whichever is lower. The plan amendment also provides for an automatic reset feature to start participants on a new twelve-month participation period if the share value declines during the first six-month purchase period.

Stock Option Awards

The following table summarizes option activity as of June 30, 2013 and changes during the fiscal year then ended (total and shares in thousands):

	Number of Shares	Weighted-Average Exercise price	Weighted Average Remaining Contractual Term	Total Intrinsic Value
Outstanding at June 24, 2012	8,800	$36.71		
Granted	3,468	29.25		
Exercised	(3,096)	31.18		
Forfeited or expired	(515)	37.07		
Outstanding at June 30, 2013	8,657	$35.67	4.98	$244,779
Vested and expected to vest at June 30, 2013.	8,425	$35.82	4.95	$236,972
Exercisable at June 30, 2013	2,939	$41.61	3.63	$66,182

The total intrinsic value in the table above represents the total pretax intrinsic value, which is the total difference between the closing price of the Company's common stock on June 28, 2013 (the last trading day of fiscal 2013) of $63.83 and the exercise price for in-the-money options that would have been received by the holders if all instruments had been exercised on June 30, 2013. As of June 30, 2013, there was $42.8 million of unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted average period of 1.64 years.

The following table summarizes information about stock options outstanding and exercisable at June 30, 2013 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.01 to $30.33	3,593	5.60	$27.01	496	$23.40
30.34 to 30.92	1,987	5.17	30.92	372	30.92
30.93 to 35.89	1,028	3.60	34.98	858	35.43
35.90 to 53.49	275	5.53	48.18	84	47.91
53.50 to 75.55	1,774	4.23	57.01	1,129	57.38
Total	8,657	4.98	$35.67	2,939	$41.61

Other information pertaining to the Company's stock option awards is as follows (in thousands, except per share data):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Weighted average grant date fair value per share of options	$12.05	$11.67	$22.83
Total intrinsic value of options exercised	$62,145	$1,605	$40,042

Restricted Stock Awards

A summary of nonvested restricted stock awards (RSAs) and restricted stock unit awards (RSUs) outstanding under the Company's 2004 Long-Term Incentive Compensation Plan as of June 30, 2013 and changes during the year then ended is as follows (in thousands, except per share data):

	Number of RSAs/RSUs	Weighted-Average Grant-Date Fair Value
Nonvested at June 24, 2012	517	$37.41
Granted	358	28.77
Vested	(221)	34.23
Forfeited	(7)	29.86
Nonvested at June 30, 2013	647	$33.80

As of June 30, 2013, there was $14.5 million of unrecognized compensation cost related to nonvested awards, which is expected to be recognized over a weighted average period of 3.13 years.

Stock-Based Compensation Valuation and Expense

The Company accounts for its employee stock-based compensation plan using the fair value method. The fair value method requires the Company to estimate the grant date fair value of its stock-based awards and amortize this fair value to compensation expense over the requisite service period or vesting term.

The Company currently uses the Black-Scholes option-pricing model to estimate the fair value of the Company's stock option and ESPP awards. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividends. Due to the inherent limitations of option-valuation models, future events that are unpredictable and the estimation process utilized in determining the valuation of the stock-based awards, the ultimate value realized by award holders may vary significantly from the amounts expensed in the Company's financial statements.

For restricted stock and stock unit awards, the grant date fair value is based upon the market price of the Company's common stock on the date of the grant. This fair value is then amortized to compensation expense over the requisite service period or vesting term.

Stock-based compensation expense is recognized net of estimated forfeitures such that expense is recognized only for those stock-based awards that are expected to vest. A forfeiture rate is estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

Total stock-based compensation expense was as follows (in thousands):

	Fiscal Years Ended		
Income Statement Classification:	**June 30, 2013**	**June 24, 2012**	**June 26, 2011**
Cost of goods sold	$9,389	$7,713	$5,454
Research and development	13,429	10,378	8,388
Sales, general and administrative	31,081	28,302	24,398
Total	$53,899	$46,393	$38,240

The weighted average assumptions used to value stock option grants were as follows:

	Fiscal Years Ended		
Stock Option Grants:	**June 30, 2013**	**June 24, 2012**	**June 26, 2011**
Risk-free interest rate	0.42%	0.47%	0.95%
Expected life, in years	3.64	3.63	3.5
Expected volatility	56.8%	51.7%	56.7%
Dividend yield	—	—	—

The following describes each of these assumptions and the Company's methodology for determining each assumption:

Risk-Free Interest Rate

The Company estimates the risk-free interest rate using the U.S. Treasury bill rate with a remaining term equal to the expected life of the award.

Expected Life

The expected life represents the period that the stock option awards are expected to be outstanding. In determining the appropriate expected life of its stock options, the Company segregates its grantees into categories based upon employee levels that are expected to be indicative of similar option-related behavior. The expected useful lives for each of these categories are then estimated giving consideration to (1) the weighted average vesting periods, (2) the contractual lives of the stock options, (3) the relationship between the exercise price and the fair market value of the Company's common stock, (4) expected employee turnover, (5) the expected future volatility of the Company's common stock, and (6) past and expected exercise behavior, among other factors.

Expected Volatility

The Company estimates expected volatility giving consideration to the expected life of the respective award, the Company's current expected growth rate, implied volatility in traded options for its common stock, and the historical volatility of its common stock.

Expected Dividend Yield

The Company estimates the expected dividend yield by giving consideration to its current dividend policies as well as those anticipated in the future considering the Company's current plans and projections. The Company does not currently calculate a discount for any post-vesting restrictions to which its awards may be subject.

Note 11 – Income Taxes

The following are the components of income before income taxes (in thousands):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Domestic	$31,046	($5,360)	$112,869
Foreign	76,511	53,007	65,358
Total	$107,557	$47,647	$178,227

The following are the components of income tax expense (in thousands):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Current:			
Federal	$483	($4,031)	$31,503
Foreign	18,127	13,125	13,796
State	1,777	566	2,736
Total Current	20,387	9,660	48,035
Deferred:			
Federal	2,226	(4,786)	(4,232)
Foreign	(177)	(450)	(11,601)
State	(1,804)	(1,189)	(475)
Total Deferred	245	(6,425)	(16,308)
Income tax expense	$20,632	$3,235	$31,727

Actual income tax expense differed from the amount computed by applying the U.S. federal tax rate of 35% to pre-tax earnings as a result of the following (in thousands, except percentages):

	Fiscal Years Ended					
	June 30, 2013	% of Income	June 24, 2012	% of Income	June 26, 2011	% of Income
Federal income tax provision at statutory rate	$37,645	35%	$16,676	35%	$62,378	35%
Increase (decrease) in income tax expense resulting from:						
State tax provision, net of federal benefit	1,146	1%	68	0%	2,665	1%
State tax credits	(1,407)	-1%	(1,028)	-2%	(496)	0%
Tax exempt interest	(853)	-1%	(1,064)	-2%	(1,646)	-1%
48C investment tax credit	(5,252)	-5%	(4,105)	-9%	(4,023)	-2%
Decrease in tax reserve	(361)	0%	(2,677)	-6%	(2,175)	-1%
Research and development credits	(2,426)	-2%	(694)	-1%	(3,619)	-2%
Increase (decrease) in valuation allowance	(6)	0%	(13)	0%	183	0%
Qualified production activities deduction	(866)	-1%	(177)	-1%	(2,714)	-1%
Stock-based compensation	1,206	1%	336	1%	308	0%
Statutory rate differences	(10,184)	-10%	(5,830)	-12%	(16,117)	-9%
Effect of tax rate change	—	0%	—	0%	(2,998)	-2%
Other	1,990	2%	1,743	4%	(19)	0%
Income tax expense	$20,632	19%	$3,235	7%	$31,727	18%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	June 30, 2013	June 24, 2012
Deferred tax assets:		
Compensation	$3,868	$2,594
Inventory	16,050	13,051
Sales return reserve and allowance for bad debts	4,483	2,710
Warranty reserve	947	2,668
Federal and state net operating loss carryforwards	617	2,353
Federal credits	3,174	290
State credits	4,215	3,982
48C investment tax credits	7,216	15,905
Investments	976	980
Stock-based compensation	27,142	27,586
Other	1,209	1,056
Total gross deferred assets	69,897	73,175
Less valuation allowance	(1,604)	(1,611)
Deferred tax assets, net	68,293	71,564
Deferred tax liabilities:		
Property and equipment	(27,484)	(29,307)
Intangible assets	(37,921)	(31,701)
Available-for-sale securities	154	(1,570)
Prepaid taxes and other	(997)	(1,045)
Total gross deferred liability	(66,248)	(63,623)
Deferred tax asset/(liability), net	$2,045	$7,941

The components giving rise to the net deferred tax assets (liabilities) have been included in the accompanying Consolidated Balance Sheet as follows (in thousands):

	Balance at June 30, 2013			
	Asset		Liabilities	
	Current	Noncurrent	Current	Noncurrent
U.S. federal income taxes	$15,707	$—	$—	($25,504)
Hong Kong and other income taxes	10,418	1,424*	—	—
	$26,125	$1,424	$—	($25,504)

* This amount is included in Other assets in the Consolidated Balance Sheets.

	Balance at June 24, 2012			
	Asset		Liabilities	
	Current	Noncurrent	Current	Noncurrent
U.S. federal income taxes	$13,461	$—	$—	($15,609)
Hong Kong and other income taxes	8,283	1,931*	—	—
	$21,744	$1,931	$—	($15,609)

* This amount is included in Other assets in the Consolidated Balance Sheets.

The research and development credit, which had previously expired on December 31, 2011, was reinstated as part of the American Taxpayer Relief Act of 2012 enacted on January 2, 2013. This legislation retroactively reinstated and extended the credit from the previous expiration date through December 31, 2013. The benefit of this credit for the full year fiscal 2013 as well as the period December 31, 2011 through June 24, 2012 has been included in the fiscal year 2013 tax expense representing a $1.7 million and $0.7 million benefit, respectively.

During fiscal 2010, the Company was notified by the Internal Revenue Service that it had been allocated $39 million of federal tax credits as part of the American Recovery and Reinvestment Act of 2009 (Internal Revenue Section 48C). This $39 million allocation was based upon the Company projecting that it would put into service approximately $130 million of qualified equipment into its United States manufacturing locations over the next three years. As of June 24, 2012, the Company had successfully achieved the required milestones to realize the full $39 million tax benefit. This tax benefit (net of related basis adjustments) is being amortized into income over the useful life (5 years) of the underlying equipment that was placed in service to generate these credits. Since fiscal 2010, the Company has recognized an income tax benefit of $14.8 million related to the credits generated to date, with $5.3 million of this amount recognized as a tax benefit for the year ended June 30, 2013.

As of June 30, 2013 the Company has approximately $12.8 million of state net operating loss carryovers for which a full valuation allowance has been recognized. Furthermore, the Company has approximately $0.8 million of alternative minimum tax credits carryforwards and $4.7 million of 48C credit carryforwards that relate to excess stock option benefits which, if and when realized, will be recognized in additional paid in capital. Additionally, the Company has $6.5 million of state income tax credit carryforwards. The state net operating loss carryovers will begin to expire in fiscal 2015 and the state income tax credit carryforwards will begin to expire in fiscal 2016.

U.S. GAAP requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is cumulatively more than 50% likely to be realized upon ultimate settlement.

During fiscal 2013, the Company recognized a net decrease in total unrecognized tax benefits of $1.7 million. As a result, the total amount of unrecognized tax benefits as of June 30, 2013 is $2.7 million. Of the $2.7 million total unrecognized tax benefits, $2.7 million represents tax positions that, if recognized, would impact the effective tax rate. Although timing of the resolution and/or closure on audits is highly uncertain, the Company believes it is reasonably possible that approximately $2.1 million of gross unrecognized tax benefits will change in the next 12 months as a result of pending audit settlements or statute expirations.

The following is a tabular reconciliation of the Company's change in uncertain tax positions (in thousands):

	June 30, 2013	June 24, 2012	June 26, 2011
Beginning Balance	$4,421	$6,987	$7,602
Increases related to prior year tax positions	546	—	741
Decreases related to prior year tax positions	—	(1,966)	—
Expiration of statute of limitations for assessment of taxes	(2,235)	(600)	(1,356)
Ending Balance	$2,732	$4,421	$6,987

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the income tax expense line item in the Consolidated Statements of Income. Total interest and penalties accrued were as follows (in thousands):

	June 30, 2013	June 24, 2012
Accrued interest and penalties	$154	$284

Total interest and penalties recognized were as follows (in thousands):

	June 30, 2013	June 24, 2012	June 26, 2011
Recognized interest and penalties (benefit)	($130)	($292)	($330)

The Company files U.S. federal, U.S. state and foreign tax returns. For U.S. federal purposes, the Company is generally no longer subject to examinations for fiscal years ended June 29, 2009 and prior. For U.S. state tax returns the Company is generally no longer subject to tax examinations for fiscal years prior to 2010. For foreign purposes, the Company is no longer subject to examination for tax periods 2003 and prior. Certain carryforward tax attributes generated in prior years remain subject to examination and adjustment. The Company is currently under inquiry by the Hong Kong Inland Revenue Department for the fiscal year ended June 29, 2008 (fiscal 2008) through the fiscal year ended June 27, 2010 (fiscal 2010). The Company is also currently under audit by the German Federal Central Tax Office for fiscal 2008 through fiscal 2010.

The Company provides for U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered indefinitely reinvested outside the United States. As of June 30, 2013, U.S. income taxes were not provided for on a cumulative total of approximately $275.6 million of undistributed earnings for certain non-U.S. subsidiaries, as the Company currently intends to reinvest these earnings in these foreign operations indefinitely. Determination of the amount of any deferred tax liability on these undistributed earnings is not practicable.

During the fiscal year ended June 26, 2011, the Company was awarded a tax holiday in Malaysia with respect to its manufacturing and distribution operations. This arrangement allows for 0% tax for 10 years starting in the fiscal year ended June 26, 2011. For the fiscal year ended June 30, 2013, the Company did not meet the requirements for the tax holiday, and as such, no benefit has been recognized. In the fiscal years ended June 24, 2012 and June 26, 2011 the Company's net income increased by $2.1 million and $1.8 million ($0.02 per basic share and $0.02 per diluted share in each year), respectively, as a result of this arrangement.

Note 12 – Commitments and Contingencies

Warranties

The following table summarizes the changes in the Company's product warranty liabilities (in thousands):

	Fiscal Years Ended		
	June 30, 2013	June 24, 2012	June 26, 2011
Balance at beginning of period	$5,513	$2,235	$1,308
Acquisition related warranties	—	5,623	—
Warranties accrued in current period	1,533	1,055	1,573
Changes in estimates for pre-existing warranties	71	(878)	(125)
Expenditures	(946)	(2,522)	(521)
Balance at end of period	$6,171	$5,513	$2,235

Product warranties are estimated and recognized at the time the Company recognizes revenue. The warranty periods range from ninety days to ten years. The Company accrues warranty liabilities at the time of sale, based on historical and projected incident rates and expected future warranty costs. The warranty reserves, which are primarily related to Lighting products, are evaluated on a quarterly basis based on various factors including historical warranty claims, assumptions about the frequency of warranty claims, and assumptions about the frequency of product failures derived from quality testing, field monitoring and the Company's reliability estimates. As of June 30, 2013, $0.9 million of Company's product warranty liabilities were classified as long-term.

Lease Commitments

The Company primarily leases manufacturing, office, housing and warehousing space under the terms of non-cancelable operating leases. These leases expire at various times through May 2022. The Company recognizes net rent expense on a straight-line basis over the life of the lease. Rent expense associated with these operating leases totaled approximately $4.8 million, $4.6 million and $3.0 million for each of the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, respectively. Certain agreements require that the Company pay property taxes and general property maintenance in addition to the minimum rental payments.

Future minimum rental payments as of June 30, 2013 (under leases currently in effect) are as follows, (in thousands):

Fiscal Years Ending	Minimum Rental Amount
June 29, 2014	$3,878
June 28, 2015	3,637
June 26, 2016	3,080
June 25, 2017	2,468
June 24, 2018	749
Thereafter	174
Total	$13,986

Litigation

The Company is currently a party to various legal proceedings, including the proceedings noted in this section. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm the Company's financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include money damages or, in matters for which injunctive relief or other conduct remedies are sought, an injunction prohibiting the Company from selling one or more products at all or in particular ways. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on the Company's business, results of operation, financial position, and overall trends. Except as may be otherwise indicated, the outcomes in these matters are not reasonably estimable.

Cooper Lighting Litigation

Ruud Lighting, Inc. filed a complaint for patent infringement against Cooper Lighting, LLC in the U.S. District Court for the Eastern District of Wisconsin on April 2, 2010. The complaint as amended seeks injunctive relief and damages for infringement of two U.S. patents owned by Ruud Lighting: No. 7,686,469, entitled "LED Lighting Fixture"; and No. 7,891,835, entitled "Light-Directed Apparatus with Protected Reflector-Shield and Lighting Fixture Utilizing Same." On May 23, 2012, Ruud Lighting filed a second complaint for patent infringement against Cooper Lighting, LLC in the U.S. District Court for the Eastern District of Wisconsin. The complaint seeks injunctive relief and damages for infringement of a third U.S. patent owned by Ruud Lighting, No. 7,952,262, entitled "Modular LED Unit Incorporating Interconnected Heat Sinks Configured To Mount and Hold Adjacent LED Modules." In each of these actions Cooper Lighting has filed an answer and counterclaims in which it denies any infringement and seeks a declaratory judgment that the asserted claims of the patents are invalid. On February 19, 2013, the Company, as successor-in-interest to Ruud Lighting, Inc., filed a third complaint for patent infringement against Cooper Lighting in the U.S. District Court for the Eastern District of Wisconsin. The complaint seeks injunctive relief and damages for infringement of two U.S. patents owned by the Company, No. 8,282,239, entitled "Light-Directing Apparatus with Protected Reflector-Shield and Lighting Fixture Utilizing Same" and No. 8,070,306, entitled "LED Lighting Fixture."

Cooper Lighting, LLC filed a complaint for patent infringement against the Company and Ruud Lighting, Inc. in the U.S. District Court for the Northern District of Georgia on September 7, 2012. The complaint seeks injunctive relief and damages for infringement of one U.S. patent owned by Cooper Lighting, LLC: No. 8,210,722, entitled "LED Device for Wide Beam Generation." The Company has filed an answer in which it denies any infringement and asserts that the patent is invalid as well as other defenses.

Illumination Management Solutions, Inc., a subsidiary of Cooper Lighting, LLC, filed a complaint for patent infringement against Ruud Lighting in the U.S. District Court for the Eastern District of Texas on June 7, 2010. The action was later transferred to the U.S. District Court for the Eastern District of Wisconsin. As amended in January 2012, the complaint alleged that Ruud Lighting is infringing two U.S. patents owned by Illumination Management Solutions, No. 7,674,018 and No. 7,993,036, each entitled "LED Device for Wide Beam Generation." It also alleged that Ruud Lighting and its then president, Alan Ruud, who served on the plaintiff's board of directors in 2006 and 2007 when Ruud Lighting was a shareholder of the plaintiff, conspired to misuse confidential information obtained from the plaintiff to file patent applications and to obtain patents assigned to Ruud Lighting. The complaint sought injunctive relief, damages and ownership of the patent applications and patents alleged to have been wrongfully filed and obtained. The court in October 2012 granted partial summary judgment in favor of Ruud Lighting, finding that most of the accused products did not infringe either of the asserted patents. The court in February 2013 entered final judgment in which the court 1) dismissed the claims relating to most of the accused products, finding that they did not infringe either of the asserted patents; 2) dismissed with prejudice and with the consent of the parties the claims with respect to the remaining accused products; 3) severed the conspiracy claim, which was subsequently voluntarily dismissed; and 4) dismissed the remaining claims and counterclaims without prejudice. In March 2013, the plaintiffs filed a notice of appeal from this judgment to the U.S. Court of Appeals for the Federal Circuit.

Ruud Lighting is a defendant in an action commenced by Illumination Management Solutions in the U.S. District Court for the Central District of California on June 8, 2010 and later transferred to the U.S. District Court for the Eastern District of Wisconsin. As amended in January 2013, the complaint names as defendants Ruud Lighting and two of its employees, Alan Ruud and Christopher Ruud, and asserts that the defendants engaged in wrongful acts arising out of the relationship between the plaintiff and Ruud Lighting in 2006 and 2007 when Ruud Lighting was a shareholder of the plaintiff and Alan Ruud served on the plaintiff's board of directors. The complaint alleges that the defendants breached fiduciary duties and otherwise acted improperly by pursuing a plan to compete with the plaintiff and that the defendants misused information obtained from the plaintiff as fiduciaries and subject to a non-disclosure agreement. These allegedly wrongful acts included filing patent applications and obtaining patents assigned to Ruud Lighting on inventions claimed by the plaintiff. The complaint also alleges that Ruud Lighting: 1) marketed its LED products without reference to certain optical technology claimed by the plaintiff, thereby breaching a marketing agreement with the plaintiff and engaging in unfair competition and false advertising; and 2) breached the marketing agreement by failing to give the plaintiff a right of first refusal to integrate the plaintiff's optical technology into Ruud Lighting LED products. The complaint further alleges that the plaintiff is entitled to a correction of the inventors named in one or more patents to add a founder of the plaintiff as an inventor. The complaint seeks to recover damages, all profits and other gains realized by defendants as a result of the acts complained of, attorneys' fees, ownership of any interest in the patent applications and patents alleged to have been wrongfully filed and obtained, and correction of the named inventors on one or more patents.

Dynacraft Industries Litigation

On April 29, 2009, Dynacraft Industries Sdn Bhd commenced an action against the Company and Cree Malaysia Sdn Bhd, a subsidiary of the Company, in Malaysia in a filing with the High Court of Malaysia at Pulau Pinang (Penang). The statement of claim alleged that the Cree defendants breached an agreement to purchase from Dynacraft certain real property in Malaysia for a contract price of 38,000,000 Malaysia ringgit (approximately $12.0 million) and sought an award of damages in an unspecified amount. The Cree defendants filed defenses denying liability for damages. The case was tried before a judge and on November 28, 2012 and all claims against the Cree defendants were dismissed. Dynacraft has filed a notice of appeal.

The Fox Group Litigation

The Fox Group, Inc. filed a complaint for patent infringement against the Company in the U.S. District Court for the Eastern District of Virginia on June 29, 2010. The complaint, which sought injunctive relief and damages, asserted that the Company was infringing two U.S. patents relating to high quality silicon carbide material: No. 6,534,026, entitled "Low Defect Density Silicon Carbide" (the "'026 patent"); and No. 6,562,130, entitled "Low Defect Axially Grown Single Crystal Silicon Carbide" (the "'130 patent"). The district court granted summary judgment in favor of the Company in August 2011. The court determined that the Company did not infringe the '026 patent and that the claims of the '130 patent asserted against the Company are invalid. The Fox Group appealed the decision to the U.S. Court of Appeals for the Federal Circuit, which affirmed the judgment. The Fox Group's petition for a rehearing with the Federal Circuit was denied in February 2013 and the Fox Group filed a writ of certiorari with the U.S. Supreme Court in May 2013.

Schubert Litigation

E. Fred Schubert filed a complaint for patent infringement against the Company in the U.S. District Court for the District of Delaware on July 18, 2012. The complaint sought injunctive relief and damages for alleged infringement of U.S. patent No. 6,294,475, entitled "Crystallographic Wet Chemical Etching of III-Nitride Material." In May 2013, the parties entered into a settlement agreement pursuant to which the lawsuit was dismissed with prejudice without any admission of liability.

Lighting Science Group Litigation

Lighting Science Group Corporation filed a complaint for patent infringement against the Company in the U.S. District Court for the Middle District of Florida on April 10, 2013. The complaint seeks injunctive relief and damages for alleged infringement of U.S. patent No. 8.201,968, entitled "Low Profile Light." The Company has filed an answer and counterclaims in which it denies any infringement and seeks declaratory judgments that the asserted claims of the patent are invalid and not infringed.

Note 13 - Reportable Segments

The Company's operating and reportable segments are:

- LED Products
- Lighting Products
- Power and RF Products

The Company's CODM reviews segment performance and allocates resources based upon segment revenues and segment gross profit.

Reportable Segments Description

LED Products Segment

The Company's LED Products segment includes LED chips, LED components, and SiC materials.

LED Chips

LED Chip products include blue and green LED chips based on GaN and related materials. LED chips or die are solid-state electronic components used in a number of applications and are currently available in a variety of brightness levels, wavelengths (color) and sizes. The Company uses LED chips internally in the manufacturing of LED components. LED Chips are also sold externally to customers for use in a variety of applications including video screens, gaming displays, function indicator lights, and automotive backlights, headlamps and directional indicators.

LED Components

LED component products include a range of packaged LED products from the Company's XLamp® LED components and LED modules for lighting applications to the Company's high-brightness LED components.

The Company's XLamp LED components are lighting class packaged LED products designed to meet a broad range of market needs for lighting applications including general illumination (both indoor and outdoor applications), portable, architectural, signal and transportation lighting. The LED Components segment produces XLamp LED components for use by the Company's LED lighting segment. The LED Components segment also sells XLamp LED components externally to manufacturing customers and manufacturing distributors for use in a variety of lighting applications.

The Company's high brightness LED components consist of surface mount (SMD) and through-hole packaged LED products. The SMD LED component products are available in a full range of colors designed to meet a broad range of market needs. These products are sold to manufacturing customers and distributors in the video, signage, general illumination, automotive, gaming and specialty lighting markets.

SiC Materials

The Company's SiC materials are targeted for customers who use them to manufacture products for RF, power switching, gemstones and other applications. Corporate, government and university customers also buy SiC materials for research and development directed at RF and high power devices. The Company generally sells its SiC materials in bulk form, as a bare wafer or with SiC and GaN epitaxial films.

Lighting Products Segment

The Company's Lighting Products segment consists of both LED and traditional lighting systems. The Company designs, manufactures and sells lighting systems for indoor and outdoor applications, with its primary focus on LED lighting systems for the commercial, industrial and consumer markets. Lighting products are primarily sold to distributors who serve the indoor and outdoor lighting consumer and business-to-business markets.

Power and RF Products Segment

The Company's Power and RF Products segment includes power devices and RF devices.

Power Devices

The Company's power products are made from SiC and provide increased efficiency, faster switching speeds and reduced system size and weight over comparable silicon-based power devices. Power products are sold primarily to government contractors and distributors.

RF Devices

The Company's RF devices are made from SiC or GaN and provide improved efficiency, bandwidths and frequency of operation as compared to silicon or gallium arsenide. RF devices are sold primarily to government contractors and distributors.

Financial Results by Reportable Segment

The table below reflects the results of the Company's reportable segments as reviewed by the Company's CODM for fiscal 2013, 2012 and 2011. The Company uses substantially the same accounting policies to derive the segment results reported below as those used in the Company's consolidated financial statements.

The Company's CODM does not review inter-segment revenue when evaluating segment performance and allocating resources to each segment. Thus, inter-segment revenue is not included in the segment revenues presented in the table below. As such, total segment revenue in the table below is equal to the Company's consolidated revenue.

The Company's CODM reviews gross profit as the lowest and only level of segment profit. As such, all items below gross profit in the consolidated statements of income must be included to reconcile the consolidated gross profit presented in the table below to the Company's consolidated income before income taxes.

In order to determine gross profit for each reportable segment, the Company allocates direct costs and indirect costs to each segment's cost of revenue. The Company allocates indirect costs, such as employee benefits for manufacturing employees, shared facilities services, information technology, purchasing, and customer service, when the costs are identifiable and beneficial to the reportable segment. The Company allocates these indirect costs based on a reasonable measure of utilization that considers the specific facts and circumstances of the costs being allocated. Inventory is normally transferred between the Company's reportable segments at cost. However, due to the vertically-integrated nature of the Company's business and the fixed cost nature of the Company's manufacturing operations, the Company will apportion lower of cost or market write-downs on products among the segments involved in producing the products. The lower of cost or market write-down is apportioned based on each segment's proportional production cost and is reported as an increase to each segment's cost of revenue. The Company's CODM evaluates segment performance and resource allocation after apportionment of any lower of cost or market write-downs. For the year ended June 30, 2013, the Company allocated $3.1 million for a lower of cost or market write-down from the Lighting Products segment to the LED Products segment.

Unallocated costs in the table below are not reviewed by the Company's CODM when evaluating segment performance and allocating resources to each segment. These unallocated costs consist primarily of manufacturing employees' stock-based compensation, expenses for profit sharing and quarterly or annual incentive plans, matching contributions under the Company's 401(k) plan and acquisition related costs.

Revenues, gross profit and gross margin for each of our segments are as follows (in thousands, except percentages):

	Revenues			Gross Profit and Gross Margin		
	Year Ended			Year Ended		
	June 30, 2013	June 24, 2012	June 26, 2011	June 30, 2013	June 24, 2012	June 26, 2011
LED Products	$801,483	$756,924	$808,207	$344,649	$290,642	$375,424
LED Products gross margin				43%	38%	46%
Lighting Products	495,089	334,704	81,784	148,947	103,396	23,686
Lighting Products gross margin				30%	31%	29%
Power and RF Products	89,410	73,030	97,624	48,127	32,051	49,828
Power and RF Products gross margin				54%	44%	51%
Total segment reporting	$1,385,982	$1,164,658	$987,615	541,723	426,089	448,938
Unallocated costs				(18,463)	(16,627)	(13,165)
Consolidated gross profit				$523,260	$409,462	$435,773
Consolidated gross margin				38%	35%	44%

Assets by Reportable Segment

Inventory is the only asset reviewed by the Company's CODM when evaluating segment performance and allocating resources to the segments. The following table sets forth the Company's inventory by reportable segment for the fiscal years ended June 30, 2013 and June 24, 2012.

Unallocated inventory in the table below is not allocated to the reportable segments because the Company's CODM does not review it when evaluating performance and allocating resources to each segment. Unallocated inventory consists primarily of manufacturing employees' stock-based compensation, profit sharing and quarterly or annual incentive compensation and matching contributions under the Company's 401(k) plan.

The Company does not allocate assets other than inventory to the reportable segments because the Company's CODM does not review them when assessing segment performance and allocating resources. The CODM reviews all of the Company's assets other than inventory on a consolidated basis. Inventory, net for each of our segments is as follows (in thousands):

	Inventory, Net	
	Year Ended	
	June 30, 2013	June 24, 2012
LED Products	$99,835	$109,262
Lighting Products	87,546	69,330
Power and RF Products	6,593	6,100
Total segment reporting	193,974	184,692
Unallocated inventory	3,027	4,157
Consolidated inventory, net	$197,001	$188,849

Geographic Information

The Company conducts business in several geographic areas. Revenues are attributed to a particular geographic region based on the billing address for the products. The following table sets forth the percentage of revenues from external customers by geographic area for fiscal 2013, 2012 and 2011:

	For the Years Ended		
	June 30, 2013	**June 24, 2012**	**June 26, 2011**
United States	44%	38%	24%
China	28%	32%	36%
Europe	12%	14%	14%
South Korea	2%	2%	4%
Japan	7%	8%	7%
Malaysia	1%	2%	2%
Taiwan	2%	1%	5%
Other	4%	3%	8%
Total	100%	100%	100%

The following table sets forth the Company's net property and equipment by country for the fiscal years ended June 30, 2013 and June 24, 2012 (in thousands):

	June 30, 2013	**June 24, 2012**
United States	$419,267	$452,249
China	122,477	125,868
Other	1,089	4,344
Total	$542,833	$582,461

Note 14 – Concentrations of Risk

Financial instruments, which may subject the Company to a concentration of risk, consist principally of short-term investments, cash equivalents, and accounts receivable. Short-term investments consist primarily of corporate bonds, municipal bonds, U.S. agency securities, non-U.S. certificates of deposit and non-U.S. government securities at interest rates that vary by security. The Company's cash equivalents consist primarily of money market funds. Certain bank deposits may at times be in excess of the FDIC insurance limits.

The Company sells its products on account to manufacturers, distributors and others worldwide and generally requires no collateral. When title has transferred and the earnings process is complete, the Company recognizes revenue and related accounts receivable.

The following customers individually accounted for more than 10% of the consolidated accounts receivable balance as of the following fiscal year-ends:

	June 30, 2013	**June 24, 2012**
Arrow Electronics, Inc.	14%	14%
World Peace Industrial Co., Ltd.	13%	14%

Sales to certain customers represented more than 10% of consolidated revenue. Sales to Arrow Electronics, Inc. represented 16%, 18% and 20% of revenues for fiscal 2013, 2012, and 2011, respectively. Sales to World Peace Industrial Co., Ltd. represented 10% of revenues in both fiscal 2012 and 2011.

Arrow Electronics, Inc. is a customer of the LED Products and Power and RF Products segments. World Peace Industrial Co., Ltd. is a customer of the LED Products segment.

Note 15 – Retirement Savings Plan

The Company sponsors one employee benefit plan (the 401(k) Plan) pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. All U.S. employees are eligible to participate under the 401(k) Plan on the first day of a new fiscal month after the date of hire. Under the 401(k) Plan, there is no fixed dollar amount of retirement benefits; rather, the Company matches a defined percentage of employee deferrals, and employees vest in these matching funds over time. Employees choose their investment elections from a list of available investment options. During the fiscal years ended June 30, 2013, June 24, 2012 and June 26, 2011, the Company contributed approximately $6.2 million, $4.7 million and $3.9 million to the 401(k) Plan, respectively. The Pension Benefit Guaranty Corporation does not insure the 401(k) Plan.

Note 16 – Related Party Transactions

On August 17, 2011, in connection with the Company's acquisition of Ruud Lighting, two of the prior shareholders of Ruud Lighting, Alan Ruud and Christopher Ruud, executed offer letters for continued employment with Ruud Lighting. Also on August 17, 2011, subsequent to the Company's acquisition of Ruud Lighting and pursuant to an Aircraft Purchase and Sale Agreement and a Joint Ownership Agreement with Ruud Lighting, each of Alan Ruud (through LSA, LLC, a limited liability company of which Mr. Ruud is the sole member (LSA)) and Christopher Ruud (through Light Speed Aviation, LLC, a limited liability company of which Christopher Ruud is the sole member (Light Speed)) acquired a 10% interest in an aircraft previously purchased by Ruud Lighting, resulting in Ruud Lighting owning an 80% interest in the aircraft. Each of LSA and Light Speed acquired its ownership in the aircraft for a purchase price of approximately $0.9 million for a combined interest of 20% or $1.9 million which is included in the Consolidated Statements of Cash Flows as cash provided by investing activities, under the caption "Purchase of acquired business, net of cash acquired."

Pursuant to the Joint Ownership Agreement, each of LSA and Light Speed is responsible for its share of flight crew, direct, fixed and other expenses attributable to the aircraft. During fiscal 2013, the Company billed LSA and Light Speed $311 thousand and $318 thousand, respectively. Of these billed amounts, the Company has been reimbursed by LSA and Light Speed for $311 thousand and $299 thousand, respectively, as of June 30, 2013. The Company had no outstanding receivables from LSA and $18 thousand in outstanding receivables from Light Speed as of June 30, 2013. The Company also had unbilled receivables of $186 thousand and $209 thousand for LSA and Light Speed, respectively, as of June 30, 2013. During fiscal 2012, the Company billed LSA and Light Speed $230 thousand and $181 thousand, respectively. Of these billed amounts, the Company had been reimbursed by LSA and Light Speed for $230 thousand and $181 thousand, respectively, as of June 24, 2012.

In July 2010, Mark Swoboda was appointed Chief Executive Officer of Intematix Corporation (Intematix). Mark Swoboda is the brother of the Company's Chairman, Chief Executive Officer and President, Charles M. Swoboda. For a number of years the Company has purchased raw materials from Intematix pursuant to standard purchase orders in the ordinary course of business.

During fiscal 2013, the Company purchased $3.2 million of raw materials from Intematix, and the Company had $0.2 million outstanding payable to Intematix as of June 30, 2013. During fiscal 2012, the Company purchased $1.9 million of raw materials from Intematix, and the Company had $0.4 million outstanding payable to Intematix as of June 24, 2012.

Note 17 – Quarterly Results of Operations - Unaudited

The following is a summary of the Company's consolidated quarterly results of operations for each of the fiscal years ended June 30, 2013 and June 24, 2012 (in thousands, except per share data):

	September 23, 2012	December 30, 2012	March 31, 2013	June 30, 2013	Fiscal Year 2013
Revenue, net	$315,753	$346,286	$348,934	$375,009	$1,385,982
Cost of revenue, net	199,704	212,810	215,924	234,284	862,722
Gross profit	116,049	133,476	133,010	140,725	523,260
Net income	16,123	20,403	22,157	28,242	86,925
Earnings per share:					
Basic	$0.14	$0.18	$0.19	$0.24	$0.75
Diluted	$0.14	$0.18	$0.19	$0.23	$0.74

	September 25, 2011	December 25, 2011	March 25, 2012	June 24, 2012	Fiscal Year 2012
Revenue, net	$268,980	$304,118	$284,801	$306,759	$1,164,658
Cost of revenue, net	170,952	199,000	185,388	199,856	755,196
Gross profit	98,028	105,118	99,413	106,903	409,462
Net income	12,819	12,078	9,489	10,026	44,412
Earnings per share:					
Basic	$0.11	$0.10	$0.08	$0.09	$0.39
Diluted	$0.11	$0.10	$0.08	$0.09	$0.39

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Form 10-K, our disclosure controls and procedures are effective in that they provide reasonable assurances that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes to Internal Control Over Financial Reporting

There have been no changes to our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15 (f) under the Exchange Act, during the fourth quarter of fiscal 2013 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of our ongoing preparations for making management's report on internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, from time to time we have identified areas in need of improvement and have taken remedial actions to strengthen the affected controls as appropriate. We make these and other changes to enhance the effectiveness of our internal controls over financial reporting, which do not have a material effect on our overall internal control.

We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and will take action as appropriate.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In making the assessment of internal control over financial reporting, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (1992 framework). Based on that assessment and those criteria, management has concluded that our internal control over financial reporting was effective as of June 30, 2013.

The effectiveness of our internal control over financial reporting as of June 30, 2013 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report, which is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cree, Inc.

We have audited Cree Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Cree, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cree, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cree, Inc. as of June 30, 2013 and June 24, 2012, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity for each of the three years in the period ended June 30, 2013 of Cree, Inc. and our report dated August 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Raleigh, North Carolina
August 27, 2013

Item 9B. Other Information

Not applicable.

PART III

Certain information called for in Items 10, 11,12, 13 and 14 is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the SEC within 120 days after the end of fiscal 2013.

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) and (2) The financial statements and reports of independent registered public accounting firm are filed as part of this Annual Report (see "Index to Consolidated Financial Statements" at Item 8). The financial statement schedules are not included in this item as they are either not applicable or are included as part of the consolidated financial statements.

(a)(3) The following exhibits have been or are being filed herewith and are numbered in accordance with Item 601 of Regulation S-K:

EXHIBIT NO.	DESCRIPTION
2.1	Stock Purchase Agreement, dated as of August 17, 2011 (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated August 17, 2011, as filed with the Securities and Exchange Commission on August 17, 2011)
3.1	Articles of Incorporation, as amended (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission on August 19, 2002)
3.2	Bylaws, as amended and restated (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated October 25, 2010, as filed with the Securities and Exchange Commission on October 29, 2010)
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission on August 19, 2002)
4.2	Amended and Restated Rights Agreement, dated April 24, 2012, between Cree, Inc. and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated April 24, 2012, as filed with the Securities and Exchange Commission on April 26, 2012)
4.3	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of January 29, 2013 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated January 29, 2013, as filed with the Securities and Exchange Commission on January 31, 2013)
10.1*	2004 Long-Term Incentive Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated October 23, 2012, as filed with the Securities and Exchange Commission on October 25, 2012)
10.2*	Addendum to Form of Master Stock Option Award Agreement Terms and Conditions for Grants of Nonqualified Stock Options to Non-Employee Directors (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2009, as filed with the Securities and Exchange Commission on October 21, 2009)
10.3*	Form of Nonqualified Stock Option Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 23, 2012, as filed with the Securities and Exchange Commission on October 17, 2012)
10.4*	Form of Master Stock Option Award Agreement for Grants of Nonqualified Stock Options (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2006, as filed with the Securities and Exchange Commission on November 2, 2006)
10.5*	Form of Master Stock Option Award Agreement for Grants of Nonqualified Stock Options (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2010, as filed with the Securities and Exchange Commission on January 19, 2011)
10.6*	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 23, 2012, as filed with the Securities and Exchange Commission on October 17, 2012)
10.7*	Form of Master Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2006, as filed with the Securities and Exchange Commission on November 2, 2006)

10.8*	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 23, 2012, as filed with the Securities and Exchange Commission on October 17, 2012)
10.9*	Management Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated August 13, 2012, as filed with the Securities and Exchange Commission on August 17, 2012)
10.10*	Schedule of Compensation for Non-Employee Directors (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2011, as filed with the Securities and Exchange Commission on October 20, 2011)
10.11*	Non-Employee Director Stock Compensation and Deferral Program (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2009, as filed with the Securities and Exchange Commission on October 21, 2009)
10.12*	Amendment One to Non-Employee Director Stock Compensation and Deferral Program (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2010, as filed with the Securities and Exchange Commission on January 19, 2011)
10.13*	Notice of Grant to Charles M. Swoboda, dated August 13, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated August 13, 2012, as filed with the Securities and Exchange Commission on August 17, 2012)
10.14*	Notice of Grant to Charles M. Swoboda, dated November 28, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2012, as filed with the Securities and Exchange Commission on January 23, 2013)
10.15*	Master Performance Unit Award Agreement, dated August 18, 2008, between Cree, Inc. and Charles M. Swoboda (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated August 18, 2008, as filed with the Securities and Exchange Commission on August 22, 2008)
10.16*	Cree, Inc. Severance Plan for Section 16 Officers (incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, dated August 18, 2008, as filed with the Securities and Exchange Commission on August 22, 2008)
10.17*	Change in Control Agreement for Chief Executive Officer, effective December 17, 2012, between Cree, Inc. and Charles M. Swoboda (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated December 17, 2012, as filed with the Securities and Exchange Commission on December 20, 2012)
10.18*	Form of Cree, Inc. Change in Control Agreement for Section 16 Officers other than the Chief Executive Officer (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated December 17, 2012, as filed with the Securities and Exchange Commission on December 20, 2012)
10.19*	Form of Cree, Inc. Indemnification Agreement for Directors and Officers (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated October 25, 2010, as filed with the Securities and Exchange Commission on October 29, 2010)
10.20*	Offer Letter Agreement executed August 16, 2011 between Cree, Inc. and Alan J. Ruud (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2011, as filed with the Securities and Exchange Commission on October 20, 2011)
21.1	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	The following materials from Cree, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Shareholders' Equity; and (vi) Notes to Consolidated Financial Statements

* Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREE, INC.

Date: August 27, 2013

By: /s/ CHARLES M. SWOBODA

Charles M. Swoboda

Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHARLES M. SWOBODA **Charles M. Swoboda**	Chairman, Chief Executive Officer and President	August 27, 2013
/s/ MICHAEL E. MCDEVITT **Michael E. McDevitt**	Executive Vice President and Chief Financial Officer	August 27, 2013
/s/ CLYDE R. HOSEIN **Clyde R. Hosein**	Director	August 27, 2013
/s/ ROBERT A. INGRAM **Robert A. Ingram**	Director	August 27, 2013
/s/ FRANCO PLASTINA **Franco Plastina**	Director	August 27, 2013
/s/ ALAN J. RUUD **Alan J. Ruud**	Director	August 27, 2013
/s/ ROBERT L. TILLMAN **Robert L. Tillman**	Director	August 27, 2013
/s/ HARVEY A. WAGNER **Harvey A. Wagner**	Director	August 27, 2013
/s/ THOMAS H. WERNER **Thomas H. Werner**	Director	August 27, 2013

NOTES

NOTES

NOTES

NOTES

2013
CORPORATE INFORMATION

Corporate Headquarters
Cree, Inc.
4600 Silicon Drive
Durham, NC 27703-8475
Phone: 919.407.5300
Fax: 919.407.5615
www.cree.com

Independent Auditor
Ernest & Young LLP
Raleigh, NC

Transfer Agent and Registrar
American Stock Transfer & Trust Company
56 Maiden Lane, Plaza Level
New York, NY 10038
Phone: 800.937.5449
www.amstock.com

Investor Relations
Raiford Garrabrant
Phone: 919.407.7895
Additional investor materials may be obtained without charge by contacting Investor Relations

Annual Meeting of Shareholders
The annual meeting of shareholders will be held on Oct. 29, 2013 at 10 a.m. at the company's offices located at 4600 Silicon Drive, Durham, NC

Additional Information
The company's stock is traded on the NASDAQ Global Select Market and is quoted under the symbol "CREE".

Executive Officers
Charles M. Swoboda
Chairman and Chief Executive Officer

Michael E. McDevitt
Executive Vice President and Chief Financial Officer

Norbert W.G. Hiller
Executive Vice President – LEDs

Tyrone D. Mitchell, Jr.
Executive Vice President – Lighting

Board of Directors
Clyde R. Hosein
Executive Vice President and CFO
RingCentral, Inc.

Robert A. Ingram
General Partner
Hatteras Venture Partners

Franco Plastina
President
Arc & Company, LLC

Alan J. Ruud
Vice Chairman – Lighting
Cree, Inc.

Charles M. Swoboda
Chairman and CEO
Cree, Inc.

Robert L. Tillman
Retired CEO
Lowe's Companies, Inc.

Harvey A. Wagner
Managing Principal
H.A. Wagner Group LLC

Thomas H. Werner
CEO
SunPower Corporation

CREE

www.cree.com